   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 2003

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                                                 REGISTRATION FILE NO. 333-98629
                                                                        811-4460

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                    FORM N-6
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933                 [ ]
                         PRE-EFFECTIVE AMENDMENT NO. 2                [X]
                        POST-EFFECTIVE AMENDMENT NO. ___              [ ]
                                     AND/OR
                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940               [ ]
                                AMENDMENT NO. 6                       [X]
                       (CHECK APPROPRIATE BOX OR BOXES.)
                            ------------------------


                            NATIONWIDE PROVIDENT VLI


                               SEPARATE ACCOUNT 1

           (FORMERLY PROVIDENT MUTUAL VARIABLE LIFE SEPARATE ACCOUNT)
                           (EXACT NAME OF REGISTRANT)

                  NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA
               (FORMERLY PROVIDENT MUTUAL LIFE INSURANCE COMPANY)
                              (NAME OF DEPOSITOR)

                          1000 CHESTERBROOK BOULEVARD
                           BERWYN, PENNSYLVANIA 19312
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (302) 452-4000



            KATHERINE DEPERI, ESQ.                                COPY TO:
 NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA              STEPHEN E. ROTH, ESQ.
         1000 CHESTERBROOK BOULEVARD                  SUTHERLAND ASBILL & BRENNAN LLP
          BERWYN, PENNSYLVANIA 19312                   1275 PENNSYLVANIA AVENUE, N.W.
   (NAME AND ADDRESS OF AGENT FOR SERVICE)               WASHINGTON, DC 20004-2415


                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If appropriate, check the following box:

     [ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                            ------------------------

                     TITLE OF SECURITIES BEING REGISTERED:
  Interests in Individual Flexible Premium Adjustable Variable Life Insurance
                                    Policies
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      FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE
                  INSURANCE POLICY

                      Issued by

     NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1

                         and

    NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA
      (FORMERLY PROVIDENT MUTUAL LIFE INSURANCE
                      COMPANY)

              SERVICE CENTER          MAIN ADMINISTRATIVE OFFICE
           300 CONTINENTAL DRIVE       1000 CHESTERBROOK BLVD.
          NEWARK, DELAWARE 19713      BERWYN, PENNSYLVANIA 19312

              TELEPHONE: (800) 688-5177
                                                              PROSPECTUS


                                                          February 14, 2003


This prospectus describes a flexible premium adjustable variable life insurance policy ("Policy") issued by Nationwide Life Insurance Company of America (the "Company" or "NLICA"). The Policy is a long-term investment designed to provide significant life insurance benefits for the Insured. This prospectus provides information that a prospective Owner should know before investing in the Policy. You should consider the Policy in conjunction with other insurance you own. It may not be advantageous to replace existing insurance with the Policy, or to finance the purchase of the Policy through a loan or through withdrawals from another policy.

You can allocate your Policy's values to:

      -- Nationwide Provident VLI Separate Account 1 (the "Separate Account"), which invests in the Portfolios listed on this page; or

      --  the Guaranteed Account, which credits a specified rate of interest.

A prospectus for each of the Portfolios available through the Separate Account must accompany this prospectus. Please read these documents before investing and save them for future reference.

PLEASE NOTE THAT THE POLICIES AND THE PORTFOLIOS:

      --  ARE NOT GUARANTEED TO ACHIEVE THEIR GOALS;

      --  ARE NOT FEDERALLY INSURED;

      --  ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY; AND

      --  ARE SUBJECT TO RISKS, INCLUDING LOSS OF THE AMOUNT INVESTED.

   THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THE POLICY OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The following Portfolios are available:

     -- THE MARKET STREET FUND
        Equity 500 Index Portfolio
        Money Market Portfolio

     -- AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
        (CLASS I)
        VP Ultra Fund(R)
        VP Income & Growth Fund

     -- DREYFUS INVESTMENT PORTFOLIOS
        Small Cap Stock Index Portfolio

     -- DREYFUS VARIABLE INVESTMENT FUND
        (INITIAL SHARES)
        Appreciation Portfolio

     -- FEDERATED INSURANCE SERIES
        (PRIMARY SHARES)
        Quality Bond Fund II

     -- FIDELITY VARIABLE INSURANCE PRODUCTS
        (SERVICE CLASS)
        Equity-Income Portfolio
        Growth Portfolio
        Investment Grade Bond Portfolio
        Overseas Portfolio

     -- GARTMORE VARIABLE INSURANCE TRUST
        Government Bond Fund (Class I)
        Investor Destinations Aggressive Fund
        Investor Destinations Conservative Fund
        Investor Destinations Moderate Fund
        Investor Destinations Moderately
          Aggressive Fund
        Investor Destinations Moderately
          Conservative Fund

     -- JANUS ASPEN SERIES (SERVICE SHARES)
        Capital Appreciation Portfolio

     -- OPPENHEIMER VARIABLE ACCOUNT FUNDS (INITIAL CLASS)
        Capital Appreciation/VA
        Global Securities Fund/VA

     -- VANGUARD VARIABLE INSURANCE FUND
        Equity Income Portfolio
        High Yield Bond Portfolio
        Mid-Cap Index Portfolio
        Total Bond Market Index Portfolio

TABLE OF CONTENTS
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POLICY BENEFITS/RISKS SUMMARY.........    1
  Policy Benefits.....................    1
     Death Benefit....................    1
     Policy Cancellation, Surrender,
       and Partial Withdrawals........    2
     Transfers........................    2
     Loans............................    2
     Personalized Illustrations.......    3
  Policy Risks........................    3
     Investment Risk..................    3
     Risk of Lapse....................    3
     Tax Risks........................    3
     Withdrawal and Surrender Risks...    4
     Loan Risks.......................    4
  Portfolio Risks.....................    4
FEE TABLE.............................    5
THE POLICY............................   13
  Purchasing a Policy.................   13
  When Insurance Coverage Takes
     Effect...........................   13
  Canceling a Policy (Free Look
     Right)...........................   13
  Ownership and Beneficiary Rights....   14
  Modifying the Policy................   14
  Other Policies......................   14
PREMIUMS..............................   15
  Allocating Premiums.................   16
  Delay in Allocation.................   16
POLICY ACCOUNT VALUES.................   17
  Policy Account Value................   17
  Net Cash Surrender Value............   17
  Subaccount Value....................   17
  Unit Value..........................   17
  Guaranteed Account Value............   18
DEATH BENEFIT.........................   18
  Insurance Proceeds..................   18
  Death Benefit Options...............   19
  Changing Death Benefit Options......   19
  Changing the Face Amount............   20
  Settlement Options..................   21
  Accelerated Death Benefit...........   21
  Long-Term Care Benefit..............   21
SURRENDERS AND PARTIAL WITHDRAWALS....   22
  Surrenders..........................   22
  Partial Withdrawals.................   22
TRANSFERS.............................   23
  Additional Transfer Rights..........   24
LOANS.................................   25
TELEPHONE, FAX, AND E-MAIL REQUESTS...   26
POLICY LAPSE AND REINSTATEMENT........   27
  Lapse...............................   27
  Reinstatement.......................   27
THE COMPANY AND THE GUARANTEED
  ACCOUNT.............................   28
  Nationwide Life Insurance Company of
     America..........................   28
  The Guaranteed Account..............   28
THE SEPARATE ACCOUNT AND THE
  PORTFOLIOS..........................   28
  The Separate Account................   28
  The Portfolios......................   29
  Addition, Deletion, or Substitution
     of Investments...................   32
  Voting Portfolio Shares.............   32
CHARGES AND DEDUCTIONS................   33
  Premium Expense Charge..............   33
  Monthly Deduction...................   33
  Insurance Charge....................   35
  Surrender Charges and Additional
     Surrender Charges................   36
  Face Amount Increase Charge.........   39
  Partial Withdrawal Charge...........   39
  Transfer Charge.....................   39
  Loan Interest Charge................   39
  Portfolio Expenses..................   39
FEDERAL TAX CONSIDERATIONS............   39
  Tax Treatment of Policy Benefits....   40
SPLIT DOLLAR ARRANGEMENTS.............   43
SUPPLEMENTAL BENEFITS AND RIDERS......   44
SALE OF THE POLICIES..................   44
STATE VARIATIONS......................   45
LEGAL PROCEEDINGS.....................   45
FINANCIAL STATEMENTS..................   46
GLOSSARY..............................   47
STATEMENT OF ADDITIONAL INFORMATION
  TABLE OF CONTENTS...................   50

POLICY BENEFITS/RISKS SUMMARY
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The Policy is a flexible premium adjustable variable life insurance policy. The Policy is built around its Policy Account Value. The Policy Account Value will increase or decrease depending on the investment performance of the Subaccounts, the amount of interest we credit to the Guaranteed Account, the Premiums you pay, the Policy fees and charges we deduct, and the effect of any Policy transactions (such as transfers, partial withdrawals, and loans). WE DO NOT GUARANTEE ANY MINIMUM POLICY ACCOUNT VALUE. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

This summary describes the Policy's important benefits and risks. The sections in the prospectus following this summary discuss the Policy's benefits and other provisions in more detail. THE GLOSSARY AT THE END OF THE PROSPECTUS DEFINES CERTAIN WORDS AND PHRASES USED IN THIS PROSPECTUS.

                                POLICY BENEFITS

DEATH BENEFIT

 -- INSURANCE PROCEEDS. We pay Insurance Proceeds to the Beneficiary upon due proof of death of the Insured. The Insurance Proceeds equal the death benefit and any additional insurance provided by Rider less any Indebtedness and unpaid Monthly Deductions.

 -- DEATH BENEFIT OPTION A AND OPTION B. In the Application, you choose between two death benefit options under the Policy. We will not issue the Policy until you have elected a death benefit option. We calculate the amount available under each death benefit option as of the Insured's date of death.

  -- DEATH BENEFIT OPTION A is equal to the greater of:

      -- the Face Amount (which is the amount of insurance you select); or

      -- the Policy Account Value multiplied by the applicable percentage listed in the table below.

  -- DEATH BENEFIT OPTION B is equal to the greater of:

      -- the Face Amount PLUS the Policy Account Value; or

      -- the Policy Account Value multiplied by the applicable percentage listed in the table below.

ATTAINED AGE                   PERCENTAGE          ATTAINED AGE           PERCENTAGE
------------                   ----------          -------------          ----------
40 and under                      250%                  60                   130%
45                                215%                  65                   120%
50                                185%                  70                   115%
55                                150%             75 through 90             105%
                                                   95 through 99             100%

For Attained Ages not shown, the percentages decrease pro rata for each full year.


 -- CHANGE IN DEATH BENEFIT OPTION AND FACE AMOUNT. After the first Policy Year and at least 12 months after any increase in Face Amount, you may change death benefit options while the Policy is in force. Also, after the first Policy Year, you may change the Face Amount subject to certain conditions. We apply a charge if you increase your Face Amount, and may apply a surrender charge and/or additional surrender charge if you decrease your Face Amount. A change in death benefit option or Face Amount may have tax consequences.


 -- ACCELERATED DEATH BENEFIT. Under the Accelerated Death Benefit Rider, you may receive accelerated payment of part of your death benefit if the Insured develops a terminal illness or, in certain states only, is permanently confined to a nursing care facility. We will deduct an administrative charge from the accelerated death benefit at the time it is paid. The federal income tax consequences associated with adding the Accelerated Death Benefit Rider or receiving the accelerated death benefit are uncertain. You should consult a tax adviser before adding the Accelerated Death Benefit Rider to your Policy or requesting an accelerated death benefit.

 -- LONG-TERM CARE BENEFIT. Under the Long-Term Care Benefit Riders, you may receive periodic payments of a portion of your death benefit and waiver of Monthly Deductions if the Insured becomes "chronically ill." We impose a monthly charge if you elect any of these Riders. There may be federal income tax consequences associated with the Long-Term Care Benefit Riders. You should consult a tax adviser before adding the Long-Term Care Benefit Riders to your Policy.

POLICY CANCELLATION, SURRENDER, AND PARTIAL WITHDRAWALS


 -- POLICY CANCELLATION: When you receive your Policy, a 10-day "free look" period begins. You may return your Policy during this period and receive a refund. A Free Look Period also begins if you request an increase in Face Amount.



 -- SURRENDER: At any time while the Policy is in force, you may make a Written Request (by submitting our Surrender form to us) to Surrender your Policy and receive the Net Cash Surrender Value. A Surrender may have tax consequences.



 -- PARTIAL WITHDRAWALS: After the first Policy Year, you may make a Written Request to withdraw part of the Net Cash Surrender Value, subject to the following rules. Partial withdrawals may have tax consequences.


     X You must request at least $1,500.

     X For each partial withdrawal, we deduct a $25 fee from the remaining
       Policy Account Value.

     X If Death Benefit Option A is in effect, we will reduce the Face Amount by the amount of the partial withdrawal.

     X Unless you specify otherwise, we will deduct the requested partial withdrawal and partial withdrawal charge from the Subaccounts and the Guaranteed Account in proportion to the value in each account.

TRANSFERS

 --  You may make transfers among the Subaccounts and the Guaranteed Account.

 --  We charge $25 for the 13th and each additional transfer during a Policy
     Year.

 -- Transfers out of the Guaranteed Account may be made only within 30 days of a Policy Anniversary.

 -- The minimum amount you may transfer from a Subaccount or the Guaranteed Account is the lesser of $1,000 or the total value in the Subaccount or Guaranteed Account.

LOANS

 -- You may take a loan (minimum $500) from your Policy at any time. The maximum loan amount you may take is the Net Cash Surrender Value. Loans may have tax consequences.

 -- We charge you a maximum annual interest rate of 6% ("charged interest rate") on your loan. Charged interest is due and payable at the end of each Policy Year. Unpaid interest becomes part of the outstanding loan and accrues interest if it is not paid by the end of the Policy Year.

 -- We credit interest on amounts in the Loan Account ("earned interest rate") and we guarantee that the annual earned interest rate will not be lower than 4%. We currently credit an earned interest rate of 4% to amounts in the Loan Account.

 -- As collateral for the loan, we transfer an amount equal to the loan (adjusted by the earned interest rate and the charged interest rate to the next Policy Anniversary) from the Separate Account and Guaranteed Account to the Loan Account on a pro rata basis, unless you specify another allocation.

 -- You may repay all or part of your Indebtedness at any time while the Insured is alive and the Policy is in force.

 -- We deduct any Indebtedness from the Policy Account Value upon Surrender, and from the Insurance Proceeds payable on the Insured's death.


PERSONALIZED ILLUSTRATIONS



You will receive personalized illustrations that reflect your own particular circumstances. These illustrations may help you to understand the long-term effects of different levels of investment performance and the charges and deductions under the Policy. They also may help you compare the Policy to other life insurance policies. These illustrations also show the value of Premiums accumulated with interest and demonstrate that the Policy Account Value may be low (compared to the Premiums paid plus accumulated interest) if you Surrender the Policy in the early Policy Years. Therefore, you should not purchase the Policy as a short-term investment. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or Policy Account Value.


                                  POLICY RISKS

INVESTMENT RISK


If you invest your Policy Account Value in one or more Subaccounts, then you will be subject to the risk that investment performance will be unfavorable and that the Policy Account Value will decrease. In addition, we deduct Policy fees and charges from your Policy Account Value, which can significantly reduce your Policy Account Value. During times of poor investment performance, this deduction will have an even greater impact on your Policy Account Value. You COULD lose everything you invest and your Policy could Lapse without value, unless you pay additional Premiums. If you allocate Net Premiums to the Guaranteed Account, then we credit your Policy Account Value (in the Guaranteed Account) with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 4%.


RISK OF LAPSE

If your Net Cash Surrender Value is not enough to pay the Monthly Deduction and other charges, your Policy may enter a 61-day Grace Period. We will notify you that the Policy will Lapse (terminate without value) unless you make a sufficient payment during the Grace Period. Your Policy may also Lapse if your Indebtedness reduces the Net Cash Surrender Value to zero. Your Policy generally will not Lapse: (1) during the first 5 Policy Years, if you pay Premiums (less any Indebtedness and partial withdrawals) in excess of the Minimum Guarantee Premium; or (2) if you make a payment equal to 3 Monthly Deductions before the end of the Grace Period. You may reinstate a lapsed Policy, subject to certain conditions.

TAX RISKS

We anticipate that the Policy should generally be deemed a life insurance contract under federal tax law. However, due to limited guidance under the federal tax law, there is some uncertainty about the application of the federal tax law to the Policy, particularly if you pay the full amount of Premiums permitted under the Policy. In addition, if you elect the Accelerated Death Benefit Rider or a Long-Term Care Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made are unclear. Please consult a tax adviser about these consequences. Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of Policy Account Value under a Policy until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be excludable from the gross income of the

Beneficiary. As a result, the Beneficiary generally should not have to pay U.S. federal income tax on the death benefit, although other taxes, such as estate taxes, may apply.

Depending on the total amount of Premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under federal tax laws. If a Policy is treated as a MEC, then Surrenders, partial withdrawals, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on Surrenders, partial withdrawals, and loans taken before you attain age 59 1/2. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

See "Federal Tax Considerations." You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

WITHDRAWAL AND SURRENDER RISKS

The surrender charge under the Policy applies for 15 Policy Years after the Policy Date. An additional surrender charge will be applicable for 15 years from the date of any increase in the Face Amount. It is possible that you will receive no Net Cash Surrender Value if you Surrender your Policy in the first few Policy Years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to Surrender all or part of the Policy Account Value in the near future. We designed the Policy to meet long-term financial goals. THE POLICY IS NOT SUITABLE AS A SHORT-TERM INVESTMENT.

Even if you do not ask to Surrender your Policy, surrender charges and additional surrender charges may play a role in determining whether your Policy will Lapse (terminate without value), because surrender charges and additional surrender charges decrease the Net Cash Surrender Value, which is a measure we use to determine whether your Policy will enter a Grace Period (and possibly Lapse). See "Risk of Lapse," above.

Partial withdrawals are not permitted during the first Policy Year, and we will reduce the Face Amount by the amount of the partial withdrawal if Death Benefit Option A is in effect.


A Surrender or partial withdrawal may have tax consequences.


LOAN RISKS


A Policy loan, whether or not repaid, will affect Policy Account Value over time because we subtract the amount of the loan from the Subaccounts and/or Guaranteed Account as collateral and hold it in the Loan Account. This loan collateral does not participate in the investment performance of the Subaccounts or receive any higher current interest rate credited to the Guaranteed Account.


We reduce the amount we pay on the Insured's death by the amount of any Indebtedness. Your Policy may Lapse (terminate without value) if your Indebtedness reduces the Net Cash Surrender Value to zero.


A loan may have tax consequences. In addition, if you Surrender a Policy which is not a MEC or allow it to Lapse while a Policy loan is outstanding, the amount of the loan, to the extent it has not previously been taxed, will be added to any amount you receive and taxed accordingly.


                                PORTFOLIO RISKS

A comprehensive discussion of the risks of each Portfolio may be found in each Portfolio's prospectus. Please refer to the Portfolios' prospectuses for more information.

THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED INVESTMENT OBJECTIVE.

FEE TABLE
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The following tables describe the fees and expenses that a Policy Owner will pay when buying, owning, and Surrendering the Policy. The first table describes the fees and expenses that a Policy Owner will pay at the time that he or she buys the Policy, Surrenders the Policy, takes a Policy loan, or transfers Policy Account Value among the Subaccounts and the Guaranteed Account.



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                                       TRANSACTION FEES
----------------------------------------------------------------------------------------------
                                                               AMOUNT DEDUCTED
                            WHEN CHARGE IS      ----------------------------------------------
        CHARGE                 DEDUCTED           GUARANTEED CHARGE         CURRENT CHARGE
----------------------------------------------------------------------------------------------
 MAXIMUM CHARGE
 IMPOSED ON PREMIUMS
 (PREMIUM EXPENSE
 CHARGE):
----------------------------------------------------------------------------------------------
  Premium Tax            Upon receipt of each    0-4% of each premium    0-4% of each premium
  Charge(1)                premium payment      payment, depending on   payment, depending on
                                                the Insured's state of  the Insured's state of
                                                      residence               residence
----------------------------------------------------------------------------------------------
  Percent of Premium     Upon receipt of each       10% of premium         During the first
  Charge(2)                premium payment             payments          Policy Year, 10% of
                                                                        premium payments up to
                                                                         a specified premium
                                                                         amount,(3) and 4% of
                                                                        premium payments above
                                                                             this amount
----------------------------------------------------------------------------------------------
  Percent of Premium     Upon receipt of each       10% of premium         10% of Premiums
  Charge (Additional    premium payment during         payments            allocated to the
  Premium Charge)           the first year                                 increase in Face
                        following an increase                               Amount up to a
                            in Face Amount                                specified premium
                                                                          amount, and 4% of
                                                                        premium payments above
                                                                             this amount
----------------------------------------------------------------------------------------------
 MAXIMUM DEFERRED
 SURRENDER CHARGE:
----------------------------------------------------------------------------------------------
  Deferred Sales        Upon Surrender, Lapse,  The lesser of: (1) 35%  The lesser of: (1) 35%
  Charge(4)              or decrease in Face     of all Premiums paid    of all Premiums paid
                          Amount during the         to the date of          to the date of
                        first 15 Policy Years   Surrender or Lapse, or  Surrender or Lapse, or
                                                  (2) during Policy       (2) during Policy
                                                Years 1-6, 70% of the   Years 1-6, 70% of the
                                                Target Premium(5) for   Target Premium(5) for
                                                   the initial Face        the initial Face
                                                        Amount                  Amount
----------------------------------------------------------------------------------------------


---------------

(1) We do not deduct a premium tax charge in jurisdictions that impose no premium tax.

(2) After the first Policy Year, the percent of premium charge decreases to 4% of premium payments.

(3) The specified premium amount varies based on the Insured's Issue Age, sex, Premium Class, and initial Face Amount (or increase in Face Amount). The maximum specified premium amount for any Policy is $752.57 per $1,000 of Face Amount.


(4) The deferred sales charge decreases each Policy Year to 0% after the 15th Policy Year.
    Upon a decrease in Face Amount, we deduct a portion of this charge.



(5) The Target Premium varies based on the Insured's Issue Age, sex, Premium Class, and initial Face Amount (or increase in Face Amount). The maximum Target Premium for any
    Policy is $54 per $1,000 of Face Amount.

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                                       TRANSACTION FEES
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                                                               AMOUNT DEDUCTED
                            WHEN CHARGE IS      ----------------------------------------------
        CHARGE                 DEDUCTED           GUARANTEED CHARGE         CURRENT CHARGE
----------------------------------------------------------------------------------------------
  Deferred              Upon Surrender, Lapse,   During Policy Years     During Policy Years
  Administrative         or decrease in Face    1-6, $4.90 per $1,000   1-6, $4.90 per $1,000
  Charge(6)               Amount during the         of Face Amount          of Face Amount
                        first 15 Policy Years
----------------------------------------------------------------------------------------------
 MAXIMUM DEFERRED
 ADDITIONAL SURRENDER
 CHARGE:
----------------------------------------------------------------------------------------------
  Additional Deferred   Upon Surrender, Lapse,  The lesser of: (1) 35%  The lesser of: (1) 35%
  Sales Charge(7)        or decrease in Face    of Premiums allocated   of Premiums allocated
                          Amount during the       to the increase in      to the increase in
                            first 15 years       Face Amount, or (2)     Face Amount, or (2)
                        following an increase     during the first 6      during the first 6
                            in Face Amount       years following the     years following the
                                                effective date of the   effective date of the
                                                   increase in Face        increase in Face
                                                  Amount, 70% of the      Amount, 70% of the
                                                  Target Premium for      Target Premium for
                                                each increase in Face   each increase in Face
                                                        Amount                  Amount
----------------------------------------------------------------------------------------------
  Additional Deferred   Upon Surrender, Lapse,    During the first 6      During the first 6
  Administrative         or decrease in Face     years following the     years following the
  Charge(8)               Amount during the     effective date of each  effective date of each
                            first 15 years         increase in Face        increase in Face
                        following an increase     Amount, $4.90 per       Amount, $4.90 per
                            in Face Amount         $1,000 for each         $1,000 for each
                                                   increase in Face        increase in Face
                                                        Amount                  Amount
----------------------------------------------------------------------------------------------
 FACE AMOUNT INCREASE   Upon increase in Face     $60 plus $3.00 per      $60 plus $0.50 per
 CHARGE                         Amount            $1,000 of the Face      $1,000 of the Face
                                                   Amount increase       Amount increase, not
                                                                            to exceed $750
----------------------------------------------------------------------------------------------
 OTHER WITHDRAWAL/           Upon partial         $25 per withdrawal      $25 per withdrawal
 SURRENDER FEES               withdrawal
----------------------------------------------------------------------------------------------
 TRANSFER FEES(9)           Upon transfer          $25 per transfer        $25 per transfer
----------------------------------------------------------------------------------------------
 LOAN INTEREST          On Policy Anniversary    Annual rate of 6.00%    Annual rate of 6.00%
 CHARGE(10)                 or earlier, as        of the loan amount      of the loan amount
                            applicable(11)
----------------------------------------------------------------------------------------------


---------------


(6) The deferred administrative charge decreases each Policy Year to $0 after the 15th Policy
    Year. Upon a decrease in Face Amount, we deduct a portion of this charge.



(7) The additional deferred sales charge decreases each year following an increase in Face
    Amount to 0% after the 15th year. Upon a decrease in Face Amount, we deduct a portion of this charge.



(8) The additional deferred administrative charge decreases each year following an increase in
    Face Amount to $0 after the 15th year. Upon a decrease in Face Amount, we deduct a portion of this charge.


(9) We do not assess a transfer charge for the first 12 transfers each Policy Year.


(10) The maximum guaranteed net cost of loans is 2.00% annually (e.g., the difference between the amount of interest we charge you for a loan (6.00% annually) and the amount of interest we credit to the Loan Account (guaranteed not be lower than 4.00% annually)).



(11) While a Policy loan is outstanding, loan interest is payable in arrears on each Policy
     Anniversary or, if earlier, on the date of loan repayment, Lapse, Surrender, Policy termination, or the Insured's death.

The next table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy, not including Portfolio fees and expenses.


----------------------------------------------------------------------------------------------
                   PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
----------------------------------------------------------------------------------------------
                                                               AMOUNT DEDUCTED
                            WHEN CHARGE IS      ----------------------------------------------
        CHARGE                 DEDUCTED           GUARANTEED CHARGE         CURRENT CHARGE
----------------------------------------------------------------------------------------------
 COST OF
 INSURANCE:(12)

----------------------------------------------------------------------------------------------

   Minimum and Maximum    On Policy Date and     $0.06 - $420.82 per     $0.03 - $105.86 per
   Charge                 monthly on Policy      $1,000 of net amount    $1,000 of net amount
                            Processing Day      at risk(13) per month     at risk per month
                                                                         during Policy Years
                                                                                 1-10
                                                                         $0.02 - $115.12 per
                                                                         $1,000 of net amount
                                                                          at risk per month
                                                                         during Policy Years
                                                                                 11+

----------------------------------------------------------------------------------------------
   Charge for a male      On Policy Date and     $0.28 per $1,000 of     $0.22 per $1,000 of
   Insured, Attained      monthly on Policy     net amount at risk per  net amount at risk per
   Age 45, in the           Processing Day              month                   month
   nonsmoker Premium
   Class

----------------------------------------------------------------------------------------------
 INITIAL                  On Policy Date and              $5                      $5
 ADMINISTRATIVE           monthly on Policy
 CHARGE(14)                 Processing Day

----------------------------------------------------------------------------------------------
 MONTHLY                  On Policy Date and             $11                    $7.50
 ADMINISTRATIVE CHARGE    monthly on Policy
                            Processing Day

----------------------------------------------------------------------------------------------


---------------


(12) Cost of insurance charges vary based on the Insured's Attained Age, sex, Premium Class,
     Policy Year, and net amount at risk. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your Policy's specifications page will indicate the guaranteed cost of insurance charge applicable to your Policy, and more detailed information concerning your cost of insurance charges is available on request from our Service Center. Also, before you purchase the Policy, we will provide you personalized illustrations of your future benefits under the Policy based upon the
     Insured's Issue Age and Premium Class, the death benefit option, Face Amount, planned periodic premiums, and Riders requested.



(13) The net amount at risk is equal to the death benefit on the Policy Processing Day minus the Policy Account Value on the Policy Processing Day.



(14) We only deduct the initial administrative charge on the first 12 Policy Processing Days.

----------------------------------------------------------------------------------------------
                   PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
----------------------------------------------------------------------------------------------
                                                               AMOUNT DEDUCTED
                            WHEN CHARGE IS      ----------------------------------------------
        CHARGE                 DEDUCTED           GUARANTEED CHARGE         CURRENT CHARGE
----------------------------------------------------------------------------------------------

 INSURANCE CHARGE               Daily            Annual rate of 1.00%   -- For Subaccounts
                                                 of the average daily      investing in the
                                                  net assets of each       Vanguard Variable
                                                  Subaccount you are       Insurance Fund
                                                     invested in           Portfolios, an
                                                                           annual rate of
                                                                           0.95% of the
                                                                           average daily net
                                                                           assets of each
                                                                           Vanguard Variable
                                                                           Insurance Fund
                                                                           Subaccount you are
                                                                           invested in
                                                                        -- For all other
                                                                           Subaccounts, an
                                                                           annual rate of
                                                                           0.75% of the
                                                                           average daily net
                                                                           assets of each of
                                                                           those Subaccounts
                                                                           you are invested in

----------------------------------------------------------------------------------------------
 OPTIONAL CHARGES:(15)

----------------------------------------------------------------------------------------------
  Accelerated Death        At the time the               $250                    $100
  Benefit Rider           accelerated death
                           benefit is paid

----------------------------------------------------------------------------------------------

  Additional Insurance   On Rider Policy Date    $0.06 - $420.82 per     $0.02 - $115.12 per
  Benefit Rider:        and monthly on Policy      $1,000 of Rider         $1,000 of Rider
                            Processing Day       coverage amount per     coverage amount per
   Minimum and Maximum                                  month                   month
   Charge

----------------------------------------------------------------------------------------------
   Charge for a male     On Rider Policy Date    $0.28 per $1,000 of     $0.11 per $1,000 of
   Insured, Attained    and monthly on Policy   Rider coverage amount   Rider coverage amount
   Age 45, in the           Processing Day            per month               per month
   nonsmoker Premium
   Class

----------------------------------------------------------------------------------------------
  Change of Insured              N/A                     None                    None
  Rider

----------------------------------------------------------------------------------------------
  Children's Term        On Rider Policy Date    $0.52 per $1,000 of     $0.52 per $1,000 of
  Insurance Rider       and monthly on Policy   Rider coverage amount   Rider coverage amount
                            Processing Day            per month               per month

----------------------------------------------------------------------------------------------


---------------


(15) Charges for the Additional Insurance Benefit Rider, Convertible Term Rider, Disability
     Waiver Benefit Rider, Disability Waiver of Premium Benefit Rider, and Long-Term Care
     Benefit Riders may vary based on the Insured's Issue or Attained Age, sex, Premium Class,
     Policy Year, Face Amount, and net amount at risk. Charges based on Attained Age may increase as the Insured ages. The Rider charges shown in the table may not be typical of the charges you will pay. Your Policy's specifications page will indicate the Rider charges applicable to your Policy, and more detailed information concerning these Rider charges is available on request from our Service Center. Also, before you purchase the
     Policy, we will provide you personalized illustrations of your future benefits under the
     Policy based upon the Insured's Issue Age and Premium Class, the death benefit option,
     Face Amount, planned periodic premiums, and Riders requested.

----------------------------------------------------------------------------------------------
                   PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
----------------------------------------------------------------------------------------------
                                                               AMOUNT DEDUCTED
                            WHEN CHARGE IS      ----------------------------------------------
        CHARGE                 DEDUCTED           GUARANTEED CHARGE         CURRENT CHARGE
----------------------------------------------------------------------------------------------

  Convertible Term       On Rider Policy Date    $0.06 - $420.82 per     $0.06 - $113.17 per
  Rider:                and monthly on Policy      $1,000 of Rider         $1,000 of Rider
                            Processing Day       coverage amount per     coverage amount per
   Minimum and Maximum                                  month                   month
   Charge

----------------------------------------------------------------------------------------------
   Charge for a female   On Rider Policy Date    $0.12 per $1,000 of     $0.08 per $1,000 of
   Insured, Attained    and monthly on Policy   Rider coverage amount   Rider coverage amount
   Age 35, in the           Processing Day            per month               per month
   nonsmoker Premium
   Class

----------------------------------------------------------------------------------------------

  Disability Waiver      On Rider Policy Date     $0.01 - $1.76 per       $0.01 - $1.76 per
  Benefit Rider:        and monthly on Policy    $1,000 net amount at    $1,000 net amount at
   Minimum and Maximum      Processing Day          risk per month          risk per month
   Charge

----------------------------------------------------------------------------------------------
   Charge for an         On Rider Policy Date    $0.01 per $1,000 net    $0.01 per $1,000 net
   Insured, Attained    and monthly on Policy     amount at risk per      amount at risk per
   Age 45                   Processing Day              month                   month

----------------------------------------------------------------------------------------------

  Disability Waiver of   On Rider Policy Date     2% - 23.20% of the      2% - 23.20% of the
  Premium Benefit       and monthly on Policy   monthly benefit amount  monthly benefit amount
  Rider:                    Processing Day            per month               per month
   Minimum and Maximum
   Charge

----------------------------------------------------------------------------------------------
   Charge for an         On Rider Policy Date    3.9% of the monthly     3.9% of the monthly
   Insured, Issue Age   and monthly on Policy     benefit amount per      benefit amount per
   45                       Processing Day              month                   month

----------------------------------------------------------------------------------------------
  Final Policy Date              N/A                     None                    None
  Extension Rider

----------------------------------------------------------------------------------------------
  Long-Term Care
  Benefit Riders:

----------------------------------------------------------------------------------------------

  1. Long-Term Care      On Rider Policy Date    No maximum amount is   $0.02(17) - $3.24(18)
     Acceleration       and monthly on Policy         guaranteed          per $1,000 of net
     Benefit Rider(16)      Processing Day                                amount at risk per
                                                                                month
      Minimum and
       Maximum Charge

----------------------------------------------------------------------------------------------
     Charge for a male   On Rider Policy Date    No maximum amount is    $0.20 per $1,000 of
     Insured, Attained  and monthly on Policy         guaranteed        net amount at risk per
     Age 55 with a 4%       Processing Day                                      month
     Acceleration
     Benefit Rider

----------------------------------------------------------------------------------------------


---------------


(16) We may increase the rates for the Long-Term Care Acceleration Benefit Rider charge on a class basis. We waive this Rider's charge during the time we pay benefits under the
     Rider.



(17) Based on the selection of the 2% Long-Term Care Acceleration Benefit Rider.



(18) Based on the selection of the 4% Long-Term Care Acceleration Benefit Rider.

----------------------------------------------------------------------------------------------
                   PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
----------------------------------------------------------------------------------------------
                                                               AMOUNT DEDUCTED
                            WHEN CHARGE IS      ----------------------------------------------
        CHARGE                 DEDUCTED           GUARANTEED CHARGE         CURRENT CHARGE
----------------------------------------------------------------------------------------------

  2. Long-Term Care      On Rider Policy Date    No maximum amount is     $0.01 - $3.47 per
     Waiver Benefit     and monthly on Policy         guaranteed         $1,000 of net amount
     Rider(19)              Processing Day                                at risk per month
       Minimum and
       Maximum Charge

----------------------------------------------------------------------------------------------
     Charge for a male   On Rider Policy Date    No maximum amount is    $0.01 per $1,000 of
     Insured, Attained  and monthly on Policy         guaranteed        net amount at risk per
     Age 55                 Processing Day                                      month

----------------------------------------------------------------------------------------------

  3. Long-Term Care      On Rider Policy Date    No maximum amount is   $0.01(21) - $8.72(22)
     Extended           and monthly on Policy         guaranteed         per $1,000 of Rider
     Insurance Benefit      Processing Day                               coverage amount per
     Rider(20)                                                                  month
      Minimum and
      Maximum Charge

----------------------------------------------------------------------------------------------
     Charge for a male   On Rider Policy Date    No maximum amount is    $0.19 per $1,000 of
     Insured, Issue     and monthly on Policy         guaranteed        Rider coverage amount
     Age 55 with a 4%       Processing Day                                    per month
     Extended
     Insurance Benefit
     Rider, assuming
     no inflation or
     nonforfeiture
     protection (as
     described in the
     Rider), and
     assuming lifetime
     payments

----------------------------------------------------------------------------------------------


The following tables describe the Portfolio fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy. The fees and expenses are for the fiscal year ended December 31, 2001. Expenses of the Portfolios may be higher or lower in the future. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio.

---------------


(19) We may increase the rates for the Long-Term Care Waiver Benefit Rider charge on a class basis.



(20) We may increase the rates for the Long-Term Care Extended Insurance Benefit Rider charge on a class basis. We waive this Rider's charge during the time we pay benefits under the
     Rider.



(21) Based on the selection of the 2% Long-Term Care Extended Insurance Benefit Rider, without inflation or nonforfeiture protection (as described in the Rider), and with a fixed extension period.



(22) Based on the selection of the 4% Long-Term Care Extended Insurance Benefit Rider, with inflation and nonforfeiture protection (as described in the Rider), and with a lifetime extension period.

The following table shows the minimum and maximum Total Annual Portfolio Operating Expenses charged by any of the Portfolios for the fiscal year ended December 31, 2001.

ANNUAL PORTFOLIO OPERATING EXPENSES (expenses that are deducted from Portfolio assets):

----------------------------------------------------------------------------------------
                                                              MINIMUM            MAXIMUM
----------------------------------------------------------------------------------------
 TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES (expenses that
 are deducted from Portfolio assets, including management
 fees, distribution and/or service (12b-1) fees, and other
 expenses)                                                     0.22%       --     1.25%
----------------------------------------------------------------------------------------

The following table shows the fees and expenses charged by each Portfolio for the fiscal year ended December 31, 2001.

ANNUAL PORTFOLIO OPERATING EXPENSES (expenses that are deducted from Portfolio assets):


-------------------------------------------------------------------------------------------------------
                                                                                             NET
                                                                            GROSS           TOTAL
                                                                            TOTAL          ANNUAL
                                           MANAGEMENT   12B-1    OTHER      ANNUAL        EXPENSES
PORTFOLIO                                     FEES      FEES    EXPENSES   EXPENSES   (CONTRACTUAL)(23)
-------------------------------------------------------------------------------------------------------
 MARKET STREET FUND(24)
  Equity 500 Index Portfolio                 0.24%        N/A    0.27%      0.51%          0.28%

-------------------------------------------------------------------------------------------------------
  Money Market Portfolio                     0.25%        N/A    0.30%      0.55%          0.50%

-------------------------------------------------------------------------------------------------------
 AMERICAN CENTURY VARIABLE PORTFOLIOS,
   INC. (CLASS I)

-------------------------------------------------------------------------------------------------------
  VP Ultra Fund(R)                           1.00%        N/A    0.00%      1.00%          1.00%

-------------------------------------------------------------------------------------------------------
  VP Income & Growth Fund                    0.70%        N/A    0.00%      0.70%          0.70%

-------------------------------------------------------------------------------------------------------
 DREYFUS INVESTMENT PORTFOLIOS

-------------------------------------------------------------------------------------------------------
  Small Cap Stock Index Portfolio            0.35%      0.25%    0.00%      0.60%          0.60%

-------------------------------------------------------------------------------------------------------
 DREYFUS VARIABLE INVESTMENT FUND
  (INITIAL SHARES)

-------------------------------------------------------------------------------------------------------
  Appreciation Portfolio                     0.75%        N/A    0.03%      0.78%          0.78%

-------------------------------------------------------------------------------------------------------
 FEDERATED INSURANCE SERIES
  (PRIMARY SHARES)

-------------------------------------------------------------------------------------------------------
  Quality Bond Fund II                       0.60%      0.25%    0.40%      1.25%          1.25%

-------------------------------------------------------------------------------------------------------
 FIDELITY VARIABLE INSURANCE PRODUCTS
  (SERVICE CLASS)

-------------------------------------------------------------------------------------------------------
  Equity-Income Portfolio                    0.48%      0.10%    0.10%      0.68%          0.68%

-------------------------------------------------------------------------------------------------------
  Growth Portfolio                           0.58%      0.10%    0.10%      0.78%          0.78%

-------------------------------------------------------------------------------------------------------
  Investment Grade Bond Portfolio            0.43%      0.10%    0.11%      0.64%          0.64%

-------------------------------------------------------------------------------------------------------
  Overseas Portfolio                         0.73%      0.10%    0.20%      1.03%          1.03%

-------------------------------------------------------------------------------------------------------
 GARTMORE VARIABLE INSURANCE TRUST(25)

-------------------------------------------------------------------------------------------------------
  Government Bond Fund (Class I)             0.50%        N/A    0.25%      0.75%          0.75%

-------------------------------------------------------------------------------------------------------
  Investor Destinations Aggressive Fund      0.13%      0.25%    0.63%      1.01%          0.61%

-------------------------------------------------------------------------------------------------------
  Investor Destinations Conservative Fund    0.13%      0.25%    0.63%      1.01%          0.61%

-------------------------------------------------------------------------------------------------------
  Investor Destinations Moderate Fund        0.13%      0.25%    0.63%      1.01%          0.61%

-------------------------------------------------------------------------------------------------------
  Investor Destinations Moderately
  Aggressive Fund                            0.13%      0.25%    0.63%      1.01%          0.61%

-------------------------------------------------------------------------------------------------------
  Investor Destinations Moderately
  Conservative Fund                          0.13%      0.25%    0.63%      1.01%          0.61%

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                                                                             NET
                                                                            GROSS           TOTAL
                                                                            TOTAL          ANNUAL
                                           MANAGEMENT   12B-1    OTHER      ANNUAL        EXPENSES
PORTFOLIO                                     FEES      FEES    EXPENSES   EXPENSES   (CONTRACTUAL)(23)
-------------------------------------------------------------------------------------------------------
 JANUS ASPEN SERIES (SERVICE SHARES)
  Capital Appreciation Portfolio             0.65%      0.25%    0.01%      0.91%          0.91%
-------------------------------------------------------------------------------------------------------
 OPPENHEIMER VARIABLE ACCOUNT FUNDS
   (INITIAL CLASS)
  Capital Appreciation Fund/VA               0.64%        N/A    0.04%      0.68%          0.68%
-------------------------------------------------------------------------------------------------------
  Global Securities Fund/VA                  0.64%        N/A    0.06%      0.70%          0.70%
-------------------------------------------------------------------------------------------------------
 VANGUARD VARIABLE INSURANCE FUND
  Equity Income Portfolio                    0.29%        N/A    0.03%      0.32%          0.32%
-------------------------------------------------------------------------------------------------------
  Mid-Cap Index Portfolio                    0.24%        N/A    0.06%      0.30%          0.30%
-------------------------------------------------------------------------------------------------------
  High Yield Bond Portfolio                  0.24%        N/A    0.04%      0.28%          0.28%
-------------------------------------------------------------------------------------------------------
  Total Bond Market Index Portfolio          0.19%        N/A    0.03%      0.22%          0.22%
-------------------------------------------------------------------------------------------------------

---------------


(23) Pursuant to a written reimbursement agreement, the investment adviser to the Market Street Fund Money Market and Equity 500 Index Portfolios has agreed to reimburse each Portfolio for certain ordinary operating expenses in excess of a specified percentage of the average daily net assets of each Portfolio. This agreement will not be terminated prior to April 30, 2003.


     Pursuant to a written reimbursement agreement, the investment adviser to the Gartmore Variable Insurance Trust Portfolios has agreed to reimburse each Portfolio (other than the Government Bond Fund) for management fees and/or certain ordinary operating expenses in excess of a specified percentage of the average daily net assets of each Portfolio. This agreement will not be terminated prior to February 28, 2003.


     For certain Portfolios, certain expenses were voluntarily reimbursed and/or certain fees were voluntarily waived during 2001. It is anticipated that these expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. However, for certain Portfolios, no expenses were actually reimbursed or fees waived during 2001 because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative. After taking into account these voluntary arrangements, Net Total Annual Expenses would have been:


    ----------------------------------------------------------------------------------------------
                                                                                           NET
                                                                            GROSS         TOTAL
                                                                            TOTAL        ANNUAL
                                        MANAGEMENT    12B-1     OTHER       ANNUAL      EXPENSES
    PORTFOLIO                              FEES       FEES     EXPENSES    EXPENSES    (VOLUNTARY)
    ----------------------------------------------------------------------------------------------
     FEDERATED INSURANCE SERIES
      (PRIMARY SHARES)

    ----------------------------------------------------------------------------------------------
      Quality Bond Fund II                0.60%       0.25%     0.40%       1.25%         0.70%

    ----------------------------------------------------------------------------------------------
     FIDELITY VARIABLE INSURANCE
     PRODUCTS
     (SERVICE CLASS)

    ----------------------------------------------------------------------------------------------
      Equity-Income Portfolio             0.48%       0.10%     0.10%       0.68%         0.67%

    ----------------------------------------------------------------------------------------------
      Growth Portfolio                    0.58%       0.10%     0.10%       0.78%         0.75%

    ----------------------------------------------------------------------------------------------
      Overseas Portfolio                  0.73%       0.10%     0.20%       1.03%         0.97%

    ----------------------------------------------------------------------------------------------


(24) Certain fees and expenses for the Market Street Fund Portfolios have been restated as of October 1, 2002 to reflect new administrative services and other agreements. Other Expenses include an administrative service expense of 0.15% for the Money Market Portfolio and 0.10% for the Equity 500 Index Portfolio. This administrative service expense is payable to NLICA for administration services that NLICA provides to Market Street Fund. These administrative services include financial, account administration, record keeping, and accounting services provided to Market Street Fund by NLICA personnel.



(25) The Gartmore Variable Insurance Trust Portfolios commenced operations on December 14, 2001. Because the Portfolios had not been in operation for one year as of December 31, 2001, the Management Fees represent the fee that is payable to the Portfolios' investment adviser. Further, because the Portfolios were new in 2001, Other Expenses are estimates for the current fiscal year ending December 31, 2002.


The fee and expense information regarding the Portfolios was provided by those Portfolios. The American Century Variable Portfolios, Inc., Dreyfus Investment Portfolios, Dreyfus Variable Investment Fund,

Federated Insurance Series, Fidelity Variable Insurance Products, Janus Aspen Series, Oppenheimer Variable Account Funds, and Vanguard Variable Insurance Fund are not affiliated with NLICA.

THE POLICY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PURCHASING A POLICY

To purchase a Policy, you must submit a completed Application and an initial premium to us at our Service Center through any licensed life insurance agent who is appointed by NLICA and who is also a registered representative of 1717 Capital Management Company ("1717"), the principal underwriter for the Policy (as well as for other variable life policies), or a registered representative of a broker-dealer having a selling agreement with 1717, or a registered representative of a broker-dealer having a selling agreement with these broker-dealers. If you submit your Application and/or initial premium to your agent, we will not begin processing your purchase order until we receive the Application and initial premium from your agent's broker-dealer.


The minimum Initial Face Amount is $50,000 for all Premium Classes except preferred, and $100,000 for the preferred Premium Class.


Generally, the Policy is available for Insureds between Issue Ages 1-85. We can provide you with details as to our underwriting standards when you apply for a Policy. We reserve the right to modify our minimum Face Amount and underwriting requirements at any time. We must receive Evidence of Insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an Application for any reason permitted by law.

REPLACEMENT OF EXISTING INSURANCE. It may not be in your best interest to Surrender, Lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You may have to pay a surrender charge on your existing insurance, and the Policy will impose a new surrender charge period. You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free. If you Surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the Surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

WHEN INSURANCE COVERAGE TAKES EFFECT

We will issue the Policy only if the underwriting process has been completed, the Application has been approved, and the proposed Insured is alive and in the same condition of health as described in the Application. However, full insurance coverage under the Policy will take effect only if the Minimum Initial Premium also has been paid. We begin to deduct monthly charges from your Policy Account Value on the Policy Issue Date.

We may provide temporary insurance coverage before full insurance coverage takes effect, subject to our underwriting rules and Policy conditions. The amount of temporary insurance coverage we provide may be less than the amount of full insurance coverage you later receive. If temporary insurance does not take effect, then no insurance shall take effect unless and until: (1) the underwriting process has been completed; (2) the Application has been approved;
(3) the Minimum Initial Premium has been paid; and (4) there has been no change in the insurability of any proposed Insured since the date of Application.

CANCELING A POLICY (FREE LOOK RIGHT)


INITIAL FREE LOOK. You may cancel a Policy during the Free Look Period by providing Written Notice of cancellation and returning the Policy to us or to the agent who sold it. The Free Look Period begins when you receive the Policy and generally expires 10 days after you receive the Policy. This period will be longer if required by state law. If you decide to cancel the Policy during the Free Look Period, we will treat the Policy as if we never issued it.

Within 7 days after we receive the returned Policy, we generally will refund an amount equal to the sum of:

     1. The Policy Account Value as of the date we receive the returned Policy, plus

     2.  Any premium expense charges deducted from Premiums paid, plus

     3.  Any Monthly Deductions charged against the Policy Account Value, plus

     4. An amount reflecting other charges deducted (directly or indirectly) under the Policy.

We may postpone payment of the refund under certain conditions. The Free Look Period may be longer in some states and, where state law requires, the refund will equal all payments you made (less any partial withdrawals and Indebtedness).

FREE LOOK FOR INCREASE IN FACE AMOUNT. A Free Look Period also begins if you request an increase in Face Amount. You may cancel an increase in Face Amount until 10 days after you receive the new Policy Schedule pages reflecting the increase. This period will be longer if required by state law. If you exercise this right, all Monthly Deductions attributable to the increase plus the Face Amount increase charge will be credited to the Subaccounts and the Guaranteed Account in the same proportion as they were deducted, unless you request a refund of this amount.

OWNERSHIP AND BENEFICIARY RIGHTS


The Policy belongs to the Owner named in the Application. While the Insured is living, the Owner may exercise all of the rights and options described in the Policy. The Owner is the Insured unless the Application specifies a different person as the Insured or the Owner is changed thereafter. If the Owner is not the Insured and dies before the Insured, ownership of the Policy will pass to the Owner's estate, unless a contingent Owner has been designated. To the extent permitted by law, Policy benefits are not subject to any legal process for the payment of any claim against the payee, and no right or benefit will be subject to claims of creditors (except as may be provided by assignment). The principal rights of the Owner include selecting and changing the Beneficiary, changing the Owner, and assigning the Policy. Changing the Owner or assigning the Policy may result in tax consequences.


The principal right of the Beneficiary is the right to receive the Insurance Proceeds under the Policy.

MODIFYING THE POLICY

Any modification or waiver of our rights or requirements under the Policy must be in writing and signed by our president or a vice president. No agent may bind us by making any promise not contained in the Policy.

Upon notice to you, we may modify the Policy:

     -- to conform the Policy, our operations, or the Separate Account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our Company, or the Separate Account is subject;

     -- to assure continued qualification of the Policy as a life insurance contract under the federal tax laws; or

     -- to reflect a change in the Separate Account's operation.

If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we reserve the right to amend the provision to conform with these laws.

OTHER POLICIES

We offer other variable life insurance policies that have different death benefits, policy features, and optional programs. However, these other policies also have different charges that would affect your

Subaccount performance and Policy Account Value. To obtain more information about these other policies, contact our Service Center or your agent.

PREMIUMS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

MINIMUM INITIAL PREMIUM. No insurance will take effect until the Minimum Initial Premium is paid, and the health and other conditions of the Insured described in the Application must not have changed.


PREMIUM FLEXIBILITY. When you apply for a Policy, you will elect to pay Premiums on a quarterly, semiannual, or annual basis (planned periodic premiums). We will then send you a premium reminder notice as each payment becomes "due." However, you do not have to pay Premiums according to any schedule. You have flexibility to determine the frequency and the amount of the Premiums you pay, and you can change the planned periodic premium schedule at any time. If you are submitting a premium payment pursuant to a premium reminder notice, the address for payment will be enclosed with the notice. You may also send your premium payments to our Service Center, or send additional premium payments by wire transfer. If you submit a premium payment to your agent, we will not begin processing the premium until we receive it from your agent's broker-dealer. If you have an outstanding Policy loan, we will credit all payments you send to us as loan repayments unless you provide Written Notice for the payments to be applied as premium payments. (For New York residents, we will credit all payments you send to us as premium payments unless you provide Written Notice for the payments to be applied as loan repayments.) You may also choose to have premium payments automatically deducted monthly from your bank account or other source under the automatic payment plan. Payment of the planned periodic premiums does not guarantee that the Policy will remain in force. See "Policy Lapse and Reinstatement."



You may not pay any Premiums after the Policy's Final Policy Date. You may not pay Premiums less than $20, and we reserve the right to increase this minimum to an amount not exceeding $500 upon 90 days Written Notice to you. We have the right to limit or refund any premium or portion of a premium if:


     1. The premium would disqualify the Policy as a life insurance contract under the Code;

     2. The amount you pay is less than the minimum dollar amount allowed (currently $20); or

     3. The premium would increase the net amount at risk (unless you provide us with satisfactory Evidence of Insurability).


You can stop paying Premiums at any time and your Policy will continue in force until the earlier of the Final Policy Date, or the date when either: (1) the Insured dies; (2) the Grace Period ends without a sufficient payment (see "Policy Lapse and Reinstatement"); or (3) we receive your Written Notice requesting a Surrender of the Policy.


MINIMUM GUARANTEE PREMIUM. The Minimum Guarantee Premium is the monthly premium amount necessary to guarantee insurance coverage during the first 5 Policy Years. Your Policy's specifications page will show a Minimum Guarantee Premium amount for your Policy, which is based on the Insured's Issue Age, sex, Premium Class, Face Amount, and Riders. The Minimum Guarantee Premium will increase if you increase the Face Amount or add supplemental benefits to your Policy. The Minimum Guarantee Premium will decrease for any supplemental benefit you decrease or discontinue. The Minimum Guarantee Premium will not decrease if you decrease the Face Amount. See "Death Benefit -- Changing the Face Amount."

PREMIUM LIMITATIONS. The Code provides for exclusion of the death benefit from a Beneficiary's gross income if total premium payments do not exceed certain stated limits. In no event can the total of all Premiums paid under a Policy exceed these limits. We have established procedures to monitor whether aggregate Premiums paid under a Policy exceed those limits. If a premium is paid which would result in total Premiums exceeding these limits, we will accept only that portion of the premium which would make total Premiums equal the maximum amount which may be paid under the Policy. We will notify you of available options with regard to the excess premium. If a satisfactory arrangement is not made, we will refund this excess to you. If total Premiums do exceed the maximum premium limitations established by the Code, however, the excess of a Policy's death benefit over the Policy's cash surrender value (i.e., the Policy Account Value less any surrender charges or additional surrender charges) should still be excludable from gross income.

The maximum premium limitations set forth in the Code depend in part upon the amount of the death benefit at any time. As a result, any Policy changes which affect the amount of the death benefit may affect whether cumulative Premiums paid under the Policy exceed the maximum premium limitations.

REFUND OF EXCESS PREMIUM FOR MODIFIED ENDOWMENT CONTRACTS. At the time a premium is credited which would cause the Policy to become a MEC, we will notify you that the Policy will become a MEC unless you request a refund of the excess premium within 30 days after receiving the notice. If you request a refund, we will deduct the Policy Account Value attributable to the excess premium (including any interest or earnings on the excess premium) from the Subaccounts and/or the Guaranteed Account in the same proportion as the premium was initially allocated to the Subaccounts and/or the Guaranteed Account. The excess premium paid (but not any interest or earnings on the excess premium) will be returned to you. For more information on MECs, see "Federal Tax Considerations."

TAX-FREE EXCHANGES (1035 EXCHANGES). We may accept as part of your initial premium, money from another life insurance contract that qualified for a tax-free exchange under Section 1035 of the Code, contingent upon receipt of the cash from that contract. If you contemplate such an exchange, you should consult a tax adviser to discuss the potential tax effects of such a transaction.

ALLOCATING PREMIUMS

When you apply for a Policy, you must instruct us in the Application to allocate your net premium to one or more Subaccounts of the Separate Account and/or to the Guaranteed Account according to the following rules:

      -- Allocation percentages must be in whole numbers and the sum of the percentages must equal 100%.

      -- We will allocate the net premium as of the date we receive it at our Service Center according to your current premium allocation instructions, unless otherwise specified.


      -- You can change the allocation instructions for additional Net Premiums without charge by providing us with Written Notice. Any change in allocation instructions will be effective on the date we record the change.


Investment returns from amounts allocated to the Subaccounts will vary with the investment performance of these Subaccounts and will be reduced by Policy charges. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS. You should periodically review your allocation schedule in light of market conditions and your overall financial objectives.

DELAY IN ALLOCATION

Certain states require us to refund all payments (less any partial withdrawals and Indebtedness) in the event you cancel the Policy during the Free Look Period. See "The Policy -- Canceling a Policy (Free Look Right)." In those states, we will allocate to the Money Market Subaccount any Premiums you request be allocated to Subaccount(s) which are received at our Service Center within 15 days from the later of: (1) the Policy Issue Date; or (2) the date we receive the Minimum Initial Premium. After this 15-day period ends, the value in the Money Market Subaccount is allocated among the Subaccounts as indicated in the Application. We invest all Net Premiums paid thereafter based on the allocation percentages then in effect.

POLICY ACCOUNT VALUES
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POLICY ACCOUNT VALUE

The Policy Account Value serves as the starting point for calculating values under a Policy.

POLICY ACCOUNT VALUE:         --  equals the sum of all values in the Guaranteed
                                  Account, the Loan Account, and in each
                                  Subaccount;
                              --  is determined first on the Policy Date and
                                  then on each Valuation Day; and
                              --  has no guaranteed minimum amount and may be
                                  more or less than Premiums paid.


Policy Account Value varies from day to day, depending on the investment performance of the Subaccounts you choose, interest we credit to the Guaranteed Account, charges we deduct, and any other transactions (e.g., transfers, partial withdrawals, and loans). WE DO NOT GUARANTEE A MINIMUM POLICY ACCOUNT VALUE.


NET CASH SURRENDER VALUE

The Net Cash Surrender Value is the amount we pay to you when you Surrender your Policy. We determine the Net Cash Surrender Value at the end of the Valuation Period when we receive your written Surrender request at our Service Center.

NET CASH SURRENDER VALUE AT
THE
END OF ANY VALUATION DAY
EQUALS:                       --  the Policy Account Value as of such date;
                                  MINUS
                              --  any surrender charge or additional surrender
                                  charge as of such date; MINUS
                              --  any outstanding Indebtedness

SUBACCOUNT VALUE

At the end of any Valuation Period, the Subaccount value is equal to the number of units in the Subaccount multiplied by the unit value of that Subaccount.

THE NUMBER OF UNITS IN ANY
SUBACCOUNT AT THE END OF
ANY
VALUATION DAY EQUALS:         --  the initial units purchased at the unit value
                                  on the Policy Issue Date; PLUS
                              --  units purchased with additional Net Premiums;
                                  PLUS
                              --  units purchased via transfers from another
                                  Subaccount, the Guaranteed Account, or the Loan Account; MINUS
                              --  units redeemed to pay for Monthly Deductions;
                                  MINUS
                              --  units redeemed to pay for partial withdrawals;
                                  MINUS
                              --  units redeemed as part of a transfer to
                                  another Subaccount, the Guaranteed Account, or the Loan Account.


Every time you allocate or transfer money to or from a Subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the transaction by the unit value for that Subaccount at the end of the Valuation Period in which the transaction request is received.


UNIT VALUE

We determine a unit value for each Subaccount to reflect how investment performance affects the Policy Account Value. Unit values will vary among Subaccounts. The unit value may increase or decrease from one Valuation Period to the next.

THE UNIT VALUE OF ANY
SUBACCOUNT AT THE END OF
ANY
VALUATION DAY EQUALS:         --  the unit value of the Subaccount on the
                                  immediately preceding Valuation Day;
                                  MULTIPLIED BY
                              --  the net investment factor for that Subaccount
                                  on that Valuation Day.

THE NET INVESTMENT FACTOR:    --  measures the investment performance of a
                                  Subaccount from one Valuation Period to the next;
                              --  increases to reflect investment income and
                                  capital gains (realized and unrealized) for the shares of the underlying Portfolio; and
                              --  decreases to reflect any capital losses
                                  (realized and unrealized) for the shares of the underlying Portfolio, as well as the insurance charge.

GUARANTEED ACCOUNT VALUE

On the Policy Issue Date, the Guaranteed Account value is equal to the Net Premiums allocated to the Guaranteed Account, less the portion of the first Monthly Deduction taken from the Guaranteed Account.

THE GUARANTEED ACCOUNT
VALUE
AT THE END OF ANY VALUATION
DAY
IS EQUAL TO:                  --  the net premium(s) allocated to the Guaranteed
                                  Account; PLUS
                              --  any amounts transferred to the Guaranteed
                                  Account (including amounts transferred from the Loan Account); PLUS
                              --  interest credited to the Guaranteed Account;
                                  MINUS
                              --  amounts deducted to pay for Monthly
                                  Deductions; MINUS
                              --  amounts withdrawn from the Guaranteed Account;
                                  MINUS
                              --  amounts transferred from the Guaranteed
                                  Account to a Subaccount or to the Loan
                                  Account.

Interest will be credited to the Guaranteed Account on each Policy Processing Day as follows:


     -- for amounts in the Guaranteed Account for the entire Policy month -- interest will be credited from the beginning to the end of the Policy month



     -- for amounts allocated to the Guaranteed Account during the prior Policy month -- interest will be credited from the date the net premium or loan repayment is allocated to the end of the Policy month



     -- for amounts transferred to the Guaranteed Account during the prior
        Policy month -- interest will be credited from the date of the transfer to the end of the Policy month



     -- for amounts deducted or withdrawn from the Guaranteed Account during the prior Policy month - - interest will be credited from the beginning of the prior Policy month to the date of deduction or withdrawal


DEATH BENEFIT
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INSURANCE PROCEEDS

As long as the Policy is in force, we will pay the Insurance Proceeds to the Beneficiary once we receive satisfactory proof of the Insured's death. We may require you to return the Policy. We will pay the Insurance Proceeds in a lump sum or under a settlement option. If the Beneficiary dies before the Insured, we will pay the Insurance Proceeds in a lump sum to the Insured's estate. See "Death Benefit -- Settlement Options."

INSURANCE PROCEEDS EQUAL:             -- the death benefit (described below); PLUS
                                      -- any additional insurance provided by Rider; MINUS
                                      -- any unpaid Monthly Deductions; MINUS
                                      -- any outstanding Indebtedness.

If all or part of the Insurance Proceeds are paid in one sum, we will pay interest on this sum at the annual rate of 3% or any higher rate as required by applicable state law from the date of the Insured's death to the date we make payment.

An increase in the Face Amount will increase the death benefit, and a decrease in the Face Amount will decrease the death benefit.

We may further adjust the amount of the Insurance Proceeds under certain circumstances.

DEATH BENEFIT OPTIONS

In the Application, you may choose between two death benefit options: Option A and Option B. We calculate the amount available under each death benefit option as of the date of the Insured's death. Under either option, the length of the death benefit coverage depends upon the Policy's Net Cash Surrender Value. See "Policy Lapse and Reinstatement."

The Death Benefit                     --   the Face Amount; OR
under OPTION A is the greater of:     --   the Policy Account Value (determined as of the date of the
                                           Insured's death if this day is a Valuation Day; otherwise on the Valuation Day next following the date of the Insured's death) multiplied by the applicable percentage listed in the table below.
The Death Benefit under OPTION B is   --   the Face Amount plus the Policy Account Value (determined as
the greater of:                            of the date of the Insured's death if this day is a
                                           Valuation Day; otherwise on the Valuation Day next following the date of the Insured's death); OR
                                      --   the Policy Account Value (determined as of the date of the
                                           Insured's death if this day is a Valuation Day; otherwise on the Valuation Day next following the date of the Insured's death) multiplied by the applicable percentage listed in the table below.

ATTAINED AGE  PERCENTAGE   ATTAINED AGE    PERCENTAGE
------------  ----------   ------------    ----------
40 and under     250%           60            130%
     45          215%           65            120%
     50          185%           70            115%
     55          150%      75 through 90      105%
                           95 through 99      100%

For Attained Ages not shown, the percentages decrease pro rata for each full year.

WHICH DEATH BENEFIT OPTION TO CHOOSE. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option B. If you are satisfied with the amount of the Insured's existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Policy Account Value, you should choose Option A.

The amount of the death benefit may vary with the Policy Account Value.

     -- Under Option A, the death benefit will vary with the Policy Account
        Value whenever the Policy Account Value multiplied by the applicable percentage is greater than the Face Amount.

     -- Under Option B, the death benefit will always vary with the Policy
        Account Value.

CHANGING DEATH BENEFIT OPTIONS

After the first Policy Year or 12 months after a Face Amount increase, you may change death benefit options without Evidence of Insurability and with no additional charge while the Policy is in force.

Changing the death benefit option may result in a change in Face Amount. Changing the death benefit option also may have tax consequences and may affect the net amount at risk over time (which would affect the monthly cost of insurance charge). However, we will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. You should consult a tax adviser before changing death benefit options.

CHANGING THE FACE AMOUNT

You select the Face Amount when you apply for the Policy. After the first Policy Year, you may change the Face Amount subject to the conditions described below. We may require you to return your Policy to make a change. We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. However, changing the Face Amount may have tax consequences and you should consult a tax adviser before doing so.

     INCREASING THE FACE AMOUNT

         -- You may increase the Face Amount by submitting a written Application and providing Evidence of Insurability satisfactory to us at our Service Center.

         -- On the effective date of an increase, and taking the increase into account, the Net Cash Surrender Value must be equal to the Monthly Deductions then due and the charge for the increase. If not, the increase will not occur until you pay sufficient additional premium to increase the Net Cash Surrender Value. An increase will be effective on the Policy Processing Day on or next following the date we approve your Application, provided we have received any premium necessary to make the change.

         -- We apply a Face Amount increase charge. Further, each increase in Face Amount will begin a 15-year period during which additional surrender charges will apply if you Surrender the Policy.

         -- The minimum increase is $25,000. You may not increase the Face Amount after the Insured's Attained Age 75 or if the Face Amount was increased during the prior 12-month period.

         -- Increasing the Face Amount during the first 5 Policy Years will increase your Minimum Guarantee Premium.

         -- The total net amount at risk will be affected, which will increase the monthly cost of insurance charges. A different cost of insurance charge may apply to the increase in Face Amount, based on the Insured's circumstances at the time of the increase.

     DECREASING THE FACE AMOUNT


         -- You must submit a Written Request to decrease the Face Amount, but you may not decrease the Face Amount below the minimum Initial Face Amount. The decrease must be for at least $25,000. A decrease is not allowed for 12 months following an increase in Face Amount.


         -- Any decrease will be effective on the Policy Processing Day on or next following the date we approve your request.

         -- Decreasing the Face Amount may result in a surrender charge and/or additional surrender charge, which will reduce Policy Account Value.


         -- A decrease in Face Amount generally will decrease the net amount at risk, which will decrease the cost of insurance charges. For purposes of determining the cost of insurance charge and any surrender charge, any decrease will first be used to reduce the most recent increase, then the next most recent increases in succession, and then the Initial Face Amount.


         -- We will not allow a decrease in Face Amount if this decrease would cause the Policy to no longer qualify as life insurance under the Code.

SETTLEMENT OPTIONS

There are several ways of receiving proceeds under the death benefit and Surrender provisions of the Policy, other than in a lump sum. None of these options vary with the investment performance of the Separate Account. More detailed information concerning these settlement options is available on request from our Service Center.

ACCELERATED DEATH BENEFIT

Under the Accelerated Death Benefit Rider, you may receive an accelerated payment of part of the Policy's death benefit when the Insured develops a non-correctable medical condition which is expected to result in his or her death within 12 months. In certain states only, accelerated payments also may be provided if the Insured has been confined to a nursing care facility for 180 days and is expected to remain in such a facility for the remainder of his or her life.

There is no additional charge for this Rider. However, an administrative charge, currently $100 and not to exceed $250, will be deducted from the accelerated death benefit at the time it is paid. The federal income tax consequences associated with adding the Accelerated Death Benefit Rider or receiving the accelerated death benefit are uncertain. You should consult a tax adviser before adding the Accelerated Death Benefit Rider to your Policy or requesting an accelerated death benefit.

LONG-TERM CARE BENEFIT

We offer three Long-Term Care Benefit Riders under the Policy: the Long-Term Care Acceleration Benefit Rider, the Long-Term Care Waiver Benefit Rider, and the Long-Term Care Extended Insurance Benefit Rider. If you elect to add the Long-Term Care Acceleration Rider to your Policy, you must also add the Long-Term Care Waiver Rider, while you may also add the Long-Term Care Extended Rider. You cannot elect to add either the Long-Term Care Waiver Rider or the Long-Term Care Extended Rider alone.

Under these Riders, you may receive periodic payments of a portion of your death benefit if the Insured becomes "chronically ill" so that the Insured:

     (1) Is unable to perform at least 2 activities of daily living without substantial human assistance for a period of at least 90 days due to a loss of functional capacity, or

     (2) Requires substantial supervision to protect the Insured from threats to health and safety due to his or her own severe cognitive impairment.

The Long-Term Care Benefit Riders also provide for the payment of monthly Premiums (equal on an annual basis to the minimum annual premium specified on the policy schedule) up to the date specified in the policy schedule, and the waiver of Monthly Deductions after that date, as well as a residual death benefit.

An optional Long-Term Care Benefit Rider may also be elected which provides for periodic reimbursements of expenses incurred for "qualified long-term care services" following the full payment of the acceleration death benefit.

Each of the Long-Term Care Benefit Riders imposes a monthly charge on either the net amount at risk under the Policy or the coverage amount of the Rider. Depending on the Rider, the charge may be at a rate that varies based on the Attained Age and sex of the Insured and increases annually as the Insured ages, or may be level for the duration of the Rider and based on the Attained Age of the Insured when the Rider is issued. If you increase the Rider coverage amount, a new charge based on the Attained Age of the Insured at that time may apply to the increase. We may increase the rates for these charges on a class basis. Once we begin to pay benefits, we waive the charge under certain of the Riders until the Insured no longer qualifies for Rider benefits and is not chronically ill.

There may be federal income tax consequences associated with the Long-Term Care Benefit Riders. We believe that benefits payable under the LTC Acceleration Rider and the LTC Extended Rider should be excludable from gross income under the Code. The exclusion of the LTC Acceleration Rider and the LTC Extended Rider benefit payments from taxable income, however, is contingent on each Rider meeting specific requirements under the Code. While guidance is limited, we believe that the LTC Acceleration and the LTC Extended Riders should each satisfy these requirements.

You will be deemed to have received a distribution for tax purposes each time a deduction is made from your Policy Account Value to pay charges for the LTC Acceleration Rider or the LTC Extended Rider. The distribution generally will be taxed in the same manner as any other distribution under the Policy. In addition, the implications to your Policy's continued qualification as a life insurance contract for federal tax purposes due to any reductions in death benefits under your Policy resulting from a benefit payment under the LTC Acceleration Rider are unclear. You should consult a tax adviser before adding the Long-Term Care Benefit Riders to your Policy.

SURRENDERS AND PARTIAL WITHDRAWALS
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SURRENDERS

You may request to Surrender your Policy for its Net Cash Surrender Value as calculated at the end of the Valuation Day when we receive your request, subject to the following conditions:

      -- You must complete and sign our Surrender form and send it to us at our Service Center. You may obtain the Surrender form by calling us at
          (800) 688-5177.

      -- The Insured must be alive and the Policy must be in force when you make your request, and the request must be made before the Final Policy Date. We may require that you return the Policy.

      -- If you Surrender your Policy during the first 15 Policy Years (or during the first 15 years after an increase in the Face Amount), you will incur a surrender charge. See "Charges and Deductions -- Surrender Charges and Additional Surrender Charges."

      -- Once you Surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.

      -- We generally will pay the Net Cash Surrender Value to you in a lump sum within 7 days after we receive your completed, signed Surrender form unless you request other arrangements. We may postpone payment of Surrenders under certain conditions.

      --  A Surrender may have tax consequences. See "Federal Tax
          Considerations -- Tax Treatment of Policy Benefits."

PARTIAL WITHDRAWALS


After the first Policy Year, you may make a Written Request to withdraw part of the Net Cash Surrender Value subject to certain conditions. We will process each partial withdrawal at the unit values next determined after we receive your request. We generally will pay a partial withdrawal request within 7 days after the Valuation Day when we receive the request. We may postpone payment of partial withdrawals under certain conditions.


     RULES FOR PARTIAL WITHDRAWALS

     -- You must request at least $1,500.

     -- For each partial withdrawal, we deduct a $25 fee from the remaining
        Policy Account Value. See "Charges and Deductions -- Partial Withdrawal Charge."

     -- The Insured must be alive and the Policy must be in force when you make your request, and this request must be made before the Final Policy Date.

     -- You can specify the Subaccount(s) from which to make the partial withdrawal but may not specify that the partial withdrawal be deducted from the Guaranteed Account. If you do not make a specification, we will deduct the amount (including any fee) from the Subaccounts and the Guaranteed Account on a pro-rata basis (that is, based on the proportion that each Subaccount value and the Guaranteed Account value bears to the unloaned Policy Account Value).

     -- You may not make a partial withdrawal if, or to the extent that, the partial withdrawal would reduce the Face Amount below the minimum Face Amount.

     EFFECT OF PARTIAL WITHDRAWALS

     -- A partial withdrawal can affect the Face Amount, death benefit, and net amount at risk (which is used to calculate the cost of insurance charge (see "Charges and Deductions -- Monthly Deduction")).


     -- If Death Benefit Option A is in effect, we will reduce the Face Amount by the amount of the partial withdrawal (including the partial withdrawal charge). Any decrease in Face Amount due to a partial withdrawal will first reduce the most recent increase in Face Amount, then the next most recent increases in succession, and lastly, the Initial Face Amount.



     -- If you purchased an Additional Insurance Benefit Rider, partial withdrawals first decrease the Policy's Face Amount (beginning with the most recent increase, then the next most recent increases in succession, and then the Initial Face Amount) and then the Rider coverage amount.


     -- If a partial withdrawal would cause the Policy to fail to qualify as life insurance under the Code, we will not allow the partial withdrawal.


     -- A partial withdrawal may have tax consequences. See "Federal Tax
        Considerations -- Tax Treatment of Policy Benefits."


TRANSFERS
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You may make transfers between and among the Subaccounts and the Guaranteed Account. We determine the amount you have available for transfers at the end of the Valuation Period when we receive your request. The following features apply to transfers under the Policy:

     -- You must transfer at least $1,000, or the total value in the Subaccount or Guaranteed Account, if less.

     -- We deduct a $25 charge from the amount transferred for the 13th and each additional transfer in a Policy Year. Transfers due to dollar cost averaging, automatic asset rebalancing, loans, the exchange privilege, the special transfer right, change in Subaccount investment policy, or the initial reallocation of account values from the Money Market Subaccount do NOT count as transfers for the purpose of assessing the transfer charge. See "Transfers" and "Transfers -- Additional Transfer Rights."


     -- We consider each telephone, fax, e-mail, or Written Request to be a single transfer, regardless of the number of Subaccounts (or Guaranteed Account) involved.


     -- We process transfers based on unit values determined at the end of the Valuation Day when we receive your transfer request. The corresponding Portfolio of any Subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the New York Stock Exchange (usually 4:00 p.m., Eastern time), which coincides with the end of each

        Valuation Period. Therefore, we will process any transfer request we receive after the close of the regular business session of the New York Stock Exchange, using the net asset value for each share of the applicable Portfolio determined as of the close of the next regular business session of the New York Stock Exchange.

Excessive trading (including short-term "market timing" trading) may adversely affect the performance of the Subaccounts. If a pattern of excessive trading by a Policy Owner or the Policy Owner's agent develops, we reserve the right not to process the transfer request. If your transfer request is not processed, it will not be counted as a transfer for purposes of determining the number of free transfers executed. We will notify any affected Policy Owner in a timely manner of any actions we take to restrict his or her ability to make transfers.

TRANSFERS FROM THE GUARANTEED ACCOUNT. You may make one transfer out of the Guaranteed Account within 30 days prior to or following each Policy Anniversary. The amount transferred may not exceed 25% of the Guaranteed Account value. However, if the Guaranteed Account value is less than $1,000, the entire Guaranteed Account value may be transferred. If we receive your request for this transfer within 30 days prior to the Policy Anniversary, the transfer will be made as of the Policy Anniversary. If this request is received within 30 days after the Policy Anniversary, the transfer will be made as of the date we receive the request at our Service Center.


DOLLAR COST AVERAGING. You may elect to participate in a dollar cost averaging program in the Application or by completing an election form that we receive by the beginning of the month. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the Subaccounts or Guaranteed Account over a period of time by systematically and automatically transferring, on a monthly basis, specified dollar amounts from any selected Subaccount to any other Subaccount(s) or the Guaranteed Account. This allows you to potentially reduce the risk of investing most of your premium into the Subaccounts at a time when prices are high. We do not assure the success of this strategy, and success depends on market trends. We cannot guarantee that dollar cost averaging will result in a profit or protect against loss. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. There is no additional charge for dollar cost averaging. We may modify, suspend, or discontinue the dollar cost averaging program at any time upon 30 days' Written Notice to you.



AUTOMATIC ASSET REBALANCING. We also offer an automatic asset rebalancing program under which we will automatically transfer amounts quarterly or annually to maintain a particular percentage allocation among the Subaccounts. Policy Account Value allocated to each Subaccount will grow or decline in value at different rates. The automatic asset rebalancing program automatically reallocates the Policy Account Value in the Subaccounts at the end of each quarterly or annual period to match your Policy's currently effective premium allocation schedule. The automatic asset rebalancing program will transfer Policy Account Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value (or not increased as much). Over time, this method of investing may help you buy low and sell high. The automatic asset rebalancing program does not guarantee gains, nor does it assure that you will not have losses. Policy Account Value in the Guaranteed Account is not available for this program. There is no additional charge for the automatic asset rebalancing program. We may modify, suspend, or discontinue the automatic asset rebalancing program at any time.


ADDITIONAL TRANSFER RIGHTS

SPECIAL TRANSFER RIGHT

At any one time during the first 2 years following the Policy Issue Date, you may request a transfer of the entire amount in the Separate Account to the Guaranteed Account, and the allocation of all future Net Premiums to the Guaranteed Account. This serves as an exchange of the Policy for the equivalent of a flexible premium fixed benefit life insurance policy. We will not assess any transfer or other charges in connection with the special transfer right, and this transfer will not count toward the 12 "free" transfers permitted each Policy Year.

CONVERSION PRIVILEGE FOR INCREASE IN FACE AMOUNT

At any one time during the first 2 years following an increase in the Policy's Face Amount, you may exchange the amount of the increase for a fixed benefit permanent life insurance policy without Evidence of Insurability. Such an exchange may have tax consequences. Premiums under this new policy will be based on our rates in effect for the same sex, Attained Age, and Premium Class of the Insured on the effective date of the increase in the Face Amount. The new policy will have the same Face Amount and Policy Issue Date as the amount and effective date of the increase. We will refund the expense charge for the increase and the Monthly Deductions for the increase made on each Policy Processing Day between the effective date of the increase to the date of conversion. We will not assess any transfer charges in connection with this conversion privilege, and this transfer will not count toward the 12 "free" transfers permitted each Policy Year.

CHANGE IN SUBACCOUNT INVESTMENT POLICY

If the investment policy of a Subaccount is materially changed, you may transfer the portion of the Policy Account Value in that Subaccount to another Subaccount or to the Guaranteed Account without a transfer charge and without having the transfer count toward the 12 transfers permitted without charge during a Policy Year.

LOANS
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While the Policy is in force, you may submit a request to borrow money from us using the Policy as the only collateral for the loan. You may increase your risk of Lapse if you take a loan. A loan that is taken from, or secured by, a Policy may have tax consequences.

LOAN CONDITIONS:

      --   The MINIMUM LOAN you may take is $500.

      -- The MAXIMUM LOAN you may take is the Net Cash Surrender Value on the date of the loan.

      -- To secure the loan, we transfer an amount as collateral to the Loan Account. This amount is equal to the amount of the loan (adjusted by the earned interest rate and the charged interest rate to the next Policy Anniversary). You may request that we transfer this amount from specific Subaccounts, but may not request that we transfer this amount from the Guaranteed Account. However, if you do not specify any specific Subaccounts, we will transfer the loan from the Subaccounts and the Guaranteed Account on a pro-rata basis based on the proportion that the values in the Subaccounts and Guaranteed Account bear to the unloaned Policy Account Value.

      -- We charge you 6% interest per year (charged interest rate) on your loan.

      -- Amounts in the Loan Account earn interest at an annual rate guaranteed not to be lower than 4.0% (earned interest rate). We may credit the Loan Account with an interest rate different than the rate credited to Net Premiums allocated to the Guaranteed Account. We currently credit 4% to amounts in the Loan Account.

      -- You may repay all or part of your Indebtedness at any time while the Insured is alive and the Policy is in force. Upon each loan repayment, we will allocate an amount equal to the loan repayment (but not more than the amount of the outstanding loan) from the Loan Account back to the Subaccounts and/or Guaranteed Account according to the pro rata basis upon which we originally transferred the loan collateral from the Subaccounts and/or Guaranteed Account as described above. We will allocate any repayment in excess of the amount of the outstanding loan to the Subaccounts and/or the Guaranteed Account based on the amount of interest due on the portion of the outstanding loan allocated to each such account.


      -- While your loan is outstanding, we will credit all payments you send to us as loan repayments unless you provide Written Notice for the payments to be applied as premium payments. (For New York residents, we will credit all payments you send to us as premium payments unless you provide Written Notice for the payments to be applied as loan repayments.)


      -- A loan, whether or not repaid, affects the Policy, the Policy Account Value, the Net Cash Surrender Value, and the death benefit. Loan amounts are not affected by the investment performance of the Subaccounts and may not be credited with the interest rates accruing on the Guaranteed Account. We deduct any Indebtedness from the Policy Account Value upon Surrender, and from the Insurance Proceeds payable on the Insured's death.

      -- If your Indebtedness causes the Net Cash Surrender Value on a Policy Processing Day to be less than the Monthly Deduction due, your Policy will enter a Grace Period. See "Policy Lapse and Reinstatement."

      -- We normally pay the amount of the loan within 7 days after we receive a loan request. We may postpone payment of loans under certain conditions.


There are risks involved in taking a loan, including the potential for a Policy to Lapse if projected earnings, taking into account outstanding loans, are not achieved. If the Policy is a MEC, then a loan will be treated as a partial withdrawal for federal income tax purposes. A loan may also have possible adverse tax consequences that could occur if a Policy Lapses with loans outstanding. See "Policy Lapse and Reinstatement." In addition, if a loan is taken from a Policy that is part of a plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), the loan will be treated as a "prohibited transaction" subject to certain penalties unless additional ERISA requirements are satisfied. The Owner of such a Policy should seek competent advice before requesting a Policy loan.


TELEPHONE, FAX, AND E-MAIL REQUESTS
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In addition to Written Requests, we may accept telephone, fax, and e-mail instructions from you or an authorized third party regarding transfers, dollar cost averaging, automatic asset rebalancing, loans (excluding 403(b) plans), exercise of the special transfer right, and partial withdrawals (fax and e-mail only), subject to the following conditions:



     -- You must complete and sign our telephone, fax, or e-mail request form and send it to us. You also may authorize us in the Application or by Written Notice to act upon instructions given by telephone, fax, or e-mail.


     -- You may designate in the request form a third party to act on your behalf in making telephone, fax, and e-mail requests.

     -- We will employ reasonable procedures to confirm that instructions are genuine.

     -- If we follow these procedures, we are not liable for any loss, damage, cost, or expense from complying with instructions we reasonably believe to be authentic. You bear the risk of any such loss. If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

     -- These procedures may include requiring forms of personal identification prior to acting upon instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

     -- We reserve the right to suspend telephone, fax, and/or e-mail instructions at any time for any class of policies for any reason.

If you are provided a personal identification number ("PIN") in order to execute electronic transactions, you should protect your PIN, because self-service options will be available to your agent of record and to anyone who provides your PIN. We will not be able to verify that the person providing instructions by telephone, fax, or e-mail is you or is authorized by you.

Telephone, fax, and e-mail may not always be available. Any telephone, fax, or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to the Service Center.

POLICY LAPSE AND REINSTATEMENT
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LAPSE

Your Policy may enter a 61-day Grace Period and possibly Lapse (terminate without value) if the Net Cash Surrender Value is not enough to pay the Monthly Deduction and other charges. If you have taken a loan, then your Policy also will enter a Grace Period (and possibly Lapse) whenever your Indebtedness reduces the Net Cash Surrender Value to zero.

Your Policy will NOT Lapse:

     1. During the first 5 Policy Years, if you pay Premiums (less any Indebtedness and partial withdrawals) in excess of the Minimum Guarantee Premium; or

     2. If you make a payment equal to 3 Monthly Deductions before the end of the Grace Period.

If your Policy enters a Grace Period, we will mail a notice to your last known address and to any assignee of record. The 61-day Grace Period begins on the date of the notice. The notice will indicate that the payment amount of 3 Monthly Deductions is required and will also indicate the final date by which we must receive the payment to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the Grace Period, all coverage under the Policy will terminate and you will receive no benefits. You may reinstate a lapsed Policy if you meet certain requirements. If the Insured dies during the Grace Period, we will pay the Insurance Proceeds.

REINSTATEMENT

Unless you have surrendered your Policy, you may reinstate a lapsed Policy at any time while the Insured is alive and within 3 years after the end of the Grace Period (and prior to the Final Policy Date) by submitting all of the following items to us at our Service Center:


     1.  A Written Notice requesting reinstatement;



     2.  Evidence of Insurability we deem satisfactory; and


     3. Payment of sufficient premium to keep the Policy in force for at least 3 months following the date of reinstatement.

The effective date of reinstatement will be the first Policy Processing Day on or next following the date we approve your application for reinstatement. The reinstated Policy will have the same Policy Date as it had prior to the Lapse. Upon reinstatement, the Policy Account Value will be based upon the premium paid to reinstate the Policy.

THE COMPANY AND THE GUARANTEED ACCOUNT
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NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA

We are a stock life insurance company. We are located at 1000 Chesterbrook Boulevard, Berwyn, Pennsylvania 19312. Our Service Center is located at 300 Continental Drive, Newark, Delaware 19713.

THE GUARANTEED ACCOUNT

The Guaranteed Account is part of our general account. We own the assets in the general account, and we use these assets to support our insurance and annuity obligations other than those funded by our separate investment accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over investment of the Guaranteed Account's assets. We bear the full investment risk for all amounts allocated or transferred to the Guaranteed Account. We guarantee that the amounts allocated to the Guaranteed Account will be credited interest daily at a net effective annual interest rate of at least 4%. The principal, after charges and deductions, is also guaranteed. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

The Guaranteed Account value will not share in the investment performance of our general account. Because we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations you make to the Guaranteed Account will be credited with different current interest rates. For each amount allocated or transferred to the Guaranteed Account, we apply the current interest rate to the end of the calendar year. At the end of that calendar year, we reserve the right to declare a new current interest rate on this amount and accrued interest thereon (which may be a different rate than the rate that applies to new allocations to the Guaranteed Account on that date). We guarantee the rate declared on this amount and accrued interest thereon at the end of each calendar year for the following calendar year. You assume the risk that interest credited to amounts in the Guaranteed Account may not exceed the minimum 4% guaranteed rate.

We allocate amounts from the Guaranteed Account for partial withdrawals, transfers to the Subaccounts, or charges for the Monthly Deduction on a last in, first out (i.e., LIFO) basis for the purpose of crediting interest.

WE HAVE NOT REGISTERED THE GUARANTEED ACCOUNT WITH THE SEC, AND THE STAFF OF THE SEC HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE GUARANTEED ACCOUNT.

THE SEPARATE ACCOUNT AND THE PORTFOLIOS
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THE SEPARATE ACCOUNT

The Separate Account is a separate investment account established under Pennsylvania law. We own the assets in the Separate Account and we are obligated to pay all benefits under the Policies. We may use the Separate Account to support other variable life insurance policies we issue. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and qualifies as a "separate account" within the meaning of the federal securities laws. This registration does not involve supervision of the management or investment practices or policies of the Separate Account by the SEC.

We have divided the Separate Account into Subaccounts that may invest in shares of one Portfolio of the following Funds:

     -- The Market Street Fund

     -- American Century Variable Portfolios, Inc.

     -- Dreyfus Investment Portfolios

     -- Dreyfus Variable Investment Fund

     -- Federated Insurance Series

     -- Fidelity Variable Insurance Products

     -- Gartmore Variable Insurance Trust

     -- Janus Aspen Series

     -- Oppenheimer Variable Account Funds

     -- Vanguard Variable Insurance Fund

The Subaccounts buy and sell Portfolio shares at net asset value. Any dividends and distributions from a Portfolio are reinvested at net asset value in shares of that Portfolio.

Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account will be credited to or charged against the Separate Account without regard to our other income, gains, or losses. Income, gains, and losses credited to, or charged against, a Subaccount reflect the Subaccount's own investment performance and not the investment performance of our other assets. The Separate Account assets are held separate from our other assets and are not part of our general account. We may not use the Separate Account's assets to pay any of our liabilities other than those arising from the Policies. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account. The Separate Account may include other Subaccounts that are not available under the Policies and are not discussed in this prospectus.

We reserve the right to make structural and operational changes affecting the Separate Account. See "Addition, Deletion, or Substitution of Investments," below.

WE DO NOT GUARANTEE ANY MONEY YOU PLACE IN THE SUBACCOUNTS. THE VALUE OF EACH SUBACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE CORRESPONDING PORTFOLIO. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

THE PORTFOLIOS

The Separate Account invests in shares of certain Portfolios. Each Portfolio is part of a mutual fund that is registered with the SEC as an open-end management investment company. This registration does not involve supervision of the management or investment practices or policies of the Portfolios or mutual funds by the SEC.

Each Portfolio's assets are held separate from the assets of the other Portfolios, and each Portfolio has investment objectives and policies that are different from those of the other Portfolios. Thus, each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

The following table summarizes each Portfolio's investment objective(s) and identifies its investment adviser (and subadviser, if applicable). THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). You can find more detailed information about the Portfolios, including a description of risks and expenses, in the prospectuses for the Portfolios that accompany this prospectus. You should read these prospectuses carefully and keep them for future reference.

             PORTFOLIO           INVESTMENT OBJECTIVE AND INVESTMENT ADVISER

EQUITY 500 INDEX PORTFOLIO   -- Seeks to provide long-term capital appreciation.
                             Investment adviser is Gartmore Mutual Fund Capital
                             Trust; subadviser is SSgA Funds Management, Inc.

MONEY MARKET PORTFOLIO       -- Seeks to provide maximum current income
                             consistent with capital preservation and liquidity.
                             Investment adviser is Gartmore Mutual Fund Capital
                             Trust.

AMERICAN CENTURY VP ULTRA
FUND(R) (CLASS I)            -- Seeks long-term capital growth. Investment
                             adviser is American Century Investment Management,
                             Inc.

AMERICAN CENTURY VP INCOME
&
GROWTH FUND (CLASS I)        -- Seeks capital growth by investing in common
                             stocks. Income is a secondary objective. Investment adviser is American Century Investment Management,
                             Inc.

DREYFUS IF SMALL CAP STOCK
INDEX PORTFOLIO              -- Seeks to match the performance of the S&P
                             SmallCap 600 Index. Investment adviser is The
                             Dreyfus Corporation.

DREYFUS VIF APPRECIATION
PORTFOLIO (INITIAL SHARES)   -- Seeks long-term capital growth consistent with
                             the preservation of capital; current income is a secondary goal. Investment adviser is The Dreyfus
                             Corporation.

FEDERATED QUALITY BOND FUND
II
(PRIMARY SHARES)             -- Seeks to provide current income. Investment
                             adviser is Federated Investment Management Company.

FIDELITY VIP EQUITY-INCOME
PORTFOLIO (SERVICE CLASS)    -- Seeks reasonable income. Investment adviser is
                             Fidelity Management & Research Company.

FIDELITY VIP GROWTH
PORTFOLIO
(SERVICE CLASS)              -- Seeks to achieve capital appreciation.
                             Investment adviser is Fidelity Management &
                             Research Company.

FIDELITY VIP INVESTMENT
GRADE
BOND PORTFOLIO (SERVICE
CLASS) -- Seeks as high a level of current income as is consistent with the preservation of capital. Investment adviser is Fidelity Management & Research Company.

FIDELITY VIP OVERSEAS
PORTFOLIO
(SERVICE CLASS)              -- Seeks long-term growth of capital. Investment
                             adviser is Fidelity Management & Research Company.

GARTMORE GVIT GOVERNMENT
BOND FUND (CLASS I)          -- Seeks to provide as high a level of income as is
                             consistent with the preservation of capital.
                             Investment adviser is Gartmore Mutual Fund Capital
                             Trust.

GARTMORE GVIT INVESTOR
DESTINATIONS AGGRESSIVE
FUND                         -- Seeks to maximize total investment return.
                             Investment adviser is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR
DESTINATIONS CONSERVATIVE
FUND                         -- Seeks to maximize total investment return.
                             Investment adviser is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR
DESTINATIONS MODERATE FUND   -- Seeks to maximize total investment return.
                             Investment adviser is Gartmore Mutual Fund Capital
                             Trust.

GARTMORE GVIT INVESTOR
DESTINATIONS MODERATELY
AGGRESSIVE FUND              -- Seeks to maximize total investment return.
                             Investment adviser is Gartmore Mutual Fund Capital
                             Trust.

GARTMORE GVIT INVESTOR
DESTINATIONS MODERATELY
CONSERVATIVE FUND            -- Seeks to maximize total investment return.
                             Investment adviser is Gartmore Mutual Fund Capital
                             Trust.

JANUS CAPITAL APPRECIATION
PORTFOLIO (SERVICE SHARES)   -- Seeks long-term growth of capital. Investment
                             adviser is Janus Capital Management LLC.

OPPENHEIMER CAPITAL
APPRECIATION/VA (INITIAL
CLASS) -- Seeks capital appreciation by investing in securities of well-known, established companies. Investment adviser is OppenheimerFunds, Inc.

OPPENHEIMER GLOBAL
SECURITIES
FUND/VA (INITIAL CLASS)      -- Seeks long-term capital appreciation by
                             investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities. Investment adviser is
                             OppenheimerFunds, Inc.

VANGUARD EQUITY INCOME
PORTFOLIO                    -- Seeks to provide a relatively high level of
                             current income and the potential for long-term growth of capital and income. Investment adviser is Newell Associates.

VANGUARD HIGH YIELD BOND
PORTFOLIO                    -- Seeks to provide a high level of income.
                             Investment adviser is Wellington Management
                             Company, LLP.

VANGUARD MID-CAP INDEX
PORTFOLIO                    -- Seeks to provide long-term growth of capital by
                             attempting to match the performance of a broad-based market index of stocks of medium-size
                             U.S. companies. Investment adviser is The Vanguard
                             Group.

VANGUARD TOTAL BOND MARKET
INDEX PORTFOLIO              -- Seeks to provide a higher level of income by
                             attempting to match the performance of a broad market-weighted bond index. Investment adviser is The Vanguard Group.

In addition to the Separate Account, the Portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans, or to certain pension and retirement plans qualifying under
Section 401 of the Code. It is possible that, in the future, material conflicts could arise as a result of such "mixed and shared" investing.

THESE PORTFOLIOS ARE NOT AVAILABLE FOR PURCHASE DIRECTLY BY THE GENERAL PUBLIC, AND ARE NOT THE SAME AS OTHER MUTUAL FUND PORTFOLIOS WITH VERY SIMILAR OR NEARLY IDENTICAL NAMES THAT ARE SOLD DIRECTLY TO THE PUBLIC. However, the investment objectives and policies of certain Portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance of the Portfolios available under the Policy may be lower or higher than the investment performance of these other (publicly available) portfolios. THERE CAN BE NO ASSURANCE, AND WE MAKE NO REPRESENTATION, THAT THE INVESTMENT PERFORMANCE OF ANY OF THE PORTFOLIOS AVAILABLE UNDER THE POLICY WILL BE COMPARABLE TO THE INVESTMENT PERFORMANCE OF ANY OTHER PORTFOLIO, EVEN IF THE OTHER PORTFOLIO HAS THE SAME INVESTMENT ADVISER OR MANAGER, THE SAME INVESTMENT OBJECTIVES AND POLICIES, AND A VERY SIMILAR NAME.

NLICA may receive compensation from the investment adviser of a Fund (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Policies. The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Policies and other policies issued by NLICA. These percentages differ, and some advisers (or affiliates) may pay us more than others.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Separate Account without your consent, including, among others, the right to:

     1. Remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;

     2. Substitute shares of another registered open-end management company, which may have different fees and expenses, for shares of a Subaccount at our discretion;

     3. Substitute or close Subaccounts to allocations of Premiums or Policy Account Value, or both, and to existing investments or the investment of future Premiums, or both, at any time in our discretion;

     4. Transfer assets supporting the Policies from one Subaccount to another or from the Separate Account to another separate account;

     5. Combine the Separate Account with other separate accounts, and/or create new separate accounts;

     6. Deregister the Separate Account under the 1940 Act, or operate the Separate Account as a management investment company under the 1940 Act, or as any other form permitted by law; and

     7. Modify the provisions of the Policy to reflect changes to the Subaccounts and the Separate Account and to comply with applicable law.

The Portfolios, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes.

VOTING PORTFOLIO SHARES

Even though we are the legal owner of the Portfolio shares held in the Subaccounts, and have the right to vote on all matters submitted to shareholders of the Portfolios, we will vote our shares only as Owners instruct, so long as such action is required by law.

Before a vote of a Portfolio's shareholders occurs, you will receive voting materials. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of Portfolio shares that corresponds to the amount of Policy Account Value you have in that Portfolio (as of a date set by the Portfolio).

If we do not receive voting instructions on time from some Owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should federal securities laws, regulations, or interpretations change, we may elect to vote Portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, under certain circumstances we may disregard certain Owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Owners advising you of the action and the reasons we took this action.

CHARGES AND DEDUCTIONS
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We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

SERVICES AND BENEFITS WE PROVIDE:     --  the death benefit, cash, and loan benefits under the
                                      Policy
                                      --  investment options, including premium allocations
                                      --  administration of elective options
                                      --  the distribution of reports to Owners
COSTS AND EXPENSES WE INCUR:          --  costs associated with processing and underwriting
                                      Applications, and with issuing and administering the Policy
                                          (including any Riders)
                                      --  overhead and other expenses for providing services and benefits
                                      --  sales and marketing expenses
                                      --  other costs of doing business, such as collecting
                                      Premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local
                                          premium and other taxes and fees
RISK WE ASSUME:                       --  that the cost of insurance charges we may deduct are
                                      insufficient to meet our actual claims because Insureds die sooner than we estimate
                                      --  that the costs of providing the services and benefits
                                      under the Policies exceed the charges we deduct

PREMIUM EXPENSE CHARGE

Prior to allocation of net premium, we deduct a premium expense charge from each premium to compensate us for distribution expenses and certain taxes. We credit the remaining amount (the net premium) to your Policy Account Value according to your allocation instructions. The premium expense charge consists of:

     1. Premium Tax Charge: for state and local premium taxes based on the rate for the Insured's residence at the time the premium is paid. Premium taxes vary from state to state but range from 0% to 4%. No premium tax charge is deducted in jurisdictions that impose no premium tax.

     2. Percent of Premium Charge: during the first Policy Year, equal to 10% of each premium payment up to a specific amount (calculated for the base Policy) and 4% of premium payments above this amount. After the first Policy Year, this charge equals 4% of each premium payment. We may increase this charge to a maximum of 10% of each premium payment. This charge compensates us partially for federal taxes and the cost of selling the Policy.

     3. Percent of Premium Charge -- Additional Premium Charge: during the first Policy Year following an increase in Face Amount, equal to 10% of each premium payment up to a specific amount (calculated for the increase in Face Amount) and 4% of premium payments above this amount. We may increase this charge to a maximum of 10% of each premium payment. This charge compensates us partially for federal taxes and the cost of selling the Policy incurred in connection with Face Amount increases.

The premium expense charge is a percentage of each premium payment. This means that the greater the amount and frequency of premium payments you make (particularly during the first Policy Year and the first Policy Year following an increase in Face Amount), the greater the amount of the premium expense charge we will assess.

MONTHLY DEDUCTION

We deduct a Monthly Deduction from the Policy Account Value on the Policy Date and on each Policy Processing Day to compensate us for administrative expenses and for the Policy's insurance coverage. We will make deductions from each Subaccount and the Guaranteed Account in accordance with the allocation percentage for Monthly Deductions you chose at the time of application, or as later changed by Written Notice. If we cannot make a Monthly Deduction on this basis, we will make deductions on a pro rata basis (i.e., in the same proportion that the value in each Subaccount and the Guaranteed Account bears to the unloaned Policy Account Value on the Policy Processing Day). Because portions of the Monthly Deduction (such as the cost of insurance) can vary from month-to-month, the Monthly Deduction will also vary.


If the Policy Date is set prior to the Policy Issue Date, a Monthly Deduction will accrue on the Policy Date and on each Policy Processing Day until the Policy Issue Date. On the Policy Issue Date, these accrued Monthly Deductions will be deducted from the Policy Account Value. The maximum amount deducted on the Policy Issue Date will equal the sum of 6 Monthly Deductions. We will then deduct a Monthly Deduction from the Policy Account Value on each Policy Processing Day thereafter as described above.

The Monthly Deduction has 4 components:

     -- the cost of insurance charge

     -- the monthly administrative charge

     -- the initial administrative charge (for the first 12 Policy Processing
        Days)

     -- charges for any Riders (as specified in the applicable Rider(s))


COST OF INSURANCE. We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit. The charge depends on a number of variables (Attained Age, sex, Premium Class, Policy Year, and net amount at risk (described below)) that would cause it to vary from Policy to Policy and from Policy Processing Day to Policy Processing Day. Your Policy's specifications page indicates the guaranteed cost of insurance charge applicable to your Policy. We expect to profit from this charge and may use these profits for any lawful purpose including covering distribution expenses.



COST OF      The cost of insurance charge is equal to:
INSURANCE             -- the monthly cost of insurance rate; MULTIPLIED BY
CHARGE                -- the net amount at risk for your Policy on the Policy
                         Processing Day.



         The net amount at risk is equal to:

                      -- the death benefit on the Policy Processing Day;
                         MINUS
                      -- the Policy Account Value on the Policy Processing
                         Day.



We calculate the cost of insurance charge separately for the Initial Face Amount and for any increase in Face Amount. If we approve an increase in your Policy's Face Amount, then a different Premium Class (and a different cost of insurance rate) may apply to the increase, based on the Insured's circumstances at the time of the increase. If, however, the death benefit is the Policy Account Value times the specified percentage, the rate for the Premium Class for the Initial Face Amount will be used for the amount of the death benefit in excess of the total Face Amount.


The cost of insurance charge is determined in a similar manner for any Additional Insurance Benefit Rider coverage amount and for any increase in Rider coverage amount. Generally, the current cost of insurance rates for this Rider are lower than the current cost of insurance rates on the Policy's net amount at risk. The guaranteed cost of insurance rates under the Rider are substantially the same as the guaranteed cost of insurance rates on the Policy's net amount at risk.


Net Amount at Risk. We also calculate the net amount at risk separately for the Initial Face Amount and for any increase in Face Amount. In determining the net amount at risk for each increment of Face Amount, the Policy Account Value is first considered part of the Initial Face Amount. If the Policy Account Value exceeds the Initial Face Amount, it is then considered as part of any increases in Face Amount in the order these increases took effect. The net amount at risk is affected by investment performance, loans, payments of Premiums, Policy fees and charges, the death benefit option chosen, partial withdrawals, and decreases in Face Amount.

Cost of insurance rates. We base the cost of insurance rates on the Insured's Attained Age, sex, Premium Class, number of full years the insurance has been in force, and the Face Amount. The actual monthly cost of insurance rates are based on our expectations as to future mortality and expense experience. The rates will never be greater than the guaranteed cost of insurance rates stated in your Policy. These guaranteed rates are based on the 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Table and the Insured's Attained Age, sex, and Premium Class. For Policies issued in states which require "unisex" policies or in conjunction with employee benefit plans, the maximum cost of insurance charge depends only on the Insured's Attained Age, Premium Class, and the 1980 Commissioner's Standard Ordinary Mortality Table NB and SB. Any change in the cost of insurance rates will apply to all persons of the same Attained Age, sex, Premium Class, and number of full years insurance has been in force.


Premium Class. The Premium Class of the Insured will affect the cost of insurance rates. We use an industry-standard method of underwriting in determining Premium Classes, which are based on the health of the Insured. We currently place Insureds into one of three standard classes -- preferred, nonsmoker, and smoker -- or into classes with extra ratings, which reflect higher mortality risks and higher cost of insurance rates.


MONTHLY ADMINISTRATIVE CHARGE. Each month we deduct a $7.50 monthly administrative charge to compensate us for ordinary administrative expenses such as record keeping, processing death benefit claims and Policy changes, preparing and mailing reports, and overhead costs. This charge may be increased but will not exceed $11 per month.


INITIAL ADMINISTRATIVE CHARGE. On the first 12 Policy Processing Days, we deduct a $5.00 initial administrative charge for Policy issue costs.


CHARGES FOR RIDERS. The Monthly Deduction includes charges for any supplemental insurance benefits you add to your Policy by Rider.

INSURANCE CHARGE


We deduct a daily charge from each Subaccount (but not the Guaranteed Account). This charge compensates us for administration and distribution of the Policies and certain mortality and expense risks we assume. The administration and distribution expenses are costs we incur in offering and administering the Policies, such as administration costs, marketing costs, and other costs associated with establishing and maintaining the Subaccounts and selling the Policy. The mortality risk is that an Insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy.


The insurance charge may vary by Subaccount. We may incur administration and distribution expenses that are higher for some Subaccounts than for others. In addition, some Funds (or their advisers) may compensate us and/or our affiliates for administrative, distribution (including 12b-1 plan fees), or other services relating to the Portfolios. Some may pay us more than others, and the differences may be significant. Some may not provide any compensation for these expenses.

The insurance charge is currently equal to:

       -- the assets in each Subaccount, MULTIPLIED BY

       -- for Subaccounts investing in the Vanguard Variable Insurance Fund
          Portfolios, 0.002603%, which is the daily portion of the annual insurance charge rate of 0.95 % during all Policy Years; or

       -- for Subaccounts investing in all other Portfolios, 0.002055%, which is the daily portion of the annual insurance charge rate of 0.75% during all Policy Years.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We may increase this charge to a maximum annual rate of 1.00% for each Subaccount. We expect to profit from this charge and may use these profits for any lawful purpose.


SURRENDER CHARGES AND ADDITIONAL SURRENDER CHARGES


Surrender charges and additional surrender charges are deducted to compensate us partially for the cost of administering, issuing, and selling the Policy, including agent sales commissions, the cost of printing the prospectuses and sales literature, any advertising costs, medical exams, review of Applications for insurance, processing of the Applications, establishing Policy records, and Policy issue. We do not expect surrender charges and additional surrender charges to cover all of these costs. To the extent that they do not, we will cover the short-fall from our general account assets, which may include profits from the insurance charge and cost of insurance charge.


SURRENDER CHARGE. If your Policy Lapses or you fully Surrender your Policy during the first 15 Policy Years, we deduct a surrender charge from your Policy Account Value and pay the remaining amount (less any outstanding Indebtedness) to you. The payment you receive is called the Net Cash Surrender Value. This surrender charge does not apply to partial withdrawals.

The surrender charge consists of:

     1. Deferred Administrative Charge: the charge described in the table below less any deferred administrative charge previously paid at the time of a decrease in Face Amount.

                                                              CHARGE PER $1,000
POLICY YEAR(S)                                                 OF FACE AMOUNT
--------------                                                -----------------
1-6.........................................................        $4.90
7...........................................................        $4.41
8...........................................................        $3.92
9...........................................................        $3.43
10..........................................................        $2.94
11..........................................................        $2.45
12..........................................................        $1.96
13..........................................................        $1.47
14..........................................................        $0.98
15..........................................................        $0.49
16+.........................................................        $ -0-

     2. Deferred Sales Charge: this charge equals the lesser of A or B (less any deferred sales charge previously paid at the time of a prior decrease in Face Amount), where:

        a = 35% of all Premiums paid to the date of Surrender or Lapse; or

        b = the following percentage of Target Premium:

                                                                  % OF TARGET
                                                                PREMIUM FOR THE
POLICY YEAR(S)                                                INITIAL FACE AMOUNT
--------------                                                -------------------
1-6.......................................................            70%
7.........................................................            63%
8.........................................................            56%
9.........................................................            49%
10........................................................            42%
11........................................................            35%
12........................................................            28%
13........................................................            21%
14........................................................            14%
15........................................................             7%
16+.......................................................             0%

ADDITIONAL SURRENDER CHARGE. Within 15 years after the effective date of an increase in Face Amount, we deduct an additional surrender charge if you Surrender the Policy or it Lapses.

The additional surrender charge consists of:

     1. Additional Deferred Administrative Charge: the charge described in the table below less any additional deferred administrative charge previously paid at the time of a decrease in Face Amount.

                                                              CHARGE PER $1,000
12-MONTH PERIOD BEGINNING WITH                                FOR EACH INCREASE
THE EFFECTIVE DATE OF EACH INCREASE                            IN FACE AMOUNT
-----------------------------------                           -----------------
1-6.........................................................        $4.90
7...........................................................        $4.41
8...........................................................        $3.92
9...........................................................        $3.43
10..........................................................        $2.94
11..........................................................        $2.45
12..........................................................        $1.96
13..........................................................        $1.47
14..........................................................        $0.98
15..........................................................        $0.49
16+.........................................................        $ -0-

     2. Additional Deferred Sales Charge: this charge equals the lesser of A or B (less any additional deferred sales charge for this increase previously paid at the time of a decrease in Face Amount), where:

        a = 35% of Premiums allocated to the increase in Face Amount; or

        b = the following percentage of Target Premium:

                                                                             % OF TARGET PREMIUM
                                                                              FOR EACH INCREASE
NUMBER OF YEARS FOLLOWING THE EFFECTIVE DATE OF THE INCREASE IN FACE AMOUNT    IN FACE AMOUNT
---------------------------------------------------------------------------  -------------------
1-6................................................................                  70%
7..................................................................                  63%
8..................................................................                  56%
9..................................................................                  49%
10.................................................................                  42%
11.................................................................                  35%
12.................................................................                  28%
13.................................................................                  21%
14.................................................................                  14%
15.................................................................                   7%
16+................................................................                   0%

DECREASE IN FACE AMOUNT. In the event of a decrease in Face Amount before the end of the 15th Policy Year or within 15 years after an increase in Face Amount, we deduct a charge that is a portion of the surrender charge and/or additional surrender charge.

     -- If there have been no increases in Face Amount, we determine this portion by dividing the amount of the decrease by the current Face Amount and multiplying the result by the surrender charge and/or additional surrender charge.


     -- If more than one surrender charge and/or additional surrender charge is in effect because of one or more increases in Face Amount, we apply the surrender charge and/or additional surrender charge in the following order: (1) the most recent increase, followed by (2) the next most recent increases in succession, and (3) the Initial Face Amount.



     -- Where a decrease causes a partial reduction in an increase or in the Initial Face Amount, we will deduct a proportionate share of the surrender charge or additional surrender charge for that increase or for the Initial Face Amount.


     -- We will deduct the surrender charge and/or additional surrender charge applicable to the decrease from the Policy Account Value and the remaining surrender charge and/or additional surrender charge will be reduced by the amount deducted.

     -- We will deduct the surrender charge and/or additional surrender charge from the Subaccounts and the Guaranteed Account based on the proportion that the values in the Subaccounts and the Guaranteed Account bear to the total unloaned Policy Account Value.


The surrender charge, additional surrender charge, and Target Premium vary based on the Insured's Issue or Attained Age, sex, Premium Class, and Initial Face Amount (or increase in Face Amount). The maximum Target Premium for any Policy is $54 per $1,000 of Face Amount. Your Policy's specifications page indicates the surrender charges and additional surrender charges applicable to your Policy.


THE SURRENDER CHARGE AND ADDITIONAL SURRENDER CHARGE MAY BE SIGNIFICANT. YOU SHOULD CAREFULLY CALCULATE THESE CHARGES BEFORE YOU REQUEST A SURRENDER OR DECREASE IN FACE AMOUNT. Under some circumstances the level of surrender charges and additional surrender charges might result in no Net Cash Surrender Value available.

FACE AMOUNT INCREASE CHARGE

If you increase the Face Amount, we will deduct a charge of $60 plus $0.50 per $1,000 Face Amount increase (but not greater than $750) from the Policy Account Value on the effective date of this increase. This charge will be deducted from the Subaccounts and the Guaranteed Account based on the allocation schedule for Monthly Deductions in effect at the time of the increase. We deduct this charge to compensate us for administrative expenses incurred in connection with the increase, including medical exams, review of the application for the increase, underwriting decisions, application processing, and changing Policy records and the Policy. We may increase this charge to a maximum of $60 plus $3.00 per $1,000 Face Amount increase. We do not guarantee a $750 limit if we increase this charge.

PARTIAL WITHDRAWAL CHARGE

After the first Policy Year, you may request a partial withdrawal from your Policy Account Value. For each partial withdrawal, we will deduct a $25 fee from the remaining Policy Account Value. This charge is to compensate us for administrative costs in generating the withdrawn payment and in making all calculations which may be required because of the partial withdrawal.

TRANSFER CHARGE

We currently allow you to make 12 transfers among the Subaccounts or the Guaranteed Account each Policy Year with no additional charge.

 -- We deduct $25 for the 13th and each additional transfer made during a Policy Year to compensate us for the costs of processing these transfers. We deduct the transfer charge from the amount being transferred.


 -- For purposes of assessing the transfer charge, we consider each telephone, fax, e-mail, or Written Request to be one transfer, regardless of the number of Subaccounts (or Guaranteed Account) affected by the transfer.


 -- Transfers due to dollar cost averaging, automatic asset rebalancing, loans, the exchange privilege, the special transfer right, change in Subaccount investment policy, or the initial reallocation of account values from the Money Market Subaccount do NOT count as transfers for the purpose of assessing this charge.


LOAN INTEREST CHARGE



Loan interest is charged in arrears on the amount of an outstanding Policy loan. Loan interest that is unpaid when due will be added to the amount of the loan on each Policy Anniversary and will bear interest at the same rate. We charge an annual interest rate of 6.00% on Policy loans. After offsetting the 4.00% interest we guarantee we will credit to the Loan Account, the maximum guaranteed net cost of loans is 2.00% (annually).


PORTFOLIO EXPENSES

The value of the net assets of each Subaccount reflects the management fees and other expenses incurred by the corresponding Portfolio in which the Subaccount invests. For further information, consult the Portfolios' prospectuses and the Fee Table in this prospectus.

FEDERAL TAX CONSIDERATIONS
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The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. PLEASE CONSULT COUNSEL OR OTHER QUALIFIED TAX ADVISERS FOR MORE COMPLETE INFORMATION. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

TAX STATUS OF THE POLICY. A Policy must satisfy certain requirements set forth in the Code in order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts. The manner in which these requirements are to be applied to certain features of the Policy are not directly addressed by the Code, and there is limited guidance as to how these requirements are to be applied. We anticipate that a Policy should satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of these requirements to the Policy, particularly if you pay the full amount of Premiums permitted under the Policy. In addition, if you elect the Accelerated Death Benefit Rider, LTC Accelerated Rider or LTC Extended Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made are unclear. Please consult a tax adviser on these consequences. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with these requirements and we reserve the right to restrict Policy transactions in order to do so.


In certain circumstances, owners of variable life insurance contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility to allocate Premiums and Policy Account Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over Separate Account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the Separate Account assets supporting the Policy.


In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order to treat the Policy as a life insurance contract for federal income tax purposes. We intend that the Separate Account, through the Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL. We believe that the death benefit under a Policy should be excludible from the Beneficiary's gross income. Federal, state, and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the Beneficiary's circumstances. You should consult a tax adviser on these consequences.

Generally, you will not be deemed to be in constructive receipt of the Policy Account Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a MEC.


MODIFIED ENDOWMENT CONTRACTS. Under the Code, certain life insurance contracts are classified as MECs, with less favorable tax treatment than other life insurance contracts. Due to the Policy's flexibility as to Premiums and benefits, each Policy's individual circumstances will determine whether the Policy is classified as a MEC. In general, a Policy will be classified as a MEC if the amount of Premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy Years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy during the first seven Policy Years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced Face Amount. If there is a "material change" in the Policy's benefits or other terms, the Policy may have to be retested as if it were a newly issued Policy. A material change may occur, for example, when there is an increase in the death benefit that is due to the payment of an unnecessary Premium. Unnecessary Premiums are Premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy Years. To prevent your Policy from becoming a MEC, it may be necessary to limit Premiums or to limit reductions in benefits. A current or prospective Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a MEC.


DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as MECs are subject to the following tax rules:

      -- All distributions other than death benefits from a MEC, including distributions upon Surrender and partial withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Policy Account Value immediately before the distribution plus prior distributions over the Owner's total investment in the Policy at that time. They will be treated as tax-free recovery of the Owner's investment in the Policy only after all such excess has been distributed. "Total investment in the Policy" means the aggregate amount of any Premiums or other considerations paid for a Policy, plus any previously taxed distributions.

      -- Loans taken from such a Policy (or secured by such a Policy, e.g., by assignment) are treated as distributions and taxed accordingly.

      -- A 10% additional income tax penalty is imposed on the amount included in income except where the distribution or loan is made when you have Attained Age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the Beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy Year will be taxed as distributions from a MEC. In addition, distributions from a Policy within 2 years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.


DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.


Loans from or secured by a Policy that is not a MEC are generally not treated as distributions.

Finally, neither distributions from nor loans from (or secured by) a Policy that is not a MEC are subject to the 10% additional tax.

MULTIPLE POLICIES. All MECs that we issue (and that our affiliates issue) to the same Owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.


POLICY LOANS. In general, interest you pay on a loan from a Policy will not be deductible. If a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or Lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.


BUSINESS USES OF THE POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others. The tax consequences of these plans may vary depending on the particular facts and circumstances of each individual arrangement. The IRS has also recently issued new guidance on split dollar insurance plans. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser as to tax attributes of the arrangement. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.


TAX SHELTER REGULATIONS. Prospective Owners that are corporations should consult a tax adviser about the treatment of the Policy under the Treasury Regulations applicable to corporate tax shelters.


WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

ALTERNATIVE MINIMUM TAX. There may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the Owner is subject to that tax.


CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the Insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th year.


OTHER POLICY OWNER TAX MATTERS. The transfer of the Policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation-skipping transfer tax consequences under federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of the Policy proceeds will be treated for purposes of federal, state, and local estate, inheritance, generation-skipping, and other taxes.

POSSIBLE TAX LAW CHANGES. While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Policy.

SPECIAL RULES FOR PENSION AND PROFIT-SHARING PLANS. If a Policy is purchased by a pension or profit-sharing plan, or similar deferred compensation arrangement, the federal, state and estate tax consequences could differ. A competent tax adviser should be consulted in connection with such a purchase.

The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. We report this cost to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's Beneficiary, then the excess of the death benefit over the Policy Account Value is not taxable. However, the Policy Account Value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

SPECIAL RULES FOR 403(B) ARRANGEMENTS. If a Policy is purchased in connection with a Section 403(b) tax-sheltered annuity program, the "Special Rules for Pension and Profit-Sharing Plans" discussed above may be applicable. In addition, Premiums, distributions and other transactions with respect to the Policy must be administered, in coordination with the Section 403(b) annuity, to comply with the requirements of Section 403(b) of the Code. A competent tax adviser should be consulted.

FOREIGN TAX CREDITS. To the extent that any underlying eligible Portfolio makes the appropriate election, certain foreign taxes paid by the Portfolio will be treated as being paid by us, and we may deduct or claim a tax credit for such taxes. The benefits of any such deduction or credit will not be passed through to Policy Owners.

ACCELERATED DEATH BENEFIT RIDER. The federal income tax consequences associated with the Accelerated Death Benefit Rider are uncertain. You should consult a qualified tax adviser about the consequences of requesting payment under this Rider. See "Death Benefit -- Accelerated Death Benefit Rider."

LONG-TERM CARE BENEFIT RIDERS. For a discussion of the tax consequences associated with the Long-Term Care Benefit Riders offered under the Policy, see "Death Benefit -- Long-Term Care Benefit."

OTHER SUPPLEMENTAL BENEFITS AND RIDERS. A further discussion of the tax consequences associated with particular supplemental benefits and Riders available under the Policy can be found in the SAI.

SPLIT DOLLAR ARRANGEMENTS
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You may enter into a split dollar arrangement with another Owner or another person(s) whereby the payment of Premiums and the right to receive the benefits under the Policy (i.e., Net Cash Surrender Value or Insurance Proceeds) are split between the parties. There are different ways of allocating these rights. For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the Premiums and will have the right to receive the Net Cash Surrender Value. The employee may designate the Beneficiary to receive any Insurance Proceeds in excess of the Net Cash Surrender Value. If the employee dies while such an arrangement is in effect, the employer would receive from the Insurance Proceeds the amount which he would have been entitled to receive upon Surrender of the policy and the employee's Beneficiary would receive the balance of the proceeds.

No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our Service Center.

NEW GUIDANCE ON SPLIT DOLLAR ARRANGEMENTS. On July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

In addition, the IRS and Treasury Department have recently issued guidance that substantially affects the tax treatment of split-dollar arrangements. The parties who elect to enter into a split dollar arrangement should consult their own tax advisers regarding the tax consequences of such an arrangement, and before entering into or paying additional Premiums with respect to such arrangements.

SUPPLEMENTAL BENEFITS AND RIDERS
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The following Riders offering supplemental benefits are available under the Policy. Most of these Riders are subject to age and underwriting requirements and most must be purchased when the Policy is issued. We generally deduct any monthly charges for these Riders from Policy Account Value as part of the Monthly Deduction. (See the Fee Table for more information concerning Rider expenses.) Your agent can help you determine whether certain of the Riders are suitable for you. These Riders may not be available in all states. Please contact us for further details.

We currently offer the following Riders under the Policy:

     -- Long-Term Care Benefit Riders, which include:

        -- Long-Term Care Acceleration Benefit Rider;

        -- Long-Term Care Waiver Benefit Rider; and

        -- Long-Term Care Extended Insurance Benefit Rider;

     -- Accelerated Death Benefit Rider;

     -- Additional Insurance Benefit Rider;

     -- Change of Insured Rider;

     -- Children's Term Insurance Rider;

     -- Convertible Term Life Insurance Rider;

     -- Disability Waiver Benefit Rider;

     -- Disability Waiver of Premium Benefit Rider; and

     -- Final Policy Date Extension Rider.

SALE OF THE POLICIES
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The Policy will be sold by individuals who are licensed as our life insurance agents and appointed by us and who are also registered representatives of 1717, or registered representatives of a broker-dealer having a selling agreement with 1717, or registered representatives of a broker-dealer having a selling agreement with these broker-dealers. 1717 is located at Christiana Executive Campus, P.O. Box 15626, Wilmington, Delaware 19850, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the NASD. 1717 was organized under the laws of Pennsylvania on January 22, 1969 as an indirect wholly owned subsidiary of NLICA. 1717 neither received nor retained any compensation as principal underwriter of the Policies during the past three fiscal years. We decide the insurance underwriting, the determination of Premium Class, and whether to accept or reject an Application. 1717 also may reject an Application if the Policy applied for is unsuitable.

More information about 1717 and its registered representatives is available at http://www.nasdr.com or by calling (800) 289-9999. You also can obtain an investor brochure from NASD Regulation that includes information describing its Public Disclosure Program.

We pay sales commissions for the sale of the Policies. Under our distribution agreement with 1717, we may pay the following sales expenses: general agent and agency manager's compensation; agents' training allowances; deferred compensation and insurance benefits of agents, general agents, and agency managers; advertising expenses; and all other expenses of distributing the Policies. We also pay for 1717's operating and other expenses. Commissions payable for sales by registered representatives of a broker-dealer having a selling agreement with 1717, and/or to registered representatives of a broker-dealer having a selling agreement with these broker-dealers, will be paid to such broker-dealers, who in turn may pay their registered representatives; these broker-dealers may retain a portion of the commissions. We may pay additional compensation to these broker-dealers and/or reimburse them for portions of Policy sales expenses.

During the first Policy Year, the maximum sales commission payable to our agents or other registered representatives will be approximately 50% of Premiums paid up to a specified amount, and 2% of Premiums paid in excess of that amount. During Policy Years 2 through 10, the maximum sales commission will not be more than 6.50% of Premiums paid, and after Policy Year 10, the maximum sales commission will be 2% of Premiums paid. Further, for each premium received following an increase in Face Amount, a commission on that premium will be paid up to the specified amount for the increase in each year; the commission will be calculated using the commission rates for the corresponding Policy Year. Expense allowances and bonuses may also be paid. Agents may be required to return all or a portion of first year commission (less the deferred sales charge) if the Policy is not continued through the first Policy Year or the first year following a face increase.

Because registered representatives who sell the Policies are also our life insurance agents, they may be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes, and awards, subject to applicable regulatory requirements. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. In some circumstances and to the extent permitted by applicable regulatory requirements, 1717 may also reimburse certain sales and marketing expenses or pay other forms of special compensation to selling broker-dealers.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to Policy Owners or the Separate Account.

We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

STATE VARIATIONS
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Any state variations in the Policy are covered in a special policy form for use in that state. The prospectus and SAI provide a general description of the Policy. Your actual policy and any endorsements or Riders are the controlling documents. If you would like to review a copy of your policy and its endorsements and Riders, if any, contact our Service Center.

LEGAL PROCEEDINGS
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NLICA and its subsidiaries, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, NLICA believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on them or the Separate Account.

FINANCIAL STATEMENTS
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Our financial statements and the financial statements of the Separate Account are contained in the SAI. Our financial statements should be distinguished from the Separate Account's financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies. For a free copy of these financial statements and/or the SAI, please call or write to us at our Service Center.

GLOSSARY
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APPLICATION
The Application you must complete to purchase a Policy plus all forms required by us or applicable law.

ATTAINED AGE
The Issue Age of the Insured plus the number of full Policy Years since the Policy Date.

BENEFICIARY
The person(s) you select to receive the Insurance Proceeds from the Policy.

CODE
The Internal Revenue Code of 1986, as amended.

COMPANY (WE, US, OUR, NLICA)
Nationwide Life Insurance Company of America,
Service Center: 300 Continental Drive, Newark,
Delaware 19713, Main Administrative Office:
1000 Chesterbrook Boulevard, Berwyn,
Pennsylvania 19312, telephone: (800) 688-5177.

EVIDENCE OF INSURABILITY
Medical records or other documentation that we may require to satisfy our underwriting standards. We may require different and/or additional evidence depending on the Insured's Premium Class; for example, we generally require more documentation for Insureds in classes with extra ratings. We also may require different and/or additional evidence depending on the transaction requested; for example, we may require more documentation for the issuance of a Policy than for an increase in Face Amount.

FACE AMOUNT
The dollar amount of insurance selected by the Owner. The Face Amount may be increased or decreased after issue, subject to certain conditions. The Face Amount is a factor in determining the death benefit, surrender charges, and additional surrender charges.

FINAL POLICY DATE
The Policy Anniversary nearest the Insured's Attained Age 100, at which time the Policy will end and you will be paid the Policy Account Value less any Indebtedness and any unpaid Monthly Deductions. Subject to state availability, you may elect to continue the Policy beyond the Insured's Attained Age 100 under the Final Policy Date Extension Rider.

FREE LOOK PERIOD
The period shown on your Policy's cover page during which you may examine and return the Policy to us at our Service Center and receive a refund. The length of the Free Look Period varies by state.

FUND
An investment company that is registered with the SEC. The Policy allows you to invest in certain Portfolios of the Funds that are listed on the front page of this prospectus.

GRACE PERIOD
A 61-day period after which a Policy will Lapse if you do not make a sufficient payment.

GUARANTEED ACCOUNT
Part of our general account. Amounts allocated to the Guaranteed Account earn at least 4% annual interest.

INDEBTEDNESS

The total amount of all outstanding Policy loans, including both principal and interest due.


INITIAL FACE AMOUNT
The Face Amount on the Policy Issue Date.

INSURANCE PROCEEDS
The amount we pay to the Beneficiary when we receive due proof of the Insured's death. We deduct any Indebtedness and unpaid Monthly Deductions before making any payment.

INSURED

The person whose life is insured by the Policy.


ISSUE AGE
The Insured's age on the Insured's birthday nearest the Policy Date.

LAPSE
When your Policy terminates without value after a Grace Period. You may reinstate a lapsed Policy, subject to certain conditions.

LOAN ACCOUNT

The account to which we transfer collateral for a Policy loan from the Subaccounts and/or the Guaranteed Account.


MINIMUM GUARANTEE PREMIUM
The amount necessary to guarantee the Policy will not Lapse during the first 5 Policy Years. It is equal to the minimum annual premium (as set forth in your Policy) MULTIPLIED by the number of months since the Policy Date (including the current month) DIVIDED by 12.

MINIMUM INITIAL PREMIUM
An amount equal to the minimum annual premium (as set forth in your Policy) MULTIPLIED by the following factor for your premium billing mode: annual 1.000; semi-annual 0.500; quarterly 0.250; monthly 0.167.

MONTHLY DEDUCTION
This is the monthly amount we deduct from the Policy Account Value on each Policy Processing Day. The Monthly Deduction includes the cost of insurance charge, the monthly administrative charge, the initial administrative charge (during the first Policy Year), and charges for any Riders.

NET CASH SURRENDER VALUE
The amount we pay when you Surrender your Policy. It is equal to: (1) the Policy Account Value as of the date of Surrender; MINUS (2) any surrender charge or additional surrender charge; MINUS (3) any Indebtedness.

NET PREMIUMS
Premiums less the premium expense charge.

OWNER (YOU, YOUR)
The person entitled to exercise all rights as Owner under the Policy.

POLICY ACCOUNT VALUE
The sum of your Policy's values in the Subaccounts, the Guaranteed Account, and the Loan Account.

POLICY ANNIVERSARY
The same day and month as the Policy Date in each year following the first Policy Year.

POLICY DATE

The date set forth in the Policy that is used to determine Policy Anniversaries, Policy Processing Days, and Policy Years. The Policy Date is generally the same as the Policy Issue Date but, subject to state approval, may be another date agreed upon by us and the proposed Insured. The Policy Date may not be more than 6 months prior to the Policy Issue Date.


POLICY ISSUE DATE
The date on which the Policy is issued. It is used to measure suicide and contestable periods.

POLICY PROCESSING DAY
This is the same day as the Policy Date in each successive month. If there is no day in a calendar month that coincides with the Policy Date, or if that day falls on a day that is not a Valuation Day, then the Policy Processing Day is the next Valuation Day. On each Policy Processing Day, we determine Policy charges and deduct them from the Policy Account Value.

POLICY YEAR
A year that starts on the Policy Date or on a Policy Anniversary.

PORTFOLIO
A separate investment Portfolio of a Fund. Each Subaccount invests exclusively in one Portfolio of a Fund.

PREMIUM CLASS

The classification of the Insured for cost of insurance purposes. The standard classes are: smoker, nonsmoker, and preferred. We also have classes with extra ratings.


PREMIUMS
All payments you make under the Policy other than repayments of Indebtedness.

RIDER
An amendment, addition, or endorsement to the Policy that changes the terms of the Policy by: (1) expanding Policy benefits; (2) restricting Policy benefits; or (3) excluding certain conditions from the Policy's coverage. A Rider that is added to the Policy becomes part of the Policy.

SAI
The Statement of Additional Information ("SAI") that contains additional information regarding the Policy. The SAI is not a prospectus, and should be read together with the prospectus. You may obtain a copy of the SAI by writing or calling us at our Service Center. The Table of Contents for the SAI appears on the last page of this prospectus.

SEPARATE ACCOUNT
Nationwide Provident VLI Separate Account 1. It is a separate investment account that is divided into Subaccounts, each of which invests in a corresponding Portfolio.

SERVICE CENTER
The Technology and Service Center located at 300 Continental Drive, Newark, Delaware 19713.

SUBACCOUNT
A subdivision of Nationwide Provident VLI Separate Account 1. We invest each Subaccount's assets exclusively in shares of one Portfolio.

SURRENDER

To cancel the Policy by signed Request from the Owner and return of the Policy to us at our Service Center.


TARGET PREMIUM
An amount of premium payments, computed separately for each increment of Face Amount, used to compute surrender charges and additional surrender charges.

VALUATION DAY
Each day that the New York Stock Exchange is open for business and any other day on which there is a sufficient degree of trading with respect to a Subaccount's portfolio of securities to materially affect the value of that Subaccount. As of the date of this prospectus, we are open whenever the New York Stock Exchange is open, other than the Friday following Thanksgiving.

VALUATION PERIOD
The period beginning at the close of business on one Valuation Day (which is when the New York Stock Exchange closes, usually 4:00 p.m., Eastern time) and continuing to the close of business on the next Valuation Day.

WRITTEN NOTICE OR REQUEST
The Written Notice or Request you must complete, sign, and send to us at our Service Center to request or exercise your rights as Owner under the Policy. To be complete, each Written Notice or Request must: (1) be in a form we accept;
(2) contain the information and documentation that we determine in our sole discretion is necessary for us to take the action you request or for you to exercise the right specified; and (3) be received at our Service Center. You may obtain the necessary form by calling us at (800) 688-5177.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
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ADDITIONAL POLICY INFORMATION..........    1
  The Policy...........................    1
  Temporary Insurance Coverage.........    1
  Our Right to Contest the Policy......    1
  Misstatement of Age or Sex...........    2
  Suicide Exclusion....................    2
  Assignment...........................    2
  The Beneficiary......................    2
  More Information on Ownership
     Rights............................    2
  Changing Death Benefit Options.......    3
  Premium Classes......................    4
  Loan Interest........................    4
  Effect of Policy Loans...............    5
  Allocations After Increase in Face
     Amount............................    5
  Delays in Payments We Make...........    5
  Dollar Cost Averaging................    6
  Automatic Asset Rebalancing..........    7
  Charge Discounts for Sales to
     Certain Policies..................    7
  Payment of Policy Benefits...........    8
  Policy Termination...................    8
SUPPLEMENTAL BENEFITS AND RIDERS.......    9
  Long-Term Care Benefit Riders........    9
  Accelerated Death Benefit Rider......   11
  Additional Insurance Benefit Rider...   12
  Other Riders.........................   13
ILLUSTRATIONS..........................   14
PERFORMANCE DATA.......................   15
  Hypothetical Illustrations...........   15
  Yields and Total Returns.............   15
STANDARD & POOR'S......................   17
ADDITIONAL INFORMATION.................   18
  IMSA.................................   18
  Potential Conflicts of Interest......   18
  Policies Issued in Conjunction with
     Employee Benefit Plans............   19
  Legal Developments Regarding Unisex
     Actuarial Tables..................   19
  Safekeeping of Account Assets........   19
  Reports to Owners....................   19
  Records..............................   20
  Legal Matters........................   20
  Experts..............................   20
  Additional Information about the
     Company...........................   20
  Additional Information about the
     Separate Account..................   21
  Other Information....................   21
  Financial Statements.................   21
INDEX TO FINANCIAL STATEMENTS..........  F-1

To learn more about the Policy, you should read the SAI dated the same date as this prospectus. The Table of Contents for the SAI appears on the last page of this prospectus. For a free copy of the SAI, to receive personalized illustrations of death benefits, Net Cash Surrender Values, and Policy Account Values, and to request other information about the Policy please call or write to us at our Service Center.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the Policy. Information about us and the Policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, DC., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, DC 2059-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at
(202) 942-8090.

Investment Company Act of 1940 Registration File No. 811-4460

                            NATIONWIDE PROVIDENT VLI
                               SEPARATE ACCOUNT 1
                                  (REGISTRANT)

                  NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA
                                  (DEPOSITOR)

                          MAIN ADMINISTRATIVE OFFICE:
                          1000 CHESTERBROOK BOULEVARD
                           BERWYN, PENNSYLVANIA 19312
                                 (610) 407-1717

                                SERVICE CENTER:
                             300 CONTINENTAL DRIVE
                             NEWARK, DELAWARE 19713
                                 (800) 688-5177

                      STATEMENT OF ADDITIONAL INFORMATION
     INDIVIDUAL FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY


This Statement of Additional Information ("SAI") contains additional information regarding the individual flexible premium adjustable variable life insurance policy (the "Policy") offered by Nationwide Life Insurance Company of America ("NLICA"). This SAI is not a prospectus, and should be read together with the prospectus for the Policy dated February 14, 2003 and the prospectuses for The Market Street Fund, American Century Variable Portfolios, Inc., Dreyfus Investment Portfolios, Dreyfus Variable Investment Fund, Federated Insurance Series, Fidelity Variable Insurance Products, Gartmore Variable Insurance Trust, Janus Aspen Series, Oppenheimer Variable Account Funds, and Vanguard Variable Insurance Fund. You may obtain a copy of these prospectuses by writing or calling us at our address or phone number shown above. Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy. No information is incorporated by reference into this SAI.



The date of this Statement of Additional Information is February 14, 2003.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ADDITIONAL POLICY INFORMATION..........    1
  The Policy...........................    1
  Temporary Insurance Coverage.........    1
  Our Right to Contest the Policy......    1
  Misstatement of Age or Sex...........    2
  Suicide Exclusion....................    2
  Assignment...........................    2
  The Beneficiary......................    2
  More Information on Ownership
     Rights............................    2
  Changing Death Benefit Options.......    3
  Premium Classes......................    4
  Loan Interest........................    4
  Effect of Policy Loans...............    5
  Allocations After Increase in Face
     Amount............................    5
  Delays in Payments We Make...........    5
  Dollar Cost Averaging................    6
  Automatic Asset Rebalancing..........    7
  Charge Discounts for Sales to Certain
     Policies..........................    7
  Payment of Policy Benefits...........    8
  Policy Termination...................    8
SUPPLEMENTAL BENEFITS AND RIDERS.......    9
  Long-Term Care Benefit Riders........    9
  Accelerated Death Benefit Rider......   11
  Additional Insurance Benefit Rider...   12
  Other Riders.........................   13
ILLUSTRATIONS..........................   14
PERFORMANCE DATA.......................   15
  Hypothetical Illustrations...........   15
  Yields and Total Returns.............   15
STANDARD & POOR'S......................   17
ADDITIONAL INFORMATION.................   18
  IMSA.................................   18
  Potential Conflicts of Interest......   18
  Policies Issued in Conjunction with
     Employee Benefit Plans............   19
  Legal Developments Regarding Unisex
     Actuarial Tables..................   19
  Safekeeping of Account Assets........   19
  Reports to Owners....................   19
  Records..............................   20
  Legal Matters........................   20
  Experts..............................   20
  Additional Information about the
     Company...........................   20
  Additional Information about the
     Separate Account..................   21
  Other Information....................   21
  Financial Statements.................   21
INDEX TO FINANCIAL STATEMENTS..........  F-1

ADDITIONAL POLICY INFORMATION
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--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   THE POLICY


The Policy, Application(s), Policy's specification page, and any Riders are the entire contract. Only statements made in the Applications can be used to void the Policy or to deny a claim. We assume that all statements in an Application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties. We rely on those statements when we issue or change a Policy. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state. The Policy is not eligible for dividends and is non-participating.


                          TEMPORARY INSURANCE COVERAGE

Before full insurance coverage takes effect, you may receive temporary insurance coverage (subject to our underwriting rules and Policy conditions) if:

     1. You answer "no" to the health questions in the temporary insurance agreement;

     2.  You pay the Minimum Initial Premium when the Application is signed; and

     3. The Application is dated the same date as, or earlier than, the temporary insurance agreement.

Temporary insurance coverage will take effect as of the date of the temporary insurance agreement. Temporary insurance coverage shall not exceed the lesser of:

     1.  The Face Amount applied for, including term insurance Riders; or

     2.  $500,000.

If we do not approve your Application, we will make a full refund of the initial premium paid with the Application.

Temporary life insurance coverage is void if the Application contains any material misrepresentation. Benefits will also be denied if any proposed Insured commits suicide.

Temporary life insurance coverage terminates automatically, and without notice, on the earliest of:

     -- 5 days from the date we mail you notification of termination of coverage; or

     -- the date that full insurance coverage takes effect under the Policy; or

     -- the date a policy, other than the Policy applied for, is offered to you;
        or

     -- the 90th day from the date of the temporary agreement.

                        OUR RIGHT TO CONTEST THE POLICY

In issuing the Policy, we rely on all statements made by or for you and/or the Insured in the Application or in a supplemental application. Therefore, we may contest the validity of the Policy based on material misstatements made in the Application (or any supplemental application).

However, we will not contest the Policy after the Policy has been in force during the Insured's lifetime for 2 years from the Policy Issue Date. Likewise, we will not contest any Policy change that requires Evidence of Insurability, or any reinstatement of the Policy, after such change or reinstatement has been in effect during the Insured's lifetime for 2 years.

                           MISSTATEMENT OF AGE OR SEX

If the Insured's Issue Age or sex was stated incorrectly in the Application, we will adjust the death benefit and any benefits provided by Riders to the amount that would have been payable at the correct Issue Age and sex based on the most recent Monthly Deduction. No adjustment will be made to the Policy Account Value.

                               SUICIDE EXCLUSION

If the Insured commits suicide, while sane or insane, within 2 years of the Policy Issue Date, the Policy will terminate and our liability will be limited to an amount equal to the Premiums paid, less any Indebtedness, and less any partial withdrawals previously paid.

If the Insured commits suicide, while sane or insane, within 2 years from the effective date of any change which increases the death benefit, the Policy will terminate and our liability with respect to the amount of increase will be limited to the sum of the Monthly Deductions for the cost of insurance attributable to the increase and the expense charge for the increase in Face Amount previously deducted from Policy Account Value.

Certain states may require suicide exclusion provisions that differ from those stated here.

                                   ASSIGNMENT

You may assign the Policy but we will not be bound by any assignment unless it is in writing and we have received it at our Service Center. Your rights and those of any other person referred to in the Policy will be subject to the assignment. We assume no responsibility for the validity of any assignments.

                                THE BENEFICIARY

The Beneficiary is entitled to the Insurance Proceeds under the Policy. The Beneficiary is as stated in the Application, unless later changed. When a Beneficiary is designated, any relationship shown is to the Insured, unless otherwise stated. If two or more persons are named, those surviving the Insured will share the Insurance Proceeds equally, unless otherwise stated. If none of the persons named survives the Insured, we will pay the Insurance Proceeds in one sum to the Insured's estate.

                      MORE INFORMATION ON OWNERSHIP RIGHTS

You, as the Owner, may exercise certain rights under the Policy, including the following:

SELECTING AND CHANGING THE BENEFICIARY

      -- You designate the Beneficiary (the person to receive the Insurance Proceeds when the Insured dies) in the Application.

      -- You may designate more than one Beneficiary. If you designate more than one Beneficiary, then each Beneficiary that survives the Insured shares equally in any Insurance Proceeds unless the Beneficiary designation states otherwise.

      -- If there is not a designated Beneficiary surviving at the Insured's death, we will pay the Insurance Proceeds in a lump sum to the Insured's estate.


      -- You can change the Beneficiary by providing us with Written Notice while the Insured is living.



      -- The change is effective as of the date you complete and sign the Written Notice, regardless of whether the Insured is living when we receive the notice.

      -- We are not liable for any payment or other actions we take before we receive your Written Notice.


      -- A Beneficiary generally may not pledge, commute, or otherwise encumber or alienate payments under the Policy before they are due.

CHANGING THE OWNER


      -- You may change the Owner by providing a Written Notice to us at any time while the Insured is alive.



      -- The change is effective as of the date you complete and sign the Written Notice, regardless of whether the Insured is living when we receive the request.



      -- We are not liable for any payment or other actions we take before we receive your Written Notice.


      -- Changing the Owner does not automatically change the Beneficiary or the Insured.

      -- Changing the Owner may have tax consequences. You should consult a tax adviser before changing the Owner.

ASSIGNING THE POLICY


      -- You may assign Policy rights while the Insured is alive by submitting Written Notice to us at our Service Center.


      -- Your interests and the interests of any Beneficiary or other person will be subject to any assignment.

      --  You retain any ownership rights that are not assigned.


      --  Assignments are subject to any Policy loan.


      --  We are not:


        # bound by any assignment unless we receive a Written Notice of the assignment;


        # responsible for the validity of any assignment or determining the extent of an assignee's interest; or


        # liable for any payment we make before we receive Written Notice of the assignment.


      -- Assigning the Policy may have tax consequences. You should consult a tax adviser before assigning the Policy.

                         CHANGING DEATH BENEFIT OPTIONS

The following rules apply to any change in death benefit options:


     -- You must submit a Written Request for any change in death benefit options.


     -- We may require you to return your Policy to make a change.

     -- The effective date of the change in death benefit option will be the Policy Processing Day on or following the date when we approve your request for a change.

If you change from Option A to Option B:


     X We will first decrease the Face Amount (beginning with the most recent increase, then the next most recent increases in succession, and then the Initial Face Amount) and then any applicable Rider coverage amounts by the Policy Account Value on the effective date of the change.


     X The death benefit will NOT change on the effective date of the change.

     X The net amount at risk will generally remain level. This means there will be a relative increase in the cost of insurance charges over time because the net amount at risk will remain level rather than decrease as the Policy Account Value increases (unless the death benefit is based on the applicable percentage of Policy Account Value).


     X If the Face Amount or applicable Rider coverage amount would be reduced to less than the minimum Initial Face Amount or minimum amount in which the Policy or applicable Rider could be issued, then we will not allow the change in death benefit option.


If you change from Option B to Option A:

     X The Face Amount will be increased by the Policy Account Value on the effective date of the change.

     X The death benefit will NOT change on the effective date of the change.

     X Unless the death benefit is based on the applicable percentage of Policy
       Account Value, if the Policy Account Value increases, the net amount at risk will decrease over time, thereby reducing the cost of insurance charge.

                                PREMIUM CLASSES


We currently place each Insured into one of three standard Premium
Classes -- preferred, nonsmoker, and smoker -- or into a Premium Class with extra ratings. In an otherwise identical Policy, an Insured in the standard class will have a lower cost of insurance rate than an Insured in a class with extra ratings.



     -- The preferred Premium Class is only available if the Face Amount equals or exceeds $100,000. Preferred Insureds generally will incur lower cost of insurance rates than Insureds who are classified as nonsmokers.


     -- Nonsmoking Insureds generally will incur lower cost of insurance rates than Insureds who are classified as smokers in the same Premium Class. The nonsmoker designation is not available for Insureds under Attained Age 21, but shortly before an Insured attains age 21, we may notify the Insured about possible classification as a nonsmoker. If the Insured does not qualify as a nonsmoker or does not respond to the notification, cost of insurance rates will remain as shown in the Policy. However, if the Insured does respond to the notification, and qualifies as a nonsmoker, the cost of insurance rates will be changed to reflect the nonsmoker classification.

     -- Premium classes with extra ratings generally reflect higher mortality risks and thus higher cost of insurance rates. We may place an Insured into a Premium Class with extra ratings for a temporary period of time, due to occupation or temporary illness. We also may place an Insured into a Premium Class with permanent extra ratings.

                                     LOAN INTEREST

CHARGED LOAN INTEREST. Interest is due and payable at the end of each Policy Year. Unpaid interest becomes part of the outstanding loan and accrues interest, beginning 23 days after the Policy Anniversary. Unpaid interest is allocated based on your written instructions. If there are no such instructions or the Policy Account Value in the specified Subaccounts is insufficient to allow the collateral for the unpaid interest to be transferred, the interest is allocated based on the proportion that the Guaranteed Account value and the value in the Subaccounts bear to the total unloaned Policy Account Value.

EARNED LOAN INTEREST. We transfer earned loan interest to the Subaccounts and/or the Guaranteed Account and recalculate collateral: (a) when loan interest is paid or added to the loaned amount; (b) when a new loan is made; and (c) when a loan repayment is made. A transfer to or from the Loan Account will be made to reflect any recalculation of collateral. At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid charged interest added to the loan balance) minus any loan repayments.

                             EFFECT OF POLICY LOANS

A loan, whether or not repaid, affects the Policy, the Policy Account Value, the Net Cash Surrender Value, and the death benefit. The Insurance Proceeds and Net Cash Surrender Value include reductions for the amount of any Indebtedness. Repaying a loan causes the death benefit and Net Cash Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount as collateral for the loan in the Loan Account. This amount is not affected by the investment performance of the Subaccounts and may not be credited with the interest rates accruing on the Guaranteed Account. Amounts transferred from the Separate Account to the Loan Account will affect the Policy Account Value, even if the loan is repaid, because we credit these amounts with an interest rate we declare rather than with a rate of return that reflects the investment performance of the Separate Account.


Accordingly, the effect on the Policy Account Value and death benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts and the interest credited to the Guaranteed Account is less than or greater than the interest being credited on the assets in the Loan Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under a Policy with an outstanding loan will be lower when the earned interest rate is less than the investment performance of assets held in the Subaccounts and interest credited to the Guaranteed Account. The longer a loan is outstanding, the greater the effect of a Policy loan is likely to be.


                   ALLOCATIONS AFTER INCREASE IN FACE AMOUNT


If you increase your Face Amount, we use a special method to allocate a portion of your existing Policy Account Value to the increase. We also use this method to allocate premium payments, made on or after the effective date of the increase, between the Initial Face Amount and the increase.


This special method involves allocating according to a ratio between:


     1.  the GUIDELINE ANNUAL PREMIUM for the Initial Face Amount; and


     2. the GUIDELINE ANNUAL PREMIUM for the total Face Amount on the effective date of the increase (before any deductions are made).

        -- The GUIDELINE ANNUAL PREMIUM is defined in regulations under the Investment Company Act of 1940, as amended. It is used in connection with the calculation of surrender charges. It is approximately equal to the amount of premium that would be required on an annual basis to keep the Policy in force if the Policy had a mandatory fixed premium schedule assuming (among other things) a 5% net investment return.

If there is more than one increase in Face Amount, guideline annual premiums for each increase in Face Amount are used to allocate Policy Account Values and subsequent premium payments among the various increases.

                           DELAYS IN PAYMENTS WE MAKE


We usually pay the amounts of any Surrender, partial withdrawal, Insurance Proceeds, loan, or settlement options within 7 days after we receive all applicable Written Notices, permitted telephone, fax, and/or e-mail requests, and/or due proofs of death. However, we can postpone these payments if:


     -- the New York Stock Exchange is closed, other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission ("SEC"); OR

     -- the SEC permits, by an order, the postponement of any payment for the protection of Owners; OR

     -- the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

We have the right to defer payment of amounts from the Guaranteed Account for up to 6 months after receipt of the payment request. We will pay interest on any payment deferred for 30 days or more at an annual rate of 3%.

If you have submitted a check or draft to our Service Center, we have the right to defer payment of Surrenders, partial withdrawals, Insurance Proceeds, or payments under a settlement option until the check or draft has been honored.

If mandated under applicable law, we may be required to reject a premium payment. We may also be required to block your account and thereby refuse to pay any request for transfers, withdrawals, Surrenders, loans, or death benefits, until instructions are received from the appropriate regulator.

                             DOLLAR COST AVERAGING

If you elect the dollar cost averaging program offered under the Policy, each month on the Policy Processing Day we will automatically transfer equal amounts (minimum $500) from the chosen Subaccount to your designated "target accounts" in the percentages selected. You may have multiple target accounts.

To participate in dollar cost averaging, you must elect a period of time and place the following minimum amount in any one Subaccount (not the Guaranteed Account):

DOLLAR COST AVERAGING PERIOD                           MINIMUM AMOUNT
----------------------------                           --------------
         6 months                                         $ 3,000
        12 months                                         $ 6,000
        18 months                                         $ 9,000
        24 months                                         $12,000
        30 months                                         $15,000
        36 months                                         $18,000

If you have elected dollar cost averaging, the program will start on the first Policy Processing Day after the later of:

     1.  The Policy Date;

     2. The end of the 15-day period when Premiums have been allocated to the Money Market Subaccount; or

     3. When the value of the chosen Subaccount equals or exceeds the greater of: (a) the minimum amount stated above; or (b) the amount of the first monthly transfer.


DOLLAR COST AVERAGING WILL END IF:     -- we receive your Written Request to cancel your
                                       participation;
                                       -- the value in the chosen Subaccount is insufficient to
                                       make the transfer;
                                       -- the specified number of transfers has been completed; or
                                       -- the Policy enters the Grace Period.



You will receive Written Notice confirming each transfer and when the program has ended. You are responsible for reviewing the confirmation to verify that the transfers are being made as requested. There is no additional charge for dollar cost averaging. A transfer under this program is NOT considered a transfer for purposes of assessing the transfer fee. We may modify, suspend, or discontinue the dollar cost averaging program at any time upon 30 days' Written Notice to you. You cannot choose dollar cost averaging if you are participating in the automatic asset rebalancing program or if a Policy loan is outstanding.


                          AUTOMATIC ASSET REBALANCING

If you elect the automatic asset rebalancing program offered under the Policy, we will automatically reallocate your Policy Account Value in the Subaccounts you are invested in at the end of each quarterly or annual period to match your Policy's currently effective premium allocation schedule.

TO PARTICIPATE IN THE AUTOMATIC ASSET  -- you must elect this feature in the Application or after
REBALANCING PROGRAM:                   issue by submitting an automatic asset rebalancing request form to our Service Center; and
                                       -- you must have a minimum Policy Account Value of $1,000.

There is no additional charge for the automatic asset rebalancing program. Any reallocation which occurs under the automatic asset rebalancing program will NOT be counted towards the 12 "free" transfers allowed during each Policy Year. You can end this program at any time.


AUTOMATIC ASSET REBALANCING WILL END   -- the total value in the Subaccounts is less than $1,000;
IF:                                    -- you make a transfer;
                                       -- you make a change to the current premium allocation
                                       instructions; or
                                       -- we receive your Written Request to terminate the program.


We may modify, suspend, or discontinue the automatic asset rebalancing program at any time. You cannot choose automatic asset rebalancing if you are participating in the dollar cost averaging program.

                 CHARGE DISCOUNTS FOR SALES TO CERTAIN POLICIES

The Policy is available for purchase by individuals, corporations, and other groups. We may reduce or waive certain charges (such as the premium expense charge, initial administrative charge, surrender charge, monthly administrative charge, monthly cost of insurance, or other charges) where the size or nature of such sales results in savings to us with respect to sales, underwriting, administrative, or other costs. We also may reduce or waive charges on Policies sold to officers, directors, and employees of NLICA or its affiliates. The extent and nature of the reduction or waiver may change from time to time, and the charge structure may vary.

Generally, we reduce or waive charges based on a number of factors, including:

      --  the number of Insureds;

      --  the size of the group of purchasers;

      --  the total premium expected to be paid;

      --  total assets under management for the Owner;

      --  the nature of the relationship among individual Insureds;

      --  the purpose for which the Policies are being purchased;

      --  the expected persistency of individual Policies; and

      -- any other circumstances which are rationally related to the expected reduction in expenses.

Reductions or waivers of charges will not discriminate unfairly among Policy Owners.

                           PAYMENT OF POLICY BENEFITS

BENEFIT PAYABLE ON FINAL POLICY DATE. If the Insured is living on the Final Policy Date (at Insured's Attained Age 100), we will pay you the Policy Account Value less any Indebtedness and any unpaid Monthly Deductions. Insurance coverage under the Policy will then end. Payment will generally be made within 7 days of the Final Policy Date, although we may postpone this payment under certain conditions. You may elect to continue the Policy beyond Insured's Attained Age 100 under the Final Policy Date Extension Rider.

INSURANCE PROCEEDS. Insurance proceeds will ordinarily be paid to the Beneficiary within 7 days after we receive proof of the Insured's death and all other requirements are satisfied, including receipt by us at our Service Center of all required documents. Generally, we determine the amount of a payment from the Separate Account as of the date of death. We pay Insurance Proceeds in a single sum unless you have selected an alternative settlement option. If Insurance Proceeds are paid in a single sum, we pay interest at an annual rate of 3% (unless we declare a higher rate) on the Insurance Proceeds from the date of death until payment is made. We may postpone payment of Insurance Proceeds under certain conditions.

SETTLEMENT OPTIONS. In lieu of a single sum payment on death, Surrender, or maturity, you may elect one of the following settlement options. Payment under these settlement options will not be affected by the investment performance of any Subaccounts after proceeds are applied. As part of our general account assets, settlement options proceeds may be subject to claims of creditors.

     -- Proceeds at Interest Option. Proceeds are left on deposit to accumulate with us with interest payable at 12, 6, 3, or 1 month intervals.

     -- Installments of a Specified Amount Option. Proceeds are payable in equal installments of the amount elected at 12, 6, 3, or 1 month intervals, until proceeds applied under the option and interest on the unpaid balance and any additional interest are exhausted.

     -- Installments for a Specified Period Option. Proceeds are payable in a number of equal monthly installments. Alternatively, the installments may be paid at 12, 6, or 3 month intervals. Payments may be increased by additional interest which would increase the installments certain.

     -- Life Income Option. Proceeds are payable in equal monthly installments during the payee's life. Payments will be made either with or without a guaranteed minimum number. If there is to be a minimum number of payments, they will be for either 120 or 240 months or until the proceeds applied under the option are exhausted.

     -- Joint and Survivor Life Income Option. Proceeds are payable in equal monthly installments, with a number of installments certain, during the joint lives of the payee and one other person and during the life of the survivor. The minimum number of payments will be for either 120 or 240 months.

A guaranteed interest rate of 3% per year applies to the above settlement options. We may declare additional rates of interest in our sole discretion. We may also agree to other arrangements, including those that offer check-writing capabilities with non-guaranteed interest rates.

                               POLICY TERMINATION

Your Policy will terminate on the earliest of:

     -- the Final Policy Date;

     -- the end of the Grace Period without a sufficient payment;

     -- the date the Insured dies; or

     -- the date you Surrender the Policy.

SUPPLEMENTAL BENEFITS AND RIDERS
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                         LONG-TERM CARE BENEFIT RIDERS

We offer the following three long-term care benefit Riders:

     -- Long-Term Care Acceleration Benefit Rider ("LTC Acceleration Rider")

     -- Long-Term Care Waiver Benefit Rider ("LTC Waiver Rider")

     -- Long-Term Care Extended Insurance Benefit Rider ("LTC Extended Rider")

If you elect to add the LTC Acceleration Rider to your Policy, you must also add the LTC Waiver Rider, while you may also add the LTC Extended Rider. You cannot elect to add either the LTC Waiver Rider or the LTC Extended Rider alone.

The Riders have conditions that may affect other rights and benefits that you have under the Policy. For example, we restrict your ability to allocate Premiums and Policy Account Value to the Separate Account while benefits are being paid. In addition, each Rider imposes a separate monthly charge that will be deducted from your Policy Account Value as part of the Monthly Deduction.

If you reside in a state that has approved the Long-Term Care Benefit Riders, you may generally elect to add them to your Policy at any time, subject to our receiving satisfactory additional Evidence of Insurability and increasing the Face Amount. The Long-Term Care Benefit Riders may not be available in all states and the terms under which they are available may vary from state-to-state.

These Riders may not cover all of the long-term care expenses incurred by the Insured during the period of coverage. Each Rider contains specific details that you should review before adding the Rider to your Policy. You should consult a tax adviser before adding the LTC Acceleration Rider or the LTC Extended Rider to your Policy.

     1.  LONG-TERM CARE ACCELERATION BENEFIT RIDER

OPERATION OF THE LONG-TERM CARE ACCELERATION BENEFIT RIDER. The LTC Acceleration Rider provides for periodic payments to you of a portion of the death benefit if the Insured becomes "chronically ill" so that the Insured:

     (1) Is unable to perform at least 2 activities of daily living without substantial human assistance for a period of at least 90 days due to a loss of functional capacity, or

     (2) Requires substantial supervision to protect the Insured from threats to health and safety due to his or her own severe cognitive impairment.

Benefits under this Rider will not begin until we receive proof that the Insured is chronically ill and 90 calendar days have elapsed since receiving "qualified long-term care service" as defined in the Rider, while the Policy was in force (the "elimination period"). You must continue to submit periodic evidence of the Insured's continued eligibility for Rider benefits.

We determine a maximum amount of death benefit that we will pay for each month of qualification. This amount, called the "Maximum Monthly Benefit," is the acceleration death benefit, as defined in the Rider, divided by the minimum months of acceleration benefits stated in the policy schedule. The actual amount of any benefit is based on the expense incurred by the Insured, up to the Maximum Monthly Benefit, for qualified long-term care service in a calendar month. Certain types of expenses may be limited to a stated percentage of the Maximum Monthly Benefit. Expenses incurred during the elimination period, however, are excluded from any determination of a benefit.


Each benefit payment reduces the remaining death benefit under your Policy, and causes a proportionate reduction in your Face Amount, Policy Account Value, and surrender charge. If you have a Policy loan, we will use a portion of each benefit to repay Indebtedness. We will recalculate the Maximum Monthly Benefit if you make a partial withdrawal of Policy Account Value, and for other events described in the Rider.

RESTRICTIONS ON OTHER RIGHTS AND BENEFITS. Before we begin paying any benefits, we will transfer all Policy Account Value from the Separate Account to the Guaranteed Account. In addition, you will not be permitted to transfer Policy Account Value or allocate any additional Premiums to the Separate Account while Rider benefits are being paid. Your participation in any of the automatic investment plans (such as dollar cost averaging) will also be suspended during this period. If the death benefit on your Policy is Option B, we will change it to Option A.

If the Insured no longer qualifies for Rider benefits, is not chronically ill, and your Policy remains in force, you will be permitted to allocate new Premiums or transfer existing Policy Account Value to the Separate Account, and to change your death benefit option. We will waive restrictions on transfers from the Guaranteed Account to the Separate Account in connection with such transfers.

CHARGES FOR THE RIDER. The LTC Acceleration Rider imposes a monthly charge on the net amount at risk under the Policy. This charge is at a rate that varies based on the Attained Age and sex of the Insured, and increases annually as the Insured ages. We may increase the rates for this charge on a class basis. Once we begin to pay benefits, the LTC Acceleration Rider waives this charge until the Insured no longer qualifies for Rider benefits and is not chronically ill.

TERMINATION OF THE RIDER. The Rider will terminate when the acceleration death benefit is zero, the Policy terminates, or you request to terminate the Rider.

     2.  LONG-TERM CARE WAIVER BENEFIT RIDER

OPERATION OF THE LONG-TERM CARE WAIVER BENEFIT RIDER. After the elimination period noted above, the LTC Waiver Rider provides for the payment of monthly Premiums (equal on an annual basis to the minimum annual premium specified on the policy schedule) up to the date specified in the policy schedule, and the waiver of Monthly Deductions after that date. This Rider also provides a residual death benefit. The LTC Waiver Rider is nonseverable from the LTC Acceleration Rider.

CHARGES FOR THE RIDER. The LTC Waiver Rider imposes a monthly charge on the net amount at risk under the Policy. This charge is at a rate that varies based on the Attained Age and sex of the Insured, and increases annually as the Insured ages. We may increase the rates for this charge on a class basis.

TERMINATION OF THE RIDER. The LTC Waiver Rider will terminate when the Policy terminates (other than as a result of the complete payment of the death benefit through acceleration payments under the LTC Acceleration Rider), the LTC Acceleration Rider terminates (other than as a result of the complete payment of the death benefit through acceleration payments), or on the Policy Anniversary when the Insured's Attained Age is 100.

     3.  LONG-TERM CARE EXTENDED INSURANCE BENEFIT RIDER

OPERATION OF THE LONG-TERM CARE EXTENDED INSURANCE BENEFIT RIDER. Following the full payment of the acceleration death benefit provided under the LTC Acceleration Rider, the LTC Extended Rider provides for periodic reimbursements of expenses incurred for qualified long-term care services, as defined in the Rider. There is no new elimination period under this Rider if benefits are continuous. You must continue to submit periodic evidence of the Insured's eligibility for Rider benefits.

We determine a maximum amount of benefit that we will pay for each month of qualification. This amount, called the "Maximum Monthly Benefit" is the Rider coverage amount divided by the minimum months of acceleration benefits shown on your policy schedule. The actual amount of any benefit is based on the expense incurred by the Insured, up to the Maximum Monthly Benefit, for qualified long-term care service in a calendar month. Certain types of expenses may be limited to a stated percentage of the Maximum Monthly Benefit. The LTC Extended Rider also offers an optional nonforfeiture benefit and an optional inflation benefit.

CHARGES FOR THE RIDER. The LTC Extended Rider imposes a monthly charge on the coverage amount of the Rider. This charge is level for the duration of the Rider and based on the Issue Age of the Insured when the Rider is issued. If you increase the Rider coverage amount, a new charge based on the Issue Age of the Insured at that time will apply to the increase. We may increase the rates for this charge on a class basis. Once we begin to pay benefits under the LTC Acceleration Rider, we waive this charge until the Insured no longer qualifies for benefits under the LTC Acceleration Rider or the LTC Extended Rider and is not chronically ill.

TERMINATION OF THE RIDER. The LTC Extended Rider will terminate when benefits under the Rider have been fully paid, when the Policy terminates (other than as a result of the complete payment of the death benefit through acceleration payments under the LTC Acceleration Rider), the LTC Acceleration Rider terminates (other than as a result of the complete payment of the death benefit through acceleration payments), or you request to terminate the Rider.

                        ACCELERATED DEATH BENEFIT RIDER

If your state of residence has approved the Accelerated Death Benefit Rider (the "ADB Rider") and we have received satisfactory additional Evidence of Insurability, you generally may choose to add it to your Policy at any time. The terms of the ADB Rider may vary from state-to-state.

Generally, the ADB Rider allows you to receive an accelerated payment of part of the Policy's death benefit generally when the Insured develops a non-correctable medical condition which is expected to result in his or her death within 12 months. In certain states only, accelerated payments also may be permitted if the Insured has been confined to a nursing care facility (as defined in the ADB Rider) for at least 180 consecutive days and is expected to remain in such a facility for the remainder of his or her life. There are no restrictions on the use of the benefit.

There is no additional charge for this Rider. However, an administrative charge, currently $100 and not to exceed $250, will be deducted from the accelerated death benefit amount.

TAX CONSEQUENCES OF THE ADB RIDER. The federal income tax consequences associated with adding the ADB Rider or receiving the accelerated death benefit are uncertain. You should consult a tax adviser before adding the ADB Rider to your Policy or requesting an accelerated death benefit.

AMOUNT OF THE ACCELERATED DEATH BENEFIT. The ADB Rider provides for a minimum accelerated death benefit payment of $10,000 and a maximum benefit payment equal to 75% of the eligible death benefit (as defined below) less 25% of any Indebtedness. The ADB Rider also restricts the total of the accelerated death benefits paid from all life insurance policies issued to you by us and our affiliates to $250,000. We may increase this $250,000 maximum to reflect inflation.

ELIGIBLE DEATH BENEFIT MEANS:         the Insurance Proceeds payable under the Policy if the Insured died at the time we approve a claim for an accelerated death benefit, MINUS
                                      1.  Any premium refund payable at death if the Insured died at that time;
                                          and
                                      2.  Any insurance payable under the terms of any other Rider.


You may submit Written Notice to request the accelerated death benefit. You may only request the accelerated death benefit once, except additional accelerated death benefits may be requested to pay Premiums and Policy loan interest. You may elect to receive the accelerated death benefit as a lump sum or in 12 or 24 equal monthly installments. If installments are elected and the Insured dies before all of the payments have been made, the present value (at the time of the Insured's death) of the remaining payments and the remaining Insurance Proceeds at death under the Policy will be paid to the Beneficiary in a lump sum.



CONDITIONS FOR RECEIPT OF THE ACCELERATED DEATH BENEFIT. To receive an accelerated death benefit payment, the Policy must be in force and you must submit Written Notice, "due proof of eligibility," and a completed claim form to us. Due proof of eligibility means a written certification (described more fully in the ADB Rider) in a form acceptable to us from a treating physician (as defined in the ADB Rider) stating that the Insured has a terminal illness or, in certain states only, is expected to be permanently confined to a nursing care facility.

We may request additional medical information from the Insured's physician and/or may require an independent physical examination (at our expense) before approving the claim for payment of the accelerated death benefit. We will not approve a claim for an accelerated death benefit payment if:

     1.  The Policy is assigned in whole or in part;

     2. If the terminal illness (or, in certain states only, the permanent confinement to a nursing care facility) is the result of intentionally self-inflicted injury; or

     3. If you are required to elect the payment in order to meet the claims of creditors or to obtain a government benefit.


OPERATION OF THE ADB RIDER. The accelerated death benefit is made in the form of a Policy loan up to the amount of the maximum loan available under the Policy at the time the claim is approved, resulting in a Policy loan being made in the amount of the requested benefit. This Policy loan operates as would any loan under the Policy.


To the extent that the amount of the requested accelerated death benefit exceeds the maximum available loan amount, the benefit will be advanced to you and a lien will be placed on the death benefit payable under the Policy (the "death benefit lien") in the amount of this excess. Interest will accrue daily, at a rate determined as described in the ADB Rider, on the amount of this lien, and upon the death of the Insured the amount of the lien and accrued interest thereon will be subtracted from the amount of Insurance Proceeds payable at death.


EFFECT ON EXISTING POLICY. The Insurance Proceeds otherwise payable at the time of an Insured's death will be reduced by the amount of any death benefit lien and accrued interest thereon. In addition, if you make a request for a Surrender, a Policy loan, or a partial withdrawal, the Net Cash Surrender Value and Loan Account value will be reduced by the amount of any outstanding death benefit lien plus accrued interest. Therefore, depending upon the size of the death benefit lien, this may result in the Net Cash Surrender Value and the Loan Account value being reduced to zero.



Premiums and Policy loan interest must be paid when due. However, if requested with the accelerated death benefit claim, future periodic planned Premiums and Policy loan interest may be paid automatically through additional accelerated death benefits.


In addition to a Lapse under the applicable provisions of the Policy, the Policy will also terminate on any Policy Anniversary when the death benefit lien exceeds the Insurance Proceeds at death.


TERMINATION OF THE ADB RIDER.  The ADB Rider will terminate on the earliest of:
(1) our receipt of your Written Notice requesting termination of the Rider; (2) Surrender or other termination of the Policy; or (3) the Policy Anniversary when the Insurance Proceeds payable at death on such Policy Anniversary is less than or equal to zero.


                       ADDITIONAL INSURANCE BENEFIT RIDER

The Additional Insurance Benefit Rider ("AIB Rider") provides an additional death benefit payable on the death of the Insured without increasing the Policy's Face Amount. The AIB Rider may not be available in all states.

The additional death benefit under the AIB Rider is:

     a. the Face Amount plus the Rider coverage amount less the Policy's death benefit (if Death Benefit Option A is in effect); or

     b. the Face Amount plus the Rider coverage amount plus the Policy Account Value less the death benefit (if Death Benefit Option B is in effect).

Please note the following about the AIB Rider:


     -- The AIB Rider may be canceled separately from the Policy (i.e., it can be canceled without causing the Policy to be canceled or to Lapse). The AIB Rider will terminate on the earliest of: (1) our receipt of your Written Notice requesting termination of the Rider; (2) Surrender or other termination of the Policy; or (3) the Policy Anniversary nearest the Insured's Attained Age 100 (80 in New York).


     -- The AIB Rider has a cost of insurance charge that is deducted from the Policy Account Value as part of the Monthly Deduction.

     -- If you change from Death Benefit Option A to Death Benefit Option B, we will first decrease the Policy's Face Amount and then the Rider coverage amount by the Policy Account Value.

     -- If Death Benefit Option A is in effect and you make a partial withdrawal, we will first decrease the Policy's Face Amount and then the Rider coverage amount by the amount withdrawn (including the partial withdrawal charge).

     -- The AIB Rider has no cash or loan value.

     -- The AIB Rider has no surrender charge, additional surrender charge, or premium expense charge.

        X Since there is no surrender charge for decreasing the Rider coverage amount, such a decrease may be less expensive than a decrease of the same size in the Face Amount of the Policy (if the Face Amount decrease would be subject to a surrender charge). But, continuing coverage on such an increment of Policy Face Amount may have a cost of insurance charge that is higher than the same increment of coverage amount under the Rider. You should consult your agent before buying an AIB Rider, and before deciding whether to decrease Policy Face Amount or AIB Rider coverage amount.

     -- After the first Policy Year and subject to certain conditions, you may increase or decrease the Rider coverage amount separately from the Policy's Face Amount (and the Policy's Face Amount may be increased or decreased without affecting the Rider coverage amount).

     -- To comply with the maximum premium limitations under the Internal
        Revenue Code of 1986, as amended (the "Code"), insurance coverage provided by an AIB Rider is treated as part of the Policy's Face Amount (for discussion of the tax status of the Policy, see "Federal Tax Considerations" in the prospectus).

                                  OTHER RIDERS

In addition to the Long-Term Care Benefit Riders, Accelerated Death Benefit Rider, and Additional Insurance Benefit Rider, the following Riders are also available under the Policy. These Riders (which are summarized below) provide fixed benefits that do not vary with the investment performance of the Separate Account.

     -- CHANGE OF INSURED: This Rider permits you to change the Insured, subject to certain conditions and Evidence of Insurability. The Policy's Face Amount will remain the same, and the Monthly Deduction for the cost of insurance and any other benefits provided by Rider will be adjusted for the Attained Age and Premium Class of the new Insured as of the effective date of the change. As the change of an Insured is generally a taxable event, you should consult a tax adviser before making such a change.

     -- CHILDREN'S TERM INSURANCE: This Rider provides level term insurance on each of the Insured's dependent children, until the earliest of: (1) the first Policy Processing Day after our receipt of your Written Notice requesting termination of the Rider; (2) Surrender or other termination of the Policy; (3) the child's 25th birthday; or
        (4) the Policy Anniversary nearest the Insured's 65th birthday. Upon expiration of the term insurance on the life of a child and subject to certain conditions, it may be converted without Evidence of Insurability to a whole life policy providing a level Face Amount of insurance and a level premium. The Face Amount of the new policy may be up to 5 times the amount of the term insurance in force on the expiration date. The Rider is issued to provide between $5,000 and $15,000 of term insurance on each Insured child. Each Insured child under this Rider will have the same amount of insurance. This Rider must be selected at the time of application for the Policy or upon an increase in Face Amount.



     -- CONVERTIBLE TERM LIFE INSURANCE: This Rider provides term insurance on an additional insured ("other insured"). This Rider will terminate on the earliest of: (1) our receipt of your Written Notice requesting termination of the Rider; (2) Surrender or other termination of the Policy; or (3) the Policy Anniversary nearest the other insured's Attained Age 100 (80 in New York). If the Policy is extended by the Final Policy Date Extension Rider, this Rider will terminate on the original Final Policy Date.



     -- DISABILITY WAIVER BENEFIT: This Rider provides that in the event of the Insured's total disability (as defined in the Rider), which begins while the Rider is in effect and which continues for at least 6 months, we will apply a premium payment to the Policy on each Policy Processing Day during the first 5 Policy Years while the Insured is totally disabled (the amount of the payment will be based on the minimum annual premium). We will also waive all Monthly Deductions due after the commencement of and during the continuance of the total disability after the first 5 Policy Years. This Rider terminates on the earliest of: (1) the first Policy Processing Day after our receipt of your Written Notice requesting termination of the Rider; (2) Surrender or other termination of the Policy; or (3) the Policy Anniversary nearest the Insured's Attained Age 60 (except for benefits for a disability which began before that Policy Anniversary).



     -- DISABILITY WAIVER OF PREMIUM BENEFIT: This Rider provides that, in the event of the Insured's total disability before Attained Age 60 and continuing for at least 180 days, we will apply a premium payment to the Policy on each Policy Processing Day prior to Insured's Attained Age 65 and while the Insured remains totally disabled. At the time of application, a monthly benefit amount is selected by you. This amount is generally intended to reflect the amount of the Premiums expected to be paid monthly. The monthly benefit amount cannot exceed the lesser of:
        (1) the planned premium; (2) 1/12th of the guideline annual premium (defined above); and (3) $2,500. In the event of the Insured's total disability, the amount of the premium payment applied on each Policy Processing Day will be the lesser of: (a) the monthly benefit amount; or
        (b) the monthly average of the premium payments less partial withdrawals for the Policy since its Policy Date. You cannot elect this Rider and another disability waiver benefit Rider with the same Policy.


     -- FINAL POLICY DATE EXTENSION:  This Rider extends the Final Policy Date
        20 years past the original Final Policy Date. This benefit may be added only on or after the anniversary nearest the Insured's 90th birthday. There is no additional charge for this benefit. The death benefit after the original Final Policy Date will be the Policy Account Value. All other Riders in effect on the original Final Policy Date will terminate on the original Final Policy Date. Adding this benefit and/or continuing the Policy beyond the Insured's Attained Age 100 may have tax consequences and you should consult a tax adviser before doing so.

ILLUSTRATIONS
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We may provide illustrations for death benefit, Policy Account Value, and Net Cash Surrender Value based on hypothetical rates of return that are not guaranteed. The illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your rates of return and insurance charges may be higher or lower than these illustrations. The actual return on your Policy Account Value will depend on factors such as the amounts you allocate to particular Portfolios, the amounts deducted for the Policy's monthly charges, the Portfolios' expense ratios, and your Policy loan and partial withdrawal history.



Before you purchase the Policy and upon request thereafter, we will provide illustrations of future benefits under the Policy based upon the proposed Insured's Issue Age and Premium Class, the death benefit option, Face Amount, planned periodic premiums, and Riders requested. We reserve the right to charge a reasonable fee for this service to persons who request more than one Policy illustration during a Policy Year.


PERFORMANCE DATA
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                           HYPOTHETICAL ILLUSTRATIONS

In order to demonstrate how the actual investment performance of the Portfolios could have affected the death benefit, Policy Account Value, and Net Cash Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment performance of each Portfolio since its inception. THESE HYPOTHETICAL ILLUSTRATIONS ARE DESIGNED TO SHOW THE PERFORMANCE THAT COULD HAVE RESULTED IF THE POLICY HAD BEEN IN EXISTENCE DURING THE PERIOD ILLUSTRATED AND ARE NOT INDICATIVE OF FUTURE PERFORMANCE.

The values we illustrate for death benefit, Policy Account Value, and Net Cash Surrender Value take into account all applicable charges and deductions from the Policy (current and guaranteed), the Separate Account and the Portfolios.

                            YIELDS AND TOTAL RETURNS

From time to time, we may advertise or include in sales literature historical performance data, including yields, effective yields, and annual total returns for the Subaccounts. These figures are based on historical earnings and do not indicate or project future performance. Effective yields and total returns for a Subaccount are based on the investment performance of the corresponding Portfolio. A Portfolio's performance reflects the Portfolio's expenses. See the prospectuses for the Funds.

In advertising and sales literature, the performance of each Subaccount may be compared to the performance of other variable life insurance issuers in general or to the performance of particular types of variable life insurance investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Subaccounts. Lipper Analytical Services, Inc. ("Lipper") and Variable Annuity Research Data Service ("VARDS") are independent services that monitor and rank the performance of variable life insurance issuers in major categories of investment objectives on an industry-wide basis. The performance analyses prepared by Lipper and VARDS each rank these issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives. In addition to Lipper and VARDS, we also may rely on other third-party independent services to provide similar information.

Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor's Composite Index of 500 stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as sources of performance comparison.

We may also report other information, including the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts. All income and capital gains derived from Subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Portfolio's investment experience is positive.

Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. Average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the underlying Portfolio in which a Subaccount invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.


You also should refer to your personalized illustrations which illustrate variations of the death benefit, Policy values, and accumulated payments under your Policy.


MONEY MARKET SUBACCOUNT YIELDS


The current yield of the Money Market Subaccount refers to the annualized investment income generated by an investment in the Subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment; it is calculated in a manner which does not take into consideration any realized or unrealized gains or losses or income other than investment income on shares of the underlying Portfolio or on its portfolio securities.


This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and exclusive of income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a Policy having a balance of one accumulation unit in the Money Market Subaccount at the beginning of the period, dividing the net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: (1) net investment income of the Portfolio attributable to the hypothetical account; and (2) "common" charges and deductions (as explained below) imposed under the Policy which are attributable to the hypothetical account. For purposes of calculating current yields for a Policy, an average per unit administration fee is used based on the $5.00 current initial administrative charge and a $7.50 monthly administrative charge deducted monthly on the Policy Processing Day.

The effective yield of the Money Market Subaccount determined on a compounded basis for the same seven-day period may also be quoted. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The Money Market Subaccount's yield is affected by changes in interest rates on money market securities, the average portfolio maturity of the underlying Portfolio, the types of quality of portfolio securities held by the underlying Portfolio, and the underlying Portfolio's operating expenses. During extended periods of low interest rates, the yields of the Money Market Subaccount (or any Subaccount investing in a money market portfolio) may also become extremely low and possibly negative. Yields on amounts held in the Money Market Subaccount may also be presented for periods other than a seven-day period.

The current yield and effective yield for the Money Market Subaccount for the seven days ended December 31, 2001 were (0.76%) and (0.76%), respectively.

TOTAL RETURNS

The total return of a Subaccount refers to return quotations assuming an investment under a Policy has been held in the Subaccount for various periods of time including, but not limited to, a period measured from the date the Subaccount commenced operations. For periods prior to the date a Subaccount commenced operations, performance information for Policies funded by that Subaccount may also be calculated based on the performance of the corresponding Portfolio and the assumption that the Subaccount was in existence for the same periods as those indicated for the Portfolio, with the current level of Policy charges. The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the value of that investment (reflecting only Common Charges, as described below) as of the last day of each of the periods for which total return quotations are provided. The ending date for each period for which total return quotations are provided will normally be for the most recent calendar quarter, considering the type and media of the communication and will be stated in the communication. Average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period.


Until a Subaccount has been in operation for 10 years, we will include quotes of average annual total return for the period measured from the Subaccount's inception. When a Subaccount has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed. Average annual total return for the Subaccounts may include information for the period before any Policies were registered under the Securities Act of 1933, from the inception of the Subaccounts, with the level of Policy charges currently in effect.


Average annual total returns reflect total underlying Portfolio expenses and certain Policy fees and charges assumed to apply to all Policy Owners, including the initial administrative charge, monthly administrative charge, and insurance charge ("Common Charges"). However, charges such as percent of premium charges, surrender charges, and cost of insurance charges, which are based on certain factors, such as sex, Issue Age or actual age, Premium Class, Policy Year, Face Amount, or net amount at risk, and which therefore vary with each Policy, are not reflected in average annual total returns, nor are the premium tax charge or any charges assessed on withdrawal, transfer, or increase in Face Amount ("Non-Common Charges"). IF NON-COMMON CHARGES WERE DEDUCTED, PERFORMANCE WOULD BE SIGNIFICANTLY LOWER.


Because of the charges and deductions imposed under a Policy, performance data for the Subaccounts will be lower than performance data for their corresponding Portfolios. The performance of a Subaccount will be affected by expense reimbursements and fee waivers applicable to their corresponding Portfolios. Without these reimbursements and waivers, performance would be lower. The Funds have provided all performance information for the Portfolios, including the Portfolio total value information used to calculate the total returns of the Subaccounts for periods prior to the inception of the Subaccounts. Market Street Fund and Gartmore Variable Insurance Trust are affiliated with us; none of the other Funds is affiliated with us. While we have no reason to doubt the accuracy of the figures provided by these non-affiliated Funds, we do not represent that they are true and complete, and disclaim all responsibility for these figures.


PERFORMANCE FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE PERFORMANCE. THE PERFORMANCE OF EACH SUBACCOUNT WILL FLUCTUATE ON A DAILY BASIS.

STANDARD & POOR'S
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"Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by NLICA and the Market Street Fund ("Market Street"). Neither the Policy nor the Equity 500 Index Portfolio is sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P").

S&P makes no representation or warranty, express or implied, to the Owners of the Policy and the Equity 500 Index Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Policy and the Equity 500 Index Portfolio particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to NLICA and Market Street is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to NLICA, Market Street, the Policy, or the Equity 500 Index Portfolio. S&P has no obligation to take the needs of NLICA, Market Street, or the Owners of the Policy or the Equity 500 Index Portfolio into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Policy or the Equity 500 Index Portfolio or the timing of the issuance or sale of the Policy or the Equity 500 Index Portfolio or in the determination or calculation of the equation by which the Policy or the Equity 500 Index Portfolio are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Policy or the Equity 500 Index Portfolio.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY NLICA, MARKET STREET, OWNERS OF THE POLICY AND THE EQUITY 500 INDEX PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
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                                      IMSA

We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities. As a member of IMSA, we may use the IMSA logo and language in advertisements.

                        POTENTIAL CONFLICTS OF INTEREST

In addition to the Separate Account, the Portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Portfolios simultaneously. Although neither we nor the Portfolios currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each Portfolio's Board of Directors (Trustees) will monitor events in order to identify any material conflicts between the interests of these variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. This action could include the sale of Portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example: (1) changes in state insurance laws; (2) changes in federal income tax laws; or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

If a Portfolio's Board of Directors (Trustees) were to conclude that separate portfolios should be established for variable life insurance and variable annuity separate accounts, we will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined portfolio.

The Portfolios may also sell shares directly to certain pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners of this Policy or other policies or contracts (including policies issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Portfolio as an investment option under the Policies or replacing the Portfolio with another portfolio.


           POLICIES ISSUED IN CONJUNCTION WITH EMPLOYEE BENEFIT PLANS

Policies may be acquired in conjunction with employee benefit plans ("EBS Policies"), including the funding of qualified pension plans meeting the requirements of Section 401 of the Code. For EBS Policies, the maximum mortality rates used to determine the monthly cost of insurance charge are based on the Commissioners' 1980 Standard Ordinary Mortality Tables NB and SB. Under these tables, mortality rates are the same for male and female Insureds of a particular Attained Age and Premium Class. Illustrations reflecting the Premiums and charges for EBS Policies will be provided upon request to purchasers of these Policies. There is no provision for misstatement of sex in the EBS Policies. Also, the rates used to determine the amount payable under a particular settlement option will be the same for male and female Insureds.

              LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case, the Supreme Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower federal courts indicate that, in other factual circumstances, the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit the use of sex-distinct mortality tables under certain circumstances. The Policies, other than Policies issued in states which require "unisex" policies (currently Montana) and EBS Policies, are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an EBS Policy is appropriate.

                         SAFEKEEPING OF ACCOUNT ASSETS

We hold the Separate Account's assets physically segregated and apart from the general account. We maintain records of all purchases and sale of Portfolio shares by each of the Subaccounts. A fidelity bond in the amount of $10 million per occurrence and $20 million in the aggregate covering our officers and employees has been issued by Continental Casualty Company (a subsidiary of CNA).

                               REPORTS TO OWNERS

At least once each year, we will send you a report showing the following information as of the end of the report period:

  X the current Policy Account Value, Guaranteed Account value, Subaccount values, and Loan Account value

  X the current Net Cash Surrender Value

  X the current death benefit

  X the current amount of any Indebtedness

  X any activity since the last report (e.g., Premiums paid, partial withdrawals, charges and deductions)

  X any other information required by law

We currently send these reports quarterly. In addition, we will send you a statement showing the status of the Policy following the transfer of amounts from one Subaccount to another (excluding automatic rebalancing), the taking of a loan, the repayment of a loan, a partial withdrawal, and the payment of any Premiums (excluding those paid by bank draft or otherwise under the automatic payment plan).

We can prepare a similar report for you at other times for a reasonable fee. We may limit the scope and frequency of these requested reports.

We will send you a semi-annual report containing the financial statements of each Portfolio in which you are invested.

                                    RECORDS

We will maintain all records relating to the Separate Account and the Guaranteed Account at our Service Center.

                                 LEGAL MATTERS

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the federal securities laws.

                                    EXPERTS


The Financial Statements at December 31, 2001, 2000, and 1999 and for each of the three years in the period ended December 31, 2001 have been included in this SAI, which is a part of the registration statement, in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. The Financial Statements as of September 30, 2002 and for the nine-month period ended September 30, 2002 included in this SAI have not been audited.


Actuarial matters included in the prospectus and/or SAI have been examined by Scott V. Carney, FSA, MAAA, Senior Vice President and Actuary of NLICA.

                    ADDITIONAL INFORMATION ABOUT THE COMPANY

We are a stock life insurance company chartered by the Commonwealth of Pennsylvania in 1865. We are subject to regulation by the Insurance Department of the Commonwealth of Pennsylvania, as well as by the insurance departments of all other states and jurisdictions in which we do business. We are engaged in the business of issuing life insurance policies and annuity contracts, and we are currently licensed to do business in 50 states, Puerto Rico, and the District of Columbia.

On October 1, 2002, NLICA (formerly Provident Mutual Life Insurance Company) converted from a mutual insurance company to a stock insurance company and became a wholly-owned subsidiary of Nationwide Financial Services, Inc. ("Nationwide Financial"), pursuant to the terms of a sponsored demutualization. Nationwide Financial, a company whose Class A shares of common stock are traded on the New York Stock Exchange, is an indirect majority-owned subsidiary of Nationwide Corporation, and is the holding company of Nationwide Life Insurance Company and other companies that comprise the retirement savings operations of the Nationwide group of companies.

We submit annual statements on our operations and finances to insurance officials in all states and jurisdictions in which we do business. We have filed the Policy with insurance officials in those jurisdictions in which the Policy is sold.


We intend to reinsure a portion of the risks assumed under the Policies.

               ADDITIONAL INFORMATION ABOUT THE SEPARATE ACCOUNT

The Money Market Subaccount was originally established as a separate investment account under the provisions of Pennsylvania Insurance Law. On May 1, 2000, the assets of the Provident Mutual Variable Money Market Separate Account were transferred to a corresponding new subaccount of the Separate Account -- the Money Market Subaccount. The Provident Mutual Variable Money Market Separate Account then ceased to exist and the Separate Account changed its name from Provident Mutual Variable Separate Account to Provident Mutual Variable Life Separate Account. On October 1, 2002, in connection with the sponsored demutualization (whereby Provident Mutual Life Insurance Company converted from a mutual insurance company to a stock insurance company, became a wholly-owned subsidiary of Nationwide Financial, and changed its name to Nationwide Life Insurance Company of America), Provident Mutual Variable Life Separate Account changed its name to Nationwide Provident VLI Separate Account 1.

                               OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policies. Not all the information set forth in the registration statement, and the amendments and exhibits thereto, has been included in the prospectus and this SAI. Statements contained in this SAI concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 450 Fifth Street, N.W., Washington, DC 20549.

                              FINANCIAL STATEMENTS


This SAI contains the audited statements of assets and liabilities of the Separate Account as of December 31, 2001 and the related statements of operations and statements of changes in net assets for each of the three years in the period then ended. PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia PA 19103, served as independent accountants for the Separate Account for the periods reported in these statements.


Our statements of financial condition as of December 31, 2001 and 2000 and the related statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2001, which are included in this SAI, should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.


This SAI also includes unaudited financial statements as of September 30, 2002 and for the nine-month period ended September 30, 2002.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              -----
Provident Mutual Variable Life Separate Account
     Statements of Assets and Liabilities, September 30,
      2002 (unaudited)......................................    F-2
     Statements of Operations for the Nine Months Ended
      September 30, 2002 (unaudited)........................   F-10
     Statements of Changes in Net Assets for the Nine Months
      Ended September 30, 2002 (unaudited)..................   F-18
     Notes to Unaudited Financial Statements................   F-26
     Report of Independent Accountants......................   F-58
     Statements of Assets and Liabilities, December 31,
      2001..................................................   F-59
     Statements of Operations for the Years Ended December
      31, 2001, 2000 and 1999...............................   F-66
     Statements of Changes in Net Assets for the Years Ended
      December 31, 2001, 2000, and 1999.....................   F-86
     Notes to Financial Statements..........................  F-106
Provident Mutual Life Insurance Company and Subsidiaries
     Consolidated Statements of Financial Condition,
      September 30, 2002 (unaudited)........................  F-175
     Consolidated Statements of Operations for the Three
      Months and Nine Months Ended September 30, 2002 and
      2001 (unaudited)......................................  F-176
     Consolidated Statements of Equity for the Nine Months
      Ended September 30, 2002 (unaudited)..................  F-177
     Consolidated Statements of Cash Flows for the Nine
      Months Ended September 30, 2002 and 2001
      (unaudited)...........................................  F-178
     Notes to Unaudited Consolidated Financial Statements...  F-179
     Report of Independent Accountants......................  F-186
     Consolidated Statements of Financial Condition,
      December 31, 2001 and 2000............................  F-187
     Consolidated Statements of Operations for the Years
      Ended December 31, 2001, 2000 and 1999................  F-188
     Consolidated Statements of Equity for the Years Ended
      December 31, 2001, 2000 and 1999......................  F-189
     Consolidated Statements of Cash Flows for the Years
      Ended December 31, 2001, 2000 and 1999................  F-190
     Notes to Consolidated Financial Statements.............  F-191

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Assets and Liabilities, September 30, 2002

--------------------------------------------------------------------------------

                                         ALL PRO BROAD      MONEY                                    MID CAP
                                            EQUITY         MARKET         BOND        BALANCED       GROWTH      INTERNATIONAL
                                          SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Market Street Fund,
  Inc., at fair value:
  All Pro Broad Equity Portfolio.......  $120,541,356
  Money Market Portfolio...............                  $63,585,560
  Bond Portfolio.......................                                $22,521,171
  Balanced Portfolio...................                                              $33,981,544
  Mid Cap Growth Portfolio.............                                                            $47,312,847
  International Portfolio..............                                                                           $41,566,920
                                         ------------    -----------   -----------   -----------   -----------    -----------
Total Assets...........................   120,541,356     63,585,560    22,521,171    33,981,544    47,312,847     41,566,920
                                         ------------    -----------   -----------   -----------   -----------    -----------
LIABILITIES
Payable to Provident Mutual Life
  Insurance Company....................       138,833         11,202        13,995        17,155        60,000
                                         ------------    -----------   -----------   -----------   -----------    -----------
NET ASSETS.............................  $120,402,523    $63,574,358   $22,507,176   $33,964,389   $47,252,847    $41,566,920
                                         ============    ===========   ===========   ===========   ===========    ===========
Held for the benefit of
  policyholders........................  $120,395,964    $63,541,687   $22,486,613   $33,938,149   $47,223,873    $41,563,711
Attributable to Provident Mutual Life
  Insurance Company....................         6,559         32,671        20,563        26,240        28,974          3,209
                                         ------------    -----------   -----------   -----------   -----------    -----------
                                         $120,402,523    $63,574,358   $22,507,176   $33,964,389   $47,252,847    $41,566,920
                                         ============    ===========   ===========   ===========   ===========    ===========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Assets and Liabilities, September 30, 2002

--------------------------------------------------------------------------------

                                                         ALL PRO       ALL PRO       ALL PRO       ALL PRO
                                                        LARGE CAP     LARGE CAP     SMALL CAP     SMALL CAP     EQUITY 500
                                                         GROWTH         VALUE        GROWTH         VALUE         INDEX
                                                       SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Market Street Fund, Inc., at fair
  value:
  All Pro Large Cap Growth Portfolio.................  $17,171,306
  All Pro Large Cap Value Portfolio..................                $14,550,517
  All Pro Small Cap Growth Portfolio.................                              $18,639,672
  All Pro Small Cap Value Portfolio..................                                            $20,925,390
  Equity 500 Index Portfolio.........................                                                          $138,482,606
Receivable from Provident Mutual Life Insurance
  Company............................................                                                                30,000
                                                       -----------   -----------   -----------   -----------   ------------
NET ASSETS...........................................  $17,171,306   $14,550,517   $18,639,672   $20,925,390   $138,512,606
                                                       ===========   ===========   ===========   ===========   ============
Held for the benefit of policyholders................  $17,150,192   $14,542,847   $18,625,871   $20,828,790   $138,505,977
Attributable to Provident Mutual Life Insurance
  Company............................................      21,114          7,670        13,801        96,600          6,629
                                                       -----------   -----------   -----------   -----------   ------------
                                                       $17,171,306   $14,550,517   $18,639,672   $20,925,390   $138,512,606
                                                       ===========   ===========   ===========   ===========   ============

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statement of Assets and Liabilities, September 30, 2002

--------------------------------------------------------------------------------

                                                               ZERO COUPON
                                                                  BOND
                                                               2006 SERIES
                                                               SUBACCOUNT
---------------------------------------------------------------------------
ASSETS
Investment in the Stripped ("Zero") U.S. Treasury Securities
  Fund, Provident Mutual Series A, at fair value:
  2006 Series...............................................   $16,718,125
                                                               -----------
  Total Assets..............................................    16,718,125
                                                               -----------
LIABILITIES
Payable to Provident Mutual Life Insurance Company..........        91,022
                                                               -----------
NET ASSETS..................................................   $16,627,103
                                                               ===========
Held for the benefit of policyholders.......................   $16,601,968
Attributable to Provident Mutual Life Insurance Company.....        25,135
                                                               -----------
                                                               $16,627,103
                                                               ===========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Assets and Liabilities, September 30, 2002

--------------------------------------------------------------------------------

                                                  FIDELITY                        FIDELITY                       FIDELITY
                                                   EQUITY-        FIDELITY          HIGH          FIDELITY         ASSET
                                                   INCOME          GROWTH          INCOME         OVERSEAS        MANAGER
                                                 SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Variable Insurance Products
  Fund, at fair value:
  Equity-Income Portfolio.....................  $104,898,567
  Growth Portfolio............................                  $146,247,042
  High Income Portfolio.......................                                   $13,067,891
  Overseas Portfolio..........................                                                   $34,863,821
Investment in the Variable Insurance Products
  Fund II, at fair value:
  Asset Manager Portfolio.....................                                                                  $42,811,606
Receivable from Provident Mutual Life
  Insurance Company...........................        19,000           6,000
                                                ------------    ------------     -----------     -----------    -----------
NET ASSETS....................................  $104,917,567    $146,253,042     $13,067,891     $34,863,821    $42,811,606
                                                ============    ============     ===========     ===========    ===========
Held for the benefit of policyholders.........  $104,908,286    $146,251,666     $13,062,435     $34,860,512    $42,805,880
Attributable to Provident Mutual Life
  Insurance Company...........................         9,281           1,376           5,456           3,309          5,726
                                                ------------    ------------     -----------     -----------    -----------
                                                $104,917,567    $146,253,042     $13,067,891     $34,863,821    $42,811,606
                                                ============    ============     ===========     ===========    ===========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Assets and Liabilities, September 30, 2002

--------------------------------------------------------------------------------

                                                                                              NEUBERGER
                                                                                               BERMAN
                                                              FIDELITY                         LIMITED        NEUBERGER
                                                             INVESTMENT       FIDELITY        MATURITY         BERMAN
                                                             GRADE BOND      CONTRAFUND         BOND          PARTNERS
                                                             SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Variable Insurance Products Fund II, at
  fair value:
  Investment Grade Bond Portfolio.........................   $41,264,827
  Contrafund Portfolio....................................                   $79,900,852
Investment in the Neuberger Berman Advisers Management
  Trust, at fair value:
  Limited Maturity Bond Portfolio.........................                                   $16,051,153
  Partners Portfolio......................................                                                   $19,748,011
Receivable from Provident Mutual Life Insurance Company...                         5,000
                                                             -----------     -----------     -----------     -----------
NET ASSETS................................................   $41,264,827     $79,905,852     $16,051,153     $19,748,011
                                                             ===========     ===========     ===========     ===========
Held for the benefit of policyholders.....................   $41,221,560     $79,900,870     $16,018,557     $19,717,696
Attributable to Provident Mutual Life Insurance Company...        43,267           4,982          32,596          30,315
                                                             -----------     -----------     -----------     -----------
                                                             $41,264,827     $79,905,852     $16,051,153     $19,748,011
                                                             ===========     ===========     ===========     ===========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Assets and Liabilities, September 30, 2002

--------------------------------------------------------------------------------

                                                                                    VAN ECK      VAN ECK
                                                        VAN ECK       VAN ECK      WORLDWIDE    WORLDWIDE    ALGER AMERICAN
                                                       WORLDWIDE     WORLDWIDE     EMERGING        REAL           SMALL
                                                          BOND      HARD ASSETS     MARKETS       ESTATE     CAPITALIZATION
                                                       SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Van Eck Worldwide Insurance Trust,
  at fair value:
  Van Eck Worldwide Bond Portfolio...................  $7,141,122
  Van Eck Worldwide Hard Assets Portfolio............               $3,348,774
  Van Eck Worldwide Emerging Markets Portfolio.......                             $13,120,992
  Van Eck Worldwide Real Estate Portfolio............                                           $3,285,381
Investment in the Alger American Fund, at fair value:
  Alger American Small Capitalization Portfolio......                                                          $19,853,517
                                                       ----------   ----------    -----------   ----------     -----------
NET ASSETS...........................................  $7,141,122   $3,348,774    $13,120,992   $3,285,381     $19,853,517
                                                       ==========   ==========    ===========   ==========     ===========
Held for the benefit of policyholders................  $7,125,947   $3,319,918    $13,090,233   $3,217,858     $19,828,030
Attributable to Provident Mutual Life Insurance
  Company............................................     15,175        28,856         30,759      67,523           25,487
                                                       ----------   ----------    -----------   ----------     -----------
                                                       $7,141,122   $3,348,774    $13,120,992   $3,285,381     $19,853,517
                                                       ==========   ==========    ===========   ==========     ===========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Assets and Liabilities, September 30, 2002

--------------------------------------------------------------------------------

                                             STRONG         STRONG                         AMERICAN        AMERICAN     AMERICAN
                                            MID-CAP       OPPORTUNITY     DREYFUS          CENTURY         CENTURY      CENTURY
                                         GROWTH FUND II     FUND II     APPRECIATION   VP INTERNATIONAL    VP ULTRA     VP VALUE
                                           SUBACCOUNT     SUBACCOUNT     SUBACCOUNT       SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Strong Variable
  Insurance Funds, Inc., at fair value:
  Strong Mid Cap Growth Fund II........    $5,132,107
Investment in the Strong Opportunity
  Fund II, Inc., at fair value:
  Strong Opportunity Fund II...........                   $5,273,261
Investment in the Dreyfus Variable
  Investment Fund, at fair value:
  Appreciation Portfolio...............                                  $1,259,261
Investment in the American Century
  Variable Portfolios, Inc., at fair
  value:
  VP International Fund................                                                    $643,796
  VP Ultra Fund........................                                                                    $87,993
  VP Value Fund........................                                                                                $1,526,056
  Receivable from Provident Mutual Life
    Insurance Company..................                                                                          3
                                           ----------     ----------     ----------        --------        -------     ----------
NET ASSETS.............................    $5,132,107     $5,273,261     $1,259,261        $643,796        $87,996     $1,526,056
                                           ==========     ==========     ==========        ========        =======     ==========
Held for the benefit of
  policyholders........................    $5,113,511     $5,193,019     $1,239,165        $623,979        $68,685     $1,505,605
Attributable to Provident Mutual Life
  Insurance Company....................        18,596         80,242         20,096          19,817         19,311         20,451
                                           ----------     ----------     ----------        --------        -------     ----------
                                           $5,132,107     $5,273,261     $1,259,261        $643,796        $87,996     $1,526,056
                                           ==========     ==========     ==========        ========        =======     ==========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Assets and Liabilities, September 30, 2002

--------------------------------------------------------------------------------

                                                                                                                      OPPENHEIMER
                                                                                         OPPENHEIMER    OPPENHEIMER   MAIN STREET
                                                JANUS           JANUS         JANUS        CAPITAL        GLOBAL       GROWTH &
                                               CAPITAL      INTERNATIONAL     GLOBAL     APPRECIATION   SECURITIES      INCOME
                                             APPRECIATION      GROWTH       TECHNOLOGY     FUND V/A      FUND V/A      FUND V/A
                                              SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Janus Aspen Series Funds, at market value:
  Capital Appreciation Portfolio...........    $176,061
  International Growth Portfolio...........                   $112,247
  Global Technology Portfolio..............                                  $29,329
Oppenheimer Variable Account Funds, at
  market value:
  Capital Appreciation VA..................                                                $275,040
  Global Securities Fund VA................                                                              $247,191
  Main Street Growth & Income Fund V/A.....                                                                            $232,658
                                               --------       --------       -------       --------      --------      --------
NET ASSETS.................................    $176,061       $112,247       $29,329       $275,040      $247,191      $232,658
                                               ========       ========       =======       ========      ========      ========
Held for the benefit of policyholders......    $154,556       $ 93,576       $12,207       $256,532      $228,224      $213,173
Attributable to Provident Mutual Life
  Insurance Company........................      21,505         18,671        17,122         18,508        18,967        19,485
                                               --------       --------       -------       --------      --------      --------
                                               $176,061       $112,247       $29,329       $275,040      $247,191      $232,658
                                               ========       ========       =======       ========      ========      ========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Operations for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                           **ALL PRO
                                             BROAD         MONEY                                  **MID CAP
                                             EQUITY        MARKET        BOND      **BALANCED       GROWTH      INTERNATIONAL
                                           SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...............................  $  1,430,014    $562,884    $ 907,828    $ 1,121,681                   $   514,709
EXPENSES
Mortality and expense risks.............       741,699     292,138      105,309        180,611   $    317,694        256,912
Operating expense reimbursement.........       (18,446)     (1,401)      (2,264)
                                          ------------    --------    ----------   -----------   ------------    -----------
    Total expenses......................       723,253     290,737      103,045        180,611        317,694        256,912
                                          ------------    --------    ----------   -----------   ------------    -----------
Net investment income (loss)............       706,761     272,147      804,783        941,070       (317,694)       257,797
                                          ------------    --------    ----------   -----------   ------------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
Realized gain distributions
  reinvested............................    17,768,466                                                310,203
Net realized (loss) gain from redemption
  of investment shares..................    (2,673,234)                  47,627        129,805        (35,983)      (270,261)
                                          ------------    --------    ----------   -----------   ------------    -----------
Net realized gain (loss) on
  investments...........................    15,095,232                   47,627        129,805        274,220       (270,261)
                                          ------------    --------    ----------   -----------   ------------    -----------
Net unrealized (depreciation)
  appreciation of investments:
  Beginning of year.....................   (19,840,421)                 624,189     (3,300,840)    (1,420,355)    (8,200,329)
  End of period.........................   (83,865,639)                 958,233     (9,073,510)   (20,383,142)   (15,842,038)
                                          ------------    --------    ----------   -----------   ------------    -----------
Net unrealized (depreciation)
  appreciation of investments during the
  period................................   (64,025,218)                 334,044     (5,772,670)   (18,962,787)    (7,641,709)
                                          ------------    --------    ----------   -----------   ------------    -----------
Net realized and unrealized (loss) gain
  on investments........................   (48,929,986)                 381,671     (5,642,865)   (18,688,567)    (7,911,970)
                                          ------------    --------    ----------   -----------   ------------    -----------
Net (decrease) increase in net assets
  resulting from operations.............  $(48,223,225)   $272,147    $1,186,454   $(4,701,795)  $(19,006,261)   $(7,654,173)
                                          ============    ========    ==========   ===========   ============    ===========

** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
   Balanced and Mid Cap Growth Subaccounts were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Operations for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                        ALL PRO       ALL PRO       ALL PRO        ALL PRO
                                                       LARGE CAP     LARGE CAP     SMALL CAP      SMALL CAP     EQUITY 500
                                                        GROWTH         VALUE         GROWTH         VALUE         INDEX
                                                      SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...........................................                $   158,179                  $    68,628   $  2,066,311
EXPENSES
Mortality and expense risks.........................  $   113,954        85,687   $    135,174       122,994        933,328
                                                      -----------   -----------   ------------   -----------   ------------
Net investment (loss) income........................     (113,954)       72,492       (135,174)      (54,366)     1,132,983
                                                      -----------   -----------   ------------   -----------   ------------
NET REALIZED AND UNREALIZED (LOSS) GAIN ON
  INVESTMENTS
Realized gain distributions reinvested..............                                                 855,077
Net realized (loss) gain from redemption of
  investment shares.................................   (1,811,136)     (147,913)    (1,040,083)      380,245     (4,959,087)
                                                      -----------   -----------   ------------   -----------   ------------
Net realized (loss) gain on investments.............   (1,811,136)     (147,913)    (1,040,083)    1,235,322     (4,959,087)
                                                      -----------   -----------   ------------   -----------   ------------
Net unrealized (depreciation) appreciation of
  investments:
  Beginning of year.................................   (8,524,824)       91,723    (11,997,704)    2,618,796    (38,529,607)
  End of period.....................................  (14,350,330)   (3,677,786)   (23,014,509)   (4,243,633)   (90,794,095)
                                                      -----------   -----------   ------------   -----------   ------------
Net unrealized depreciation of investments during
  the period........................................   (5,825,506)   (3,769,509)   (11,016,805)   (6,862,429)   (52,264,488)
                                                      -----------   -----------   ------------   -----------   ------------
Net realized and unrealized loss on investments.....   (7,636,642)   (3,917,422)   (12,056,888)   (5,627,107)   (57,223,575)
                                                      -----------   -----------   ------------   -----------   ------------
Net decrease in net assets resulting from
  operations........................................  $(7,750,596)  $(3,844,930)  $(12,192,062)  $(5,681,473)  $(56,090,592)
                                                      ===========   ===========   ============   ===========   ============

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statement of Operations for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                              ZERO COUPON
                                                                 BOND
                                                              2006 SERIES
                                                              SUBACCOUNT
-------------------------------------------------------------------------
INVESTMENT INCOME
Dividends
EXPENSES
Mortality and expense risks.................................  $   99,516
Asset charge................................................       4,310
                                                              ----------
Net investment loss.........................................    (103,826)
                                                              ----------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS
Realized gain distributions reinvested......................
Net realized gain from redemption of investment shares......     384,589
                                                              ----------
Net realized gain on investments............................     384,589
                                                              ----------
Net unrealized appreciation of investments:
  Beginning of year.........................................   2,380,730
  End of period.............................................   3,505,337
                                                              ----------
Net unrealized appreciation of investments during the
  period....................................................   1,124,607
                                                              ----------
Net realized and unrealized gain on investments.............   1,509,196
                                                              ----------
Net increase in net assets resulting from operations........  $1,405,370
                                                              ==========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Operations for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                                                   FIDELITY                      FIDELITY
                                                    FIDELITY        FIDELITY         HIGH         FIDELITY        ASSET
                                                  EQUITY-INCOME      GROWTH         INCOME        OVERSEAS       MANAGER
                                                   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.......................................  $  2,170,590    $     473,731   $ 1,664,611   $    340,416   $  1,874,627
EXPENSES
Mortality and expense risks.....................       692,495        1,037,826        76,890        235,140        258,101
                                                  ------------    -------------   -----------   ------------   ------------
Net investment income (loss)....................     1,478,095         (564,095)    1,587,721        105,276      1,616,526
                                                  ------------    -------------   -----------   ------------   ------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested..........     2,954,414
Net realized gain (loss) from redemption of
  investment shares.............................       388,125         (681,124)   (3,944,496)    (2,125,803)      (815,458)
                                                  ------------    -------------   -----------   ------------   ------------
Net realized gain (loss) on investments.........     3,342,539         (681,124)   (3,944,496)    (2,125,803)      (815,458)
                                                  ------------    -------------   -----------   ------------   ------------
Net unrealized (depreciation) appreciation of
  investments:
  Beginning of year.............................      (528,037)     (39,045,767)   (4,323,012)   (20,762,878)    (6,094,256)
  End of period.................................   (39,353,958)    (117,305,535)   (2,578,943)   (29,558,352)   (14,928,753)
                                                  ------------    -------------   -----------   ------------   ------------
Net unrealized (depreciation) appreciation of
  investments during the period.................   (38,825,921)     (78,259,768)    1,744,069     (8,795,474)    (8,834,497)
                                                  ------------    -------------   -----------   ------------   ------------
Net realized and unrealized loss on
  investments...................................   (35,483,382)     (78,940,892)   (2,200,427)   (10,921,277)    (9,649,955)
                                                  ------------    -------------   -----------   ------------   ------------
Net decrease in net assets resulting from
  operations....................................  $(34,005,287)   $ (79,504,987)  $  (612,706)  $(10,816,001)  $ (8,033,429)
                                                  ============    =============   ===========   ============   ============

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Operations for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                               FIDELITY                     NEUBERGER       NEUBERGER
                                                              INVESTMENT     FIDELITY     BERMAN LIMITED      BERMAN
                                                              GRADE BOND    CONTRAFUND    MATURITY BOND      PARTNERS
                                                              SUBACCOUNT    SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...................................................  $1,308,049   $    719,687      $601,883      $    133,461
EXPENSES
Mortality and expense risks.................................    193,810         475,795        73,559           138,601
                                                              ----------   ------------      --------      ------------
Net investment income (loss)................................  1,114,239         243,892       528,324            (5,140)
                                                              ----------   ------------      --------      ------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain distributions reinvested......................
Net realized gain (loss) from redemption of investment
  shares....................................................     20,322        (104,092)      (33,262)       (1,136,699)
                                                              ----------   ------------      --------      ------------
Net realized gain (loss) on investments.....................     20,322        (104,092)      (33,262)       (1,136,699)
                                                              ----------   ------------      --------      ------------
Net unrealized appreciation (depreciation) of investments:
  Beginning of year.........................................  1,396,797     (13,190,335)      326,161        (5,521,743)
  End of period.............................................  2,729,712     (23,331,074)      356,362       (12,706,812)
                                                              ----------   ------------      --------      ------------
Net unrealized appreciation (depreciation) of investments
  during the period.........................................  1,332,915     (10,140,739)       30,201        (7,185,069)
                                                              ----------   ------------      --------      ------------
Net realized and unrealized gain (loss) on investments......  1,353,237     (10,244,831)       (3,061)       (8,321,768)
                                                              ----------   ------------      --------      ------------
Net increase (decrease) in net assets resulting from
  operations................................................  $2,467,476   $(10,000,939)     $525,263      $ (8,326,908)
                                                              ==========   ============      ========      ============

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Operations for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                                                  VAN ECK
                                                      VAN ECK       VAN ECK      WORLDWIDE      VAN ECK     ALGER AMERICAN
                                                     WORLDWIDE     WORLDWIDE     EMERGING      WORLDWIDE        SMALL
                                                        BOND      HARD ASSETS     MARKETS     REAL ESTATE   CAPITALIZATION
                                                     SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends..........................................                $  27,538    $    24,294    $  67,500
EXPENSES
Mortality and expense risks........................  $  29,502        19,014         79,211       14,983     $    148,954
                                                     ---------     ---------    -----------    ---------     ------------
Net investment (loss) income.......................    (29,502)        8,524        (54,917)      52,517         (148,954)
                                                     ---------     ---------    -----------    ---------     ------------
NET REALIZED AND UNREALIZED (LOSS) GAIN ON
  INVESTMENTS
Realized gain distributions reinvested.............
Net realized (loss) gain from redemption of
  investment shares................................    (91,154)      (39,211)        (3,764)      20,581       (7,535,883)
                                                     ---------     ---------    -----------    ---------     ------------
Net realized (loss) gain on investments............    (91,154)      (39,211)        (3,764)      20,581       (7,535,883)
                                                     ---------     ---------    -----------    ---------     ------------
Net unrealized (depreciation) appreciation of
  investments:
  Beginning of year................................   (663,508)      (63,279)    (4,178,208)     172,118      (24,791,034)
  End of period....................................    173,781      (444,455)    (6,317,193)    (105,469)     (26,021,449)
                                                     ---------     ---------    -----------    ---------     ------------
Net unrealized appreciation (depreciation) of
  investments during the period....................    837,289      (381,176)    (2,138,985)    (277,587)      (1,230,415)
                                                     ---------     ---------    -----------    ---------     ------------
Net realized and unrealized gain (loss) on
  investments......................................    746,135      (420,387)    (2,142,749)    (257,006)      (8,766,298)
                                                     ---------     ---------    -----------    ---------     ------------
Net increase (decrease) in net assets resulting
  from operations..................................  $ 716,633     $(411,863)   $(2,197,666)   $(204,489)    $ (8,915,252)
                                                     =========     =========    ===========    =========     ============

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Operations for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                        STRONG         STRONG                         AMERICAN        AMERICAN     AMERICAN
                                       MID-CAP       OPPORTUNITY     DREYFUS          CENTURY         CENTURY      CENTURY
                                    GROWTH FUND II     FUND II     APPRECIATION   VP INTERNATIONAL    VP ULTRA     VP VALUE
                                      SUBACCOUNT     SUBACCOUNT     SUBACCOUNT       SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.........................
EXPENSES
Mortality and expense risks.......   $    37,088     $    31,846    $   2,014        $     845        $     62    $   2,336
                                     -----------     -----------    ---------        ---------        --------    ---------
Net investment loss...............       (37,088)        (31,846)      (2,014)            (845)            (62)      (2,336)
                                     -----------     -----------    ---------        ---------        --------    ---------
NET REALIZED AND UNREALIZED LOSS
  ON INVESTMENTS
Realized gain distributions
  reinvested......................
Net realized loss from redemption
  of investment shares............    (1,798,749)       (462,842)      (5,370)          (1,408)           (404)     (23,403)
                                     -----------     -----------    ---------        ---------        --------    ---------
Net realized loss on
  investments.....................    (1,798,749)       (462,842)      (5,370)          (1,408)           (404)     (23,403)
                                     -----------     -----------    ---------        ---------        --------    ---------
Net unrealized depreciation of
  investments:
  Beginning of year...............    (2,658,078)       (944,556)
  End of period...................    (4,291,270)     (2,852,025)    (204,362)        (125,792)        (14,462)    (229,862)
                                     -----------     -----------    ---------        ---------        --------    ---------
Net unrealized depreciation of
  investments during the period...    (1,633,192)     (1,907,469)    (204,362)        (125,792)        (14,462)    (229,862)
                                     -----------     -----------    ---------        ---------        --------    ---------
Net realized and unrealized loss
  on investments..................    (3,431,941)     (2,370,311)    (209,732)        (127,200)        (14,866)    (253,265)
                                     -----------     -----------    ---------        ---------        --------    ---------
Net decrease in net assets
  resulting from operations.......   $(3,469,029)    $(2,402,157)   $(211,746)       $(128,045)       $(14,928)   $(255,601)
                                     ===========     ===========    =========        =========        ========    =========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Operations for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                                               OPPENHEIMER    OPPENHEIMER     OPPENHEIMER
                                  JANUS ASPEN     JANUS ASPEN    JANUS ASPEN     CAPITAL        GLOBAL        MAIN STREET
                                    CAPITAL      INTERNATIONAL     GLOBAL      APPRECIATION   SECURITIES    GROWTH & INCOME
                                  APPRECIATION      GROWTH       TECHNOLOGY      FUND V/A      FUND V/A        FUND V/A
                                   SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.......................    $    143       $    189
EXPENSES
Mortality and expense risks.....         148            115       $     31       $    315      $    225        $    303
                                    --------       --------       --------       --------      --------        --------
Net investment (loss) income....          (5)            74            (31)          (315)         (225)           (303)
                                    --------       --------       --------       --------      --------        --------
NET REALIZED AND UNREALIZED
  (LOSS) ON INVESTMENTS
Realized gain distributions
  reinvested....................
Net realized loss from
  redemption of investment
  shares........................        (198)          (816)        (6,876)        (6,994)       (7,598)           (387)
                                    --------       --------       --------       --------      --------        --------
Net realized loss on
  investments...................        (198)          (816)        (6,876)        (6,994)       (7,598)           (387)
                                    --------       --------       --------       --------      --------        --------
Net unrealized depreciation of
  investments:
  Beginning of year.............
  End of period.................     (13,219)       (18,552)        (7,166)       (38,641)      (21,926)        (35,960)
                                    --------       --------       --------       --------      --------        --------
Net unrealized depreciation of
  investments during the
  period........................     (13,219)       (18,552)        (7,166)       (38,641)      (21,926)        (35,960)
                                    --------       --------       --------       --------      --------        --------
Net realized and unrealized loss
  on investments................     (13,417)       (19,368)       (14,042)       (45,635)      (29,524)        (36,347)
                                    --------       --------       --------       --------      --------        --------
Net decrease in net assets
  resulting from operations.....    $(13,422)      $(19,294)      $(14,073)      $(45,950)     $(29,749)       $(36,650)
                                    ========       ========       ========       ========      ========        ========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Changes in Net Assets for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                          **ALL PRO
                                            BROAD          MONEY                                    **MID CAP
                                           EQUITY         MARKET         BOND        **BALANCED       GROWTH      INTERNATIONAL
                                         SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)..........  $    706,761    $   272,147   $   804,783   $   941,070    $  (317,694)    $   257,797
Net realized gain (loss) on
  investments.........................    15,095,232                       47,627       129,805        274,220        (270,261)
Net unrealized (depreciation)
  appreciation of investments during
  the period..........................   (64,025,218)                     334,044    (5,772,670)   (18,962,787)     (7,641,709)
                                        ------------    -----------   -----------   -----------    ------------    -----------
Net (decrease) increase in net assets
  from operations.....................   (48,223,225)       272,147     1,186,454    (4,701,795)   (19,006,261)     (7,654,173)
                                        ------------    -----------   -----------   -----------    ------------    -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums...........    12,050,379     25,752,879     2,231,058     3,057,240      6,321,127       4,907,876
Cost of insurance and administrative
  charges.............................    (6,575,951)    (5,136,647)   (1,219,029)   (1,988,859)    (3,154,163)     (2,544,393)
Surrenders and forfeitures............    (7,599,202)    (3,156,175)     (866,111)   (2,275,143)    (2,772,949)     (1,693,375)
Transfers between investment
  portfolios..........................    (3,075,891)    (6,435,032)    1,531,382      (577,106)      (913,564)      1,274,838
Net repayments (withdrawals) due to
  policy loans........................       687,978       (373,151)      (44,761)      603,176       (138,604)         (3,148)
Withdrawals due to death benefits.....      (133,302)       (50,655)      (42,699)     (136,139)       (17,393)        (61,150)
                                        ------------    -----------   -----------   -----------    ------------    -----------
Net (decrease) increase in net assets
  derived from policy transactions....    (4,645,989)    10,601,219     1,589,840    (1,316,831)      (675,546)      1,880,648
                                        ------------    -----------   -----------   -----------    ------------    -----------
Capital Contribution from (Return of
  Capital to) Provident Mutual Life
  Insurance Company...................        25,000        (25,000)                    (75,000)      (250,000)        (50,000)
                                        ------------    -----------   -----------   -----------    ------------    -----------
Total (decrease) increase in net
  assets..............................   (52,844,214)    10,848,366     2,776,294    (6,093,626)   (19,931,807)     (5,823,525)
NET ASSETS
  Beginning of year...................   173,246,737     52,725,992    19,730,882    40,058,015     67,184,654      47,390,445
                                        ------------    -----------   -----------   -----------    ------------    -----------
  End of period.......................  $120,402,523    $63,574,358   $22,507,176   $33,964,389    $47,252,847     $41,566,920
                                        ============    ===========   ===========   ===========    ============    ===========

** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
   Balanced and Mid Cap Growth Subaccounts were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Changes in Net Assets for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                        ALL PRO       ALL PRO       ALL PRO        ALL PRO
                                                       LARGE CAP     LARGE CAP     SMALL CAP      SMALL CAP      EQUITY 500
                                                        GROWTH         VALUE         GROWTH         VALUE          INDEX
                                                      SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment (loss) income........................  $  (113,954)  $    72,492   $   (135,174)  $   (54,366)   $  1,132,983
Net realized (loss) gain on investments.............   (1,811,136)     (147,913)    (1,040,083)    1,235,322      (4,959,087)
Net unrealized depreciation of investments during
  the period........................................   (5,825,506)   (3,769,509)   (11,016,805)   (6,862,429)    (52,264,488)
                                                      -----------   -----------   ------------   -----------    ------------
Net decrease in net assets from operations..........   (7,750,596)   (3,844,930)   (12,192,062)   (5,681,473)    (56,090,592)
                                                      -----------   -----------   ------------   -----------    ------------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.........................    4,429,773     3,101,187      4,463,738     3,263,233      28,430,990
Cost of insurance and administrative charges........   (1,943,211)   (1,221,807)    (1,927,970)   (1,288,312)    (13,567,715)
Surrenders and forfeitures..........................     (590,301)     (346,849)      (728,348)     (490,662)     (4,738,495)
Transfers between investment portfolios.............     (495,890)    2,822,095       (262,676)    6,239,624      (4,881,501)
Net repayments (withdrawals) due to policy loans....        7,103      (148,408)       (31,549)     (116,749)       (599,229)
Withdrawals due to death benefits...................      (19,885)       (3,017)        (6,317)       (1,958)       (124,760)
                                                      -----------   -----------   ------------   -----------    ------------
Net increase in net assets derived from policy
  transactions......................................    1,387,589     4,203,201      1,506,878     7,605,176       4,519,290
                                                      -----------   -----------   ------------   -----------    ------------
(Return of capital to) capital contribution from
  Provident Mutual Life Insurance Company...........      (50,000)                                                    50,000
                                                      -----------   -----------   ------------   -----------    ------------
Total (decrease) increase in net assets.............   (6,413,007)      358,271    (10,685,184)    1,923,703     (51,521,302)
NET ASSETS
  Beginning of year.................................   23,584,313    14,192,246     29,324,856    19,001,687     190,033,908
                                                      -----------   -----------   ------------   -----------    ------------
  End of period.....................................  $17,171,306   $14,550,517   $ 18,639,672   $20,925,390    $138,512,606
                                                      ===========   ===========   ============   ===========    ============

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statement of Changes in Net Assets for the Nine Months Ended
September 30, 2002

--------------------------------------------------------------------------------

                                                              ZERO COUPON
                                                               BOND 2006
                                                                SERIES
                                                              SUBACCOUNT
-------------------------------------------------------------------------
FROM OPERATIONS
Net investment loss.........................................  $  (103,826)
Net realized gain on investments............................      384,589
Net unrealized appreciation of investments during the
  period....................................................    1,124,607
                                                              -----------
Net increase in net assets from operations..................    1,405,370
                                                              -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.................................    1,118,959
Cost of insurance and administrative charges................     (822,536)
Surrenders and forfeitures..................................     (593,865)
Transfers between investment portfolios.....................    1,319,407
Net withdrawals due to policy loans.........................      (37,205)
Withdrawals due to death benefits...........................      (20,852)
                                                              -----------
Net increase in net assets derived from policy
  transactions..............................................      963,908
                                                              -----------
Total increase in net assets................................    2,369,278
NET ASSETS
  Beginning of year.........................................   14,257,825
                                                              -----------
  End of period.............................................  $16,627,103
                                                              ===========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Changes in Net Assets for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                      FIDELITY        FIDELITY      FIDELITY       FIDELITY     FIDELITY ASSET
                                                    EQUITY-INCOME      GROWTH      HIGH INCOME     OVERSEAS        MANAGER
                                                     SUBACCOUNT      SUBACCOUNT    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)......................  $  1,478,095    $   (564,095)  $1,587,721    $    105,276    $ 1,616,526
Net realized gain (loss) on investments...........     3,342,539        (681,124)  (3,944,496)     (2,125,803)      (815,458)
Net unrealized (depreciation) appreciation of
  investments during the period...................   (38,825,921)    (78,259,768)   1,744,069      (8,795,474)    (8,834,497)
                                                    ------------    ------------   -----------   ------------    -----------
Net decrease in net assets from operations........   (34,005,287)    (79,504,987)    (612,706)    (10,816,001)    (8,033,429)
                                                    ------------    ------------   -----------   ------------    -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.......................    15,651,366      28,364,330    1,886,021       6,578,400      5,711,960
Cost of insurance and administrative charges......    (8,091,006)    (13,914,749)  (1,153,763)     (2,785,941)    (3,064,552)
Surrenders and forfeitures........................    (4,711,090)     (7,454,329)  (1,021,336)     (1,889,183)    (1,630,852)
Transfers between investment portfolios...........        48,017      (8,239,022)  (1,999,394)     (2,865,191)    (1,418,420)
Net (withdrawals) repayments due to policy
  loans...........................................      (291,581)        282,364      128,894         (63,274)       220,778
Withdrawals due to death benefits.................      (175,071)       (192,601)     (23,949)        (44,278)       (58,353)
                                                    ------------    ------------   -----------   ------------    -----------
Net increase (decrease) in net assets derived from
  policy transactions.............................     2,430,635      (1,154,007)  (2,183,527)     (1,069,467)      (239,439)
                                                    ------------    ------------   -----------   ------------    -----------
Capital contribution from Provident Mutual Life
  Insurance Company...............................        50,000          75,000
                                                    ------------    ------------   -----------   ------------    -----------
Total decrease in net assets......................   (31,524,652)    (80,583,994)  (2,796,233)    (11,885,468)    (8,272,868)
NET ASSETS
  Beginning of year...............................   136,442,219     226,837,036   15,864,124      46,749,289     51,084,474
                                                    ------------    ------------   -----------   ------------    -----------
  End of period...................................  $104,917,567    $146,253,042   $13,067,891   $ 34,863,821    $42,811,606
                                                    ============    ============   ===========   ============    ===========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Changes in Net Assets for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                             FIDELITY                      NEUBERGER       NEUBERGER
                                                            INVESTMENT      FIDELITY     BERMAN LIMITED     BERMAN
                                                            GRADE BOND     CONTRAFUND    MATURITY BOND     PARTNERS
                                                            SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)..............................  $1,114,239    $    243,892    $   528,324     $    (5,140)
Net realized gain (loss) on investments...................      20,322        (104,092)       (33,262)     (1,136,699)
Net unrealized appreciation (depreciation) of investments
  during the period.......................................   1,332,915     (10,140,739)        30,201      (7,185,069)
                                                            -----------   ------------    -----------     -----------
Net increase (decrease) in net assets from operations.....   2,467,476     (10,000,939)       525,263      (8,326,908)
                                                            -----------   ------------    -----------     -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums...............................   4,559,861      12,621,387      1,674,254       3,136,974
Cost of insurance and administrative charges..............  (2,197,050)     (5,951,556)      (859,593)     (1,769,037)
Surrenders and forfeitures................................    (870,012)     (2,110,996)      (563,091)       (903,446)
Transfers between investment portfolios...................   5,007,034      (4,368,250)     2,747,709        (893,253)
Net withdrawals due to policy loans.......................    (298,231)       (270,775)      (161,260)        (79,418)
Withdrawals due to death benefits.........................     (54,081)        (86,240)       (11,098)        (66,269)
                                                            -----------   ------------    -----------     -----------
Net increase in net assets derived from policy
  transactions............................................   6,147,521        (166,430)     2,826,921        (574,449)
                                                            -----------   ------------    -----------     -----------
Capital contribution from (return of capital to) Provident
  Mutual Life Insurance Company...........................      50,000          25,000                        (50,000)
                                                            -----------   ------------    -----------     -----------
Total increase (decrease) in net assets...................   8,664,997     (10,142,369)     3,352,184      (8,951,357)
NET ASSETS
  Beginning of year.......................................  32,599,830      90,048,221     12,698,969      28,699,368
                                                            -----------   ------------    -----------     -----------
  End of period...........................................  $41,264,827   $ 79,905,852    $16,051,153     $19,748,011
                                                            ===========   ============    ===========     ===========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Changes in Net Assets for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                                              VAN ECK
                                                  VAN ECK       VAN ECK      WORLDWIDE      VAN ECK     ALGER AMERICAN
                                                 WORLDWIDE     WORLDWIDE     EMERGING      WORLDWIDE        SMALL
                                                    BOND      HARD ASSETS     MARKETS     REAL ESTATE   CAPITALIZATION
                                                 SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment (loss) income...................  $ (29,502)   $    8,524    $   (54,917)  $   52,517     $  (148,954)
Net realized (loss) gain on investments........    (91,154)      (39,211)        (3,764)      20,581      (7,535,883)
Net unrealized appreciation (depreciation) of
  investments during the period................    837,289      (381,176)    (2,138,985)    (277,587)     (1,230,415)
                                                 ----------   ----------    -----------   ----------     -----------
Net increase (decrease) in net assets from
  operations...................................    716,633      (411,863)    (2,197,666)    (204,489)     (8,915,252)
                                                 ----------   ----------    -----------   ----------     -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums....................    696,873       483,354      2,279,089      472,948       4,975,778
Cost of insurance and administrative charges...   (351,199)     (226,738)    (1,096,070)    (204,012)     (2,191,827)
Surrenders and forfeitures.....................   (269,776)     (110,202)      (387,608)     (38,513)       (716,727)
Transfers between investment portfolios........  1,401,069       344,340      1,456,578    1,107,181      (2,616,543)
Net withdrawals due to policy loans............     (5,983)      (11,210)        (2,309)     (22,872)         (5,286)
Withdrawals due to death benefits..............    (26,565)                      (4,506)                     (20,422)
                                                 ----------   ----------    -----------   ----------     -----------
Net increase (decrease) in net assets derived
  from policy transactions.....................  1,444,419       479,544      2,245,174    1,314,732        (575,027)
                                                 ----------   ----------    -----------   ----------     -----------
Capital contribution from Provident Mutual Life
  Insurance Company............................                                  50,000                       50,000
                                                 ----------   ----------    -----------   ----------     -----------
Total increase (decrease) in net assets........  2,161,052        67,681         97,508    1,110,243      (9,440,279)
NET ASSETS
  Beginning of year............................  4,980,070     3,281,093     13,023,484    2,175,138      29,293,796
                                                 ----------   ----------    -----------   ----------     -----------
  End of period................................  $7,141,122   $3,348,774    $13,120,992   $3,285,381     $19,853,517
                                                 ==========   ==========    ===========   ==========     ===========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Changes in Net Assets for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                             STRONG         STRONG                       AMERICAN       AMERICAN     AMERICAN
                                            MID-CAP       OPPORTUNITY     DREYFUS       CENTURY VP      CENTURY      CENTURY
                                         GROWTH FUND II     FUND II     APPRECIATION   INTERNATIONAL    VP ULTRA     VP VALUE
                                           SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT   SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment loss....................   $   (37,088)    $  (31,846)    $   (2,014)     $    (845)     $    (62)   $   (2,336)
Net realized loss on investments.......    (1,798,749)      (462,842)        (5,370)        (1,408)         (404)      (23,403)
Net unrealized depreciation of
  investments during the period........    (1,633,192)    (1,907,469)      (204,362)      (125,792)      (14,462)     (229,862)
                                          -----------     -----------    ----------      ---------      --------    ----------
Net decrease in net assets from
  operations...........................    (3,469,029)    (2,402,157)      (211,746)      (128,045)      (14,928)     (255,601)
                                          -----------     -----------    ----------      ---------      --------    ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums............     2,291,291      1,434,155        104,046         53,804         3,824       126,479
Cost of insurance and administrative
  charges..............................      (769,669)      (476,739)       (46,172)       (23,861)       (2,399)      (50,293)
Surrenders and forfeitures.............      (121,286)       (70,296)        (4,291)        (2,135)                     (4,302)
Transfers between investment
  portfolios...........................         3,782      1,588,993      1,393,575        719,087        76,499     1,685,918
Net withdrawals due to policy loans....       (39,757)        (7,201)        (1,151)           (54)                     (1,145)
Withdrawals due to death benefits......                      (11,708)
                                          -----------     -----------    ----------      ---------      --------    ----------
Net increase in net assets derived from
  policy transactions..................     1,364,361      2,457,204      1,446,007        746,841        77,924     1,756,657
                                          -----------     -----------    ----------      ---------      --------    ----------
Capital contribution from Provident
  Mutual Life Insurance Company........        25,000                        25,000         25,000        25,000        25,000
                                          -----------     -----------    ----------      ---------      --------    ----------
Total (decrease) increase in net
  assets...............................    (2,079,668)        55,047      1,259,261        643,796        87,996     1,526,056
NET ASSETS
  Beginning of year....................     7,211,775      5,218,214
                                          -----------     -----------    ----------      ---------      --------    ----------
  End of period........................   $ 5,132,107     $5,273,261     $1,259,261      $ 643,796      $ 87,996    $1,526,056
                                          ===========     ===========    ==========      =========      ========    ==========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Unaudited Statements of Changes in Net Assets for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                                                                                   OPPENHEIMER
                                                                           JANUS      OPPENHEIMER    OPPENHEIMER   MAIN STREET
                                          JANUS ASPEN     JANUS ASPEN      ASPEN        CAPITAL        GLOBAL       GROWTH &
                                            CAPITAL      INTERNATIONAL     GLOBAL     APPRECIATION   SECURITIES      INCOME
                                          APPRECIATION      GROWTH       TECHNOLOGY     FUND V/A      FUND V/A      FUND V/A
                                           SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment (loss) income............    $     (5)      $     74       $    (31)     $   (315)     $   (225)     $   (303)
Net realized loss on investments........        (198)          (816)        (6,876)       (6,994)       (7,598)         (387)
Net unrealized depreciation of
  investments during the period.........     (13,219)       (18,552)        (7,166)      (38,641)      (21,926)      (35,960)
                                            --------       --------       --------      --------      --------      --------
Net decrease in net assets from
  operations............................     (13,422)       (19,294)       (14,073)      (45,950)      (29,749)      (36,650)
                                            --------       --------       --------      --------      --------      --------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.............      39,387         27,601          8,024        90,239        39,105        56,295
Cost of insurance and administrative
  charges...............................      (5,659)        (3,709)        (1,854)      (10,316)       (6,614)      (11,459)
Surrenders and forfeitures..............                        (67)
Transfers between investment
  portfolios............................     130,755         82,716         13,197       217,029       219,449       199,472
Net withdrawals due to policy loans.....                                      (965)         (962)
Withdrawals due to death benefits.......
                                            --------       --------       --------      --------      --------      --------
Net increase in net assets derived from
  policy transactions...................     164,483        106,541         18,402       295,990       251,940       244,308
                                            --------       --------       --------      --------      --------      --------
Capital contribution from Provident
  Mutual Life Insurance Company.........      25,000         25,000         25,000        25,000        25,000        25,000
                                            --------       --------       --------      --------      --------      --------
Total increase in net assets............     176,061        112,247         29,329       275,040       247,191       232,658
NET ASSETS
  Beginning of year.....................
                                            --------       --------       --------      --------      --------      --------
  End of period.........................    $176,061       $112,247       $ 29,329      $275,040      $247,191      $232,658
                                            ========       ========       ========      ========      ========      ========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements

--------------------------------------------------------------------------------

1. ORGANIZATION

The Provident Mutual Variable Life Separate Account (Separate Account) was established by Provident Mutual Life Insurance Company (Provident Mutual) under the provisions of the Pennsylvania Insurance Law. The Separate Account is a separate investment account to which assets are allocated to support the benefits payable under single premium, modified premium, scheduled premium and flexible premium adjustable variable life insurance policies (the Policies). The Market Street Fund All Pro Broad Equity, Money Market, Bond and Balanced Subaccounts are the only subaccounts available with single premium and scheduled premium policies and the Zero Coupon Bond Subaccount is not available with scheduled premium policies.

The Policies are distributed principally through career agents and brokers.

Provident Mutual has structured the Separate Account as unit investment trusts registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Variable Separate Account is comprised of twenty-eight Subaccounts: the All Pro Broad Equity (formerly the Growth Subaccount and Growth Separate Account), Money Market (formerly the Money Market Separate Account), Bond (formerly the Bond Separate Account), Balanced (formerly the Managed Subaccount and Managed Separate Account), Mid Cap Growth (formerly the Aggressive Growth Subaccount and Aggressive Growth Separate Account) and International (formerly the International Separate Account) Subaccounts and the All Pro Large Cap Growth, All Pro Large Cap Value, All Pro Small Cap Growth, All Pro Small Cap Value and the Equity 500 Index Subaccounts invest in the corresponding portfolios of the Market Street Fund, Inc. The Zero Coupon Bond 2006 Series Subaccount (formerly the Zero Coupon Bond Separate Account) invests in the 2006 Series Portfolio of the Zero Coupon Trust. Funds are transferred to Merrill Lynch, Pierce, Fenner & Smith (MLPFS), who serves as sponsor of The Stripped ("Zero") U.S. Treasury Securities Fund, Provident Mutual Series A (Zero Coupon Trust). The Fidelity Equity-Income, Fidelity Growth, Fidelity High Income and Fidelity Overseas Subaccounts invest in the corresponding portfolios of the Variable Insurance Products Fund; the Fidelity Asset Manager, Fidelity Investment Grade Bond and Fidelity Contrafund Subaccounts invest in the corresponding portfolios of the Variable Insurance Products Fund II; Neuberger Berman Limited Maturity Bond and Neuberger Berman Partners Subaccounts invest in the corresponding portfolios of the Neuberger Berman Advisers Management Trust; the Van Eck Worldwide Bond, Van Eck Worldwide Hard Assets, Van Eck Worldwide Emerging Markets and Van Eck Worldwide Real Estate Subaccounts invest in the corresponding portfolios of the Van Eck Worldwide Insurance Trust; the Alger American Small Capitalization Subaccount invests in the corresponding portfolio of the Alger American Fund; the Strong Mid Cap Growth Fund II Subaccount invests in the corresponding portfolio of the Strong Variable Insurance Funds, Inc.; the Strong Opportunity Fund II Subaccount invests in the Strong Opportunity Fund II, Inc, the Dreyfus Appreciation Subaccount invests in the corresponding portfolio of the Dreyfus Variable Investment Fund; the American Century VP International, American Century VP Ultra and the American Century VP Value Subaccounts invest in the corresponding portfolios of the American Century Variable Portfolios, Inc.; the Janus Capital Appreciation, Janus International Growth and Janus Global Technology Subaccounts invest in the corresponding portfolios of the Janus Aspen Series Funds; and the Oppenheimer Capital Appreciation, Oppenheimer Global Securities and Oppenheimer Main Street Growth & Income Subaccounts invest in the corresponding portfolios of the Oppenheimer Variable Account Funds.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

1. ORGANIZATION, CONTINUED

At the close of business on January 26, 2001, the assets of the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts were renamed the "All-Pro Broad Equity", "Balanced" and "Mid Cap Growth" Subaccounts, respectively.

Net premiums from in force policies are allocated to the subaccounts in accordance with policyholder instructions and are recorded as variable life policy transactions in the statements of changes in net assets. Such amounts are used to provide money to pay benefits under the policies (Note 4). The Separate Account's assets are the property of Provident Mutual.

Transfers between investment portfolios include transfers between the subaccounts and the Guaranteed Account (not shown), which is part of Provident Mutual's General Account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Separate Account included in the financial statements.

 Investment Valuation:

Investment shares are valued at the net asset values of the respective portfolios. Transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

 Realized Gains and Losses:

Realized gains and losses on sales of investment shares are determined using the specific identification basis for financial reporting and income tax purposes.

 Federal Income Taxes:

The operations of the Separate Accounts are included in the Federal income tax return of Provident Mutual. Under the provisions of the policies, Provident Mutual has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax.

 Estimates:

The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported values of assets and liabilities and the reported amounts from operations and policy transactions during the period. Actual results could differ from those estimates.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS

At September 30, 2002, the investments of the respective Subaccounts are as follows:

------------------------------------------------------------------------------------------------------
                                                                SHARES         COST        FAIR VALUE
------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  All Pro Broad Equity Portfolio**..........................  12,569,484   $204,406,995   $120,541,356
  Money Market Portfolio....................................  63,585,560    $63,585,560    $63,585,560
  Bond Portfolio............................................   2,019,836    $21,562,938    $22,521,171
  Balanced Portfolio**......................................   2,771,741    $43,055,054    $33,981,544
  Mid Cap Growth Portfolio**................................   3,292,474    $67,695,989    $47,312,847
  International Portfolio...................................   4,417,202    $57,408,958    $41,566,920
  All Pro Large Cap Growth Portfolio........................   2,760,660    $31,521,636    $17,171,306
  All Pro Large Cap Value Portfolio.........................   1,887,227    $18,228,303    $14,550,517
  All Pro Small Cap Growth Portfolio........................   2,549,887    $41,654,181    $18,639,672
  All Pro Small Cap Value Portfolio.........................   2,672,464    $25,169,023    $20,925,390
  Equity 500 Index Portfolio................................  24,042,119   $229,276,701   $138,482,606
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A:
  2006 Series...............................................  17,797,925    $13,212,788    $16,718,125
Variable Insurance Products Fund:
  Equity-Income Portfolio...................................   6,319,191   $144,252,525   $104,898,567
  Growth Portfolio..........................................   6,662,735   $263,552,577   $146,247,042
  High Income Portfolio.....................................   2,363,091    $15,646,834    $13,067,891
  Overseas Portfolio........................................   3,295,257    $64,422,173    $34,863,821
Variable Insurance Products Fund II:
  Asset Manager Portfolio...................................   3,603,671    $57,740,359    $42,811,606
  Investment Grade Bond Portfolio...........................   3,095,636    $38,535,115    $41,264,827
  Contrafund Portfolio......................................   4,473,732   $103,231,926    $79,900,852
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Portfolio...........................   1,201,434    $15,694,791    $16,051,153
  Partners Portfolio........................................   1,849,065    $32,454,823    $19,748,011
Van Eck Worldwide InsuranceTrust:
  Van Eck Worldwide Bond Portfolio..........................     663,673     $6,967,341     $7,141,122
  Van Eck Worldwide Hard Assets Portfolio...................     349,559     $3,793,229     $3,348,774
  Van Eck Worldwide Emerging Markets Portfolio..............   1,837,674    $19,438,185    $13,120,992
  Van Eck Worldwide Real Estate Portfolio...................     324,963     $3,390,850     $3,285,381
Alger American Fund:
  Alger American Small Capitalization Portfolio.............   1,718,919    $45,874,966    $19,853,517
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II.............................     528,538     $9,423,377     $5,132,107
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II................................     406,887     $8,125,286     $5,273,261
Dreyfus Variable Investment Fund:
  Appreciation Portfolio....................................      46,178     $1,463,623     $1,259,261
American Century Variable Portfolios, Inc.:
  VP International Portfolio................................     128,246       $769,588       $643,796
  VP Ultra Portfolio........................................      12,446       $102,455        $87,993
  VP Value Portfolio........................................     270,577     $1,755,918     $1,526,056
Janus Aspen Series:
  Capital Appreciation Portfolio............................      10,418       $189,280       $176,061
  International Growth Portfolio............................       6,786       $130,799       $112,247
  Global Technology Portfolio...............................      12,752        $36,495        $29,329
Oppenheimer Variable Account Funds:
  Capital Appreciation Fund VA..............................      11,117       $313,681       $275,040
  Global Securities Fund VA.................................      14,347       $269,117       $247,191
  Main Street Growth & Income Fund VA.......................      15,859       $268,618       $232,658

---------------
** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
   Balanced and Mid Cap Growth Portfolios were known as the Market Street Fund Growth, Managed and Aggressive Growth Portfolios, respectively.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

During the nine months ended September 30, 2002 transactions in investment shares were as follows:
--------------------------------------------------------------------------------

                                                                         MARKET STREET FUND
-----------------------------------------------------------------------------------------------------------------------
                                             **ALL PRO BROAD EQUITY PORTFOLIO   MONEY MARKET PORTFOLIO   BOND PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------
                                                           2002                          2002                 2002
-----------------------------------------------------------------------------------------------------------------------
Shares purchased...........................                456,449                     24,286,826             312,508
Shares received from reinvestment of:
  Dividends................................                106,957                        629,652              86,213
  Capital gain distributions...............              1,328,980
                                                       -----------                   ------------          ----------
Total shares acquired......................              1,892,386                     24,916,478             398,721
Total shares redeemed......................               (927,518)                   (14,371,964)           (175,594)
                                                       -----------                   ------------          ----------
Net increase in shares owned...............                964,868                     10,544,514             223,127
Shares owned, beginning of year............             11,604,616                     53,041,046           1,796,709
                                                       -----------                   ------------          ----------
Shares owned, end of year..................             12,569,484                     63,585,560           2,019,836
                                                       ===========                   ============          ==========
Cost of shares acquired....................            $24,687,322                   $ 24,916,478          $4,290,368
                                                       ===========                   ============          ==========
Cost of shares redeemed....................            $13,493,711                   $ 14,371,964          $1,849,070
                                                       ===========                   ============          ==========

---------------
** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity
   Portfolio was known as the Market Street Fund Growth Portfolio.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                          MARKET STREET FUND
-------------------------------------------------------------------------------------------------------------------------
                                              **BALANCED PORTFOLIO   **MID CAP GROWTH PORTFOLIO   INTERNATIONAL PORTFOLIO
-------------------------------------------------------------------------------------------------------------------------
                                                      2002                      2002                       2002
-------------------------------------------------------------------------------------------------------------------------
Shares purchased............................          107,497                   285,866                    382,571
Shares received from reinvestment of:
  Dividends.................................           81,046                                               45,997
  Capital gain distributions................                                     15,803
                                                   ----------                ----------                 ----------
Total shares acquired.......................          188,543                   301,669                    428,568
Total shares redeemed.......................         (233,258)                 (371,746)                  (242,656)
                                                   ----------                ----------                 ----------
Net (decrease) increase in shares owned.....          (44,715)                  (70,077)                   185,912
Shares owned, beginning of year.............        2,816,456                 3,362,551                  4,231,290
                                                   ----------                ----------                 ----------
Shares owned, end of year...................        2,771,741                 3,292,474                  4,417,202
                                                   ==========                ==========                 ==========
Cost of shares acquired.....................       $2,533,039                $5,489,883                 $4,821,647
                                                   ==========                ==========                 ==========
Cost of shares redeemed.....................       $2,913,329                $6,498,903                 $3,003,463
                                                   ==========                ==========                 ==========

---------------
** Prior to January 29, 2001, the Market Street Fund Balanced and Market Street
   Fund Mid Cap Growth Portfolios were known as the Market Street Fund Managed and Market Street Fund Aggressive Growth Portfolios, respectively.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                               MARKET STREET FUND
---------------------------------------------------------------------------------------------------------------------
                                                            ALL PRO LARGE CAP   ALL PRO LARGE CAP   ALL PRO SMALL CAP
                                                            GROWTH PORTFOLIO     VALUE PORTFOLIO    GROWTH PORTFOLIO
---------------------------------------------------------------------------------------------------------------------
                                                                  2002                2002                2002
---------------------------------------------------------------------------------------------------------------------
Shares purchased..........................................        470,091             539,134             460,754
Shares received from reinvestment of:
  Dividends...............................................                             16,091
  Capital gain distributions..............................
                                                               ----------          ----------          ----------
Total shares acquired.....................................        470,091             555,225             460,754
Total shares redeemed.....................................       (329,910)           (104,460)           (334,759)
                                                               ----------          ----------          ----------
Net increase in shares owned..............................        140,181             450,765             125,995
Shares owned, beginning of year...........................      2,620,479           1,436,462           2,423,892
                                                               ----------          ----------          ----------
Shares owned, end of year.................................      2,760,660           1,887,227           2,549,887
                                                               ==========          ==========          ==========
Cost of shares acquired...................................     $3,687,151          $5,216,376          $4,728,858
                                                               ==========          ==========          ==========
Cost of shares redeemed...................................     $4,274,652          $1,088,596          $4,377,237
                                                               ==========          ==========          ==========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                                              THE STRIPPED ("ZERO") U.S.
                                                                                               TREASURY SECURITIES FUND
                                                               MARKET STREET FUND             PROVIDENT MUTUAL SERIES A
-------------------------------------------------------------------------------------------------------------------------
                                                       ALL PRO SMALL CAP     EQUITY 500
                                                        VALUE PORTFOLIO    INDEX PORTFOLIO           2006 SERIES
-------------------------------------------------------------------------------------------------------------------------
                                                             2002               2002                     2002
-------------------------------------------------------------------------------------------------------------------------
Shares purchased.....................................         997,675          1,964,108               2,544,306
Shares received from reinvestment of:
  Dividends..........................................           6,953            255,415
  Capital gain distributions.........................          86,634
                                                          -----------        -----------             -----------
Total shares acquired................................       1,091,262          2,219,523               2,544,306
Total shares redeemed................................        (278,063)        (1,575,669)             (1,535,417)
                                                          -----------        -----------             -----------
Net increase (decrease) in shares owned..............         813,199            643,854               1,008,889
Shares owned, beginning of year......................       1,859,265         23,398,265              16,789,036
                                                          -----------        -----------             -----------
Shares owned, end of year............................       2,672,464         24,042,119              17,797,925
                                                          ===========        ===========             ===========
Cost of shares acquired..............................     $10,815,193        $16,509,871             $ 2,281,637
                                                          ===========        ===========             ===========
Cost of shares redeemed..............................     $ 2,029,061        $15,756,685             $   965,011
                                                          ===========        ===========             ===========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                      VARIABLE INSURANCE PRODUCTS FUND
-----------------------------------------------------------------------------------------------------------------------
                                                     EQUITY-INCOME PORTFOLIO   GROWTH PORTFOLIO   HIGH INCOME PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------
                                                              2002                   2002                 2002
-----------------------------------------------------------------------------------------------------------------------
Shares purchased...................................            402,037               428,511               604,796
Shares received from reinvestment of:
  Dividends........................................            103,312                14,949               293,582
  Capital gain distributions.......................            140,620
                                                           -----------           -----------           -----------
Total shares acquired..............................            645,969               443,460               898,378
Total shares redeemed..............................           (322,260)             (527,825)           (1,007,849)
                                                           -----------           -----------           -----------
Net increase (decrease) in shares owned............            323,709               (84,365)             (109,471)
Shares owned, beginning of year....................          5,995,482             6,747,100             2,472,562
                                                           -----------           -----------           -----------
Shares owned, end of year..........................          6,319,191             6,662,735             2,363,091
                                                           ===========           ===========           ===========
Cost of shares acquired............................        $13,526,267           $13,075,671           $ 5,152,395
                                                           ===========           ===========           ===========
Cost of shares redeemed............................        $ 6,198,998           $15,338,897           $ 9,677,697
                                                           ===========           ===========           ===========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                VARIABLE
                                                               INSURANCE
                                                             PRODUCTS FUND         VARIABLE INSURANCE PRODUCTS FUND II
----------------------------------------------------------------------------------------------------------------------
                                                                                   ASSET MANAGER      INVESTMENT GRADE
                                                           OVERSEAS PORTFOLIO        PORTFOLIO         BOND PORTFOLIO
----------------------------------------------------------------------------------------------------------------------
                                                                  2002                 2002                 2002
----------------------------------------------------------------------------------------------------------------------
Shares purchased.........................................         306,083              265,348              627,018
Shares received from reinvestment of:
  Dividends..............................................          26,430              136,934              104,144
  Capital gain distributions
                                                               ----------           ----------           ----------
Total shares acquired....................................         332,513              402,282              731,162
Total shares redeemed....................................        (405,360)            (319,250)            (158,733)
                                                               ----------           ----------           ----------
Net (decrease) increase in shares owned..................         (72,847)              83,032              572,429
Shares owned, beginning of year..........................       3,368,104            3,520,639            2,523,207
                                                               ----------           ----------           ----------
Shares owned, end of year................................       3,295,257            3,603,671            3,095,636
                                                               ==========           ==========           ==========
Cost of shares acquired..................................      $4,347,300           $5,453,103           $9,362,520
                                                               ==========           ==========           ==========
Cost of shares redeemed..................................      $7,437,294           $4,891,474           $2,030,438
                                                               ==========           ==========           ==========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                   VARIABLE INSURANCE PRODUCTS FUND II        NEUBERGER BERMAN ADVISORS MANAGEMENT TRUST
-----------------------------------------------------------------------------------------------------------------------------
                                          CONTRAFUND PORTFOLIO           LIMITED MATURITY BOND PORTFOLIO   PARTNERS PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                                  2002                                2002                        2002
-----------------------------------------------------------------------------------------------------------------------------
Shares purchased.................                 293,771                             401,030                     110,370
Shares received from reinvestment
  of:
  Dividends......................                  36,813                              46,549                       9,123
  Capital gain distributions.....
                                               ----------                          ----------                  ----------
Total shares acquired............                 330,584                             447,579                     119,493
Total shares redeemed............                (328,696)                           (188,904)                   (177,671)
                                               ----------                          ----------                  ----------
Net increase (decrease) in shares
  owned..........................                   1,888                             258,675                     (58,178)
Shares owned, beginning of
  year...........................               4,471,844                             942,759                   1,907,243
                                               ----------                          ----------                  ----------
Shares owned, end of year........               4,473,732                           1,201,434                   1,849,065
                                               ==========                          ==========                  ==========
Cost of shares acquired..........              $6,509,507                          $5,862,098                  $1,672,917
                                               ==========                          ==========                  ==========
Cost of shares redeemed..........              $6,486,137                          $2,540,115                  $3,539,205
                                               ==========                          ==========                  ==========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                    VAN ECK WORLDWIDE INSURANCE TRUST
------------------------------------------------------------------------------------------------------------------------
                                                  VAN ECK WORLDWIDE     VAN ECK WORLDWIDE         VAN ECK WORLDWIDE
                                                   BOND PORTFOLIO     HARD ASSETS PORTFOLIO   EMERGING MARKETS PORTFOLIO
------------------------------------------------------------------------------------------------------------------------
                                                        2002                  2002                       2002
------------------------------------------------------------------------------------------------------------------------
Shares purchased................................        250,382               79,452                     401,745
Shares received from reinvestment of:
  Dividends.....................................                               2,543                       2,835
  Capital gain distributions....................
                                                     ----------             --------                  ----------
Total shares acquired...........................        250,382               81,995                     404,580
Total shares redeemed...........................       (115,379)             (39,367)                   (166,843)
                                                     ----------             --------                  ----------
Net increase (decrease) in shares owned.........        135,003               42,628                     237,737
Shares owned, beginning of year.................        528,670              306,931                   1,599,937
                                                     ----------             --------                  ----------
Shares owned, end of year.......................        663,673              349,559                   1,837,674
                                                     ==========             ========                  ==========
Cost of shares acquired.........................     $2,586,563             $914,296                  $3,669,281
                                                     ==========             ========                  ==========
Cost of shares redeemed.........................     $1,262,800             $465,439                  $1,432,788
                                                     ==========             ========                  ==========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                            VAN ECK WORLDWIDE INSURANCE TRUST     ALGER AMERICAN FUND
------------------------------------------------------------------------------------------------------------------------
                                                                    VAN ECK WORLDWIDE             ALGER AMERICAN SMALL
                                                                  REAL ESTATE PORTFOLIO         CAPITALIZATION PORTFOLIO
------------------------------------------------------------------------------------------------------------------------
                                                                          2002                            2002
------------------------------------------------------------------------------------------------------------------------
Shares purchased..........................................                140,126                         236,640
Shares received from reinvestment of:
  Dividends...............................................                  6,350
  Capital gain distributions
                                                                       ----------                     -----------
Total shares acquired.....................................                146,476                         236,640
Total shares redeemed.....................................                (21,618)                       (285,624)
                                                                       ----------                     -----------
Net increase (decrease) in shares owned...................                124,858                         (48,984)
Shares owned, beginning of year...........................                200,105                       1,767,903
                                                                       ----------                     -----------
Shares owned, end of year.................................                324,963                       1,718,919
                                                                       ==========                     ===========
Cost of shares acquired...................................             $1,603,496                     $ 3,510,719
                                                                       ==========                     ===========
Cost of shares redeemed...................................             $  215,666                     $11,685,583
                                                                       ==========                     ===========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                    STRONG               STRONG
                                                              VARIABLE INSURANCE       OPPORTUNITY
                                                                 FUNDS, INC.          FUND II, INC.
---------------------------------------------------------------------------------------------------
                                                                    STRONG               STRONG
                                                                MID CAP GROWTH         OPPORTUNITY
                                                                   FUND II               FUND II
---------------------------------------------------------------------------------------------------
                                                                     2002                 2002
---------------------------------------------------------------------------------------------------
Shares purchased............................................         179,307              188,741
Shares received from reinvestment of:
  Dividends.................................................
  Capital gain distributions................................
                                                                  ----------           ----------
Total shares acquired.......................................         179,307              188,741
Total shares redeemed.......................................         (91,048)             (50,143)
                                                                  ----------           ----------
Net increase in shares owned................................          88,259              138,598
Shares owned, beginning of year.............................         440,279              268,289
                                                                  ----------           ----------
Shares owned, end of year...................................         528,538              406,887
                                                                  ==========           ==========
Cost of shares acquired.....................................      $2,542,137           $3,302,822
                                                                  ==========           ==========
Cost of shares redeemed.....................................      $2,988,613           $1,340,306
                                                                  ==========           ==========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                              DREYFUS VARIABLE           AMERICAN CENTURY VARIABLE
                                                              INVESTMENT FUND                PORTFOLIOS, INC.
--------------------------------------------------------------------------------------------------------------------------
                                                                APPRECIATION     VP INTERNATIONAL   VP ULTRA     VP VALUE
                                                                 PORTFOLIO          PORTFOLIO       PORTFOLIO   PORTFOLIO
--------------------------------------------------------------------------------------------------------------------------
                                                                    2002               2002           2002         2002
--------------------------------------------------------------------------------------------------------------------------
Shares purchased............................................         47,342           129,816         12,692       290,227
Shares received from reinvestment of:
  Dividends.................................................
  Capital gain distributions................................
                                                                 ----------          --------       --------    ----------
Total shares acquired.......................................         47,342           129,816         12,692       290,227
Total shares redeemed.......................................         (1,164)           (1,570)          (246)      (19,650)
                                                                 ----------          --------       --------    ----------
Net increase in shares owned................................         46,178           128,246         12,446       270,577
Shares owned, beginning of year.............................
                                                                 ----------          --------       --------    ----------
Shares owned, end of year...................................         46,178           128,246         12,446       270,577
                                                                 ==========          ========       ========    ==========
Cost of shares acquired.....................................     $1,503,807          $779,669       $104,712    $1,894,580
                                                                 ==========          ========       ========    ==========
Cost of shares redeemed.....................................     $   40,184          $ 10,081       $  2,257    $  138,662
                                                                 ==========          ========       ========    ==========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                 JANUS ASPEN SERIES                   OPPENHEIMER VARIABLE ACCOUNT FUNDS
-----------------------------------------------------------------------------------------------------------------------------
                                        CAPITAL      INTERNATIONAL     GLOBAL       CAPITAL        GLOBAL       MAIN STREET
                                      APPRECIATION      GROWTH       TECHNOLOGY   APPRECIATION   SECURITIES   GROWTH & INCOME
                                       PORTFOLIO       PORTFOLIO     PORTFOLIO      FUND V/A      FUND V/A       FUND V/A
-----------------------------------------------------------------------------------------------------------------------------
                                          2002           2002           2002          2002          2002           2002
-----------------------------------------------------------------------------------------------------------------------------
Shares purchased....................      11,257          7,013        26,093         12,243        15,883         15,977
Shares received from reinvestment
  of:
  Dividends.........................           7              9
  Capital gain distributions........
                                        --------       --------       -------       --------      --------       --------
Total shares acquired...............      11,264          7,022        26,093         12,243        15,883         15,977
Total shares redeemed...............        (846)          (236)      (13,341)        (1,126)       (1,536)          (118)
                                        --------       --------       -------       --------      --------       --------
Net increase in shares owned........      10,418          6,786        12,752         11,117        14,347         15,859
                                        --------       --------       -------       --------      --------       --------
Shares owned, beginning of year
  Shares owned, end of year.........      10,418          6,786        12,752         11,117        14,347         15,859
                                        ========       ========       =======       ========      ========       ========
Cost of shares acquired.............    $206,012       $136,046       $80,062       $351,349      $303,862       $270,837
                                        ========       ========       =======       ========      ========       ========
Cost of shares redeemed.............    $ 16,732       $  5,247       $43,567       $ 37,668      $ 34,745       $  2,219
                                        ========       ========       =======       ========      ========       ========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

During the period ended September 30, 2002 the unit activity and unit values were as follows:
--------------------------------------------------------------------------------

                                                                                     VIP I
                                                                                     2002
-------------------------------------------------------------------------------------------------------------------------
                                                                          NET (DECREASE)/
                                                         UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                      BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
-------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount.................................      1,673.81            (578.56)        1,095.25        $4,995.80
                                                                                              ========        =========
  Money Market Subaccount...........................        229.65             (25.01)          204.64        $2,799.13
                                                                                              ========        =========
  Bond Subaccount...................................        393.11            (190.60)          202.51        $4,279.78
                                                                                              ========        =========
  Managed Subaccount................................        688.29            (103.15)          585.14        $3,080.20
                                                                                              ========        =========
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A: 2006 Series............          5.30              (1.51)            3.79        $4,412.24
                                                                                              ========        =========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


-------------------------------------------------------------------------------------------------------------------------
                                                                                    OPTIONS
                                                                                     2002
-------------------------------------------------------------------------------------------------------------------------
                                                                          NET (DECREASE)/
                                                         UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                      BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
-------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount.................................      22,277.98           (914.45)        21,363.53       $3,356.91
                                                                                              =========       =========
  Money Market Subaccount...........................       2,692.68            564.46          3,257.14       $2,055.94
                                                                                              =========       =========
  Bond Subaccount...................................       2,121.56             28.97          2,150.53       $2,518.49
                                                                                              =========       =========
  Managed Subaccount................................       5,836.51           (278.47)         5,558.04       $2,661.27
                                                                                              =========       =========
  Aggressive Growth Subaccount......................       4,247.93           (391.94)         3,855.99       $3,566.58
                                                                                              =========       =========
  International Subaccount..........................       6,189.04           (121.98)         6,067.06       $1,654.15
                                                                                              =========       =========
  All Pro Large Cap Growth Subaccount...............       3,595.88            113.33          3,709.21       $  630.97
                                                                                              =========       =========
  All Pro Large Cap Value Subaccount................       1,690.66            320.36          2,011.02       $  779.82
                                                                                              =========       =========
  All Pro Small Cap Growth Subaccount...............       4,449.31           (342.45)         4,106.86       $  735.48
                                                                                              =========       =========
  All Pro Small Cap Value Subaccount................       3,176.95            784.91          3,961.86       $  810.65
                                                                                              =========       =========
  Equity 500 Index Subaccount.......................       7,251.66           (530.88)         6,720.78       $1,979.25
                                                                                              =========       =========
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A:
  2006 Series.......................................         598.25             24.84            623.09       $4,033.33
                                                                                              =========       =========
Variable Insurance Products Fund:
  Equity-Income Subaccount..........................       7,404.02             (6.52)         7,397.50       $1,949.97
                                                                                              =========       =========
  Growth Subaccount.................................      14,991.37           (583.01)        14,408.36       $1,784.87
                                                                                              =========       =========
  High Income Subaccount............................       1,717.81           (762.73)           955.08       $1,082.51
                                                                                              =========       =========
  Overseas Subaccount...............................       5,108.77           (359.10)         4,749.67       $1,000.43
                                                                                              =========       =========
Variable Insurance Products Fund II:
  Asset Manager Subaccount..........................       5,177.07           (255.94)         4,921.13       $1,584.45
                                                                                              =========       =========
  Investment Grade Bond Subaccount..................       1,572.29            237.29          1,809.58       $1,751.07
                                                                                              =========       =========
  Contrafund Subaccount.............................       5,777.33           (307.31)         5,470.02       $1,589.76
                                                                                              =========       =========
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount..................         659.66            390.68          1,050.34       $1,527.10
                                                                                              =========       =========
  Partners Subaccount...............................       2,342.75           (121.55)         2,221.20       $1,389.73
                                                                                              =========       =========
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount.................         754.46             90.20            844.66       $1,373.52
                                                                                              =========       =========
  Van Eck Worldwide Hard Assets Subaccount..........         551.66            103.20            654.86       $  939.71
                                                                                              =========       =========
  Van Eck Worldwide Emerging Markets Subaccount.....       3,015.57          1,290.89          4,306.46       $  645.17
                                                                                              =========       =========
  Van Eck Worldwide Real Estate Subaccount..........         207.16             73.12            280.28       $  983.47
                                                                                              =========       =========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


-------------------------------------------------------------------------------------------------------------------------
                                                                                    OPTIONS
                                                                                     2002
-------------------------------------------------------------------------------------------------------------------------
                                                                          NET (DECREASE)/
                                                         UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                      BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
-------------------------------------------------------------------------------------------------------------------------
Alger American Fund:
  Alger American Small Capitalization Subaccount....       4,709.79           (264.28)         4,445.51       $  593.22
                                                                                              =========       =========
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II.....................                                                 --              --
                                                                                              =========       =========
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II........................                                                 --              --
                                                                                              =========       =========
American Century
  VP International..................................                                                 --              --
                                                                                              =========       =========
  VP Ultra..........................................                                                 --              --
                                                                                              =========       =========
  VP Value..........................................                                                 --              --
                                                                                              =========       =========
Oppenheimer
  Capital Appreciation..............................                                                 --              --
                                                                                              =========       =========
  Global Securities.................................                                                 --              --
                                                                                              =========       =========
  Main St Growth & Inc..............................                                                 --              --
                                                                                              =========       =========
Dreyfus
  Appreciation......................................                                                 --              --
                                                                                              =========       =========
Janus
  Capital Appreciation..............................                                                 --              --
                                                                                              =========       =========
  International Growth..............................                                                 --              --
                                                                                              =========       =========
  Global Technology.................................                                                 --              --
                                                                                              =========       =========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


-------------------------------------------------------------------------------------------------------------------------
                                                                                   SURVIVOR
                                                                                     2002
-------------------------------------------------------------------------------------------------------------------------
                                                                          NET (DECREASE)/
                                                         UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                      BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
-------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount.................................       1,541.17             (0.40)         1,540.77       $3,356.91
                                                                                              =========       =========
  Money Market Subaccount...........................       3,576.12            855.85          4,431.97       $2,055.94
                                                                                              =========       =========
  Bond Subaccount...................................         912.08             (2.54)           909.54       $2,518.49
                                                                                              =========       =========
  Managed Subaccount................................       1,025.17              5.14          1,030.31       $2,661.27
                                                                                              =========       =========
  Aggressive Growth Subaccount......................       1,366.48           (131.21)         1,235.27       $3,566.58
                                                                                              =========       =========
  International Subaccount..........................       2,284.92            186.77          2,471.69       $1,654.15
                                                                                              =========       =========
  All Pro Large Cap Growth Subaccount...............       2,534.48            (21.29)         2,513.19       $  630.97
                                                                                              =========       =========
  All Pro Large Cap Value Subaccount................       1,460.07            366.81          1,826.88       $  779.82
                                                                                              =========       =========
  All Pro Small Cap Growth Subaccount...............       2,321.93             (7.57)         2,314.36       $  735.48
                                                                                              =========       =========
  All Pro Small Cap Value Subaccount................       2,480.44          1,041.81          3,522.25       $  810.65
                                                                                              =========       =========
  Equity 500 Index Subaccount.......................      11,552.23            (67.00)        11,485.23       $1,979.25
                                                                                              =========       =========
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A:
  2006 Series.......................................         918.36             10.86            929.22       $4,033.33
                                                                                              =========       =========
Variable Insurance Products Fund:
  Equity-Income Subaccount..........................       8,819.86            209.78          9,029.64       $1,949.97
                                                                                              =========       =========
  Growth Subaccount.................................      10,258.44           (143.05)        10,115.39       $1,784.87
                                                                                              =========       =========
  High Income Subaccount............................       2,203.27             70.71          2,273.98       $1,082.51
                                                                                              =========       =========
  Overseas Subaccount...............................       5,154.73            (56.13)         5,098.60       $1,000.43
                                                                                              =========       =========
Variable Insurance Products Fund II:
  Asset Manager Subaccount..........................       4,188.25            153.54          4,341.79       $1,584.45
                                                                                              =========       =========
  Investment Grade Bond Subaccount..................       3,417.87            390.03          3,807.90       $1,751.07
                                                                                              =========       =========
  Contrafund Subaccount.............................       5,141.58            173.90          5,315.48       $2,068.49
                                                                                              =========       =========
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount..................       1,365.99            135.74          1,501.73       $1,527.10
                                                                                              =========       =========
  Partners Subaccount...............................       4,283.56           (244.81)         4,038.75       $  680.76
                                                                                              =========       =========
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount.................         673.92            105.74            779.66       $1,373.52
                                                                                              =========       =========
  Van Eck Worldwide Hard Assets Subaccount..........         400.59             81.50            482.09       $  939.71
                                                                                              =========       =========
  Van Eck Worldwide Emerging Markets Subaccount.....       2,038.14            465.68          2,503.82       $  645.17
                                                                                              =========       =========
  Van Eck Worldwide Real Estate Subaccount..........         348.90            205.75            554.65       $  983.47
                                                                                              =========       =========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


-------------------------------------------------------------------------------------------------------------------------
                                                                                   SURVIVOR
                                                                                     2002
-------------------------------------------------------------------------------------------------------------------------
                                                                          NET (DECREASE)/
                                                         UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                      BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
-------------------------------------------------------------------------------------------------------------------------
Alger American Fund:
  Alger American Small Capitalization Subaccount....       4,062.35           (268.41)         3,793.94       $  593.22
                                                                                              =========       =========
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II.....................       1,323.99           (346.80)           977.19       $  340.30
                                                                                              =========       =========
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II........................         809.35             45.58            854.93       $  631.12
                                                                                              =========       =========
American Century
  VP International..................................             --             80.85             80.85       $  783.62
                                                                                              =========       =========
  VP Ultra..........................................             --             57.92             57.92       $  777.53
                                                                                              =========       =========
  VP Value..........................................             --            355.85            355.85       $  807.14
                                                                                              =========       =========
Oppenheimer
  Capital Appreciation..............................             --             62.71             62.71       $  744.65
                                                                                              =========       =========
  Global Securities.................................             --             35.00             35.00       $  759.12
                                                                                              =========       =========
  Main St Growth & Inc. ............................             --             63.94             63.94       $  783.77
                                                                                              =========       =========
Dreyfus
  Appreciation......................................             --            133.29            133.29       $  798.16
                                                                                              =========       =========
Janus
  Capital Appreciation..............................             --             15.65             15.65       $  861.89
                                                                                              =========       =========
  International Growth..............................             --                --                --       $  747.63
                                                                                              =========       =========
  Global Technology.................................             --              1.88              1.88       $  680.77
                                                                                              =========       =========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


-----------------------------------------------------------------------------------------------------------------------
                                                                              SPECIAL PRODUCT
                                                                                   2002
-----------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                       UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                    BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
-----------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount...............................      11,498.31            (259.81)       11,238.50        $183.12
                                                                                            =========        =======
  Money Market Subaccount.........................      14,890.47          15,201.64        30,092.11        $150.32
                                                                                            =========        =======
  Bond Subaccount.................................       8,056.09          (1,097.98)        6,958.11        $199.56
                                                                                            =========        =======
  Managed Subaccount..............................       2,134.27            (104.19)        2,030.08        $203.62
                                                                                            =========        =======
  Aggressive Growth Subaccount....................       6,919.39            (288.97)        6,630.42        $238.47
                                                                                            =========        =======
  International Subaccount........................      11,382.80            (461.82)       10,920.98        $162.73
                                                                                            =========        =======
  All Pro Large Cap Growth Subaccount.............       7,043.49             450.77         7,494.26        $ 62.68
                                                                                            =========        =======
  All Pro Large Cap Value Subaccount..............       5,664.62           1,358.03         7,022.65        $ 77.47
                                                                                            =========        =======
  All Pro Small Cap Growth Subaccount.............      10,707.36          (1,678.71)        9,028.65        $ 73.06
                                                                                            =========        =======
  All Pro Small Cap Value Subaccount..............       7,345.41             (76.72)        7,268.69        $ 80.53
                                                                                            =========        =======
  Equity 500 Index Subaccount.....................      33,485.30          (1,157.20)       32,328.10        $195.22
                                                                                            =========        =======
The Stripped ("Zero") U.S. Treasury Securities
  Fund, Provident Mutual Series A:
  2006 Series.....................................       1,611.98             295.53         1,907.51        $282.34
                                                                                            =========        =======
Variable Insurance Products Fund:
  Equity-Income Subaccount........................      30,435.47          (3,713.93)       26,721.54        $192.33
                                                                                            =========        =======
  Growth Subaccount...............................      38,506.85          (6,836.00)       31,670.85        $176.05
                                                                                            =========        =======
  High Income Subaccount..........................       4,931.94             (21.12)        4,910.82        $103.58
                                                                                            =========        =======
  Overseas Subaccount.............................      22,960.69          (2,857.80)       20,102.89        $ 98.79
                                                                                            =========        =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount........................      13,979.02          (4,099.12)        9,879.90        $156.28
                                                                                            =========        =======
  Investment Grade Bond Subaccount................      16,833.88            (628.65)       16,205.23        $172.91
                                                                                            =========        =======
  Contrafund Subaccount...........................      20,895.68            (367.54)       20,528.14        $157.45
                                                                                            =========        =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount................       2,997.65             519.33         3,516.98        $150.80
                                                                                            =========        =======
  Partners Subaccount.............................      13,944.82             (46.16)       13,898.66        $ 67.63
                                                                                            =========        =======
Van Eck Worldwide InsuranceTrust:
  Van Eck Worldwide Bond Subaccount...............         309.40           1,699.15         2,008.55        $135.63
                                                                                            =========        =======
  Van Eck Worldwide Hard Assets Subaccount........         849.59            (115.74)          733.85        $ 92.79
                                                                                            =========        =======
  Van Eck Worldwide Emerging Markets Subaccount...       2,911.05             (65.04)        2,846.01        $ 63.90
                                                                                            =========        =======
  Van Eck Worldwide Real Estate Subaccount........         358.99             (42.17)          316.82        $ 97.70
                                                                                            =========        =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


-----------------------------------------------------------------------------------------------------------------------
                                                                              SPECIAL PRODUCT
                                                                                   2002
-----------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                       UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                    BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
-----------------------------------------------------------------------------------------------------------------------
Alger American Fund:
  Alger American Small Capitalization
    Subaccount....................................       5,885.04           5,559.48        11,444.52        $ 58.75
                                                                                            =========        =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II...................       4,060.56             340.67         4,401.23        $ 33.91
                                                                                            =========        =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II......................       5,958.05            (168.52)        5,789.53        $ 62.88
                                                                                            =========        =======
American Century
  VP International................................             --                 --               --             --
                                                                                            =========        =======
  VP Ultra........................................             --                 --               --             --
                                                                                            =========        =======
  VP Value........................................             --             884.34           884.34        $ 80.66
                                                                                            =========        =======
Oppenheimer
  Capital Appreciation............................             --                 --               --             --
                                                                                            =========        =======
  Global Securities...............................             --             196.90           196.90        $ 75.86
                                                                                            =========        =======
  Main St Growth & Inc............................             --             196.92           196.92        $ 78.33
                                                                                            =========        =======
Dreyfus
  Appreciation....................................             --                 --               --             --
                                                                                            =========        =======
Janus
  Capital Appreciation............................             --                 --               --             --
                                                                                            =========        =======
  International Growth............................             --                 --               --             --
                                                                                            =========        =======
  Global Technology...............................             --                 --               --             --
                                                                                            =========        =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


-----------------------------------------------------------------------------------------------------------------------
                                                                               OPTIONS PLUS
                                                                                   2002
-----------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                       UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                    BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
-----------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount...............................     184,848.21          (7,435.16)      177,413.05        $183.44
                                                                                           ==========        =======
  Money Market Subaccount.........................     116,932.99          14,627.27       131,560.26        $150.58
                                                                                           ==========        =======
  Bond Subaccount.................................      43,586.50           4,792.58        48,379.08        $199.91
                                                                                           ==========        =======
  Managed Subaccount..............................      66,053.29          (4,281.62)       61,771.67        $203.98
                                                                                           ==========        =======
  Aggressive Growth Subaccount....................      93,836.35          (2,441.29)       91,395.06        $238.89
                                                                                           ==========        =======
  International Subaccount........................     133,986.96           1,616.65       135,603.61        $163.01
                                                                                           ==========        =======
  All Pro Large Cap Growth Subaccount.............     128,704.45          (3,598.20)      125,106.25        $ 62.79
                                                                                           ==========        =======
  All Pro Large Cap Value Subaccount..............      65,510.00          11,550.91        77,060.91        $ 77.60
                                                                                           ==========        =======
  All Pro Small Cap Growth Subaccount.............     104,295.57           1,231.60       105,527.17        $ 73.19
                                                                                           ==========        =======
  All Pro Small Cap Value Subaccount..............      81,486.12          22,782.66       104,268.78        $ 80.67
                                                                                           ==========        =======
  Equity 500 Index Subaccount.....................     361,308.54          (9,690.45)      351,618.09        $195.56
                                                                                           ==========        =======
The Stripped ("Zero") U.S. Treasury Securities
  Fund, Provident Mutual Series A:
  2006 Series.....................................      31,901.21           2,701.00        34,602.21        $282.83
                                                                                           ==========        =======
Variable Insurance Products Fund:
  Equity-Income Subaccount........................     295,603.62          (5,079.30)      290,524.32        $192.67
                                                                                           ==========        =======
  Growth Subaccount...............................     432,612.75         (20,023.78)      412,588.97        $176.36
                                                                                           ==========        =======
  High Income Subaccount..........................      86,381.08         (14,853.60)       71,527.48        $103.76
                                                                                           ==========        =======
  Overseas Subaccount.............................     184,440.35          (8,819.83)      175,620.52        $ 98.96
                                                                                           ==========        =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount........................     144,155.07          (4,873.53)      139,281.54        $156.55
                                                                                           ==========        =======
  Investment Grade Bond Subaccount................      95,944.64          11,462.64       107,407.28        $173.21
                                                                                           ==========        =======
  Contrafund Subaccount...........................     272,908.43         (13,035.02)      259,873.41        $157.73
                                                                                           ==========        =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount................      48,953.13           5,324.72        54,277.85        $151.06
                                                                                           ==========        =======
  Partners Subaccount.............................     174,730.62          (6,302.94)      168,427.68        $ 67.74
                                                                                           ==========        =======
Van Eck Worldwide InsuranceTrust:
  Van Eck Worldwide Bond Subaccount...............      24,064.97           3,478.79        27,543.76        $135.87
                                                                                           ==========        =======
  Van Eck Worldwide Hard Assets Subaccount........      16,716.56             855.97        17,572.53        $ 92.96
                                                                                           ==========        =======
  Van Eck Worldwide Emerging Markets Subaccount...      95,968.77           2,565.67        98,534.44        $ 64.01
                                                                                           ==========        =======
  Van Eck Worldwide Real Estate Subaccount........       8,306.49           4,297.63        12,604.12        $ 97.87
                                                                                           ==========        =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


-----------------------------------------------------------------------------------------------------------------------
                                                                               OPTIONS PLUS
                                                                                   2002
-----------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                       UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                    BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
-----------------------------------------------------------------------------------------------------------------------
Alger American Fund:
  Alger American Small Capitalization
    Subaccount....................................     203,973.30         (12,914.53)      191,058.77        $ 58.86
                                                                                           ==========        =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II...................      43,204.01           2,595.76        45,799.77        $ 33.97
                                                                                           ==========        =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II......................      24,193.75          10,899.10        35,092.85        $ 62.99
                                                                                           ==========        =======
American Century
  VP International................................             --           5,017.76         5,017.76        $ 78.35
                                                                                           ==========        =======
  VP Ultra........................................             --              95.20            95.20        $ 77.74
                                                                                           ==========        =======
  VP Value........................................             --           9,665.84         9,665.84        $ 80.70
                                                                                           ==========        =======
Oppenheimer
  Capital Appreciation............................             --             753.82           753.82        $ 74.45
                                                                                           ==========        =======
  Global Securities...............................             --           1,262.21         1,262.21        $ 75.90
                                                                                           ==========        =======
  Main St Growth & Inc............................             --             647.85           647.85        $ 78.36
                                                                                           ==========        =======
Dreyfus
  Appreciation....................................             --           9,896.03         9,896.03        $ 79.80
                                                                                           ==========        =======
Janus
  Capital Appreciation............................             --             906.73           906.73        $ 86.17
                                                                                           ==========        =======
  International Growth............................             --             415.05           415.05        $ 74.75
                                                                                           ==========        =======
  Global Technology...............................             --              57.43            57.43        $ 68.06
                                                                                           ==========        =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


-----------------------------------------------------------------------------------------------------------------------
                                                                              OPTIONS PREMIER
                                                                                   2002
-----------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                       UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                    BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
-----------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount...............................      14,762.12           3,761.46        18,523.58        $183.12
                                                                                           ==========        =======
  Money Market Subaccount.........................     101,961.53          19,541.33       121,502.86        $150.32
                                                                                           ==========        =======
  Bond Subaccount.................................       9,057.09           3,770.55        12,827.64        $199.56
                                                                                           ==========        =======
  Managed Subaccount..............................       5,553.80           1,498.19         7,051.99        $203.62
                                                                                           ==========        =======
  Aggressive Growth Subaccount....................      14,915.45           6,381.27        21,296.72        $238.47
                                                                                           ==========        =======
  International Subaccount........................      11,789.49           7,030.40        18,819.89        $162.73
                                                                                           ==========        =======
  All Pro Large Cap Growth Subaccount.............      54,534.26          15,047.70        69,581.96        $ 62.68
                                                                                           ==========        =======
  All Pro Large Cap Value Subaccount..............      37,558.66          20,743.25        58,301.91        $ 77.47
                                                                                           ==========        =======
  All Pro Small Cap Growth Subaccount.............      51,570.16          15,117.70        66,687.86        $ 73.06
                                                                                           ==========        =======
  All Pro Small Cap Value Subaccount..............      37,471.52          25,856.01        63,327.53        $ 80.53
                                                                                           ==========        =======
  Equity 500 Index Subaccount.....................      95,102.60          27,762.95       122,865.55        $195.22
                                                                                           ==========        =======
The Stripped ("Zero") U.S. Treasury Securities
  Fund, Provident Mutual Series A:
  2006 Series.....................................             --                 --               --             --
                                                                                           ==========        =======
Variable Insurance Products Fund:
  Equity-Income Subaccount........................      39,854.55          13,894.98        53,749.53        $192.33
                                                                                           ==========        =======
  Growth Subaccount...............................      99,615.81          22,686.98       122,302.79        $176.05
                                                                                           ==========        =======
  High Income Subaccount..........................      13,128.32             530.82        13,659.14        $103.58
                                                                                           ==========        =======
  Overseas Subaccount.............................      43,850.57           5,661.40        49,511.97        $ 98.79
                                                                                           ==========        =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount........................      18,489.55           6,099.81        24,589.36        $156.28
                                                                                           ==========        =======
  Investment Grade Bond Subaccount................      33,989.93          15,078.08        49,068.01        $172.91
                                                                                           ==========        =======
  Contrafund Subaccount...........................      78,774.70          11,245.57        90,020.27        $157.45
                                                                                           ==========        =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount................      12,978.46           7,211.64        20,190.10        $150.80
                                                                                           ==========        =======
  Partners Subaccount.............................      17,468.50           3,318.08        20,786.58        $ 67.63
                                                                                           ==========        =======
Van Eck Worldwide InsuranceTrust:
  Van Eck Worldwide Bond Subaccount...............       2,513.08           3,195.87         5,708.95        $135.63
                                                                                           ==========        =======
  Van Eck Worldwide Hard Assets Subaccount........       3,303.57           1,632.86         4,936.43        $ 92.79
                                                                                           ==========        =======
  Van Eck Worldwide Emerging Markets Subaccount...      24,176.59           6,559.53        30,736.12        $ 63.90
                                                                                           ==========        =======
  Van Eck Worldwide Real Estate Subaccount........       5,317.94           4,616.29         9,934.23        $ 97.70
                                                                                           ==========        =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


-----------------------------------------------------------------------------------------------------------------------
                                                                              OPTIONS PREMIER
                                                                                   2002
-----------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                       UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                    BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
-----------------------------------------------------------------------------------------------------------------------
Alger American Fund:
  Alger American Small Capitalization
    Subaccount....................................      42,747.05           9,079.07        51,826.12        $ 58.75
                                                                                           ==========        =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II...................      56,266.90          23,078.72        79,345.62        $ 33.91
                                                                                           ==========        =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II......................      14,576.80          13,834.69        28,411.49        $ 62.88
                                                                                           ==========        =======
American Century
  VP International................................             --           1,721.81         1,721.81        $ 78.31
                                                                                           ==========        =======
  VP Ultra........................................             --             204.97           204.97        $ 77.70
                                                                                           ==========        =======
  VP Value........................................             --           4,276.40         4,276.40        $ 80.66
                                                                                           ==========        =======
Oppenheimer
  Capital Appreciation............................             --           1,666.95         1,666.95        $ 74.42
                                                                                           ==========        =======
  Global Securities...............................             --           1,159.50         1,159.50        $ 75.86
                                                                                           ==========        =======
  Main St Growth & Inc............................             --             853.91           853.91        $ 78.33
                                                                                           ==========        =======
Dreyfus
  Appreciation....................................             --           3,705.70         3,705.70        $ 79.77
                                                                                           ==========        =======
Janus
  Capital Appreciation............................             --             585.31           585.31        $ 86.13
                                                                                           ==========        =======
  International Growth............................             --             814.50           814.50        $ 74.72
                                                                                           ==========        =======
  Global Technology...............................             --              98.61            98.61        $ 68.03
                                                                                           ==========        =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


-------------------------------------------------------------------------------------------------------------------------
                                                                           SURVIVOR OPTIONS PREMIER
                                                                                     2002
-------------------------------------------------------------------------------------------------------------------------
                                                                          NET (DECREASE)/
                                                         UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                      BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
-------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount.................................         470.48               6.99           477.47        $183.12
                                                                                             ==========        =======
  Money Market Subaccount...........................       7,009.82           1,685.79         8,695.61        $150.32
                                                                                             ==========        =======
  Bond Subaccount...................................         130.84             280.74           411.58        $199.56
                                                                                             ==========        =======
  Managed Subaccount................................         131.83             166.42           298.25        $203.62
                                                                                             ==========        =======
  Aggressive Growth Subaccount......................         467.19              49.96           517.15        $238.47
                                                                                             ==========        =======
  International Subaccount..........................         397.37             332.62           729.99        $162.73
                                                                                             ==========        =======
  All Pro Large Cap Growth Subaccount...............       1,563.01           1,030.94         2,593.95        $ 62.68
                                                                                             ==========        =======
  All Pro Large Cap Value Subaccount................         884.71           1,204.41         2,089.12        $ 77.47
                                                                                             ==========        =======
  All Pro Small Cap Growth Subaccount...............       1,432.60             552.32         1,984.92        $ 73.06
                                                                                             ==========        =======
  All Pro Small Cap Value Subaccount................       1,143.61             749.47         1,893.08        $ 80.53
                                                                                             ==========        =======
  Equity 500 Index Subaccount.......................       3,832.65           1,924.15         5,756.80        $195.22
                                                                                             ==========        =======
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A:
  2006 Series.......................................             --                 --               --             --
                                                                                             ==========        =======
Variable Insurance Products Fund:
  Equity-Income Subaccount..........................       1,527.37           1,028.03         2,555.40        $192.33
                                                                                             ==========        =======
  Growth Subaccount.................................       3,090.90           1,302.61         4,393.51        $176.05
                                                                                             ==========        =======
  High Income Subaccount............................         153.24             248.14           401.38        $103.58
                                                                                             ==========        =======
  Overseas Subaccount...............................       1,165.28             271.36         1,436.64        $ 98.79
                                                                                             ==========        =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount..........................         910.93             307.37         1,218.30        $156.28
                                                                                             ==========        =======
  Investment Grade Bond Subaccount..................       1,271.97           2,353.78         3,625.75        $172.91
                                                                                             ==========        =======
  Contrafund Subaccount.............................       3,666.61             345.74         4,012.35        $157.45
                                                                                             ==========        =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount..................         565.88             185.58           751.46        $150.80
                                                                                             ==========        =======
  Partners Subaccount...............................         355.34             237.26           592.60        $ 67.63
                                                                                             ==========        =======
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount.................          24.96              97.52           122.48        $135.63
                                                                                             ==========        =======
  Van Eck Worldwide Hard Assets Subaccount..........         212.54              23.91           236.45        $ 92.79
                                                                                             ==========        =======
  Van Eck Worldwide Emerging Markets Subaccount.....         916.01              63.02           979.03        $ 63.90
                                                                                             ==========        =======
  Van Eck Worldwide Real Estate Subaccount..........         313.98             166.70           480.68        $ 97.70
                                                                                             ==========        =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


-------------------------------------------------------------------------------------------------------------------------
                                                                           SURVIVOR OPTIONS PREMIER
                                                                                     2002
-------------------------------------------------------------------------------------------------------------------------
                                                                          NET (DECREASE)/
                                                         UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                      BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
-------------------------------------------------------------------------------------------------------------------------
Alger American Fund:
  Alger American Small Capitalization Subaccount....       1,442.64             182.72         1,625.36        $ 58.75
                                                                                             ==========        =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II.....................       1,419.99           1,027.56         2,447.55        $ 33.91
                                                                                             ==========        =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II........................         645.36           1,342.05         1,987.41        $ 62.88
                                                                                             ==========        =======
American Century
  VP International..................................             --              33.03            33.03        $ 78.31
                                                                                             ==========        =======
  VP Ultra..........................................             --               4.21             4.21        $ 77.70
                                                                                             ==========        =======
  VP Value..........................................             --              66.71            66.71        $ 80.66
                                                                                             ==========        =======
Oppenheimer
  Capital Appreciation..............................             --              52.04            52.04        $ 74.42
                                                                                             ==========        =======
  Global Securities.................................             --               6.44             6.44        $ 75.86
                                                                                             ==========        =======
  Main St Growth & Inc..............................             --              47.35            47.35        $ 78.33
                                                                                             ==========        =======
Dreyfus
  Appreciation......................................             --              61.10            61.10        $ 79.77
                                                                                             ==========        =======
Janus
  Capital Appreciation..............................             --               3.92             3.92        $ 86.13
                                                                                             ==========        =======
  International Growth..............................             --                 --               --             --
                                                                                             ==========        =======
  Global Technology.................................             --               4.55             4.55        $ 68.03
                                                                                             ==========        =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


--------------------------------------------------------------------------------------------------------------------------
                                                                             SURVIVOR OPTIONS ELITE
                                                                                      2002
--------------------------------------------------------------------------------------------------------------------------
                                                                           NET (DECREASE)/
                                                          UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                       BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
--------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount..................................         386.30             227.93           614.23        $183.12
                                                                                               =========        =======
  Money Market Subaccount............................      21,923.63            (191.39)       21,732.24        $150.32
                                                                                               =========        =======
  Bond Subaccount....................................         414.57             717.37         1,131.94        $199.56
                                                                                               =========        =======
  Managed Subaccount.................................         231.13             306.27           537.40        $203.62
                                                                                               =========        =======
  Aggressive Growth Subaccount.......................       1,156.47           1,048.05         2,204.52        $238.47
                                                                                               =========        =======
  International Subaccount...........................       1,809.65             455.90         2,265.55        $162.73
                                                                                               =========        =======
  All Pro Large Cap Growth Subaccount................       3,785.40           2,082.19         5,867.59        $ 62.68
                                                                                               =========        =======
  All Pro Large Cap Value Subaccount.................       2,064.63           2,337.23         4,401.86        $ 77.47
                                                                                               =========        =======
  All Pro Small Cap Growth Subaccount................       5,031.06           1,821.98         6,853.04        $ 73.06
                                                                                               =========        =======
  All Pro Small Cap Value Subaccount.................       3,963.43           3,358.83         7,322.26        $ 80.53
                                                                                               =========        =======
  Equity 500 Index Subaccount........................       9,558.39           2,146.68        11,705.07        $195.22
                                                                                               =========        =======
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A:
  2006 Series........................................             --                 --               --             --
                                                                                               =========        =======
Variable Insurance Products Fund:
  Equity-Income Subaccount...........................       3,506.78           1,330.35         4,837.13        $192.33
                                                                                               =========        =======
  Growth Subaccount..................................       8,618.51           1,802.94        10,421.45        $176.05
                                                                                               =========        =======
  High Income Subaccount.............................       1,186.83             552.29         1,739.12        $103.58
                                                                                               =========        =======
  Overseas Subaccount................................       4,824.88           1,259.88         6,084.76        $ 98.79
                                                                                               =========        =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount...........................       3,758.57           1,054.02         4,812.59        $156.28
                                                                                               =========        =======
  Investment Grade Bond Subaccount...................       2,661.12           2,362.14         5,023.26        $172.91
                                                                                               =========        =======
  Contrafund Subaccount..............................       6,370.88           1,135.15         7,506.03        $157.45
                                                                                               =========        =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount...................       1,020.42             541.65         1,562.07        $150.80
                                                                                               =========        =======
  Partners Subaccount................................       1,011.98             383.39         1,395.37        $ 67.63
                                                                                               =========        =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


--------------------------------------------------------------------------------------------------------------------------
                                                                             SURVIVOR OPTIONS ELITE
                                                                                      2002
--------------------------------------------------------------------------------------------------------------------------
                                                                           NET (DECREASE)/
                                                          UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                       BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
--------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount..................         169.83             489.43           659.26        $135.63
                                                                                               =========        =======
  Van Eck Worldwide Hard Assets Subaccount...........         716.17              37.71           753.88        $ 92.79
                                                                                               =========        =======
  Van Eck Worldwide Emerging Markets Subaccount......       2,706.02             109.09         2,815.11        $ 63.90
                                                                                               =========        =======
  Van Eck Worldwide Real Estate Subaccount...........         958.18             540.27         1,498.45        $ 97.70
                                                                                               =========        =======
Alger American Fund:
  Alger American Small Capitalization Subaccount.....       3,141.49             735.85         3,877.34        $ 58.75
                                                                                               =========        =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II......................       7,001.47           1,929.48         8,930.95        $ 33.91
                                                                                               =========        =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II.........................       1,249.56           2,531.55         3,781.11        $ 62.88
                                                                                               =========        =======
American Century
  VP International...................................             --             384.01           384.01        $ 78.31
                                                                                               =========        =======
  VP Ultra...........................................             --                 --               --             --
                                                                                               =========        =======
  VP Value...........................................             --             207.13           207.13        $ 80.66
                                                                                               =========        =======
Oppenheimer
  Capital Appreciation...............................             --             346.56           346.56        $ 74.42
                                                                                               =========        =======
  Global Securities..................................             --              32.54            32.54        $ 75.86
                                                                                               =========        =======
  Main St Growth & Inc...............................             --             335.39           335.39        $ 78.33
                                                                                               =========        =======
Dreyfus
  Appreciation.......................................             --             534.36           534.36        $ 79.77
                                                                                               =========        =======
Janus
  Capital Appreciation...............................             --             141.47           141.47        $ 86.13
                                                                                               =========        =======
  International Growth...............................             --              22.69            22.69        $ 74.72
                                                                                               =========        =======
  Global Technology..................................             --                 --               --             --
                                                                                               =========        =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

4.  RELATED PARTY TRANSACTIONS

Provident Mutual makes certain deductions from premiums before amounts are allocated to each Separate Account selected by the policyholder. The deductions may include (1) administrative charges, (2) state premium taxes, (3) premium processing charges, (4) premiums for supplementary benefits, (5) premiums for extra mortality risks, (6) sales charges, (7) premiums for optional benefits,
(8) a risk charge for the guaranteed minimum death benefit, and (9) Federal tax charges. Premiums adjusted for these deductions are recorded as net premiums in the statement of changes in net assets. See original policy documents for specific charges assessed.

In addition to the aforementioned charges, each Separate Account is charged for mortality and expense risks assumed by Provident Mutual. The annual rates charged to cover these risks range from 0.35% to 0.75% of the net assets held for the benefit of policyholders. For some policyholders, this may be increased on a prospective basis, but cannot exceed 0.90%.

Each Separate Account is also charged by Provident Mutual for the cost of insurance protection. For single premium policies, the charge is accrued daily and deducted annually from the amount invested. For scheduled premium, modified premium and flexible premium adjustable policies, the charge is deducted monthly. The amount of the charge is computed based upon the amount of insurance provided during the year and the insured's attained age. Depending upon the type of policy, additional monthly deductions may be made for (1) administrative charges, (2) minimum death benefit charges, (3) first year policy charges and
(4) supplementary charges. See original policy documents for additional monthly charges. These charges are included in the statements of changes in net assets.

During any given policy year, the first four or twelve transfers (depending on the policy) by a policyholder of amounts in the Subaccounts are free of charge. A fee of $25 is assessed for each additional transfer.

The policies provide for an initial free-look period. If a policy is cancelled within certain time constraints, the policyholder will receive a refund equal to the policy account value plus reimbursements of certain deductions previously made under the policy. Where state law requires a minimum refund equal to gross premiums paid, the refund will instead equal the gross premiums paid on the policy and will not reflect investment experience.

If a policy is surrendered within the first 9-15 policy years (depending on the policy), a contingent deferred sales load charge and/or contingent deferred administrative charge are assessed. These charges are recorded as administrative charges in the statements of changes in net assets.

For scheduled premium and single premium policies, Provident Mutual has agreed to make a daily adjustment to the net rate of return of the Growth, Money Market and Bond Subaccounts to offset completely all Market Street Fund, Inc. expenses charged to the portfolios in which the Subaccounts invest, except for (1) all brokers' commissions, (2) transfer taxes, investment advisory fees and other fees and expenses for services relating to purchases and sales of portfolio investments, and (3) income tax liabilities. The total amounts reimbursed for the Growth, Money Market and Bond Subaccounts for the nine months ended September 30, 2002 and the year ended December 31, 2001 were as follows:

                                               ALL PRO        MONEY
                                             BROAD EQUITY     MARKET        BOND
                                              SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
                                             ------------   ----------   ----------
Nine months ending September 30, 2002......    $18,446        $1,401       $2,264
Year ending December 31, 2001..............    $28,549        $1,733       $3,203

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

4. RELATED PARTY TRANSACTIONS, CONTINUED

These amounts are shown as an operating expense reimbursement reducing total expenses in the statements of operations.


Provident Mutual makes a daily asset charge against the assets of the Zero Coupon Bond 2006 Series Subaccount. The charge is to reimburse Provident Mutual for the transaction charge paid directly by Provident Mutual to MLPFS on the sale of the Zero Coupon Trust units to the Zero Coupon Bond 2006 Series Subaccount. Provident Mutual pays these amounts from General Account assets. The amount of the asset charge currently is equivalent to an effective annual rate of .25% of the average daily net assets of each Subaccount. This amount may be increased in the future, but in no event will it exceed an effective annual rate of .50%. The charge will be cost based (taking into account the loss of interest) with no anticipated element of profit for Provident Mutual.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Report of Independent Accountants

--------------------------------------------------------------------------------

To the Policyholders and
  Board of Directors of
Provident Mutual Life Insurance
  Company:

In our opinion, the accompanying statements of assets and liabilities of the Provident Mutual Variable Life Separate Account (comprising twenty-eight subaccounts, hereafter collectively referred to as the "Separate Account") and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the Separate Account at December 31, 2001, and the results of its operations and changes in its net assets for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the Separate Account; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian, provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania
January 18, 2002

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Assets and Liabilities, December 31, 2001

--------------------------------------------------------------------------------

                                            ALL PRO
                                             BROAD          MONEY                                    MID CAP
                                             EQUITY        MARKET         BOND        BALANCED       GROWTH      INTERNATIONAL
                                           SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Market Street Fund,
  Inc., at fair value:
  All Pro Broad Equity Portfolio........  $173,372,963
  Money Market Portfolio................                 $53,041,046
  Bond Portfolio........................                               $19,745,829
  Balanced Portfolio....................                                             $40,134,504
  Mid Cap Growth Portfolio..............                                                           $67,284,654
  International Portfolio...............                                                                          $47,390,445
Dividends receivable....................                      66,767
                                          ------------   -----------   -----------   -----------   -----------    -----------
Total Assets............................   173,372,963    53,107,813    19,745,829    40,134,504    67,284,654     47,390,445
                                          ------------   -----------   -----------   -----------   -----------    -----------
LIABILITIES
Payable to Provident Mutual Life
  Insurance Company.....................       126,226       381,821        14,947        76,489       100,000
                                          ------------   -----------   -----------   -----------   -----------    -----------
NET ASSETS..............................  $173,246,737   $52,725,992   $19,730,882   $40,058,015   $67,184,654    $47,390,445
                                          ============   ===========   ===========   ===========   ===========    ===========
Held for the benefit of policyholders...  $173,185,747   $52,596,697   $19,710,550   $39,942,125   $66,892,976    $47,308,575
Attributable to Provident Mutual Life
  Insurance Company.....................        60,990       129,295        20,332       115,890       291,678         81,870
                                          ------------   -----------   -----------   -----------   -----------    -----------
                                          $173,246,737   $52,725,992   $19,730,882   $40,058,015   $67,184,654    $47,390,445
                                          ============   ===========   ===========   ===========   ===========    ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Assets and Liabilities, December 31, 2001

--------------------------------------------------------------------------------

                                                            ALL PRO       ALL PRO       ALL PRO       ALL PRO
                                                           LARGE CAP     LARGE CAP     SMALL CAP     SMALL CAP     EQUITY 500
                                                            GROWTH         VALUE        GROWTH         VALUE         INDEX
                                                          SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Market Street Fund, Inc., at fair
  value:
  All Pro Large Cap Growth Portfolio....................  $23,584,313
  All Pro Large Cap Value Portfolio.....................                $14,192,246
  All Pro Small Cap Growth Portfolio....................                              $29,304,856
  All Pro Small Cap Value Portfolio.....................                                            $19,001,687
  Equity 500 Index Portfolio............................                                                          $189,993,908
Receivable from Provident Mutual Life Insurance
  Company...............................................                                   20,000                       40,000
                                                          -----------   -----------   -----------   -----------   ------------
NET ASSETS..............................................  $23,584,313   $14,192,246   $29,324,856   $19,001,687   $190,033,908
                                                          ===========   ===========   ===========   ===========   ============
Held for the benefit of policyholders...................  $23,477,074   $14,160,003   $29,313,379   $18,955,712   $190,020,756
Attributable to Provident Mutual Life Insurance
  Company...............................................      107,239        32,243        11,477        45,975         13,152
                                                          -----------   -----------   -----------   -----------   ------------
                                                          $23,584,313   $14,192,246   $29,324,856   $19,001,687   $190,033,908
                                                          ===========   ===========   ===========   ===========   ============

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Assets and Liabilities, December 31, 2001

--------------------------------------------------------------------------------

                                                              ZERO COUPON BOND
                                                                2006 SERIES
                                                                 SUBACCOUNT
------------------------------------------------------------------------------
ASSETS
Investment in the Stripped ("Zero") U.S. Treasury Securities
  Fund, Provident Mutual Series A, at fair value:
  2006 Series...............................................    $14,276,892
                                                                -----------
LIABILITIES
  Payable to Provident Mutual Life Insurance Company........         19,067
                                                                -----------
NET ASSETS..................................................    $14,257,825
                                                                ===========
Held for the benefit of policyholders.......................    $14,229,997
Attributable to Provident Mutual Life Insurance Company.....         27,828
                                                                -----------
                                                                $14,257,825
                                                                ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Assets and Liabilities, December 31, 2001

--------------------------------------------------------------------------------

                                                           FIDELITY                     FIDELITY                    FIDELITY
                                                           EQUITY-        FIDELITY        HIGH        FIDELITY        ASSET
                                                            INCOME         GROWTH        INCOME       OVERSEAS       MANAGER
                                                          SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Variable Insurance Products Fund, at
  fair value:
  Equity-Income Portfolio..............................  $136,397,219
  Growth Portfolio.....................................                 $226,770,036
  High Income Portfolio................................                                $15,849,124
  Overseas Portfolio...................................                                              $46,749,289
Investment in the Variable Insurance Products Fund II,
  at fair value:
  Asset Manager Portfolio..............................                                                            $51,084,474
Receivable from Provident Mutual Life Insurance
  Company..............................................        45,000         67,000        15,000
                                                         ------------   ------------   -----------   -----------   -----------
NET ASSETS.............................................  $136,442,219   $226,837,036   $15,864,124   $46,749,289   $51,084,474
                                                         ============   ============   ===========   ===========   ===========
Held for the benefit of policyholders..................  $136,433,163   $226,827,837   $15,851,604   $46,719,391   $51,047,025
Attributable to Provident Mutual Life Insurance
  Company..............................................         9,056          9,199        12,520        29,898        37,449
                                                         ------------   ------------   -----------   -----------   -----------
                                                         $136,442,219   $226,837,036   $15,864,124   $46,749,289   $51,084,474
                                                         ============   ============   ===========   ===========   ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Assets and Liabilities, December 31, 2001

--------------------------------------------------------------------------------

                                                               FIDELITY                     NEUBERGER       NEUBERGER
                                                              INVESTMENT     FIDELITY     BERMAN LIMITED     BERMAN
                                                              GRADE BOND    CONTRAFUND    MATURITY BOND     PARTNERS
                                                              SUBACCOUNT    SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Variable Insurance Products Fund II, at
  fair value:
  Investment Grade Bond Portfolio...........................  $32,599,830
  Contrafund Portfolio......................................                $90,018,221
Investment in the Neuberger Berman Advisers Management
  Trust, at fair value:
  Limited Maturity Bond Portfolio...........................                               $12,698,969
  Partners Portfolio........................................                                               $28,799,368
Receivable from Provident Mutual Life Insurance Company.....                     30,000
                                                              -----------   -----------    -----------     -----------
Total Assets................................................  32,599,830     90,048,221     12,698,969      28,799,368
                                                              -----------   -----------    -----------     -----------
LIABILITIES
Payable to Provident Mutual Life Insurance Company..........                                                   100,000
                                                              -----------   -----------    -----------     -----------
NET ASSETS..................................................  $32,599,830   $90,048,221    $12,698,969     $28,699,368
                                                              ===========   ===========    ===========     ===========
Held for the benefit of policyholders.......................  $32,598,489   $90,034,681    $12,664,205     $28,575,139
Attributable to Provident Mutual Life Insurance Company.....       1,341         13,540         34,764         124,229
                                                              -----------   -----------    -----------     -----------
                                                              $32,599,830   $90,048,221    $12,698,969     $28,699,368
                                                              ===========   ===========    ===========     ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Assets and Liabilities, December 31, 2001

--------------------------------------------------------------------------------

                                                                                    VAN ECK                       ALGER
                                                        VAN ECK       VAN ECK      WORLDWIDE      VAN ECK        AMERICAN
                                                       WORLDWIDE     WORLDWIDE     EMERGING      WORLDWIDE        SMALL
                                                          BOND      HARD ASSETS     MARKETS     REAL ESTATE   CAPITALIZATION
                                                       SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Van Eck Worldwide Insurance Trust,
  at fair value:
  Van Eck Worldwide Bond Portfolio...................  $4,980,070
  Van Eck Worldwide Hard Assets Portfolio............               $3,281,093
  Van Eck Worldwide Emerging Markets Portfolio.......                             $13,023,484
  Van Eck Worldwide Real Estate Portfolio............                                           $2,175,138
Investment in the Alger American Fund, at fair value:
  Alger American Small Capitalization Portfolio......                                                          $29,258,796
Receivable from Provident Mutual Life Insurance
  Company............................................                                                               35,000
                                                       ----------   ----------    -----------   ----------     -----------
NET ASSETS...........................................  $4,980,070   $3,281,093    $13,023,484   $2,175,138     $29,293,796
                                                       ==========   ==========    ===========   ==========     ===========
Held for the benefit of policyholders................  $4,961,946   $3,247,589    $12,998,551   $2,136,670     $29,281,783
Attributable to Provident Mutual Life Insurance
  Company............................................     18,124        33,504         24,933       38,468          12,013
                                                       ----------   ----------    -----------   ----------     -----------
                                                       $4,980,070   $3,281,093    $13,023,484   $2,175,138     $29,293,796
                                                       ==========   ==========    ===========   ==========     ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Assets and Liabilities, December 31, 2001

--------------------------------------------------------------------------------

                                                                  STRONG         STRONG
                                                                 MID-CAP       OPPORTUNITY
                                                              GROWTH FUND II     FUND II
                                                                SUBACCOUNT     SUBACCOUNT
------------------------------------------------------------------------------------------
ASSETS
Investment in the Strong Variable Insurance Funds, Inc., at
  fair value:
  Strong Mid Cap Growth Fund II.............................    $7,211,775
Investment in the Strong Opportunity Fund II, Inc., at fair
  value:
  Strong Opportunity Fund II................................                   $5,218,214
                                                                ----------     ----------
NET ASSETS..................................................    $7,211,775     $5,218,214
                                                                ==========     ==========
Held for the benefit of policyholders.......................    $7,205,496     $5,178,523
Attributable to Provident Mutual Life Insurance Company.....         6,279         39,691
                                                                ----------     ----------
                                                                $7,211,775     $5,218,214
                                                                ==========     ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Operations for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                           **ALL PRO
                                             BROAD         MONEY                                  **MID CAP
                                             EQUITY        MARKET        BOND      **BALANCED       GROWTH      INTERNATIONAL
                                           SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...............................  $  4,715,103   $1,659,110   $ 980,066    $ 1,567,812   $  9,305,175   $  2,032,796
EXPENSES
Mortality and expense risks.............     1,141,470     324,204      118,344        265,971        432,936        336,583
Operating expense reimbursement.........       (28,549)     (1,733)      (3,203)
                                          ------------   ----------   ----------   -----------   ------------   ------------
Total expenses..........................     1,112,921     322,471      115,141        265,971        432,936        336,583
                                          ------------   ----------   ----------   -----------   ------------   ------------
Net investment income...................     3,602,182   1,336,639      864,925      1,301,841      8,872,239      1,696,213
                                          ------------   ----------   ----------   -----------   ------------   ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
Realized gain distributions
  reinvested............................    16,622,132                               2,219,359      6,821,120      3,104,335
Net realized gain (loss) from redemption
  of investment shares..................     1,830,683                    2,438        574,205        938,370       (317,617)
                                          ------------   ----------   ----------   -----------   ------------   ------------
Net realized gain on investments........    18,452,815                    2,438      2,793,564      7,759,490      2,786,718
                                          ------------   ----------   ----------   -----------   ------------   ------------
Net unrealized appreciation
  (depreciation) of investments:
  Beginning of year.....................    29,874,071                  367,008      4,130,462     17,994,836      3,076,995
  End of year...........................   (19,840,421)                 624,189     (3,300,840)    (1,420,355)    (8,200,329)
                                          ------------   ----------   ----------   -----------   ------------   ------------
Net unrealized (depreciation)
  appreciation of investments during the
  year..................................   (49,714,492)                 257,181     (7,431,302)   (19,415,191)   (11,277,324)
                                          ------------   ----------   ----------   -----------   ------------   ------------
Net realized and unrealized (loss) gain
  on investments........................   (31,261,677)                 259,619     (4,637,738)   (11,655,701)    (8,490,606)
                                          ------------   ----------   ----------   -----------   ------------   ------------
Net (decrease) increase in net assets
  resulting from operations.............  $(27,659,495)  $1,336,639   $1,124,544   $(3,335,897)  $ (2,783,462)  $ (6,794,393)
                                          ============   ==========   ==========   ===========   ============   ============

---------------
** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
   Balanced and Mid Cap Growth Subaccounts were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Operations for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                         ALL PRO      ALL PRO       ALL PRO       ALL PRO
                                                        LARGE CAP    LARGE CAP     SMALL CAP     SMALL CAP     EQUITY 500
                                                         GROWTH        VALUE         GROWTH        VALUE         INDEX
                                                       SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends............................................  $    12,615   $ 112,908                   $  62,019    $  2,208,807
EXPENSES
Mortality and expense risks..........................      160,720      84,914    $    208,356      98,037       1,310,330
                                                       -----------   ---------    ------------   ----------   ------------
Net investment (loss) income.........................     (148,105)     27,994        (208,356)    (36,018)        898,477
                                                       -----------   ---------    ------------   ----------   ------------
NET REALIZED AND UNREALIZED (LOSS) GAIN ON
  INVESTMENTS
Realized gain distributions reinvested...............
Net realized (loss) gain from redemption of
  investment shares..................................     (800,159)   (137,667)        482,637     810,535      (1,541,166)
                                                       -----------   ---------    ------------   ----------   ------------
Net realized (loss) gain on investments..............     (800,159)   (137,667)        482,637     810,535      (1,541,166)
                                                       -----------   ---------    ------------   ----------   ------------
Net unrealized (depreciation) appreciation of
  investments:
  Beginning of year..................................   (3,603,720)     46,211      (6,435,030)  1,513,533     (13,252,242)
  End of year........................................   (8,524,824)     91,723     (11,997,704)  2,618,796     (38,529,607)
                                                       -----------   ---------    ------------   ----------   ------------
Net unrealized (depreciation) appreciation of
  investments during the year........................   (4,921,104)     45,512      (5,562,674)  1,105,263     (25,277,365)
                                                       -----------   ---------    ------------   ----------   ------------
Net realized and unrealized (loss) gain on
  investments........................................   (5,721,263)    (92,155)     (5,080,037)  1,915,798     (26,818,531)
                                                       -----------   ---------    ------------   ----------   ------------
Net (decrease) increase in net assets resulting from
  operations.........................................  $(5,869,368)  $ (64,161)   $ (5,288,393)  $1,879,780   $(25,920,054)
                                                       ===========   =========    ============   ==========   ============

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statement of Operations for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                              ZERO COUPON BOND
                                                                2006 SERIES
                                                                 SUBACCOUNT
------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends
EXPENSES
Mortality and expense risks.................................     $  123,063
Asset charge................................................          5,381
                                                                 ----------
Net investment loss.........................................       (128,444)
                                                                 ----------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS
Realized gain distributions reinvested......................
Net realized gain from redemption of investment shares......        695,057
                                                                 ----------
Net realized gain on investments............................        695,057
                                                                 ----------
Net unrealized appreciation of investments:
  Beginning of year.........................................      1,946,917
  End of year...............................................      2,380,730
                                                                 ----------
Net unrealized appreciation of investments during the
  year......................................................        433,813
                                                                 ----------
Net realized and unrealized gain on investments.............      1,128,870
                                                                 ----------
Net increase in net assets resulting from operations........     $1,000,426
                                                                 ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Operations for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                       FIDELITY                     FIDELITY                     FIDELITY
                                                       EQUITY-        FIDELITY        HIGH         FIDELITY        ASSET
                                                        INCOME         GROWTH        INCOME        OVERSEAS       MANAGER
                                                      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends..........................................  $  2,267,244   $    183,348   $ 2,224,121   $  2,642,036   $ 2,130,865
EXPENSES
Mortality and expense risks........................       957,256      1,642,695       118,887        347,940       359,323
                                                     ------------   ------------   -----------   ------------   -----------
Net investment income (loss).......................     1,309.988     (1,459,347)    2,105,234      2,294,096     1,771,542
                                                     ------------   ------------   -----------   ------------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested.............     6,369,875     17,234,698                    4,176,122       799,074
Net realized gain (loss) from redemption of
  investment shares................................     1,187,043      3,739,150    (4,880,695)    (1,734,265)     (103,386)
                                                     ------------   ------------   -----------   ------------   -----------
Net realized gain (loss) on investments............     7,556,918     20,973,848    (4,880,695)     2,441,857       695,688
                                                     ------------   ------------   -----------   ------------   -----------
Net unrealized appreciation (depreciation) of
  investments:
  Beginning of year................................    16,230,724     29,587,051    (5,061,854)    (3,661,472)   (1,105,991)
  End of year......................................      (528,037)   (39,045,767)   (4,323,012)   (20,762,878)   (6,094,256)
                                                     ------------   ------------   -----------   ------------   -----------
Net unrealized (depreciation) appreciation of
  investments during the year......................   (16,758,761)   (68,632,818)      738,842    (17,101,406)   (4,988,265)
                                                     ------------   ------------   -----------   ------------   -----------
Net realized and unrealized loss on investments....    (9,201,843)   (47,658,970)   (4,141,853)   (14,659,549)   (4,292,577)
                                                     ------------   ------------   -----------   ------------   -----------
Net decrease in net assets resulting from
  operations.......................................  $ (7,891,855)  $(49,118,317)  $(2,036,619)  $(12,365,453)  $(2,521,035)
                                                     ============   ============   ===========   ============   ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Operations for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                               FIDELITY                     NEUBERGER       NEUBERGER
                                                              INVESTMENT     FIDELITY     BERMAN LIMITED     BERMAN
                                                              GRADE BOND    CONTRAFUND    MATURITY BOND     PARTNERS
                                                              SUBACCOUNT    SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...................................................  $1,283,759   $    676,392      $554,408      $   107,524
EXPENSES
Mortality and expense risks.................................    195,444         615,325        73,131          196,957
                                                              ----------   ------------      --------      -----------
Net investment income (loss)................................  1,088,315          61,067       481,277          (89,433)
                                                              ----------   ------------      --------      -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain distributions reinvested......................                  2,387,267                      1,021,477
Net realized gain (loss) from redemption of investment
  shares....................................................     63,179         517,220       (46,575)        (702,707)
                                                              ----------   ------------      --------      -----------
Net realized gain (loss) on investments.....................     63,179       2,904,487       (46,575)         318,770
                                                              ----------   ------------      --------      -----------
Net unrealized appreciation (depreciation) of investments:
  Beginning of year.........................................    628,599       2,017,762       (11,624)      (4,307,086)
  End of year...............................................  1,396,797     (13,190,335)      326,161       (5,521,743)
                                                              ----------   ------------      --------      -----------
Net unrealized appreciation (depreciation) of investments
  during the year...........................................    768,198     (15,208,097)      337,785       (1,214,657)
                                                              ----------   ------------      --------      -----------
Net realized and unrealized gain (loss) on investments......    831,377     (12,303,610)      291,210         (895,887)
                                                              ----------   ------------      --------      -----------
Net increase (decrease) in net assets resulting from
  operations................................................  $1,919,692   $(12,242,543)     $772,487      $  (985,320)
                                                              ==========   ============      ========      ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Operations for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                                                  VAN ECK      VAN ECK
                                                      VAN ECK       VAN ECK      WORLDWIDE    WORLDWIDE    ALGER AMERICAN
                                                     WORLDWIDE     WORLDWIDE     EMERGING        REAL          SMALL
                                                        BOND      HARD ASSETS     MARKETS       ESTATE     CAPITALIZATION
                                                     SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends..........................................  $ 238,251     $  39,666                   $ 39,011     $     14,847
EXPENSES
Mortality and expense risks........................     37,215        24,103    $    88,598      11,345          270,567
                                                     ---------     ---------    -----------    --------     ------------
Net investment income (loss).......................    201,036        15,563        (88,598)     27,666         (255,720)
                                                     ---------     ---------    -----------    --------     ------------
NET REALIZED AND UNREALIZED (LOSS) GAIN ON
  INVESTMENTS
Realized gain distributions reinvested.............
Net realized (loss) gain from redemption of
  investment shares................................   (124,000)     (140,045)       345,572      25,253       (4,295,124)
                                                     ---------     ---------    -----------    --------     ------------
Net realized (loss) gain on investments............   (124,000)     (140,045)       345,572      25,253       (4,295,124)
                                                     ---------     ---------    -----------    --------     ------------
Net unrealized (depreciation) appreciation of
  investments:
  Beginning of year................................   (285,554)      223,533     (3,633,159)    132,489      (18,008,924)
  End of year......................................   (663,508)      (63,279)    (4,178,208)    172,118      (24,791,034)
                                                     ---------     ---------    -----------    --------     ------------
Net unrealized (depreciation) appreciation of
  investments during the year......................   (377,954)     (286,812)      (545,049)     39,629       (6,782,110)
                                                     ---------     ---------    -----------    --------     ------------
Net realized and unrealized (loss) gain on
  investments......................................   (501,954)     (426,857)      (199,477)     64,882      (11,077,234)
                                                     ---------     ---------    -----------    --------     ------------
Net (decrease) increase in net assets resulting
  from operations..................................  $(300,918)    $(411,294)   $  (288,075)   $ 92,548     $(11,332,954)
                                                     =========     =========    ===========    ========     ============

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Operations for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                                  STRONG          STRONG
                                                                 MID-CAP        OPPORTUNITY
                                                              GROWTH FUND II      FUND II
                                                                SUBACCOUNT      SUBACCOUNT
-------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...................................................                     $  18,806
EXPENSES
Mortality and expense risks.................................   $    44,342          23,706
                                                               -----------       ---------
Net investment loss.........................................       (44,342)         (4,900)
                                                               -----------       ---------
NET REALIZED AND UNREALIZED (LOSS) GAIN ON INVESTMENTS
Realized gain distributions reinvested......................                       769,954
Net realized loss from redemption of investment shares......    (1,401,247)        (76,806)
                                                               -----------       ---------
Net realized (loss) gain on investments.....................    (1,401,247)        693,148
                                                               -----------       ---------
Net unrealized depreciation of investments:
  Beginning of year.........................................    (1,726,217)       (191,343)
  End of year...............................................    (2,658,078)       (944,556)
                                                               -----------       ---------
Net unrealized depreciation of investments during the
  year......................................................      (931,861)       (753,213)
                                                               -----------       ---------
Net realized and unrealized loss on investments.............    (2,333,108)        (60,065)
                                                               -----------       ---------
Net decrease in net assets resulting from operations........   $(2,377,450)      $ (64,965)
                                                               ===========       =========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Operations for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                            MONEY                                 AGGRESSIVE
                                              GROWTH        MARKET        BOND        MANAGED       GROWTH      INTERNATIONAL
                                            SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.................................  $ 3,103,302   $2,397,365   $ 875,572    $ 1,444,529   $ 1,190,607    $ 1,378,416
EXPENSES
Mortality and expense risks...............    1,298,099     281,934       98,857        279,129       360,962        353,516
Operating expense reimbursement...........      (32,698)     (1,754)      (2,901)
                                            -----------   ----------   ----------   -----------   -----------    -----------
Total expenses............................    1,265,401     280,180       95,956        279,129       360,962        353,516
                                            -----------   ----------   ----------   -----------   -----------    -----------
Net investment income.....................    1,837,901   2,117,185      779,616      1,165,400       829,645      1,024,900
                                            -----------   ----------   ----------   -----------   -----------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested....   13,859,576                               2,193,962     2,489,984      5,468,188
Net realized gain from redemption of
  investment shares.......................    8,444,696                   75,031      1,257,138     1,783,250        936,021
                                            -----------   ----------   ----------   -----------   -----------    -----------
Net realized gain on investments..........   22,304,272                   75,031      3,451,100     4,273,234      6,404,209
                                            -----------   ----------   ----------   -----------   -----------    -----------
Net unrealized appreciation (depreciation)
  of investments:
  Beginning of year.......................   36,701,349                  (64,965)     5,401,466     6,812,200     12,279,992
  End of year.............................   29,874,071                  367,008      4,130,462    17,994,836      3,076,995
                                            -----------   ----------   ----------   -----------   -----------    -----------
Net unrealized (depreciation) appreciation
  of investments during the year..........   (6,827,278)                 431,973     (1,271,004)   11,182,636     (9,202,997)
                                            -----------   ----------   ----------   -----------   -----------    -----------
Net realized and unrealized gain (loss) on
  investments.............................   15,476,994                  507,004      2,180,096    15,455,870     (2,798,788)
                                            -----------   ----------   ----------   -----------   -----------    -----------
Net increase (decrease) in net assets
  resulting from operations...............  $17,314,895   $2,117,185   $1,286,620   $ 3,345,496   $16,285,515    $(1,773,888)
                                            ===========   ==========   ==========   ===========   ===========    ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Operations for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                         ALL PRO      ALL PRO       ALL PRO       ALL PRO       **EQUITY
                                                        LARGE CAP    LARGE CAP     SMALL CAP     SMALL CAP        500
                                                         GROWTH        VALUE         GROWTH        VALUE         INDEX
                                                       SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends............................................  $   510,054   $  81,485    $    632,678   $  14,357
EXPENSES
Mortality and expense risks..........................      186,273      67,624         263,074      47,115    $  1,413,611
                                                       -----------   ---------    ------------   ----------   ------------
Net investment income (loss).........................      323,781      13,861         369,604     (32,758)     (1,413,611)
                                                       -----------   ---------    ------------   ----------   ------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested...............      396,668                     108,294
Net realized gain (loss) from redemption of
  investment shares..................................      214,246     (68,402)      2,953,142     138,567      55,132,897
                                                       -----------   ---------    ------------   ----------   ------------
Net realized gain (loss) on investments..............      610,914     (68,402)      3,061,436     138,567      55,132,897
                                                       -----------   ---------    ------------   ----------   ------------
Net unrealized appreciation (depreciation) of
  investments:
  Beginning of year..................................    3,039,361    (180,205)      8,930,477      12,537      61,065,199
  End of year........................................   (3,603,720)     46,211      (6,435,030)  1,513,533     (13,252,242)
                                                       -----------   ---------    ------------   ----------   ------------
Net unrealized (depreciation) appreciation of
  investments during the year........................   (6,643,081)    226,416     (15,365,507)  1,500,996     (74,317,441)
                                                       -----------   ---------    ------------   ----------   ------------
Net realized and unrealized (loss) gain on
  investments........................................   (6,032,167)    158,014     (12,304,071)  1,639,563     (19,184,544)
                                                       -----------   ---------    ------------   ----------   ------------
Net (decrease) increase in net assets resulting from
  operations.........................................  $(5,708,386)  $ 171,875    $(11,934,467)  $1,606,805   $(20,598,155)
                                                       ===========   =========    ============   ==========   ============

---------------
** Prior to February 7, 2000, this subaccount was known as Fidelity Index 500
   Subaccount.

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statement of Operations for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                              ZERO COUPON BOND
                                                                2006 SERIES
                                                                 SUBACCOUNT
------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends
EXPENSES
Mortality and expense risks.................................     $   85,187
Asset charge................................................         27,595
                                                                 ----------
Net investment loss.........................................       (112,782)
                                                                 ----------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS
Realized gain distributions reinvested
Net realized gain from redemption of investment shares......        634,480
                                                                 ----------
Net realized gain on investments............................        634,480
                                                                 ----------
Net unrealized appreciation of investments:
  Beginning of year.........................................        892,107
  End of year...............................................      1,946,917
                                                                 ----------
Net unrealized appreciation of investments during the
  year......................................................      1,054,810
                                                                 ----------
Net realized and unrealized gain on investments.............      1,689,290
                                                                 ----------
Net increase in net assets resulting from operations........     $1,576,508
                                                                 ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Operations for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                       FIDELITY                     FIDELITY                     FIDELITY
                                                        EQUITY-       FIDELITY        HIGH         FIDELITY        ASSET
                                                        INCOME         GROWTH        INCOME        OVERSEAS       MANAGER
                                                      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...........................................  $ 2,234,379   $    295,490   $ 1,267,459   $    788,522   $ 1,794,917
EXPENSES
Mortality and expense risks.........................      907,578      1,993,708       128,341        418,858       387,542
                                                      -----------   ------------   -----------   ------------   -----------
Net investment income (loss)........................    1,326,801     (1,698,218)    1,139,118        369,664     1,407,375
                                                      -----------   ------------   -----------   ------------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested..............    8,417,892     29,401,209                    4,965,560     4,228,702
Net realized gain (loss) from redemption of
  investment shares.................................    4,186,451      4,541,566    (1,613,681)       354,486     1,075,060
                                                      -----------   ------------   -----------   ------------   -----------
Net realized gain (loss) on investments.............   12,604,343     33,942,775    (1,613,681)     5,320,046     5,303,762
                                                      -----------   ------------   -----------   ------------   -----------
Net unrealized appreciation (depreciation) of
  investments:
  Beginning of year.................................   20,802,103     96,649,271    (1,079,956)    15,070,694     8,174,749
  End of year.......................................   16,230,724     29,587,051    (5,061,854)    (3,661,472)   (1,105,991)
                                                      -----------   ------------   -----------   ------------   -----------
Net unrealized depreciation of investments during
  the year..........................................   (4,571,379)   (67,062,220)   (3,981,898)   (18,732,166)   (9,280,740)
                                                      -----------   ------------   -----------   ------------   -----------
Net realized and unrealized gain (loss) on
  investments.......................................    8,032,964    (33,119,445)   (5,595,579)   (13,412,120)   (3,976,978)
                                                      -----------   ------------   -----------   ------------   -----------
Net increase (decrease) in net assets resulting from
  operations........................................  $ 9,359,765   $(34,817,663)  $(4,456,461)  $(13,042,456)  $(2,569,603)
                                                      ===========   ============   ===========   ============   ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Operations for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                          FIDELITY                       NEUBERGER        NEUBERGER
                                                         INVESTMENT      FIDELITY      BERMAN LIMITED      BERMAN
                                                         GRADE BOND     CONTRAFUND     MATURITY BOND      PARTNERS
                                                         SUBACCOUNT     SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends..............................................  $1,301,510    $    292,744      $ 572,203       $   225,688
EXPENSES
Mortality and expense risks............................    145,446          643,313         57,239           199,008
                                                         ----------    ------------      ---------       -----------
Net investment income (loss)...........................  1,156,064         (350,569)       514,964            26,680
                                                         ----------    ------------      ---------       -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain distributions reinvested.................                  10,626,589                        4,799,637
Net realized (loss) gain from redemption of investment
  shares...............................................    (35,853)       1,280,418       (201,813)         (850,874)
                                                         ----------    ------------      ---------       -----------
Net realized (loss) gain on investments................    (35,853)      11,907,007       (201,813)        3,948,763
                                                         ----------    ------------      ---------       -----------
Net unrealized (depreciation) appreciation of
  investments:
  Beginning of year....................................   (344,879)      20,480,366       (167,931)         (361,993)
  End of year..........................................    628,599        2,017,762        (11,624)       (4,307,086)
                                                         ----------    ------------      ---------       -----------
Net unrealized appreciation (depreciation) of
  investments during the year..........................    973,478      (18,462,604)       156,307        (3,945,093)
                                                         ----------    ------------      ---------       -----------
Net realized and unrealized gain (loss) on
  investments..........................................    937,625       (6,555,597)       (45,506)            3,670
                                                         ----------    ------------      ---------       -----------
Net increase (decrease) in net assets resulting from
  operations...........................................  $2,093,689    $ (6,906,166)     $ 469,458       $    30,350
                                                         ==========    ============      =========       ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Operations for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                                                  VAN ECK
                                                      VAN ECK       VAN ECK      WORLDWIDE      VAN ECK     ALGER AMERICAN
                                                     WORLDWIDE     WORLDWIDE     EMERGING      WORLDWIDE        SMALL
                                                        BOND      HARD ASSETS     MARKETS     REAL ESTATE   CAPITALIZATION
                                                     SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends..........................................  $ 268,111     $  32,358                   $ 16,681
EXPENSES
Mortality and expense risks........................     38,766        21,566    $   127,899       6,759      $    328,830
                                                     ---------     ---------    -----------    --------      ------------
Net investment income (loss).......................    229,345        10,792       (127,899)      9,922          (328,830)
                                                     ---------     ---------    -----------    --------      ------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested.............                                                            15,745,222
Net realized (loss) gain from redemption of
  investment shares................................    (59,420)     (289,865)       578,453      14,548        (1,278,008)
                                                     ---------     ---------    -----------    --------      ------------
Net realized (loss) gain on investments............    (59,420)     (289,865)       578,453      14,548        14,467,214
                                                     ---------     ---------    -----------    --------      ------------
Net unrealized (depreciation) appreciation of
  investments:
  Beginning of year................................   (184,365)     (383,792)     5,968,786     (18,916)        9,761,610
  End of year......................................   (285,554)      223,533     (3,633,159)    132,489       (18,008,924)
                                                     ---------     ---------    -----------    --------      ------------
Net unrealized (depreciation) appreciation of
  investments during the year......................   (101,189)      607,325     (9,601,945)    151,405       (27,770,534)
                                                     ---------     ---------    -----------    --------      ------------
Net realized and unrealized (loss) gain on
  investments......................................   (160,609)      317,460     (9,023,492)    165,953       (13,303,320)
                                                     ---------     ---------    -----------    --------      ------------
Net increase (decrease) in net assets resulting
  from operations..................................  $  68,736     $ 328,252    $(9,151,391)   $175,875      $(13,632,150)
                                                     =========     =========    ===========    ========      ============

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Operations for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                                  STRONG          STRONG
                                                                 MID-CAP        OPPORTUNITY
                                                              GROWTH FUND II      FUND II
                                                                SUBACCOUNT      SUBACCOUNT
-------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...................................................                     $   3,796
EXPENSES
Mortality and expense risks.................................   $    12,143           3,380
                                                               -----------       ---------
Net investment (loss) income................................       (12,143)            416
                                                               -----------       ---------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS
Realized gain distributions reinvested......................       410,487         194,279
Net realized gain (loss) from redemption of investment
  shares....................................................            61          (6,879)
                                                               -----------       ---------
Net realized gain on investments............................       410,548         187,400
                                                               -----------       ---------
Net unrealized depreciation of investments:
  Beginning of year.........................................
  End of year...............................................    (1,726,217)       (191,343)
                                                               -----------       ---------
Net unrealized depreciation of investments during the
  year......................................................    (1,726,217)       (191,343)
                                                               -----------       ---------
Net realized and unrealized loss on investments.............    (1,315,669)         (3,943)
                                                               -----------       ---------
Net decrease in net assets resulting from operations........   $(1,327,812)      $  (3,527)
                                                               ===========       =========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Variable Separate Accounts
of Provident Mutual Life Insurance Company
Statements of Operations for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                                           MONEY                  AGGRESSIVE
                                                             GROWTH        MARKET       BOND        GROWTH     INTERNATIONAL
                                                            SEPARATE      SEPARATE    SEPARATE     SEPARATE      SEPARATE
                                                             ACCOUNT      ACCOUNT      ACCOUNT     ACCOUNT        ACCOUNT
----------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends................................................  $   778,682   $1,756,713   $ 211,268   $  202,553    $   501,072
EXPENSES
Mortality and expense risks..............................    1,443,038      256,368      96,941      255,677        317,732
Operating expense reimbursement..........................       (8,226)                  (1,010)
                                                           -----------   ----------   ---------   ----------    -----------
Total expenses...........................................    1,434,812      256,368      95,931      255,677        317,732
                                                           -----------   ----------   ---------   ----------    -----------
Net investment (loss) income.............................     (656,130)   1,500,345     115,337      (53,124)       183,340
                                                           -----------   ----------   ---------   ----------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain distributions reinvested...................    4,548,806                  165,995    5,023,061      2,570,840
Net realized gain from redemption of investment shares...    8,675,587                   79,237    1,321,430        872,905
                                                           -----------   ----------   ---------   ----------    -----------
Net realized gain on investments.........................   13,224,393                  245,232    6,344,491      3,443,745
                                                           -----------   ----------   ---------   ----------    -----------
Net unrealized appreciation (depreciation) of
  investments:
  Beginning of year......................................   43,642,825                  888,223    7,593,499      3,974,294
  End of year............................................   36,701,349                  (64,965)   6,812,200     12,279,992
                                                           -----------   ----------   ---------   ----------    -----------
Net unrealized (depreciation) appreciation of investments
  during the year........................................   (6,941,476)                (953,188)    (781,299)     8,305,698
                                                           -----------   ----------   ---------   ----------    -----------
Net realized and unrealized gain (loss) on investments...    6,282,917                 (707,956)   5,563,192     11,749,443
                                                           -----------   ----------   ---------   ----------    -----------
Net increase (decrease) in net assets resulting from
  operations.............................................  $ 5,626,787   $1,500,345   $(592,619)  $5,510,068    $11,932,783
                                                           ===========   ==========   =========   ==========    ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Variable Separate Accounts
of Provident Mutual Life Insurance Company
Statements of Operations for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                                            VARIABLE SEPARATE ACCOUNT
------------------------------------------------------------------------------------------------------------------------
                                                                        ALL PRO      ALL PRO      ALL PRO      ALL PRO
                                                                       LARGE CAP    LARGE CAP    SMALL CAP    SMALL CAP
                                                           MANAGED       GROWTH       VALUE        GROWTH       VALUE
                                                         SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends..............................................  $   302,530   $     925    $  23,532                 $   6,660
EXPENSES
Mortality and expense risks............................      286,127     106,933       47,263    $  74,986       26,977
                                                         -----------   ----------   ---------    ----------   ---------
Total expenses.........................................      286,127     106,933       47,263       74,986       26,977
                                                         -----------   ----------   ---------    ----------   ---------
Net investment income (loss)...........................       16,403    (106,008)     (23,731)     (74,986)     (20,317)
                                                         -----------   ----------   ---------    ----------   ---------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain distributions reinvested.................    2,063,055
Net realized gain (loss) from redemption of investment
  shares...............................................    1,222,115     937,158      141,631    1,098,185     (295,056)
                                                         -----------   ----------   ---------    ----------   ---------
Net realized gain (loss) on investments................    3,285,170     937,158      141,631    1,098,185     (295,056)
                                                         -----------   ----------   ---------    ----------   ---------
Net unrealized appreciation (depreciation) of
  investments:
  Beginning of year....................................    8,871,564     511,417      139,747      403,798       13,283
  End of year..........................................    5,401,466   3,039,361     (180,205)   8,930,477       12,537
                                                         -----------   ----------   ---------    ----------   ---------
Net unrealized (depreciation) appreciation of
  investments during the year..........................   (3,470,098)  2,527,944     (319,952)   8,526,679         (746)
                                                         -----------   ----------   ---------    ----------   ---------
Net realized and unrealized (loss) gain on
  investments..........................................     (184,928)  3,465,102     (178,321)   9,624,864     (295,802)
                                                         -----------   ----------   ---------    ----------   ---------
Net (decrease) increase in net assets resulting from
  operations...........................................  $  (168,525)  $3,359,094   $(202,052)   $9,549,878   $(316,119)
                                                         ===========   ==========   =========    ==========   =========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Variable Separate Accounts
of Provident Mutual Life Insurance Company
Statement of Operations for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                              ZERO COUPON BOND
                                                              SEPARATE ACCOUNT
------------------------------------------------------------------------------
                                                                2006 SERIES
                                                                 SUBACCOUNT
------------------------------------------------------------------------------
EXPENSES
Mortality and expense risks.................................    $    86,998
Asset charge................................................         31,129
                                                                -----------
Net investment loss.........................................       (118,127)
                                                                -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized gain from redemption of investment shares......        504,592
                                                                -----------
Net realized gain on investments............................        504,592
                                                                -----------
Net unrealized appreciation (depreciation) of investments:
  Beginning of year.........................................      2,163,181
  End of year...............................................        892,107
                                                                -----------
Net unrealized depreciation of investments during the
  year......................................................     (1,271,074)
                                                                -----------
Net realized and unrealized loss on investments.............       (766,482)
                                                                -----------
Net decrease in net assets resulting from operations........    $  (884,609)
                                                                ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Variable Separate Accounts
of Provident Mutual Life Insurance Company
Statements of Operations for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                                        VARIABLE SEPARATE ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
                                              FIDELITY                    FIDELITY                    FIDELITY
                                               EQUITY-      FIDELITY        HIGH        FIDELITY       ASSET       FIDELITY
                                               INCOME        GROWTH        INCOME       OVERSEAS      MANAGER      INDEX 500
                                             SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends..................................  $ 1,814,813   $   305,785   $ 1,730,285   $   553,518   $1,677,436   $ 1,349,680
EXPENSES
Mortality and expense risks................      910,936     1,425,114       132,829       286,833     365,980      1,156,047
                                             -----------   -----------   -----------   -----------   ----------   -----------
Net investment income (loss)...............      903,877    (1,119,329)    1,597,456       266,685   1,311,456        193,633
                                             -----------   -----------   -----------   -----------   ----------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested.....    4,011,692    19,226,224        64,683       892,772   2,124,752        915,854
Net realized gain (loss) from redemption of
  investment shares........................    4,627,304     5,621,556      (530,612)    1,306,076     968,771      3,885,258
                                             -----------   -----------   -----------   -----------   ----------   -----------
Net realized gain (loss) on investments....    8,638,996    24,847,780      (465,929)    2,198,848   3,093,523      4,801,112
                                             -----------   -----------   -----------   -----------   ----------   -----------
Net unrealized appreciation (depreciation)
  of investments:
  Beginning of year........................   23,637,997    52,781,625    (1,380,446)    1,662,167   7,302,249     35,771,600
  End of year..............................   20,802,103    96,649,271    (1,079,956)   15,070,694   8,174,749     61,065,199
                                             -----------   -----------   -----------   -----------   ----------   -----------
Net unrealized (depreciation) appreciation
  of investments during the year...........   (2,835,894)   43,867,646       300,490    13,408,527     872,500     25,293,599
                                             -----------   -----------   -----------   -----------   ----------   -----------
Net realized and unrealized gain (loss) on
  investments..............................    5,803,102    68,715,426      (165,439)   15,607,375   3,966,023     30,094,711
                                             -----------   -----------   -----------   -----------   ----------   -----------
Net increase in net assets resulting from
  operations...............................  $ 6,706,979   $67,596,097   $ 1,432,017   $15,874,060   $5,277,479   $30,288,344
                                             ===========   ===========   ===========   ===========   ==========   ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Variable Separate Accounts
of Provident Mutual Life Insurance Company
Statements of Operations for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                                          VARIABLE SEPARATE ACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
                                              FIDELITY                     NEUBERGER     NEUBERGER      NEUBERGER      NEUBERGER
                                             INVESTMENT      FIDELITY        BERMAN       BERMAN      BERMAN LIMITED     BERMAN
                                             GRADE BOND    CONTRAFUND(R)    BALANCED      GROWTH      MATURITY BOND     PARTNERS
                                             SUBACCOUNT     SUBACCOUNT     SUBACCOUNT   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends..................................  $  528,797     $   237,081    $ 122,080                    $ 391,039      $  23,039
EXPENSES
Mortality and expense risks................     115,042         441,651       16,908    $    66,971        54,078        142,567
                                             -----------    -----------    ---------    -----------     ---------      ---------
Net investment income (loss)...............     413,755        (204,570)     105,172        (66,971)      336,961       (119,528)
                                             -----------    -----------    ---------    -----------     ---------      ---------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested.....     165,897       1,738,597      180,860      1,572,930                       40,068
Net realized gain (loss) from redemption of
  investment shares........................     188,073         940,747      (89,916)    (1,300,114)      (50,951)       140,214
                                             -----------    -----------    ---------    -----------     ---------      ---------
Net realized gain (loss) on investments....     353,970       2,679,344       90,944        272,816       (50,951)       180,282
                                             -----------    -----------    ---------    -----------     ---------      ---------
Net unrealized appreciation (depreciation)
  of investments:
  Beginning of year........................     688,242       8,740,185      277,919        829,761        56,889         62,679
  End of year..............................    (344,879)     20,480,366                                  (167,931)      (361,993)
                                             -----------    -----------    ---------    -----------     ---------      ---------
Net unrealized (depreciation) appreciation
  of investments during the year...........  (1,033,121)     11,740,181     (277,919)      (829,761)     (224,820)      (424,672)
                                             -----------    -----------    ---------    -----------     ---------      ---------
Net realized and unrealized (loss) gain on
  investments..............................    (679,151)     14,419,525     (186,975)      (556,945)     (275,771)      (244,390)
                                             -----------    -----------    ---------    -----------     ---------      ---------
Net (decrease) increase in net assets
  resulting from operations................  $ (265,396)    $14,214,955    $ (81,803)   $  (623,916)    $  61,190      $(363,918)
                                             ===========    ===========    =========    ===========     =========      =========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Variable Separate Accounts
of Provident Mutual Life Insurance Company
Statements of Operations for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                                          VARIABLE SEPARATE ACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
                                               AMERICAN                                  VAN ECK
                                              CENTURY VP     VAN ECK       VAN ECK      WORLDWIDE      VAN ECK     ALGER AMERICAN
                                               CAPITAL      WORLDWIDE     WORLDWIDE     EMERGING      WORLDWIDE        SMALL
                                             APPRECIATION      BOND      HARD ASSETS     MARKETS     REAL ESTATE   CAPITALIZATION
                                              SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends..................................                 $ 221,562    $   32,546                   $  8,422
EXPENSES
Mortality and expense risks................   $  17,307        39,696        17,883    $    69,910       3,504      $   213,671
                                              ---------     ---------    -----------   -----------    --------      -----------
Net investment (loss) income...............     (17,307)      181,866        14,663        (69,910)      4,918         (213,671)
                                              ---------     ---------    -----------   -----------    --------      -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested.....                    98,996                                                 3,576,725
Net realized (loss) gain from redemption of
  investment shares........................    (302,618)       (6,791)     (325,178)    (1,010,030)    (17,087)       1,130,238
                                              ---------     ---------    -----------   -----------    --------      -----------
Net realized (loss) gain on investments....    (302,618)       92,205      (325,178)    (1,010,030)    (17,087)       4,706,963
                                              ---------     ---------    -----------   -----------    --------      -----------
Net unrealized (depreciation) appreciation
  of investments:
  Beginning of year........................    (901,802)      590,559    (1,136,100)    (3,646,142)    (12,423)       1,898,815
  End of year..............................                  (184,365)     (383,792)     5,968,786     (18,916)       9,761,610
                                              ---------     ---------    -----------   -----------    --------      -----------
Net unrealized appreciation (depreciation)
  of investments during the year...........     901,802      (774,924)      752,308      9,614,928      (6,493)       7,862,795
                                              ---------     ---------    -----------   -----------    --------      -----------
Net realized and unrealized gain (loss) on
  investments..............................     599,184      (682,719)      427,130      8,604,898     (23,580)      12,569,758
                                              ---------     ---------    -----------   -----------    --------      -----------
Net increase (decrease) in net assets
  resulting from operations................   $ 581,877     $(500,853)   $  441,793    $ 8,534,988    $(18,662)     $12,356,087
                                              =========     =========    ===========   ===========    ========      ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                         **ALL PRO        MONEY                                    **MID CAP
                                        BROAD EQUITY      MARKET         BOND       **BALANCED       GROWTH      INTERNATIONAL
                                         SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income.................  $ 3,602,182    $  1,336,639   $   864,925   $ 1,301,841   $  8,872,239   $  1,696,213
Net realized gain on investments......   18,452,815                         2,438     2,793,564      7,759,490      2,786,718
Net unrealized (depreciation)
  appreciation of investments during
  the year............................  (49,714,492)                      257,181    (7,431,302)   (19,415,191)   (11,277,324)
                                        ------------   ------------   -----------   -----------   ------------   ------------
Net increase (decrease) in net assets
  from operations.....................  (27,659,495)      1,336,639     1,124,544    (3,335,897)    (2,783,462)    (6,794,393)
                                        ------------   ------------   -----------   -----------   ------------   ------------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums...........   17,443,741      52,802,510     2,776,563     4,471,235      7,996,366      6,749,925
Cost of insurance and administrative
  charges.............................   (9,098,987)     (6,371,514)   (1,298,060)   (2,589,297)    (3,877,243)    (3,177,886)
Surrenders and forfeitures............  (11,921,016)     (2,907,975)     (867,921)   (2,592,399)    (3,023,516)    (2,338,723)
Transfers between investment
  portfolios..........................   (2,320,455)    (29,628,056)    2,462,209       247,160      1,862,616        966,941
Net repayments (withdrawals) due to
  policy loans........................      577,076      (2,405,733)      (20,407)      228,625       (188,795)      (233,154)
Withdrawals due to death benefits.....     (862,297)       (103,591)      (56,280)     (143,386)       (42,071)      (102,579)
                                        ------------   ------------   -----------   -----------   ------------   ------------
Net (decrease) increase in net assets
  derived from policy transactions....   (6,181,938)     11,385,641     2,996,104      (378,062)     2,727,357      1,864,524
                                        ------------   ------------   -----------   -----------   ------------   ------------
Return of capital to Provident Mutual
  Life Insurance Company..............                                                  (52,000)      (100,000)
                                        ------------   ------------   -----------   -----------   ------------   ------------
Total (decrease) increase in net
  assets..............................  (33,841,433)     12,722,280     4,120,648    (3,765,959)      (156,105)    (4,929,869)
NET ASSETS
  Beginning of year...................  207,088,170      40,003,712    15,610,234    43,823,974     67,340,759     52,320,314
                                        ------------   ------------   -----------   -----------   ------------   ------------
  End of year.........................  $173,246,737   $ 52,725,992   $19,730,882   $40,058,015   $ 67,184,654   $ 47,390,445
                                        ============   ============   ===========   ===========   ============   ============

---------------
** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
   Balanced and Mid Cap Growth Subaccounts were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                         ALL PRO       ALL PRO       ALL PRO       ALL PRO
                                                        LARGE CAP     LARGE CAP     SMALL CAP     SMALL CAP     EQUITY 500
                                                         GROWTH         VALUE        GROWTH         VALUE         INDEX
                                                       SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment (loss) income.........................  $  (148,105)  $    27,994   $  (208,356)  $   (36,018)  $    898,477
Net realized (loss) gain on investments..............     (800,159)     (137,667)      482,637       810,535     (1,541,166)
Net unrealized (depreciation) appreciation of
  investments during the year........................   (4,921,104)       45,512    (5,562,674)    1,105,263    (25,277,365)
                                                       -----------   -----------   -----------   -----------   ------------
Net (decrease) increase in net assets from
  operations.........................................   (5,869,368)      (64,161)   (5,288,393)    1,879,780    (25,920,054)
                                                       -----------   -----------   -----------   -----------   ------------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums..........................    6,534,705     3,452,239     6,823,293     3,186,538     40,465,543
Cost of insurance and administrative charges.........   (2,605,137)   (1,194,377)   (2,711,261)   (1,014,770)   (17,562,124)
Surrenders and forfeitures...........................     (777,030)     (500,168)   (1,470,076)     (703,684)    (6,088,449)
Transfers between investment portfolios..............      867,602     1,761,076    (2,068,246)    5,906,135      3,670,024
Net (withdrawals) repayments due to policy loans.....      (83,903)     (154,091)     (134,699)      (12,782)       406,368
Withdrawals due to death benefits....................      (40,301)      (21,953)      (43,584)      (25,699)      (359,328)
                                                       -----------   -----------   -----------   -----------   ------------
Net increase in net assets derived from policy
  transactions.......................................    3,895,936     3,342,726       395,427     7,335,738     20,532,034
                                                       -----------   -----------   -----------   -----------   ------------
Capital contribution from Provident Mutual Life
  Insurance Company..................................                                   20,000                       40,000
                                                       -----------   -----------   -----------   -----------   ------------
Total (decrease) increase in net assets..............   (1,973,432)    3,278,565    (4,872,966)    9,215,518     (5,348,020)
NET ASSETS
  Beginning of year..................................   25,557,745    10,913,681    34,197,822     9,786,169    195,381,928
                                                       -----------   -----------   -----------   -----------   ------------
  End of year........................................  $23,584,313   $14,192,246   $29,324,856   $19,001,687   $190,033,908
                                                       ===========   ===========   ===========   ===========   ============

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                              ZERO COUPON BOND
                                                                2006 SERIES
                                                                 SUBACCOUNT
------------------------------------------------------------------------------
FROM OPERATIONS
Net investment loss.........................................    $  (128,444)
Net realized gain on investments............................        695,057
Net unrealized appreciation of investments during the
  year......................................................        433,813
                                                                -----------
Net increase in net assets from operations..................      1,000,426
                                                                -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.................................      1,569,994
Cost of insurance and administrative charges................     (1,047,315)
                                                                -----------
Surrenders and forfeitures..................................       (647,481)
Transfers between investment portfolios.....................        597,063
Net withdrawals due to policy loans.........................       (188,235)
Withdrawals due to death benefits...........................        (29,055)
                                                                -----------
Net increase in net assets derived from policy
  transactions..............................................        254,971
                                                                -----------
Total increase in net assets................................      1,255,397
NET ASSETS
Beginning of year...........................................     13,002,428
                                                                -----------
End of year.................................................    $14,257,825
                                                                ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                       FIDELITY                     FIDELITY                     FIDELITY
                                                       EQUITY-        FIDELITY        HIGH         FIDELITY        ASSET
                                                        INCOME         GROWTH        INCOME        OVERSEAS       MANAGER
                                                      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss).......................  $  1,309,988   $ (1,459,347)  $ 2,105,234   $  2,294,096   $ 1,771,542
Net realized gain (loss) on investments............     7,556,918     20,973,848    (4,880,695)     2,441,857       695,688
Net unrealized (depreciation) appreciation of
  investments during the year......................   (16,758,761)   (68,632,818)      738,842    (17,101,406)   (4,988,265)
                                                     ------------   ------------   -----------   ------------   -----------
Net decrease in net assets from operations.........    (7,891,855)   (49,118,317)   (2,036,619)   (12,365,453)   (2,521,035)
                                                     ------------   ------------   -----------   ------------   -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums........................    20,811,738     42,489,841     2,968,756      9,906,830     7,334,965
Cost of insurance and administrative charges.......   (10,254,353)   (19,179,817)   (1,563,792)    (3,875,821)   (3,951,440)
Surrenders and forfeitures.........................    (5,526,500)    (8,282,712)     (821,825)    (1,598,519)   (1,815,210)
Transfers between investment portfolios............     2,680,581     (2,958,731)     (271,717)    (1,194,456)   (1,441,699)
Net (withdrawals) repayments due to policy loans...      (404,075)      (632,365)     (128,937)      (183,168)       86,842
Withdrawals due to death benefits..................      (383,879)      (642,481)       (7,088)       (74,141)     (100,608)
                                                     ------------   ------------   -----------   ------------   -----------
Net increase in net assets derived from policy
  transactions.....................................     6,923,512     10,793,735       175,397      2,980,725       112,850
                                                     ------------   ------------   -----------   ------------   -----------
Capital contribution from Provident Mutual Life
  Insurance Company................................        45,000         67,000        15,000
                                                     ------------   ------------   -----------   ------------   -----------
Total decrease in net assets.......................      (923,343)   (38,257,582)   (1,846,222)    (9,384,728)   (2,408,185)
NET ASSETS
Beginning of year..................................   137,365,562    265,094,618    17,710,346     56,134,017    53,492,659
                                                     ------------   ------------   -----------   ------------   -----------
End of year........................................  $136,442,219   $226,837,036   $15,864,124   $ 46,749,289   $51,084,474
                                                     ============   ============   ===========   ============   ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                               FIDELITY                      NEUBERGER       NEUBERGER
                                                              INVESTMENT      FIDELITY     BERMAN LIMITED     BERMAN
                                                              GRADE BOND     CONTRAFUND    MATURITY BOND     PARTNERS
                                                              SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)................................  $1,088,315    $     61,067    $   481,277     $   (89,433)
Net realized gain (loss) on investments.....................      63,179       2,904,487        (46,575)        318,770
Net unrealized appreciation (depreciation) of investments
  during the year...........................................     768,198     (15,208,097)       337,785      (1,214,657)
                                                              -----------   ------------    -----------     -----------
Net increase (decrease) in net assets from operations.......   1,919,692     (12,242,543)       772,487        (985,320)
                                                              -----------   ------------    -----------     -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.................................   5,283,919      18,886,321      2,096,762       4,771,387
Cost of insurance and administrative charges................  (2,173,197)     (7,899,008)      (852,713)     (2,371,355)
Surrenders and forfeitures..................................  (1,114,775)     (2,440,601)      (707,699)       (906,013)
Transfers between investment portfolios.....................   6,143,207         815,927      3,008,877        (141,335)
Net withdrawals due to policy loans.........................    (325,287)       (189,220)      (136,943)       (152,840)
Withdrawals due to death benefits...........................     (55,420)       (171,607)        (7,092)        (61,086)
                                                              -----------   ------------    -----------     -----------
Net increase in net assets derived from policy
  transactions..............................................   7,758,447       9,001,812      3,401,192       1,138,758
                                                              -----------   ------------    -----------     -----------
Capital contribution from (return of capital to) Provident
  Mutual Life Insurance Company.............................                      30,000                       (100,000)
                                                              -----------   ------------    -----------     -----------
Total increase (decrease) in net assets.....................   9,678,139      (3,210,731)     4,173,679          53,438
NET ASSETS
  Beginning of year.........................................  22,921,691      93,258,952      8,525,290      28,645,930
                                                              -----------   ------------    -----------     -----------
  End of year...............................................  $32,599,830   $ 90,048,221    $12,698,969     $28,699,368
                                                              ===========   ============    ===========     ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                                                     VAN ECK      VAN ECK
                                                         VAN ECK       VAN ECK      WORLDWIDE    WORLDWIDE    ALGER AMERICAN
                                                        WORLDWIDE     WORLDWIDE     EMERGING        REAL          SMALL
                                                           BOND      HARD ASSETS     MARKETS       ESTATE     CAPITALIZATION
                                                        SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)..........................  $ 201,036    $   15,563    $   (88,598)  $  27,666     $   (255,720)
Net realized (loss) gain on investments...............   (124,000)     (140,045)       345,572      25,253       (4,295,124)
Net unrealized (depreciation) appreciation of
  investments during the year.........................   (377,954)     (286,812)      (545,049)     39,629       (6,782,110)
                                                        ----------   ----------    -----------   ----------    ------------
Net (decrease) increase in net assets from
  operations..........................................   (300,918)     (411,294)      (288,075)     92,548      (11,332,954)
                                                        ----------   ----------    -----------   ----------    ------------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums...........................    854,165       720,438      3,406,814     532,389        7,858,035
Cost of insurance and administrative charges..........   (444,851)     (290,605)    (1,380,076)   (146,436)      (3,098,390)
Surrenders and forfeitures............................   (402,911)     (111,824)      (437,188)    (50,687)      (1,069,072)
Transfers between investment portfolios...............   (297,473)     (389,124)    (1,263,185)    431,336          247,311
Net (withdrawals) repayments due to policy loans......    (11,004)       12,201        (36,134)       (327)         (13,331)
Withdrawals due to death benefits.....................    (13,000)       (9,395)       (20,035)     (7,475)         (30,823)
                                                        ----------   ----------    -----------   ----------    ------------
Net (decrease) increase in net assets derived from
  policy transactions.................................   (315,074)      (68,309)       270,196     758,800        3,893,730
                                                        ----------   ----------    -----------   ----------    ------------
Capital contribution from Provident Mutual Life
  Insurance Company...................................                                                               35,000
                                                        ----------   ----------    -----------   ----------    ------------
Total (decrease) increase in net assets...............   (615,992)     (479,603)       (17,879)    851,348       (7,404,224)
NET ASSETS
  Beginning of year...................................  5,596,062     3,760,696     13,041,363   1,323,790       36,698,020
                                                        ----------   ----------    -----------   ----------    ------------
  End of year.........................................  $4,980,070   $3,281,093    $13,023,484   $2,175,138    $ 29,293,796
                                                        ==========   ==========    ===========   ==========    ============

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                                  STRONG         STRONG
                                                                 MID-CAP       OPPORTUNITY
                                                              GROWTH FUND II     FUND II
                                                                SUBACCOUNT     SUBACCOUNT
------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment (loss).......................................   $   (44,342)    $   (4,900)
Net realized (loss) gain on investments.....................    (1,401,247)       693,148
Net unrealized depreciation of investments during the
  year......................................................      (931,861)      (753,213)
                                                               -----------     ----------
Net decrease in net assets from operations..................    (2,377,450)       (64,965)
                                                               -----------     ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.................................     3,023,718      1,091,786
Cost of insurance and administrative charges................      (896,668)      (335,315)
Surrenders and forfeitures..................................      (102,952)       (32,582)
Transfers between investment portfolios.....................     1,742,679      2,936,482
Net withdrawals due to policy loans.........................       (90,345)       (43,280)
Withdrawals due to death benefits...........................        (5,156)       (22,421)
                                                               -----------     ----------
Net increase in net assets derived from policy
  transactions..............................................     3,671,276      3,594,670
                                                               -----------     ----------
Total increase in net assets................................     1,293,826      3,529,705
NET ASSETS
  Beginning of year.........................................     5,917,949      1,688,509
                                                               -----------     ----------
  End of year...............................................   $ 7,211,775     $5,218,214
                                                               ===========     ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                              MONEY                                   AGGRESSIVE
                                               GROWTH         MARKET         BOND         MANAGED       GROWTH      INTERNATIONAL
                                             SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income.....................  $  1,837,901   $  2,117,185   $   779,616   $ 1,165,400   $   829,645    $ 1,024,900
Net realized gain on investments..........    22,304,272                       75,031     3,451,100     4,273,234      6,404,209
Net unrealized (depreciation) appreciation
  of investments during the year..........    (6,827,278)                     431,973    (1,271,004)   11,182,636     (9,202,997)
                                            ------------   ------------   -----------   -----------   -----------    -----------
Net increase (decrease) in net assets from
  operations..............................    17,314,895      2,117,185     1,286,620     3,345,496    16,285,515     (1,773,888)
                                            ------------   ------------   -----------   -----------   -----------    -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums...............    20,256,737     49,754,978     2,344,822     4,551,508     6,669,727      7,149,801
Cost of insurance and administrative
  charges.................................    (9,728,899)    (5,557,693)   (1,082,625)   (2,589,856)   (3,026,557)    (3,082,377)
Surrenders and forfeitures................   (13,457,052)    (2,772,264)     (991,772)   (2,305,722)   (2,831,225)    (2,444,454)
Transfers between investment portfolios...   (25,877,394)   (45,006,275)     (675,825)   (3,798,088)    9,052,429     (1,475,003)
Net withdrawals due to policy loans.......    (1,949,626)      (437,134)      (40,685)     (375,531)     (856,551)      (515,057)
Withdrawals due to death benefits.........      (456,077)      (554,367)     (101,498)     (175,792)      (25,384)       (42,455)
                                            ------------   ------------   -----------   -----------   -----------    -----------
Net (decrease) increase in net assets
  derived from policy transactions........   (31,212,311)    (4,572,755)     (547,583)   (4,693,481)    8,982,439       (409,545)
                                            ------------   ------------   -----------   -----------   -----------    -----------
Total (decrease) increase in net assets...   (13,897,416)    (2,455,570)      739,037    (1,347,985)   25,267,954     (2,183,433)
NET ASSETS
  Beginning of year.......................   220,985,586     42,459,282    14,871,197    45,171,959    42,072,805     54,503,747
                                            ------------   ------------   -----------   -----------   -----------    -----------
  End of year.............................  $207,088,170   $ 40,003,712   $15,610,234   $43,823,974   $67,340,759    $52,320,314
                                            ============   ============   ===========   ===========   ===========    ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                           ALL PRO       ALL PRO       ALL PRO       ALL PRO
                                                          LARGE CAP     LARGE CAP     SMALL CAP     SMALL CAP    **EQUITY 500
                                                           GROWTH         VALUE         GROWTH        VALUE         INDEX
                                                         SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                                         --------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)...........................  $   323,781   $    13,861   $    369,604   $ (32,758)   $ (1,413,611)
Net realized gain (loss) on investments................      610,914       (68,402)     3,061,436     138,567      55,132,897
Net unrealized (depreciation) appreciation of
  investments during the year..........................   (6,643,081)      226,416    (15,365,507)  1,500,996     (74,317,441)
                                                         -----------   -----------   ------------   ----------   ------------
Net (decrease) increase in net assets from
  operations...........................................   (5,708,386)      171,875    (11,934,467)  1,606,805     (20,598,155)
                                                         -----------   -----------   ------------   ----------   ------------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums............................    6,524,372     2,281,805      8,230,107   1,835,632      42,319,738
Cost of insurance and administrative charges...........   (2,286,881)     (831,205)    (2,426,943)   (517,974)    (16,446,733)
Surrenders and forfeitures.............................   (1,131,527)     (393,923)    (1,488,301)    (94,789)     (7,391,335)
Transfers between investment portfolios................    4,847,660       908,113     18,398,922   2,676,844        (487,095)
Net withdrawals due to policy loans....................     (317,018)      (93,881)      (612,931)    (78,578)     (2,635,279)
Withdrawals due to death benefits......................       (7,688)      (11,086)       (16,561)       (700)       (184,312)
                                                         -----------   -----------   ------------   ----------   ------------
Net increase in net assets derived from policy
  transactions.........................................    7,628,918     1,859,823     22,084,293   3,820,435      15,174,984
                                                         -----------   -----------   ------------   ----------   ------------
Total increase in net assets...........................    1,920,532     2,031,698     10,149,826   5,427,240      (5,423,171)
NET ASSETS
  Beginning of year....................................   23,637,213     8,881,983     24,047,996   4,358,929     200,805,099
                                                         -----------   -----------   ------------   ----------   ------------
  End of year..........................................  $25,557,745   $10,913,681   $ 34,197,822   $9,786,169   $195,381,928
                                                         ===========   ===========   ============   ==========   ============

---------------
** Prior to February 7, 2000, this subaccount was known as Fidelity Index 500
   Subaccount.

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statement of Changes in Net Assets for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                              ZERO COUPON BOND
                                                                2006 SERIES
                                                                 SUBACCOUNT
------------------------------------------------------------------------------
FROM OPERATIONS
Net investment loss.........................................    $  (112,782)
Net realized gain on investments............................        634,480
Net unrealized appreciation of investments during the
  year......................................................      1,054,810
                                                                -----------
Net increase in net assets from operations..................      1,576,508
                                                                -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.................................      1,732,187
Cost of insurance and administrative charges................     (1,000,554)
Surrenders and forfeitures..................................       (267,636)
Transfers between investment portfolios.....................     (1,761,119)
Net withdrawals due to policy loans.........................       (106,868)
Withdrawals due to death benefits...........................        (27,805)
                                                                -----------
Net decrease in net assets derived from policy
  transactions..............................................     (1,431,795)
                                                                -----------
Total increase in net assets................................        144,713
NET ASSETS
  Beginning of year.........................................     12,857,715
                                                                -----------
  End of year...............................................    $13,002,428
                                                                ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                        FIDELITY                     FIDELITY                    FIDELITY
                                                        EQUITY-        FIDELITY        HIGH        FIDELITY        ASSET
                                                         INCOME         GROWTH        INCOME       OVERSEAS       MANAGER
                                                       SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)........................  $  1,326,801   $ (1,698,218)  $ 1,139,118   $   369,664   $ 1,407,375
Net realized gain (loss) on investments.............    12,604,343     33,942,775    (1,613,681)    5,320,046     5,303,762
Net unrealized depreciation of investments during
  the year..........................................    (4,571,379)   (67,062,220)   (3,981,898)  (18,732,166)   (9,280,740)
                                                      ------------   ------------   -----------   -----------   -----------
Net increase (decrease) in net assets from
  operations........................................     9,359,765    (34,817,663)   (4,456,461)  (13,042,456)   (2,569,603)
                                                      ------------   ------------   -----------   -----------   -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.........................    22,561,568     44,737,332     3,492,600    10,422,907     8,574,024
Cost of insurance and administrative charges........    (9,784,715)   (17,791,302)   (1,536,820)   (3,762,747)   (3,887,794)
Surrenders and forfeitures..........................    (4,931,122)   (13,157,327)     (743,306)   (1,987,769)   (2,642,118)
Transfers between investment portfolios.............   (12,653,248)    24,977,490     1,950,235     9,929,814    (2,317,031)
Net withdrawals due to policy loans.................    (1,925,000)    (4,066,647)     (194,085)     (652,825)     (494,858)
Withdrawals due to death benefits...................      (353,585)      (379,117)      (38,758)     (212,393)     (126,543)
                                                      ------------   ------------   -----------   -----------   -----------
Net (decrease) increase in net assets derived from
  policy transactions...............................    (7,086,102)    34,320,429     2,929,866    13,736,987      (894,320)
                                                      ------------   ------------   -----------   -----------   -----------
Total increase (decrease) in net assets.............     2,273,663       (497,234)   (1,526,595)      694,531    (3,463,923)
NET ASSETS
  Beginning of year.................................   135,091,899    265,591,852    19,236,941    55,439,486    56,956,582
                                                      ------------   ------------   -----------   -----------   -----------
  End of year.......................................  $137,365,562   $265,094,618   $17,710,346   $56,134,017   $53,492,659
                                                      ============   ============   ===========   ===========   ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                               FIDELITY                      NEUBERGER       NEUBERGER
                                                              INVESTMENT      FIDELITY     BERMAN LIMITED     BERMAN
                                                              GRADE BOND     CONTRAFUND    MATURITY BOND     PARTNERS
                                                              SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)................................  $1,156,064    $   (350,569)   $   514,964     $    26,680
Net realized (loss) gain on investments.....................     (35,853)     11,907,007       (201,813)      3,948,763
Net unrealized appreciation (depreciation) of investments
  during the year...........................................     973,478     (18,462,604)       156,307      (3,945,093)
                                                              -----------   ------------    -----------     -----------
Net increase (decrease) in net assets from operations.......   2,093,689      (6,906,166)       469,458          30,350
                                                              -----------   ------------    -----------     -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.................................   3,574,894      20,346,367      1,812,352       5,300,658
Cost of insurance and administrative charges................  (1,653,583)     (7,216,396)      (671,457)     (2,353,465)
Surrenders and forfeitures..................................    (757,834)     (2,842,608)      (179,563)     (1,118,754)
Transfers between investment portfolios.....................   1,116,971       8,418,514     (1,604,489)     (2,784,854)
Net withdrawals due to policy loans.........................    (198,216)     (1,307,425)       (97,190)       (214,768)
Withdrawals due to death benefits...........................      (7,272)       (379,940)          (158)        (35,785)
                                                              -----------   ------------    -----------     -----------
Net increase (decrease) in net assets derived from policy
  transactions..............................................   2,074,960      17,018,512       (740,505)     (1,206,968)
                                                              -----------   ------------    -----------     -----------
Total increase (decrease) in net assets.....................   4,168,649      10,112,346       (271,047)     (1,176,618)
NET ASSETS
  Beginning of year.........................................  18,753,042      83,146,606      8,796,337      29,822,548
                                                              -----------   ------------    -----------     -----------
  End of year...............................................  $22,921,691   $ 93,258,952    $ 8,525,290     $28,645,930
                                                              ===========   ============    ===========     ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                                                  VAN ECK      VAN ECK
                                                      VAN ECK       VAN ECK      WORLDWIDE    WORLDWIDE    ALGER AMERICAN
                                                     WORLDWIDE     WORLDWIDE     EMERGING        REAL          SMALL
                                                        BOND      HARD ASSETS     MARKETS       ESTATE     CAPITALIZATION
                                                     SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss).......................  $ 229,345    $   10,792    $  (127,899)  $   9,922     $   (328,830)
Net realized (loss) gain on investments............    (59,420)     (289,865)       578,453      14,548       14,467,214
Net unrealized (depreciation) appreciation of
  investments during the year......................   (101,189)      607,325     (9,601,945)    151,405      (27,770,534)
                                                     ----------   ----------    -----------   ----------    ------------
Net increase (decrease) in net assets from
  operations.......................................     68,736       328,252     (9,151,391)    175,875      (13,632,150)
                                                     ----------   ----------    -----------   ----------    ------------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums........................  1,006,931       671,987      4,412,821     323,980        8,928,616
Cost of insurance and administrative charges.......   (432,030)     (265,274)    (1,439,787)    (92,316)      (3,111,350)
Surrenders and forfeitures.........................   (211,884)     (122,718)      (422,605)    (26,195)      (1,692,382)
Transfers between investment portfolios............   (603,371)      476,548        851,168     253,655        5,480,223
Net withdrawals due to policy loans................    (57,969)      (70,520)      (233,650)    (24,653)        (465,025)
Withdrawals due to death benefits..................    (18,273)       (1,234)       (18,551)       (139)         (41,335)
                                                     ----------   ----------    -----------   ----------    ------------
Net (decrease) increase in net assets derived from
  policy transactions..............................   (316,596)      688,789      3,149,396     434,332        9,098,747
                                                     ----------   ----------    -----------   ----------    ------------
Total (decrease) increase in net assets............   (247,860)    1,017,041     (6,001,995)    610,207       (4,533,403)
NET ASSETS
  Beginning of year................................  5,843,922     2,743,655     19,043,358     713,583       41,231,423
                                                     ----------   ----------    -----------   ----------    ------------
  End of year......................................  $5,596,062   $3,760,696    $13,041,363   $1,323,790    $ 36,698,020
                                                     ==========   ==========    ===========   ==========    ============

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                                  STRONG         STRONG
                                                                 MID-CAP       OPPORTUNITY
                                                              GROWTH FUND II     FUND II
                                                                SUBACCOUNT     SUBACCOUNT
------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment (loss) income................................   $   (12,143)    $      416
Net realized gain on investments............................       410,548        187,400
Net unrealized depreciation of investments during the
  year......................................................    (1,726,217)      (191,343)
                                                               -----------     ----------
Net decrease in net assets from operations..................    (1,327,812)        (3,527)
                                                               -----------     ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.................................     1,162,681        216,193
Cost of insurance and administrative charges................      (199,096)       (37,922)
Surrenders and forfeitures..................................        (8,933)        (1,802)
Transfers between investment portfolios.....................     6,295,274      1,497,262
Net withdrawals due to policy loans.........................       (29,165)        (6,695)
                                                               -----------     ----------
Net increase in net assets derived from policy
  transactions..............................................     7,220,761      1,667,036
                                                               -----------     ----------
Capital contribution from Provident Mutual Life Insurance
  Company...................................................        25,000         25,000
                                                               -----------     ----------
Total increase in net assets................................     5,917,949      1,688,509
NET ASSETS
  Beginning of year.........................................
                                                               -----------     ----------
  End of year...............................................   $ 5,917,949     $1,688,509
                                                               ===========     ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Variable Separate Accounts
of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                                          MONEY                     AGGRESSIVE
                                                           GROWTH         MARKET         BOND         GROWTH      INTERNATIONAL
                                                          SEPARATE       SEPARATE      SEPARATE      SEPARATE       SEPARATE
                                                          ACCOUNT        ACCOUNT        ACCOUNT       ACCOUNT        ACCOUNT
-------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment (loss) income..........................  $   (656,130)  $  1,500,345   $   115,337   $   (53,124)   $   183,340
Net realized gain on investments......................    13,224,393                      245,232     6,344,491      3,443,745
Net unrealized (depreciation) appreciation of
  investments during the year.........................    (6,941,476)                    (953,188)     (781,299)     8,305,698
                                                        ------------   ------------   -----------   -----------    -----------
Net increase (decrease) in net assets from
  operations..........................................     5,626,787      1,500,345      (592,619)    5,510,068     11,932,783
                                                        ------------   ------------   -----------   -----------    -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums...........................    25,559,470     45,254,470     2,928,215     6,725,432      7,926,796
Cost of insurance and administrative charges..........   (11,000,645)    (4,882,943)   (1,170,041)   (2,733,161)    (3,081,714)
Surrenders and forfeitures............................   (13,471,793)    (2,245,501)   (1,146,196)   (2,039,064)    (1,675,257)
Transfers between investment portfolios...............   (15,622,188)   (29,928,701)     (784,382)   (4,058,353)    (4,171,437)
Net (withdrawals) repayments due to policy loans......    (1,509,720)       (55,132)      333,554      (257,031)      (333,439)
Withdrawals due to death benefits.....................      (328,808)      (105,788)      (39,302)      (28,015)       (49,046)
                                                        ------------   ------------   -----------   -----------    -----------
Net increase (decrease) in net assets derived from
  policy transactions.................................   (16,373,684)     8,036,405       121,848    (2,390,192)    (1,384,097)
                                                        ------------   ------------   -----------   -----------    -----------
Total (decrease) increase in net assets...............   (10,746,897)     9,536,750      (470,771)    3,119,876     10,548,686
NET ASSETS
  Beginning of year...................................   231,732,483     32,922,532    15,341,968    38,952,929     43,955,061
                                                        ------------   ------------   -----------   -----------    -----------
  End of year.........................................  $220,985,586   $ 42,459,282   $14,871,197   $42,072,805    $54,503,747
                                                        ============   ============   ===========   ===========    ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Variable Separate Accounts
of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                                               VARIABLE SEPARATE ACCOUNT
----------------------------------------------------------------------------------------------------------------------------
                                                                           ALL PRO      ALL PRO       ALL PRO      ALL PRO
                                                                          LARGE CAP    LARGE CAP     SMALL CAP    SMALL CAP
                                                             MANAGED       GROWTH        VALUE        GROWTH        VALUE
                                                           SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss).............................  $    16,403   $  (106,008)  $ (23,731)   $   (74,986)  $  (20,317)
Net realized gain (loss) on investments..................    3,285,170       937,158     141,631      1,098,185     (295,056)
Net unrealized (depreciation) appreciation of investments
  during the year........................................   (3,470,098)    2,527,944    (319,952)     8,526,679         (746)
                                                           -----------   -----------   ----------   -----------   ----------
Net (decrease) increase in net assets from operations....     (168,525)    3,359,094    (202,052)     9,549,878     (316,119)
                                                           -----------   -----------   ----------   -----------   ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums..............................    5,336,853     3,974,650   1,765,693      2,424,562    1,267,496
Cost of insurance and administrative charges.............   (2,630,602)   (1,316,182)   (580,616)      (697,076)    (343,372)
Surrenders and forfeitures...............................   (1,794,972)     (510,138)   (118,076)      (263,663)     (53,089)
Transfers between investment portfolios..................    3,744,142    14,042,452   4,604,631      8,628,255      670,018
Net withdrawals due to policy loans......................     (237,231)     (169,856)    (83,273)      (180,314)     (19,891)
Withdrawals due to death benefits........................     (110,679)      (12,140)                    (6,005)
                                                           -----------   -----------   ----------   -----------   ----------
Net increase in net assets derived from policy
  transactions...........................................    4,307,511    16,008,786   5,588,359      9,905,759    1,521,162
                                                           -----------   -----------   ----------   -----------   ----------
Capital contribution from Provident Mutual Life Insurance
  Company................................................                                                25,000
                                                           -----------   -----------   ----------   -----------   ----------
Total increase in net assets.............................    4,138,986    19,367,880   5,386,307     19,480,637    1,205,043
NET ASSETS
  Beginning of year......................................   41,032,973     4,269,333   3,495,676      4,567,359    3,153,886
                                                           -----------   -----------   ----------   -----------   ----------
  End of year............................................  $45,171,959   $23,637,213   $8,881,983   $24,047,996   $4,358,929
                                                           ===========   ===========   ==========   ===========   ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Variable Separate Accounts
of Provident Mutual Life Insurance Company
Statement of Changes in Net Assets for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                              ZERO COUPON BOND
                                                              SEPARATE ACCOUNT
------------------------------------------------------------------------------
                                                                2006 SERIES
                                                                 SUBACCOUNT
------------------------------------------------------------------------------
FROM OPERATIONS
Net investment loss.........................................    $  (118,127)
Net realized gain on investments............................        504,592
Net unrealized depreciation of investments during the
  year......................................................     (1,271,074)
                                                                -----------
Net decrease in net assets from operations..................       (884,609)
                                                                -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.................................      2,272,109
Cost of insurance and administrative charges................     (1,094,364)
Surrenders and forfeitures..................................       (276,872)
Transfers between investment portfolios.....................        288,024
Net repayments due to policy loans..........................         10,863
Withdrawals due to death benefits...........................        (16,728)
                                                                -----------
Net increase in net assets derived from policy
  transactions..............................................      1,183,032
                                                                -----------
Return of capital to Provident Mutual Life Insurance
  Company...................................................        (30,000)
                                                                -----------
Total increase in net assets................................        268,423
NET ASSETS
  Beginning of year.........................................     12,589,292
                                                                -----------
  End of year...............................................    $12,857,715
                                                                ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Variable Separate Accounts
of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                                          VARIABLE SEPARATE ACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
                                               FIDELITY                     FIDELITY                    FIDELITY
                                               EQUITY-        FIDELITY        HIGH        FIDELITY        ASSET        FIDELITY
                                                INCOME         GROWTH        INCOME       OVERSEAS       MANAGER      INDEX 500
                                              SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)...............  $    903,877   $ (1,119,329)  $ 1,597,456   $   266,685   $ 1,311,456   $    193,633
Net realized gain (loss) on investments....     8,638,996     24,847,780      (465,929)    2,198,848     3,093,523      4,801,112
Net unrealized (depreciation) appreciation
  of investments during the year...........    (2,835,894)    43,867,646       300,490    13,408,527       872,500     25,293,599
                                             ------------   ------------   -----------   -----------   -----------   ------------
Net increase in net assets from
  operations...............................     6,706,979     67,596,097     1,432,017    15,874,060     5,277,479     30,288,344
                                             ------------   ------------   -----------   -----------   -----------   ------------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums................    26,300,878     36,742,390     4,187,437     8,759,380     8,961,592     42,870,989
Cost of insurance and administrative
  charges..................................   (10,154,078)   (13,681,370)   (1,605,749)   (2,892,929)   (3,769,280)   (14,259,424)
Surrenders and forfeitures.................    (3,592,990)    (7,044,356)     (516,102)   (1,126,817)   (2,114,552)    (4,999,798)
Transfers between investment portfolios....    (3,881,832)    15,811,209    (3,043,663)      498,950    (1,063,797)    19,021,170
Net withdrawals due to policy loans........    (1,209,316)    (2,498,144)     (118,715)     (314,727)     (322,758)    (2,757,490)
Withdrawals due to death benefits..........      (127,564)       (73,911)       (7,992)      (54,224)     (183,435)      (144,419)
                                             ------------   ------------   -----------   -----------   -----------   ------------
Net increase in net assets derived from
  policy transactions......................     7,335,098     29,255,818    (1,104,784)    4,869,633     1,507,770     39,731,028
                                             ------------   ------------   -----------   -----------   -----------   ------------
Total increase in net assets...............    14,042,077     96,851,915       327,233    20,743,693     6,785,249     70,019,372
NET ASSETS
  Beginning of year........................   121,049,822    168,739,937    18,909,708    34,695,793    50,171,333    130,785,727
                                             ------------   ------------   -----------   -----------   -----------   ------------
  End of year..............................  $135,091,899   $265,591,852   $19,236,941   $55,439,486   $56,956,582   $200,805,099
                                             ============   ============   ===========   ===========   ===========   ============

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Variable Separate Accounts
of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                                         VARIABLE SEPARATE ACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
                                            FIDELITY                     NEUBERGER     NEUBERGER      NEUBERGER       NEUBERGER
                                           INVESTMENT      FIDELITY        BERMAN       BERMAN      BERMAN LIMITED     BERMAN
                                           GRADE BOND    CONTRAFUND(R)    BALANCED      GROWTH      MATURITY BOND     PARTNERS
                                           SUBACCOUNT     SUBACCOUNT     SUBACCOUNT   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss).............  $  413,755     $  (204,570)   $ 105,172    $   (66,971)    $  336,961     $  (119,528)
Net realized gain (loss) on
  investments............................     353,970       2,679,344       90,944        272,816        (50,951)        180,282
Net unrealized (depreciation)
  appreciation of investments during the
  year...................................  (1,033,121)     11,740,181     (277,919)      (829,761)      (224,820)       (424,672)
                                           -----------    -----------    ----------   -----------     ----------     -----------
Net (decrease) increase in net assets
  from operations........................    (265,396)     14,214,955      (81,803)      (623,916)        61,190        (363,918)
                                           -----------    -----------    ----------   -----------     ----------     -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums..............   4,032,775      17,802,373      565,791      1,959,156      2,091,724       4,323,983
Cost of insurance and administrative
  charges................................  (1,422,000)     (5,378,405)    (246,888)      (781,892)      (584,928)     (1,732,241)
Surrenders and forfeitures...............    (363,847)     (1,262,113)     (99,384)      (382,062)       (81,946)       (835,368)
Transfers between investment
  portfolios.............................   2,875,172      12,332,491    (7,607,944)  (30,210,653)       734,126      26,875,968
Net withdrawals due to policy loans......     (91,716)       (729,208)     (26,232)      (119,608)        (7,993)       (145,504)
Withdrawals due to death benefits........      (2,577)        (10,570)        (275)       (18,835)                       (21,808)
                                           -----------    -----------    ----------   -----------     ----------     -----------
Net increase (decrease) in net assets
  derived from policy transactions.......   5,027,807      22,754,568    (7,414,932)  (29,553,894)     2,150,983      28,465,030
                                           -----------    -----------    ----------   -----------     ----------     -----------
Total increase (decrease) in net
  assets.................................   4,762,411      36,969,523    (7,496,735)  (30,177,810)     2,212,173      28,101,112
NET ASSETS
  Beginning of year......................  13,990,631      46,177,083    7,496,735     30,177,810      6,584,164       1,721,436
                                           -----------    -----------    ----------   -----------     ----------     -----------
  End of year............................  $18,753,042    $83,146,606           --             --     $8,796,337     $29,822,548
                                           ===========    ===========    ==========   ===========     ==========     ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Variable Separate Accounts
of Provident Mutual Life Insurance Company
Statements of Changes in Net Assets for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                                     VARIABLE SEPARATE ACCOUNT
---------------------------------------------------------------------------------------------------------------------------
                                          AMERICAN                                  VAN ECK      VAN ECK
                                         CENTURY VP     VAN ECK       VAN ECK      WORLDWIDE    WORLDWIDE    ALGER AMERICAN
                                          CAPITAL      WORLDWIDE     WORLDWIDE     EMERGING        REAL          SMALL
                                        APPRECIATION      BOND      HARD ASSETS     MARKETS       ESTATE     CAPITALIZATION
                                         SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment (loss) income..........  $   (17,307)   $ 181,866    $   14,663    $   (69,910)   $  4,918     $  (213,671)
Net realized (loss) gain on
  investments.........................     (302,618)      92,205      (325,178)    (1,010,030)    (17,087)      4,706,963
Net unrealized appreciation
  (depreciation) of investments during
  the year............................      901,802     (774,924)      752,308      9,614,928      (6,493)      7,862,795
                                        -----------    ----------   ----------    -----------    --------     -----------
Net increase (decrease) in net assets
  from operations.....................      581,877     (500,853)      441,793      8,534,988     (18,662)     12,356,087
                                        -----------    ----------   ----------    -----------    --------     -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums...........      726,731    1,312,452       714,639      2,966,545     242,709       7,735,292
Cost of insurance and administrative
  charges.............................     (275,934)    (477,757)     (245,907)      (949,758)    (59,562)     (2,568,433)
Surrenders and forfeitures............     (114,281)    (230,911)     (400,502)      (468,935)     (2,705)       (748,345)
Transfers between investment
  portfolios..........................   (8,445,347)      59,808       175,667      2,993,928     122,943      (4,251,852)
Net withdrawals due to policy loans...      (33,028)     (22,317)      (10,258)      (256,405)    (13,070)       (271,486)
Withdrawals due to death benefits.....      (19,365)      (3,213)          (65)       (10,061)                    (14,375)
                                        -----------    ----------   ----------    -----------    --------     -----------
Net (decrease) increase in net assets
  derived from policy transactions....   (8,161,224)     638,062       233,574      4,275,314     290,315        (119,199)
                                        -----------    ----------   ----------    -----------    --------     -----------
Total (decrease) increase in net
  assets..............................   (7,579,347)     137,209       675,367     12,810,302     271,653      12,236,888
NET ASSETS
  Beginning of year...................    7,579,347    5,706,713     2,068,288      6,233,056     441,930      28,994,535
                                        -----------    ----------   ----------    -----------    --------     -----------
  End of year.........................           --    $5,843,922   $2,743,655    $19,043,358    $713,583     $41,231,423
                                        ===========    ==========   ==========    ===========    ========     ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements

--------------------------------------------------------------------------------

1. ORGANIZATION

The Provident Mutual Variable Life Separate Account (Separate Account) was established by Provident Mutual Life Insurance Company (Provident Mutual) under the provisions of the Pennsylvania Insurance Law. The Separate Account is a separate investment account to which assets are allocated to support the benefits payable under single premium, modified premium, scheduled premium and flexible premium adjustable variable life insurance policies (the Policies). The Market Street Fund All Pro Broad Equity, Money Market, Bond and Balanced Subaccounts are the only subaccounts available with single premium and scheduled premium policies and the Zero Coupon Bond Subaccount is not available with scheduled premium policies.

The Policies are distributed principally through career agents and brokers.

Provident Mutual has structured the Separate Account as unit investment trusts registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Variable Separate Account is comprised of twenty-eight Subaccounts: the All Pro Broad Equity (formerly the Growth Subaccount and Growth Separate Account), Money Market (formerly the Money Market Separate Account), Bond (formerly the Bond Separate Account), Balanced (formerly the Managed Subaccount and Managed Separate Account), Mid Cap Growth (formerly the Aggressive Growth Subaccount and Aggressive Growth Separate Account) and International (formerly the International Separate Account) Subaccounts and the All Pro Large Cap Growth, All Pro Large Cap Value, All Pro Small Cap Growth, All Pro Small Cap Value and the Equity 500 Index Subaccounts invest in the corresponding portfolios of the Market Street Fund, Inc. The Zero Coupon Bond 2006 Series Subaccount (formerly the Zero Coupon Bond Separate Account) invests in the 2006 Series Portfolio of the Zero Coupon Trust. Funds are transferred to Merrill Lynch, Pierce, Fenner & Smith (MLPFS), who serves as sponsor of The Stripped ("Zero") U.S. Treasury Securities Fund, Provident Mutual Series A (Zero Coupon Trust). The Fidelity Equity-Income, Fidelity Growth, Fidelity High Income and Fidelity Overseas Subaccounts invest in the corresponding portfolios of the Variable Insurance Products Fund; the Fidelity Asset Manager, Fidelity Investment Grade Bond and Fidelity Contrafund Subaccounts invest in the corresponding portfolios of the Variable Insurance Products Fund II; Neuberger Berman Limited Maturity Bond and Neuberger Berman Partners Subaccounts invest in the corresponding portfolios of the Neuberger Berman Advisers Management Trust; the Van Eck Worldwide Bond, Van Eck Worldwide Hard Assets, Van Eck Worldwide Emerging Markets and Van Eck Worldwide Real Estate Subaccounts invest in the corresponding portfolios of the Van Eck Worldwide Insurance Trust; the Alger American Small Capitalization Subaccount invests in the corresponding portfolio of the Alger American Fund; the Strong Mid Cap Growth Fund II Subaccount invests in the corresponding portfolio of the Strong Variable Insurance Funds, Inc.; and the Strong Opportunity Fund II Subaccount invests in the Strong Opportunity Fund II, Inc.

At the close of business on April 30, 1999, the Neuberger Berman Growth Subaccount, Neuberger Berman Balanced Subaccount and American Century VP Capital Appreciation Subaccount were terminated and the investments were transferred to the Neuberger Berman Partners Subaccount, the Managed Subaccount and the All Pro Large Cap Growth Subaccount, respectively. In addition, the assets of the Provident Mutual Managed Separate Account were transferred to a newly established subaccount (the "Managed Subaccount") of the Variable Separate Account, and the Provident Mutual Managed Separate Account ceased to exist. At the close of business on February 7, 2000, the Fidelity Index 500 Subaccount was terminated and the investments were transferred to the newly established Market Street Fund Equity 500 Index Subaccount. At the close of business on April 30, 2000, the assets of the Growth,

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

1. ORGANIZATION, CONTINUED

Money Market, Bond, Aggressive Growth, International and Zero Coupon Bond Separate Accounts were transferred to newly established subaccounts (the "Growth", "Money Market", "Bond", "Aggressive Growth", "International" and "Zero Coupon Bond 2006 Series" Subaccounts), and the Provident Mutual Growth, Money Market, Bond, Aggressive Growth, International and Zero Coupon Bond Separate Accounts ceased to exist. At the close of business on January 26, 2001, the assets of the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts were renamed the "All-Pro Broad Equity", "Balanced" and "Mid Cap Growth" Subaccounts, respectively.

Net premiums from in force policies are allocated to the subaccounts in accordance with policyholder instructions and are recorded as variable life policy transactions in the statements of changes in net assets. Such amounts are used to provide money to pay benefits under the policies (Note 4). The Separate Account's assets are the property of Provident Mutual.

Transfers between investment portfolios include transfers between the subaccounts and the Guaranteed Account (not shown), which is part of Provident Mutual's General Account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Separate Account in the financial statements.

 Investment Valuation:

Investment shares are valued at the net asset values of the respective portfolios. Transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

 Realized Gains and Losses:

Realized gains and losses on sales of investment shares are determined using the specific identification basis for financial reporting and income tax purposes.

 Federal Income Taxes:

The operations of the Separate Account are included in the Federal income tax return of Provident Mutual. Under the provisions of the policies, Provident Mutual has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax.

 Estimates:

The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported values of assets and liabilities and the reported amounts from operations and policy transactions during the period. Actual results could differ from those estimates.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS

At December 31, 2001, the investments of the respective Subaccounts are as follows:

------------------------------------------------------------------------------------------------------
                                                                SHARES         COST        FAIR VALUE
------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  All Pro Broad Equity Portfolio**..........................  11,604,616   $193,213,384   $173,372,963
  Money Market Portfolio....................................  53,041,046    $53,041,046    $53,041,046
  Bond Portfolio............................................   1,796,709    $19,121,640    $19,745,829
  Balanced Portfolio**......................................   2,816,456    $43,435,344    $40,134,504
  Mid Cap Growth Portfolio**................................   3,362,551    $68,705,009    $67,284,654
  International Portfolio...................................   4,231,290    $55,590,774    $47,390,445
  All Pro Large Cap Growth Portfolio........................   2,620,479    $32,109,137    $23,584,313
  All Pro Large Cap Value Portfolio.........................   1,436,462    $14,100,523    $14,192,246
  All Pro Small Cap Growth Portfolio........................   2,423,892    $41,302,560    $29,304,856
  All Pro Small Cap Value Portfolio.........................   1,859,265    $16,382,891    $19,001,687
  Equity 500 Index Portfolio................................  23,398,265   $228,523,515   $189,993,908
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A:
  2006 Series...............................................  16,789,036    $11,896,162    $14,276,892
Variable Insurance Products Fund:
  Equity-Income Portfolio...................................   5,995,482   $136,925,256   $136,397,219
  Growth Portfolio..........................................   6,747,100   $265,815,803   $226,770,036
  High Income Portfolio.....................................   2,472,562    $20,172,136    $15,849,124
  Overseas Portfolio........................................   3,368,104    $67,512,167    $46,749,289
Variable Insurance Products Fund II:
  Asset Manager Portfolio...................................   3,520,639    $57,178,730    $51,084,474
  Investment Grade Bond Portfolio...........................   2,523,207    $31,203,033    $32,599,830
  Contrafund Portfolio......................................   4,471,844   $103,208,556    $90,018,221
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Portfolio...........................     942,759    $12,372,808    $12,698,969
  Partners Portfolio........................................   1,907,243    $34,321,111    $28,799,368
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Portfolio..........................     528,670     $5,643,578     $4,980,070
  Van Eck Worldwide Hard Assets Portfolio...................     306,931     $3,344,372     $3,281,093
  Van Eck Worldwide Emerging Markets Portfolio..............   1,599,937    $17,201,692    $13,023,484
  Van Eck Worldwide Real Estate Portfolio...................     200,105     $2,003,020     $2,175,138
Alger American Fund:
  Alger American Small Capitalization Portfolio.............   1,767,903    $54,049,830    $29,258,796
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II.............................     440,279     $9,869,853     $7,211,775
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II................................     268,289     $6,162,770     $5,218,214

---------------
** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
   Balanced and Mid Cap Growth Portfolios were known as the Market Street Fund Growth, Managed and Aggressive Growth Portfolios, respectively.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

During the years ended December 31, 2001, 2000 and 1999, transactions in investment shares were as follows:
--------------------------------------------------------------------------------

                                                                       MARKET STREET FUND, INC.
-----------------------------------------------------------------------------------------------------------------------------
                                            ALL PRO BROAD EQUITY PORTFOLIO**                 MONEY MARKET PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                            2001          2000          1999           2001           2000           1999
-----------------------------------------------------------------------------------------------------------------------------
Shares purchased.......................      564,800       352,303       583,435     36,002,871     28,166,719     53,950,916
Shares received from reinvestment of:
  Dividends............................      283,871       176,726        42,000      1,800,588      2,379,876      1,691,216
  Capital gain distributions...........    1,000,730       789,270       245,351
                                         -----------   -----------   -----------   ------------   ------------   ------------
Total shares acquired..................    1,849,401     1,318,299       870,786     37,803,459     30,546,595     55,642,132
Total shares redeemed..................   (1,048,515)   (2,189,094)   (1,515,691)   (23,953,242)   (33,214,626)   (44,726,560)
                                         -----------   -----------   -----------   ------------   ------------   ------------
Net increase (decrease) in shares
  owned................................      800,886      (870,795)     (644,905)    13,850,217     (2,668,031)    10,915,572
Shares owned, beginning of year........   10,803,730    11,674,525    12,319,430     39,190,829     41,858,860     30,943,288
                                         -----------   -----------   -----------   ------------   ------------   ------------
Shares owned, end of year..............   11,604,616    10,803,730    11,674,525     53,041,046     39,190,829     41,858,860
                                         ===========   ===========   ===========   ============   ============   ============
Cost of shares acquired................  $29,809,872   $23,257,169   $16,420,199   $ 37,803,459   $ 30,546,595   $ 55,642,132
                                         ===========   ===========   ===========   ============   ============   ============
Cost of shares redeemed................  $13,937,950   $30,329,856   $20,214,904   $ 23,953,242   $ 33,214,626   $ 44,726,560
                                         ===========   ===========   ===========   ============   ============   ============

---------------
** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity
   Portfolio was known as the Market Street Fund Growth Portfolio.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                      MARKET STREET FUND, INC.
------------------------------------------------------------------------------------------------------------------------
                                                       BOND PORTFOLIO                      BALANCED PORTFOLIO**
------------------------------------------------------------------------------------------------------------------------
                                               2001         2000         1999         2001         2000         1999
------------------------------------------------------------------------------------------------------------------------
Shares purchased..........................     395,936      141,183      219,210      197,409      108,384       539,252
Shares received from reinvestment of:
  Dividends...............................      94,784       88,175       19,418      103,281       93,558        18,094
  Capital gain distributions..............                                15,257      146,203      142,096       123,388
                                            ----------   ----------   ----------   ----------   ----------   -----------
Total shares acquired.....................     490,720      229,358      253,885      446,893      344,038       680,734
Total shares redeemed.....................    (125,879)    (204,269)    (215,948)    (241,912)    (424,341)     (311,045)
                                            ----------   ----------   ----------   ----------   ----------   -----------
Net increase (decrease) in shares owned...     364,841       25,089       37,937      204,981      (80,303)      369,689
Shares owned, beginning of year...........   1,431,868    1,406,779    1,368,842    2,611,475    2,691,778     2,322,089
                                            ----------   ----------   ----------   ----------   ----------   -----------
Shares owned, end of year.................   1,796,709    1,431,868    1,406,779    2,816,456    2,611,475     2,691,778
                                            ==========   ==========   ==========   ==========   ==========   ===========
Cost of shares acquired...................  $5,208,910   $2,335,637   $2,715,463   $6,639,380   $5,368,466   $11,647,117
                                            ==========   ==========   ==========   ==========   ==========   ===========
Cost of shares redeemed...................  $1,341,938   $2,029,655   $2,236,958   $2,920,241   $5,445,752   $ 4,036,595
                                            ==========   ==========   ==========   ==========   ==========   ===========

---------------
** Prior to January 29, 2001, the Market Street Fund Balanced Portfolio was known as the Market Street Fund Managed Portfolio.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                    MARKET STREET FUND, INC.
------------------------------------------------------------------------------------------------------------------------
                                               MID CAP GROWTH PORTFOLIO**                INTERNATIONAL PORTFOLIO
------------------------------------------------------------------------------------------------------------------------
                                            2001          2000          1999         2001          2000          1999
------------------------------------------------------------------------------------------------------------------------
Shares purchased.......................      412,474       553,798      185,830       509,399       348,266      319,053
Shares received from reinvestment of:
  Dividends............................      474,270        59,501       10,780       159,937        96,867       38,250
  Capital gain distributions...........      347,661       124,437      267,326       244,243       384,272      196,247
                                         -----------   -----------   ----------   -----------   -----------   ----------
Total shares acquired..................    1,234,405       737,736      463,936       913,579       829,405      553,550
Total shares redeemed..................     (302,051)     (222,550)    (326,786)     (379,838)     (399,467)    (459,590)
                                         -----------   -----------   ----------   -----------   -----------   ----------
Net increase in shares owned...........      932,354       515,186      137,150       533,741       429,938       93,960
Shares owned, beginning of year........    2,430,197     1,915,011    1,777,861     3,697,549     3,267,611    3,173,651
                                         -----------   -----------   ----------   -----------   -----------   ----------
Shares owned, end of year..............    3,362,551     2,430,197    1,915,011     4,231,290     3,697,549    3,267,611
                                         ===========   ===========   ==========   ===========   ===========   ==========
Cost of shares acquired................  $24,189,217   $17,627,767   $8,790,532   $11,066,937   $11,598,459   $7,718,908
                                         ===========   ===========   ==========   ===========   ===========   ==========
Cost of shares redeemed................  $ 4,830,131   $ 3,542,449   $4,889,357   $ 4,719,482   $ 4,578,895   $5,475,920
                                         ===========   ===========   ==========   ===========   ===========   ==========

---------------
** Prior to January 29, 2001, the Market Street Fund Mid Cap Growth Portfolio was known as the Market Street Fund Aggressive Growth Portfolio.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                          MARKET STREET FUND, INC.
-----------------------------------------------------------------------------------------------------------------------------
                                                          ALL PRO LARGE CAP                       ALL PRO LARGE CAP
                                                           GROWTH PORTFOLIO                        VALUE PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                                   2001         2000          1999          2001         2000         1999
-----------------------------------------------------------------------------------------------------------------------------
Shares purchased..............................     641,620       726,694     1,590,971      634,872      393,209      798,762
Shares received from reinvestment of:
  Dividends...................................       1,119        36,329            77       11,604        8,392        2,375
  Capital gain distributions..................                    28,253
                                                ----------   -----------   -----------   ----------   ----------   ----------
Total shares acquired.........................     642,739       791,276     1,591,048      646,476      401,601      801,137
Total shares redeemed.........................    (244,673)     (169,216)     (353,425)    (294,873)    (206,720)    (264,257)
                                                ----------   -----------   -----------   ----------   ----------   ----------
Net increase in shares owned..................     398,066       622,060     1,237,623      351,603      194,881      536,880
Shares owned, beginning of year...............   2,222,413     1,600,353       362,730    1,084,859      889,978      353,098
                                                ----------   -----------   -----------   ----------   ----------   ----------
Shares owned, end of year.....................   2,620,479     2,222,413     1,600,353    1,436,462    1,084,859      889,978
                                                ==========   ===========   ===========   ==========   ==========   ==========
Cost of shares acquired.......................  $6,017,785   $10,703,722   $20,489,418   $6,302,942   $3,829,181   $8,205,291
                                                ==========   ===========   ===========   ==========   ==========   ==========
Cost of shares redeemed.......................  $3,070,113   $ 2,140,109   $ 3,649,482   $3,069,889   $2,023,899   $2,499,032
                                                ==========   ===========   ===========   ==========   ==========   ==========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                          MARKET STREET FUND, INC.
-----------------------------------------------------------------------------------------------------------------------------
                                                         ALL PRO SMALL CAP                        ALL PRO SMALL CAP
                                                          GROWTH PORTFOLIO                         VALUE PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                                  2001         2000          1999          2001          2000         1999
-----------------------------------------------------------------------------------------------------------------------------
Shares purchased.............................     538,732     1,405,068     1,022,760     1,182,780      676,864      625,357
Shares received from reinvestment of:
  Dividends..................................                    35,365                       7,031        1,953          815
  Capital gain distributions.................                     6,053
                                               ----------   -----------   -----------   -----------   ----------   ----------
Total shares acquired........................     538,732     1,446,486     1,022,760     1,189,811      678,817      626,172
Total shares redeemed........................    (492,992)     (343,852)     (210,238)     (403,591)    (181,588)    (432,645)
                                               ----------   -----------   -----------   -----------   ----------   ----------
Net increase in shares owned.................      45,740     1,102,634       812,522       786,220      497,229      193,527
Shares owned, beginning of year..............   2,378,152     1,275,518       462,996     1,073,045      575,816      382,289
                                               ----------   -----------   -----------   -----------   ----------   ----------
Shares owned, end of year....................   2,423,892     2,378,152     1,275,518     1,859,265    1,073,045      575,816
                                               ==========   ===========   ===========   ===========   ==========   ==========
Cost of shares acquired......................  $6,437,536   $28,719,866   $12,843,503   $11,178,951   $5,272,425   $4,753,608
                                               ==========   ===========   ===========   ===========   ==========   ==========
Cost of shares redeemed......................  $5,767,828   $ 3,174,533   $ 1,889,545   $ 3,068,696   $1,346,181   $3,547,819
                                               ==========   ===========   ===========   ===========   ==========   ==========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                      MARKET STREET FUND, INC.
------------------------------------------------------------------------------------------------------
                                                                    EQUITY 500 INDEX PORTFOLIO**
------------------------------------------------------------------------------------------------------
                                                                 2001           2000          1999
------------------------------------------------------------------------------------------------------
Shares purchased............................................    3,243,764     21,829,106       302,321
Shares received from reinvestment of:
  Dividends.................................................      242,194                        9,640
  Capital gain distributions................................                                     6,542
                                                              -----------   ------------   -----------
Total shares acquired.......................................    3,485,958     21,829,106       318,503
Total shares redeemed.......................................     (961,831)    (2,154,449)      (44,939)
                                                              -----------   ------------   -----------
Net increase in shares owned................................    2,524,127     19,674,657       273,564
Shares owned, beginning of year.............................   20,874,138      1,199,481       925,917
                                                              -----------   ------------   -----------
Shares owned, end of year...................................   23,398,265     20,874,138     1,199,481
                                                              ===========   ============   ===========
Cost of shares acquired.....................................  $29,507,655   $220,709,156   $47,794,724
                                                              ===========   ============   ===========
Cost of shares redeemed.....................................  $ 9,618,310   $151,814,886   $ 3,068,951
                                                              ===========   ============   ===========

---------------
** Prior to February 7, 2000, these funds were invested in the Index 500
   Portfolio of the Fidelity Variable Insurance Products Fund II.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                    THE STRIPPED ("ZERO") U.S.
                                                                     TREASURY SECURITIES FUND
                                                                     PROVIDENT MUTUAL SERIES A
-----------------------------------------------------------------------------------------------------
                                                                            2006 SERIES
-----------------------------------------------------------------------------------------------------
                                                                 2001          2000          1999
-----------------------------------------------------------------------------------------------------
Shares purchased............................................    2,831,248     2,449,429     4,327,831
Shares received from reinvestment of:
  Dividends.................................................
  Capital gain distributions................................
                                                              -----------   -----------   -----------
Total shares acquired.......................................    2,831,248     2,449,429     4,327,831
Total shares redeemed.......................................   (2,836,493)   (4,300,190)   (2,887,477)
                                                              -----------   -----------   -----------
Net (decrease) increase in shares owned.....................       (5,245)   (1,850,761)    1,440,354
Shares owned, beginning of year.............................   16,794,281    18,645,042    17,204,688
                                                              -----------   -----------   -----------
Shares owned, end of year...................................   16,789,036    16,794,281    18,645,042
                                                              ===========   ===========   ===========
Cost of shares acquired.....................................  $ 2,339,759   $ 1,767,579   $ 2,991,373
                                                              ===========   ===========   ===========
Cost of shares redeemed.....................................  $ 1,631,209   $ 2,367,794   $ 1,489,161
                                                              ===========   ===========   ===========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                    VARIABLE INSURANCE PRODUCTS FUND
-----------------------------------------------------------------------------------------------------------------------------
                                                    EQUITY-INCOME PORTFOLIO                      GROWTH PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                               2001          2000          1999          2001          2000          1999
-----------------------------------------------------------------------------------------------------------------------------
Shares purchased..........................      565,240       374,832       719,492       616,164       806,224       827,868
Shares received from reinvestment of:
  Dividends...............................       93,765       100,557        76,317         4,472         5,892         7,340
  Capital gain distributions..............      263,436       378,843       168,701       420,358       586,265       461,503
                                            -----------   -----------   -----------   -----------   -----------   -----------
Total shares acquired.....................      922,441       854,232       964,510     1,040,994     1,398,381     1,296,711
Total shares redeemed.....................     (309,622)     (726,019)     (472,051)     (367,081)     (160,290)     (222,256)
                                            -----------   -----------   -----------   -----------   -----------   -----------
Net increase in shares owned..............      612,819       128,213       492,459       673,913     1,238,091     1,074,455
Shares owned, beginning of year...........    5,382,663     5,254,450     4,761,991     6,073,187     4,835,096     3,760,641
                                            -----------   -----------   -----------   -----------   -----------   -----------
Shares owned, end of year.................    5,995,482     5,382,663     5,254,450     6,747,100     6,073,187     4,835,096
                                            ===========   ===========   ===========   ===========   ===========   ===========
Cost of shares acquired...................  $21,704,697   $19,540,858   $24,176,018   $39,267,051   $69,994,547   $57,528,953
                                            ===========   ===========   ===========   ===========   ===========   ===========
Cost of shares redeemed...................  $ 5,914,279   $12,695,816   $ 7,298,047   $ 8,958,815   $ 3,429,561   $ 4,544,684
                                            ===========   ===========   ===========   ===========   ===========   ===========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                     VARIABLE INSURANCE PRODUCTS FUND
-----------------------------------------------------------------------------------------------------------------------------
                                                      HIGH INCOME PORTFOLIO                     OVERSEAS PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                                 2001          2000         1999         2001          2000          1999
-----------------------------------------------------------------------------------------------------------------------------
Shares purchased............................    1,110,242      874,746      432,957       468,336       694,619       994,457
Shares received from reinvestment of:
  Dividends.................................      281,178      121,521      159,916       149,015        32,237        28,799
  Capital gain distributions................                                  5,978       235,540       203,008        46,450
                                              -----------   ----------   ----------   -----------   -----------   -----------
Total shares acquired.......................    1,391,420      996,267      598,851       852,891       929,864     1,069,706
Total shares redeemed.......................   (1,083,937)    (532,067)    (538,016)     (292,892)     (142,148)     (779,780)
                                              -----------   ----------   ----------   -----------   -----------   -----------
Net increase in shares owned................      307,483      464,200       60,835       559,999       787,716       289,926
Shares owned, beginning of year.............    2,165,079    1,700,879    1,640,044     2,808,105     2,020,389     1,730,463
                                              -----------   ----------   ----------   -----------   -----------   -----------
Shares owned, end of year...................    2,472,562    2,165,079    1,700,879     3,368,104     2,808,105     2,020,389
                                              ===========   ==========   ==========   ===========   ===========   ===========
Cost of shares acquired.....................  $ 9,895,076   $9,333,533   $6,614,866   $13,843,286   $22,193,797   $21,885,640
                                              ===========   ==========   ==========   ===========   ===========   ===========
Cost of shares redeemed.....................  $12,495,140   $6,878,230   $6,588,123   $ 6,126,608   $ 2,767,100   $14,550,474
                                              ===========   ==========   ==========   ===========   ===========   ===========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                     VARIABLE INSURANCE PRODUCTS FUND II
-----------------------------------------------------------------------------------------------------------------------------
                                                       ASSET MANAGER PORTFOLIO             INVESTMENT GRADE BOND PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                                   2001         2000          1999         2001          2000         1999
-----------------------------------------------------------------------------------------------------------------------------
Shares purchased..............................     348,142       306,478      351,224       949,845      342,044      675,996
Shares received from reinvestment of:
  Dividends...................................     139,455       109,714       99,374       105,921      114,975       43,097
  Capital gain distributions..................      52,295       258,478      125,874                                  13,520
                                                ----------   -----------   ----------   -----------   ----------   ----------
Total shares acquired.........................     539,892       674,670      576,472     1,055,766      457,019      732,613
Total shares redeemed.........................    (362,544)     (382,080)    (288,510)     (353,186)    (178,582)    (269,947)
                                                ----------   -----------   ----------   -----------   ----------   ----------
Net increase in shares owned..................     177,348       292,590      287,962       702,580      278,437      462,666
Shares owned, beginning of year...............   3,343,291     3,050,701    2,762,739     1,820,627    1,542,190    1,079,524
                                                ----------   -----------   ----------   -----------   ----------   ----------
Shares owned, end of year.....................   3,520,639     3,343,291    3,050,701     2,523,207    1,820,627    1,542,190
                                                ==========   ===========   ==========   ===========   ==========   ==========
Cost of shares acquired.......................  $7,932,432   $11,106,273   $9,992,859   $13,263,465   $5,386,000   $8,987,181
                                                ==========   ===========   ==========   ===========   ==========   ==========
Cost of shares redeemed.......................  $5,352,352   $ 5,289,456   $4,080,110   $ 4,353,524   $2,190,829   $3,191,649
                                                ==========   ===========   ==========   ===========   ==========   ==========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                VARIABLE INSURANCE PRODUCTS FUND II
-----------------------------------------------------------------------------------------------------
                                                                       CONTRAFUND PORTFOLIO
-----------------------------------------------------------------------------------------------------
                                                                 2001          2000          1999
-----------------------------------------------------------------------------------------------------
Shares purchased............................................      668,066       792,062       986,112
Shares received from reinvestment of:
  Dividends.................................................       30,689        11,503         9,903
  Capital gain distributions................................      108,315       417,548        72,623
                                                              -----------   -----------   -----------
Total shares acquired.......................................      807,070     1,221,113     1,068,638
Total shares redeemed.......................................     (263,573)     (145,137)     (105,673)
                                                              -----------   -----------   -----------
Net increase in shares owned................................      543,497     1,075,976       962,965
Shares owned, beginning of year.............................    3,928,347     2,852,371     1,889,406
                                                              -----------   -----------   -----------
Shares owned, end of year...................................    4,471,844     3,928,347     2,852,371
                                                              ===========   ===========   ===========
Cost of shares acquired.....................................  $16,722,885   $30,906,339   $26,975,993
                                                              ===========   ===========   ===========
Cost of shares redeemed.....................................  $ 4,755,519   $ 2,331,389   $ 1,746,651
                                                              ===========   ===========   ===========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                               NEUBERGER BERMAN ADVISERS
                                                                   MANAGEMENT TRUST
-----------------------------------------------------------------------------------------
                                                               BALANCED         GROWTH
                                                              PORTFOLIO        PORTFOLIO
-----------------------------------------------------------------------------------------
                                                                 1999            1999
-----------------------------------------------------------------------------------------
Shares purchased............................................      17,829           26,947
Shares received from reinvestment of:
  Dividends.................................................       8,150
  Capital gain distributions................................      12,073           67,916
                                                              ----------      -----------
Total shares acquired.......................................      38,052           94,863
Total shares redeemed.......................................    (496,849)      (1,242,745)
                                                              ----------      -----------
Net decrease in shares owned................................    (458,797)      (1,147,882)
Shares owned, beginning of year.............................     458,797        1,147,882
                                                              ----------      -----------
Shares owned, end of year...................................          --               --
                                                              ==========      ===========
Cost of shares acquired.....................................  $  583,945      $ 2,239,647
                                                              ==========      ===========
Cost of shares redeemed.....................................  $7,802,761      $31,587,696
                                                              ==========      ===========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                  NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
-----------------------------------------------------------------------------------------------------------------------------
                                                   LIMITED MATURITY BOND PORTFOLIO               PARTNERS PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001         2000         1999         2001         2000         1999
-----------------------------------------------------------------------------------------------------------------------------
Shares purchased...............................     372,065      133,210      251,277      210,167      161,204     1,583,081
Shares received from reinvestment of:
  Dividends....................................      43,551       46,220       30,080        6,928       15,076         1,276
  Capital gain distributions...................                                             65,817      320,617         2,219
                                                 ----------   ----------   ----------   ----------   ----------   -----------
Total shares acquired..........................     415,616      179,430      281,357      282,912      496,897     1,586,576
Total shares redeemed..........................    (120,184)    (196,479)     (93,404)    (146,122)    (244,904)     (159,053)
                                                 ----------   ----------   ----------   ----------   ----------   -----------
Net increase (decrease) in shares owned........     295,432      (17,049)     187,953      136,790      251,993     1,427,523
Shares owned, beginning of year................     647,327      664,376      476,423    1,770,453    1,518,460        90,937
                                                 ----------   ----------   ----------   ----------   ----------   -----------
Shares owned, end of year......................     942,759      647,327      664,376    1,907,243    1,770,453     1,518,460
                                                 ==========   ==========   ==========   ==========   ==========   ===========
Cost of shares acquired........................  $5,468,129   $2,276,020   $3,715,187   $4,278,843   $7,646,961   $31,490,739
                                                 ==========   ==========   ==========   ==========   ==========   ===========
Cost of shares redeemed........................  $1,632,235   $2,703,374   $1,278,194   $2,910,748   $4,878,486   $ 2,964,955
                                                 ==========   ==========   ==========   ==========   ==========   ===========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                     AMERICAN CENTURY
                                                                VARIABLE PORTFOLIOS, INC.
--------------------------------------------------------------------------------------------
                                                                   AMERICAN CENTURY VP
                                                              CAPITAL APPRECIATION PORTFOLIO
--------------------------------------------------------------------------------------------
                                                                           1999
--------------------------------------------------------------------------------------------
Shares purchased............................................                31,966
Shares received from reinvestment of:
  Dividends.................................................
  Capital gain distributions................................
                                                                        ----------
Total shares acquired.......................................                31,966
Total shares redeemed.......................................              (872,248)
                                                                        ----------
Net decrease in shares owned................................              (840,282)
Shares owned, beginning of year.............................               840,282
                                                                        ----------
Shares owned, end of year...................................                    --
                                                                        ==========
Cost of shares acquired.....................................            $  292,072
                                                                        ==========
Cost of shares redeemed.....................................            $8,773,221
                                                                        ==========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                        VAN ECK WORLDWIDE INSURANCE TRUST
----------------------------------------------------------------------------------------------------------------------------
                                                              VAN ECK WORLDWIDE                    VAN ECK WORLDWIDE
                                                                BOND PORTFOLIO                   HARD ASSETS PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------
                                                        2001         2000         1999        2001        2000        1999
----------------------------------------------------------------------------------------------------------------------------
Shares purchased...................................      87,391       63,769      121,129     52,363      108,808     79,012
Shares received from reinvestment of:
  Dividends........................................      24,139       26,919       19,183      3,378        3,138      3,644
  Capital gain distributions.......................                                 8,571
                                                     ----------   ----------   ----------   --------   ----------   --------
Total shares acquired..............................     111,530       90,688      148,883     55,741      111,946     82,656
Total shares redeemed..............................    (122,500)     (97,720)     (66,927)   (60,384)     (50,706)   (57,136)
                                                     ----------
Net (decrease) increase in shares owned............     (10,970)      (7,032)      81,956     (4,643)      61,240     25,520
Shares owned, beginning of year....................     539,640      546,672      464,716    311,574      250,334    224,814
                                                     ----------
Shares owned, end of year..........................     528,670      539,640      546,672    306,931      311,574    250,334
                                                     ==========   ==========   ==========   ========   ==========   ========
Cost of shares acquired............................  $1,078,748   $  907,491   $1,652,349   $627,424   $1,256,384   $835,618
                                                     ==========   ==========   ==========   ========   ==========   ========
Cost of shares redeemed............................  $1,316,786   $1,054,162   $  740,216   $820,215   $  846,668   $912,559
                                                     ==========   ==========   ==========   ========   ==========   ========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                        VAN ECK WORLDWIDE INSURANCE TRUST
----------------------------------------------------------------------------------------------------------------------------
                                                              VAN ECK WORLDWIDE                    VAN ECK WORLDWIDE
                                                          EMERGING MARKETS PORTFOLIO             REAL ESTATE PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------
                                                        2001         2000         1999         2001        2000       1999
----------------------------------------------------------------------------------------------------------------------------
Shares purchased...................................     257,581      671,653      733,811       93,967     65,696     59,682
Shares received from reinvestment of:
  Dividends........................................                                              3,787      1,902        911
  Capital gain distributions.......................
                                                     ----------   ----------   ----------   ----------   --------   --------
Total shares acquired..............................     257,581      671,653      733,811       97,754     67,598     60,593
Total shares redeemed..............................    (230,788)    (433,948)    (273,801)     (22,300)   (20,934)   (28,930)
                                                     ----------   ----------   ----------   ----------   --------   --------
Net increase in shares owned.......................      26,793      237,705      460,010       75,454     46,664     31,663
Shares owned, beginning of year....................   1,573,144    1,335,439      875,429      124,651     77,987     46,324
                                                     ----------   ----------   ----------   ----------   --------   --------
Shares owned, end of year..........................   1,599,937    1,573,144    1,335,439      200,105    124,651     77,987
                                                     ==========   ==========   ==========   ==========   ========   ========
Cost of shares acquired............................  $2,035,079   $8,545,370   $7,071,940   $1,018,396   $649,890   $575,134
                                                     ==========   ==========   ==========   ==========   ========   ========
Cost of shares redeemed............................  $1,507,909   $4,945,420   $3,876,567   $  206,677   $191,088   $296,987
                                                     ==========   ==========   ==========   ==========   ========   ========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                       ALGER AMERICAN FUND
----------------------------------------------------------------------------------------------------
                                                                       ALGER AMERICAN SMALL
                                                                     CAPITALIZATION PORTFOLIO
----------------------------------------------------------------------------------------------------
                                                                 2001         2000          1999
----------------------------------------------------------------------------------------------------
Shares purchased............................................     397,172       389,343       222,683
Shares received from reinvestment of:
  Dividends.................................................         779
  Capital gain distributions................................                   591,703        90,321
                                                              ----------   -----------   -----------
Total shares acquired.......................................     397,951       981,046       313,004
Total shares redeemed.......................................    (192,331)     (166,386)     (224,797)
                                                              ----------   -----------   -----------
Net increase in shares owned................................     205,620       814,660        88,207
Shares owned, beginning of year.............................   1,562,283       747,623       659,416
                                                              ----------   -----------   -----------
Shares owned, end of year...................................   1,767,903     1,562,283       747,623
                                                              ==========   ===========   ===========
Cost of shares acquired.....................................  $7,028,556   $30,721,535   $13,302,764
                                                              ==========   ===========   ===========
Cost of shares redeemed.....................................  $7,685,670   $ 7,484,404   $ 8,928,671
                                                              ==========   ===========   ===========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                  STRONG VARIABLE         STRONG OPPORTUNITY
                                                               INSURANCE FUNDS, INC.         FUND II, INC.
---------------------------------------------------------------------------------------------------------------
                                                                  STRONG MID CAP          STRONG OPPORTUNITY
                                                                  GROWTH FUND II                FUND II
---------------------------------------------------------------------------------------------------------------
                                                                 2001         2000         2001         2000
---------------------------------------------------------------------------------------------------------------
Shares purchased............................................     278,785      232,247      171,513       63,730
Shares received from reinvestment of:
  Dividends.................................................                                   960          160
  Capital gain distributions................................                   18,718       39,647        8,593
                                                              ----------   ----------   ----------   ----------
Total shares acquired.......................................     278,785      250,965      212,120       72,483
Total shares redeemed.......................................     (88,631)        (840)     (14,362)      (1,952)
                                                              ----------   ----------   ----------   ----------
Net increase in shares owned................................     190,154      250,125      197,758       70,531
Shares owned, beginning of year.............................     250,125                    70,531
                                                              ----------   ----------   ----------   ----------
Shares owned, end of year...................................     440,279      250,125      268,289       70,531
                                                              ==========   ==========   ==========   ==========
Cost of shares acquired.....................................  $5,191,767   $7,670,135   $4,682,940   $1,934,702
                                                              ==========   ==========   ==========   ==========
Cost of shares redeemed.....................................  $2,966,080   $   25,969   $  400,022   $   54,850
                                                              ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

During the years ended December 31, 2001, 2000 and 1999, the unit activity and unit values were as follows:
--------------------------------------------------------------------------------

                                                                                SPVL/VLI
                                                                                  2001
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  All Pro Broad Equity Subaccount**..............      1,791.69             (117.88)        1,673.81       $4,675.16
                                                                                            ========       =========
  Money Market Subaccount........................        246.24              (16.59)          229.65       $2,044.02
                                                                                            ========       =========
  Bond Subaccount................................        380.91               12.20           393.11       $2,379.86
                                                                                            ========       =========
  Balanced Subaccount**..........................        703.25              (14.96)          688.29       $3,020.62
                                                                                            ========       =========
The Stripped ("Zero") U.S. Treasury Securities
  Fund, Provident Mutual Series A:
  2006 Series....................................          6.71               (1.41)            5.30       $3,674.63
                                                                                            ========       =========

--------------------------------------------------------------------------------

                                                                                SPVL/VLI
                                                                                  2000
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount..............................      1,929.40             (137.71)        1,791.69       $5,398.65
                                                                                            ========       =========
  Money Market Subaccount........................        253.47               (7.23)          246.24       $1,983.74
                                                                                            ========       =========
  Bond Subaccount................................        409.69              (28.78)          380.91       $2,228.82
                                                                                            ========       =========
  Managed Subaccount.............................        746.44              (43.19)          703.25       $3,268.67
                                                                                            ========       =========
The Stripped ("Zero") U.S. Treasury Securities
  Fund, Provident Mutual Series A:
  2006 Series....................................          9.72               (3.01)            6.71       $3,407.66
                                                                                            ========       =========

--------------------------------------------------------------------------------

                                                                                SPVL/VLI
                                                                                  1999
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount..............................      2,009.06             (79.66)         1,929.40       $4,950.09
                                                                                            ========       =========
  Money Market Subaccount........................        294.11             (40.64)           253.47       $1,880.19
                                                                                            ========       =========
  Bond Subaccount................................        443.28             (33.59)           409.69       $2,045.48
                                                                                            ========       =========
  Managed Subaccount.............................        762.26             (15.82)           746.44       $3,021.78
                                                                                            ========       =========
The Stripped ("Zero") U.S. Treasury Securities
  Fund, Provident Mutual Series A:
  2006 Series....................................         10.08              (0.36)             9.72       $2,989.02
                                                                                            ========       =========

---------------
** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity and
   Balanced Subaccounts were known as the Market Street Fund Growth and Managed Subaccounts, respectively.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


---------------------------------------------------------------------------------------------------------------------
                                                                                  OPTIONS
                                                                                   2001
---------------------------------------------------------------------------------------------------------------------
                                                                          NET (DECREASE)/
                                                         UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                      BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  All Pro Broad Equity Subaccount**.................      23,713.01          (1,435.03)      22,277.98     $4,675.16
                                                                                             =========     =========
  Money Market Subaccount...........................       2,640.25              52.43        2,692.68     $2,044.02
                                                                                             =========     =========
  Bond Subaccount...................................       2,140.71             (19.15)       2,121.56     $2,379.86
                                                                                             =========     =========
  Balanced Subaccount**.............................       6,199.95            (363.44)       5,836.51     $3,020.62
                                                                                             =========     =========
  Mid Cap Growth Subaccount**.......................       4,529.35            (281.42)       4,247.93     $4,965.48
                                                                                             =========     =========
  International Subaccount..........................       6,457.63            (268.59)       6,189.04     $1,956.30
                                                                                             =========     =========
  All Pro Large Cap Growth Subaccount...............       3,327.78             268.10        3,595.88     $  917.10
                                                                                             =========     =========
  All Pro Large Cap Value Subaccount................       1,092.55             598.11        1,690.66     $  992.69
                                                                                             =========     =========
  All Pro Small Cap Growth Subaccount...............       4,584.87            (135.56)       4,449.31     $1,221.90
                                                                                             =========     =========
  All Pro Small Cap Value Subaccount................       2,320.02             856.93        3,176.95     $1,011.82
                                                                                             =========     =========
  Equity 500 Index Subaccount.......................       7,164.29              87.37        7,251.66     $2,772.54
                                                                                             =========     =========
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A:
  2006 Series.......................................         569.17              29.08          598.25     $3,674.63
                                                                                             =========     =========
Variable Insurance Products Fund:
  Equity-Income Subaccount..........................       7,886.74            (482.72)       7,404.02     $2,580.06
                                                                                             =========     =========
  Growth Subaccount.................................      15,691.32            (699.95)      14,991.37     $2,739.28
                                                                                             =========     =========
  High Income Subaccount............................       1,813.87             (96.06)       1,717.81     $1,127.22
                                                                                             =========     =========
  Overseas Subaccount...............................       5,435.66            (326.89)       5,108.77     $1,308.23
                                                                                             =========     =========
Variable Insurance Products Fund II:
  Asset Manager Subaccount..........................       5,383.84            (206.77)       5,177.07     $1,871.48
                                                                                             =========     =========
  Investment Grade Bond Subaccount..................       1,430.19             142.10        1,572.29     $1,638.32
                                                                                             =========     =========
  Contrafund Subaccount.............................       6,065.12            (287.79)       5,777.33     $1,785.27
                                                                                             =========     =========
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount..................         544.92             114.74          659.66     $1,471.49
                                                                                             =========     =========
  Partners Subaccount...............................       2,397.41             (54.66)       2,342.75     $1,964.35
                                                                                             =========     =========
  Growth Subaccount.................................             --                 --              --            --
                                                                                             =========     =========
  Balanced Subaccount...............................             --                 --              --            --
                                                                                             =========     =========

---------------

** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
   Balanced and Mid Cap Growth Subaccounts were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


---------------------------------------------------------------------------------------------------------------------
                                                                                  OPTIONS
                                                                                   2001
---------------------------------------------------------------------------------------------------------------------
                                                                          NET (DECREASE)/
                                                         UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                      BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide InsuranceTrust:
  Van Eck Worldwide Bond Subaccount.................         852.21             (97.75)         754.46     $1,207.87
                                                                                             =========     =========
  Van Eck Worldwide Hard Assets Subaccount..........         580.31             (28.65)         551.66     $1,044.63
                                                                                             =========     =========
  Van Eck Worldwide Emerging Markets Subaccount.....       2,868.25             147.32        3,015.57     $  737.56
                                                                                             =========     =========
  Van Eck Worldwide Real Estate Subaccount..........         128.67              78.49          207.16     $1,030.18
                                                                                             =========     =========
Alger American Fund:
  Alger American Small Capitalization Subaccount....       4,544.77             165.02        4,709.79     $  853.86
                                                                                             =========     =========
American Century Fund:
  American Century Subaccount.......................             --                 --              --            --
                                                                                             =========     =========

---------------

** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
   Balanced and Mid Cap Growth Subaccounts were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                                OPTIONS
                                                                                  2000
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount..............................      28,279.16           (4,566.15)       23,713.01      $5,398.65
                                                                                            =========      =========
  Money Market Subaccount........................       3,884.08           (1,243.83)        2,640.25      $1,983.74
                                                                                            =========      =========
  Bond Subaccount................................       2,395.43             (254.72)        2,140.71      $2,228.82
                                                                                            =========      =========
  Managed Subaccount.............................       6,945.83             (745.88)        6,199.95      $3,268.67
                                                                                            =========      =========
  Aggressive Growth Subaccount...................       4,083.26              446.09         4,529.35      $5,197.59
                                                                                            =========      =========
  International Subaccount.......................       6,755.01             (297.38)        6,457.63      $2,239.75
                                                                                            =========      =========
  All Pro Large Cap Growth Subaccount............       2,714.51              613.26         3,327.78      $1,178.36
                                                                                            =========      =========
  All Pro Large Cap Value Subaccount.............         906.48              186.07         1,092.55      $1,006.19
                                                                                            =========      =========
  All Pro Small Cap Growth Subaccount............       3,083.75            1,501.12         4,584.87      $1,462.14
                                                                                            =========      =========
  All Pro Small Cap Value Subaccount.............         781.84            1,538.18         2,320.02      $  902.54
                                                                                            =========      =========
  Equity 500 Index Subaccount**..................       6,961.60              202.69         7,164.29      $3,178.73
                                                                                            =========      =========
The Stripped ("Zero") U.S. Treasury Securities
  Fund, Provident Mutual Series A:
  2006 Series....................................         595.11              (25.94)          569.17      $3,407.66
                                                                                            =========      =========
Variable Insurance Products Fund:
  Equity-Income Subaccount.......................       8,737.36             (850.62)        7,886.74      $2,730.98
                                                                                            =========      =========
  Growth Subaccount..............................      14,985.59              705.73        15,691.32      $3,346.46
                                                                                            =========      =========
  High Income Subaccount.........................         999.24              814.63         1,813.87      $1,284.74
                                                                                            =========      =========
  Overseas Subaccount............................       4,340.12            1,095.54         5,435.66      $1,669.52
                                                                                            =========      =========
Variable Insurance Products Fund II:
  Asset Manager Subaccount.......................       5,938.03             (554.19)        5,383.84      $1,963.06
                                                                                            =========      =========
  Investment Grade Bond Subaccount...............       1,451.96              (21.77)        1,430.19      $1,519.59
                                                                                            =========      =========
  Contrafund Subaccount..........................       5,125.08              940.04         6,065.12      $2,046.65
                                                                                            =========      =========
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount...............         569.17              (24.25)          544.92      $1,360.87
                                                                                            =========      =========
  Partners Subaccount............................       2,469.28              (71.87)        2,397.41      $2,033.70
                                                                                            =========      =========
  Growth Subaccount..............................             --                  --               --             --
                                                                                            =========      =========
  Balanced Subaccount............................             --                  --               --             --
                                                                                            =========      =========

---------------

** Prior to February 7, 2000, this subaccount was known as Fidelity Index 500 Subaccount.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                                OPTIONS
                                                                                  2000
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount..............         875.65              (23.44)          852.21      $1,280.62
                                                                                            =========      =========
  Van Eck Worldwide Hard Assets Subaccount.......         533.81               46.50           580.31      $1,173.62
                                                                                            =========      =========
  Van Eck Worldwide Emerging Markets
    Subaccount...................................       3,914.53           (1,046.28)        2,868.25      $  755.69
                                                                                            =========      =========
  Van Eck Worldwide Real Estate Subaccount.......          73.79               54.88           128.67      $  983.91
                                                                                            =========      =========
Alger American Fund:
  Alger American Small Capitalization
    Subaccount...................................       3,928.01              616.76         4,544.77      $1,218.68
                                                                                            =========      =========
American Century Fund:
  American Century Subaccount....................             --                  --               --             --
                                                                                            =========      =========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                                OPTIONS
                                                                                  1999
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount..............................      31,023.44           (2,744.28)       28,279.16      $4,950.09
                                                                                            =========      =========
  Money Market Subaccount........................       2,568.84            1,315.24         3,884.08      $1,880.19
                                                                                            =========      =========
  Bond Subaccount................................       2,523.05             (127.62)        2,395.43      $2,045.48
                                                                                            =========      =========
  Managed Subaccount.............................       7,184.38             (238.55)        6,945.83      $3,021.78
                                                                                            =========      =========
  Aggressive Growth Subaccount...................       4,551.72             (468.46)        4,083.26      $3,779.45
                                                                                            =========      =========
  International Subaccount.......................       7,345.79             (590.78)        6,755.01      $2,318.23
                                                                                            =========      =========
  All Pro Large Cap Growth Subaccount............       1,123.59            1,590.92         2,714.51      $1,462.61
                                                                                            =========      =========
  All Pro Large Cap Value Subaccount.............         988.06              (81.58)          906.48      $  994.70
                                                                                            =========      =========
  All Pro Small Cap Growth Subaccount............       1,663.37            1,420.38         3,083.75      $1,864.27
                                                                                            =========      =========
  All Pro Small Cap Value Subaccount.............         984.82             (202.98)          781.84      $  751.05
                                                                                            =========      =========
The Stripped ("Zero") U.S. Treasury Securities
  Fund, Provident Mutual Series A:
  2006 Series....................................         587.22                7.89           595.11      $2,989.02
                                                                                            =========      =========
Variable Insurance Products Fund:
  Equity-Income Subaccount.......................       8,903.50             (166.14)        8,737.36      $2,533.97
                                                                                            =========      =========
  Growth Subaccount..............................      14,157.30              828.29        14,985.59      $3,781.76
                                                                                            =========      =========
  High Income Subaccount.........................         938.49               60.75           999.24      $1,667.10
                                                                                            =========      =========
  Overseas Subaccount............................       4,349.49               (9.37)        4,340.12      $2,076.27
                                                                                            =========      =========
Variable Insurance Products Fund II:
  Asset Manager Subaccount.......................       6,134.86             (196.83)        5,938.03      $2,055.58
                                                                                            =========      =========
  Index 500 Subaccount...........................       5,712.74            1,248.86         6,961.60      $3,522.24
                                                                                            =========      =========
  Investment Grade Bond Subaccount...............       1,122.78              329.18         1,451.96      $1,374.48
                                                                                            =========      =========
  Contrafund Subaccount..........................       3,724.83            1,400.25         5,125.08      $2,204.94
                                                                                            =========      =========
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount...............         473.79               95.38           569.17      $1,282.03
                                                                                            =========      =========
  Partners Subaccount............................             --            2,469.28         2,469.28      $2,031.62
                                                                                            =========      =========
  Growth Subaccount..............................       2,727.26           (2,727.26)              --             --
                                                                                            =========      =========
  Balanced Subaccount............................         703.17             (703.17)              --             --
                                                                                            =========      =========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                                OPTIONS
                                                                                  1999
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount..............         867.57                8.08           875.65      $1,264.55
                                                                                            =========      =========
  Van Eck Worldwide Hard Assets Subaccount.......         493.07               40.74           533.81      $1,059.73
                                                                                            =========      =========
  Van Eck Worldwide Emerging Markets
    Subaccount...................................       1,744.09            2,170.44         3,914.53      $1,307.70
                                                                                            =========      =========
  Van Eck Worldwide Real Estate Subaccount.......          20.90               52.89            73.79      $  833.77
                                                                                            =========      =========
Alger American Fund:
  Alger American Small Capitalization
    Subaccount...................................       4,338.04             (410.03)        3,928.01      $1,683.97
                                                                                            =========      =========
American Century Fund:
  American Century Subaccount....................       5,826.51           (5,826.51)              --             --
                                                                                            =========      =========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                          SURVIVOR OPTIONSPLUS
                                                                                  2001
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  All Pro Broad Equity Subaccount**..............       1,432.35              108.82         1,541.17      $4,675.16
                                                                                            =========      =========
  Money Market Subaccount........................       3,153.82              422.30         3,576.12      $2,044.02
                                                                                            =========      =========
  Bond Subaccount................................         802.22              109.86           912.08      $2,379.86
                                                                                            =========      =========
  Balanced Subaccount**..........................       1,034.99               (9.82)        1,025.17      $3,020.62
                                                                                            =========      =========
  Mid Cap Growth Subaccount**....................       1,267.52               98.96         1,366.48      $4,965.48
                                                                                            =========      =========
  International Subaccount.......................       2,149.04              135.88         2,284.92      $1,956.30
                                                                                            =========      =========
  All Pro Large Cap Growth Subaccount............       2,359.57              174.91         2,534.48      $  917.10
                                                                                            =========      =========
  All Pro Large Cap Value Subaccount.............         981.79              478.28         1,460.07      $  992.69
                                                                                            =========      =========
  All Pro Small Cap Growth Subaccount............       2,473.54             (151.61)        2,321.93      $1,221.90
                                                                                            =========      =========
  All Pro Small Cap Value Subaccount.............       1,280.08            1,200.36         2,480.44      $1,011.82
                                                                                            =========      =========
  Equity 500 Index Subaccount....................      11,058.22              494.01        11,552.23      $2,772.54
                                                                                            =========      =========
The Stripped ("Zero") U.S. Treasury Securities
  Fund, Provident Mutual Series A:
    2006 Series..................................         971.25              (52.89)          918.36      $3,674.63
                                                                                            =========      =========
Variable Insurance Products Fund:
  Equity-Income Subaccount.......................       8,068.86              751.00         8,819.86      $2,580.06
                                                                                            =========      =========
  Growth Subaccount..............................       9,792.31              466.13        10,258.44      $2,739.28
                                                                                            =========      =========
  High Income Subaccount.........................       2,115.77               87.50         2,203.27      $1,127.22
                                                                                            =========      =========
  Overseas Subaccount............................       4,969.22              185.51         5,154.73      $1,308.23
                                                                                            =========      =========
Variable Insurance Products Fund II:
  Asset Manager Subaccount.......................       4,423.18             (234.93)        4,188.25      $1,871.48
                                                                                            =========      =========
  Investment Grade Bond Subaccount...............       2,620.48              797.39         3,417.87      $1,638.32
                                                                                            =========      =========
  Contrafund Subaccount..........................       4,683.98              457.60         5,141.58      $2,322.89
                                                                                            =========      =========

---------------
** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
   Balanced and Mid Cap Growth Subaccounts were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                          SURVIVOR OPTIONSPLUS
                                                                                  2001
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount...............       1,253.10              112.89         1,365.99      $1,471.49
                                                                                            =========      =========
  Partners Subaccount............................       3,999.62              283.94         4,283.56      $  962.23
                                                                                            =========      =========
  Growth Subaccount..............................             --                  --               --             --
                                                                                            =========      =========
  Balanced Subaccount............................             --                  --               --             --
                                                                                            =========      =========
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount..............         620.66               53.26           673.92      $1,207.87
                                                                                            =========      =========
  Van Eck Worldwide Hard Assets Subaccount.......         555.70             (155.11)          400.59      $1,044.63
                                                                                            =========      =========
  Van Eck Worldwide Emerging Markets Subaccount..       2,082.75              (44.61)        2,038.14      $  737.56
                                                                                            =========      =========
  Van Eck Worldwide Real Estate Subaccount.......         282.26               66.64           348.90      $1,030.18
                                                                                            =========      =========
Alger American Fund:
  Alger American Small Capitalization
    Subaccount...................................       3,704.10              358.25         4,062.35      $  853.86
                                                                                            =========      =========
American Century Fund:
  American Century Subaccount....................             --                  --               --             --
                                                                                            =========      =========
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II..................       1,243.38               80.61         1,323.99      $  576.65
                                                                                            =========      =========
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II.....................         417.98              391.37           809.35      $  948.03
                                                                                            =========      =========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



------------------------------------------------------------------------------------------------------------------------
                                                                              SURVIVOR OPTIONSPLUS
                                                                                      2000
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount....................................       1,415.91             16.44         1,432.35     $5,398.65
                                                                                                =========     =========
  Money Market Subaccount..............................       4,075.27           (921.45)        3,153.82     $1,983.74
                                                                                                =========     =========
  Bond Subaccount......................................         801.67              0.55           802.22     $2,228.82
                                                                                                =========     =========
  Managed Subaccount...................................       1,108.83            (73.84)        1,034.99     $3,268.67
                                                                                                =========     =========
  Aggressive Growth Subaccount.........................         865.93            401.59         1,267.52     $5,197.60
                                                                                                =========     =========
  International Subaccount.............................       2,109.23             39.81         2,149.04     $2,239.75
                                                                                                =========     =========
  All Pro Large Cap Growth Subaccount..................       1,993.92            365.65         2,359.57     $1,178.36
                                                                                                =========     =========
  All Pro Large Cap Value Subaccount...................         833.12            148.67           981.79     $1,006.19
                                                                                                =========     =========
  All Pro Small Cap Growth Subaccount..................       1,626.42            847.12         2,473.54     $1,462.14
                                                                                                =========     =========
  All Pro Small Cap Value Subaccount...................         816.45            463.63         1,280.08     $  902.54
                                                                                                =========     =========
  Equity 500 Index Subaccount**........................      10,310.24            747.98        11,058.22     $3,178.73
                                                                                                =========     =========
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A:
  2006 Series..........................................         882.18             89.07           971.25     $3,407.66
                                                                                                =========     =========
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................       8,131.92            (63.06)        8,068.86     $2,730.98
                                                                                                =========     =========
  Growth Subaccount....................................       8,639.30          1,153.01         9,792.31     $3,346.46
                                                                                                =========     =========
  High Income Subaccount...............................       2,199.72            (83.95)        2,115.77     $1,284.74
                                                                                                =========     =========
  Overseas Subaccount..................................       4,221.79            747.43         4,969.22     $1,669.52
                                                                                                =========     =========
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................       4,219.98            203.20         4,423.18     $1,963.06
                                                                                                =========     =========
  Investment Grade Bond Subaccount.....................       2,414.31            206.17         2,620.48     $1,519.59
                                                                                                =========     =========
  Contrafund Subaccount................................       4,065.50            618.48         4,683.98     $2,662.98
                                                                                                =========     =========
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................       1,309.84            (56.74)        1,253.10     $1,360.87
                                                                                                =========     =========
  Partners Subaccount..................................       4,135.57           (135.95)        3,999.62     $  996.21
                                                                                                =========     =========
  Growth Subaccount....................................             --                --               --            --
                                                                                                =========     =========
  Balanced Subaccount..................................             --                --               --            --
                                                                                                =========     =========

---------------

** Prior to February 7, 2000, this subaccount was known as Fidelity Index 500 Subaccount.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



------------------------------------------------------------------------------------------------------------------------
                                                                              SURVIVOR OPTIONSPLUS
                                                                                      2000
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................         624.24             (3.58)          620.66     $1,280.62
                                                                                                =========     =========
  Van Eck Worldwide Hard Assets Subaccount.............         384.34            171.36           555.70     $1,173.62
                                                                                                =========     =========
  Van Eck Worldwide Emerging Markets Subaccount........       1,967.15            115.60         2,082.75     $  755.69
                                                                                                =========     =========
  Van Eck Worldwide Real Estate Subaccount.............         159.44            122.82           282.26     $  983.91
                                                                                                =========     =========
Alger American Fund:
  Alger American Small Capitalization Subaccount.......       3,193.63            510.47         3,704.10     $1,218.68
                                                                                                =========     =========
American Century Fund:
  American Century Subaccount..........................             --                --               --            --
                                                                                                =========     =========
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................             --          1,243.38         1,243.38     $  837.99
                                                                                                =========     =========
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................             --            417.98           417.98     $  993.98
                                                                                                =========     =========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                              SURVIVOR OPTIONSPLUS
                                                                                      1999
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount....................................      1,243.68              172.23        1,415.91     $4,950.09
                                                                                                =========     =========
  Money Market Subaccount..............................      3,221.59              853.68        4,075.27     $1,880.19
                                                                                                =========     =========
  Bond Subaccount......................................        670.18              131.49          801.67     $2,045.48
                                                                                                =========     =========
  Managed Subaccount...................................        793.19              315.64        1,108.83     $3,021.78
                                                                                                =========     =========
  Aggressive Growth Subaccount.........................        848.53               17.40          865.93     $3,779.45
                                                                                                =========     =========
  International Subaccount.............................      2,079.71               29.52        2,109.23     $2,318.23
                                                                                                =========     =========
  All Pro Large Cap Growth Subaccount..................        326.44            1,667.48        1,993.92     $1,462.61
                                                                                                =========     =========
  All Pro Large Cap Value Subaccount...................        334.23              498.89          833.12     $  994.70
                                                                                                =========     =========
  All Pro Small Cap Growth Subaccount..................        580.17            1,046.25        1,626.42     $1,864.27
                                                                                                =========     =========
  All Pro Small Cap Value Subaccount...................        653.02              163.43          816.45     $  751.05
                                                                                                =========     =========
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A:
  2006 Series..........................................        651.22              230.96          882.18     $2,989.02
                                                                                                =========     =========
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................      7,372.88              759.04        8,131.92     $2,533.97
                                                                                                =========     =========
  Growth Subaccount....................................      7,004.22            1,635.08        8,639.30     $3,781.76
                                                                                                =========     =========
  High Income Subaccount...............................      2,110.80               88.92        2,199.72     $1,667.10
                                                                                                =========     =========
  Overseas Subaccount..................................      3,512.65              709.14        4,221.79     $2,076.27
                                                                                                =========     =========
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................      3,631.54              588.44        4,219.98     $2,055.58
                                                                                                =========     =========
  Index 500 Subaccount.................................      7,826.75            2,483.49       10,310.24     $3,522.24
                                                                                                =========     =========
  Investment Grade Bond Subaccount.....................      1,576.62              837.69        2,414.31     $1,374.48
                                                                                                =========     =========
  Contrafund Subaccount................................      2,745.40            1,320.10        4,065.50     $2,868.93
                                                                                                =========     =========
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................        994.75              315.09        1,309.84     $1,282.03
                                                                                                =========     =========
  Partners Subaccount..................................        604.38            3,531.19        4,135.57     $  995.19
                                                                                                =========     =========
  Growth Subaccount....................................      1,661.54           (1,661.54)             --            --
                                                                                                =========     =========
  Balanced Subaccount..................................        606.44             (606.44)             --            --
                                                                                                =========     =========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                              SURVIVOR OPTIONSPLUS
                                                                                      1999
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................        561.57               62.67          624.24     $1,264.56
                                                                                                =========     =========
  Van Eck Worldwide Hard Assets Subaccount.............        302.19               82.15          384.34     $1,059.73
                                                                                                =========     =========
  Van Eck Worldwide Emerging Markets Subaccount........        932.31            1,034.84        1,967.15     $1,307.71
                                                                                                =========     =========
  Van Eck Worldwide Real Estate Subaccount.............         86.36               73.08          159.44     $  833.77
                                                                                                =========     =========
Alger American Fund:
  Alger American Small Capitalization Subaccount.......      2,917.29              276.34        3,193.63     $1,683.97
                                                                                                =========     =========
American Century Fund:
  American Century Subaccount..........................        875.46             (875.46)             --            --
                                                                                                =========     =========
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................            --                  --              --            --
                                                                                                =========     =========
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................            --                  --              --            --
                                                                                                =========     =========

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



------------------------------------------------------------------------------------------------------------------------
                                                                                 SPECIAL PRODUCT
                                                                                      2001
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  All Pro Broad Equity Subaccount**....................       9,740.53           1,757.78       11,498.31      $255.31
                                                                                                =========      =======
  Money Market Subaccount..............................      12,671.64           2,218.83       14,890.47      $149.61
                                                                                                =========      =======
  Bond Subaccount......................................       3,351.70           4,704.39        8,056.09      $188.78
                                                                                                =========      =======
  Balanced Subaccount**................................       2,377.35            (243.08)       2,134.27      $231.38
                                                                                                =========      =======
  Mid Cap Growth Subaccount**..........................       5,463.61           1,455.78        6,919.39      $332.37
                                                                                                =========      =======
  International Subaccount.............................      12,747.52          (1,364.72)      11,382.80      $192.67
                                                                                                =========      =======
  All Pro Large Cap Growth Subaccount..................      13,853.52          (6,810.03)       7,043.49      $ 91.21
                                                                                                =========      =======
  All Pro Large Cap Value Subaccount...................      17,673.00         (12,008.38)       5,664.62      $ 98.72
                                                                                                =========      =======
  All Pro Small Cap Growth Subaccount..................      20,104.40          (9,397.04)      10,707.36      $121.52
                                                                                                =========      =======
  All Pro Small Cap Value Subaccount...................       7,048.78             296.63        7,345.41      $100.63
                                                                                                =========      =======
  Equity 500 Index Subaccount..........................      29,175.26           4,310.04       33,485.30      $273.78
                                                                                                =========      =======
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A:
  2006 Series..........................................       1,634.33             (22.35)       1,611.98      $257.52
                                                                                                =========      =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................      28,804.48           1,630.99       30,435.47      $254.77
                                                                                                =========      =======
  Growth Subaccount....................................      42,595.29          (4,088.44)      38,506.85      $270.49
                                                                                                =========      =======
  High Income Subaccount...............................      13,358.08          (8,426.14)       4,931.94      $107.98
                                                                                                =========      =======
  Overseas Subaccount..................................      21,665.93           1,294.76       22,960.69      $129.33
                                                                                                =========      =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................      13,326.79             652.23       13,979.02      $184.80
                                                                                                =========      =======
  Investment Grade Bond Subaccount.....................      17,121.61            (287.73)      16,833.88      $161.96
                                                                                                =========      =======
  Contrafund Subaccount................................      16,080.08           4,815.60       20,895.68      $177.02
                                                                                                =========      =======

---------------

** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity, Balanced and Mid Cap Growth Subaccounts were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



------------------------------------------------------------------------------------------------------------------------
                                                                                 SPECIAL PRODUCT
                                                                                      2001
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................       3,402.27            (404.62)       2,997.65      $145.47
                                                                                                =========      =======
  Partners Subaccount..................................      16,723.08          (2,778.26)      13,944.82      $ 95.70
                                                                                                =========      =======
  Growth Subaccount....................................             --                 --              --           --
                                                                                                =========      =======
  Balanced Subaccount..................................             --                 --              --           --
                                                                                                =========      =======
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................       2,260.34          (1,950.94)         309.40      $119.41
                                                                                                =========      =======
  Van Eck Worldwide Hard Assets Subaccount.............         827.23              22.36          849.59      $103.27
                                                                                                =========      =======
  Van Eck Worldwide Emerging Markets Subaccount........       3,352.91            (441.86)       2,911.05      $ 73.13
                                                                                                =========      =======
  Van Eck Worldwide Real Estate Subaccount.............         303.48              55.51          358.99      $102.45
                                                                                                =========      =======
Alger American Fund:
  Alger American Small Capitalization Subaccount.......       6,736.77            (851.73)       5,885.04      $ 84.66
                                                                                                =========      =======
American Century Fund:
  American Century Subaccount..........................             --                 --              --           --
                                                                                                =========      =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................       1,868.86           2,191.70        4,060.56      $ 57.52
                                                                                                =========      =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................       1,353.38           4,604.67        5,958.05      $ 94.56
                                                                                                =========      =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



------------------------------------------------------------------------------------------------------------------------
                                                                                 SPECIAL PRODUCT
                                                                                      2000
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount....................................      13,830.74          (4,090.21)       9,740.53      $295.27
                                                                                                =========      =======
  Money Market Subaccount..............................      10,269.30           2,402.34       12,671.64      $145.42
                                                                                                =========      =======
  Bond Subaccount......................................       3,659.95            (308.25)       3,351.70      $177.07
                                                                                                =========      =======
  Managed Subaccount...................................       2,457.99             (80.64)       2,377.35      $250.75
                                                                                                =========      =======
  Aggressive Growth Subaccount.........................       4,598.40             865.21        5,463.61      $348.44
                                                                                                =========      =======
  International Subaccount.............................      14,770.03          (2,022.51)      12,747.52      $220.92
                                                                                                =========      =======
  All Pro Large Cap Growth Subaccount..................      14,365.14            (511.62)      13,853.52      $117.37
                                                                                                =========      =======
  All Pro Large Cap Value Subaccount...................      17,840.02            (167.02)      17,673.00      $100.22
                                                                                                =========      =======
  All Pro Small Cap Growth Subaccount..................      13,328.46           6,775.94       20,104.40      $145.63
                                                                                                =========      =======
  All Pro Small Cap Value Subaccount...................       1,545.62           5,503.16        7,048.78      $ 89.89
                                                                                                =========      =======
  Equity 500 Index Subaccount**........................      30,627.01          (1,451.75)      29,175.26      $314.36
                                                                                                =========      =======
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A:
  2006 Series..........................................       1,931.47            (297.14)       1,634.33      $239.17
                                                                                                =========      =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................      33,066.69          (4,262.21)      28,804.48      $270.08
                                                                                                =========      =======
  Growth Subaccount....................................      44,840.76          (2,245.47)      42,595.29      $330.94
                                                                                                =========      =======
  High Income Subaccount...............................      13,045.18             312.90       13,358.08      $123.26
                                                                                                =========      =======
  Overseas Subaccount..................................      17,590.16           4,075.77       21,665.93      $165.29
                                                                                                =========      =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................      14,896.21          (1,569.42)      13,326.79      $194.13
                                                                                                =========      =======
  Investment Grade Bond Subaccount.....................      16,568.76             552.85       17,121.61      $150.45
                                                                                                =========      =======
  Contrafund Subaccount................................      19,070.39          (2,990.31)      16,080.08      $203.24
                                                                                                =========      =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................       5,060.48          (1,658.21)       3,402.27      $134.73
                                                                                                =========      =======
  Partners Subaccount..................................      17,098.37            (375.29)      16,723.08      $ 99.22
                                                                                                =========      =======
  Growth Subaccount....................................             --                 --              --           --
                                                                                                =========      =======
  Balanced Subaccount..................................             --                 --              --           --
                                                                                                =========      =======

---------------

** Prior to February 7, 2000, this subaccount was known as Fidelity Index 500 Subaccount.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



------------------------------------------------------------------------------------------------------------------------
                                                                                 SPECIAL PRODUCT
                                                                                      2000
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................       2,954.95            (694.61)       2,260.34      $126.79
                                                                                                =========      =======
  Van Eck Worldwide Hard Assets Subaccount.............         791.63              35.61          827.23      $116.20
                                                                                                =========      =======
  Van Eck Worldwide Emerging Markets Subaccount........       1,762.38           1,590.53        3,352.91      $ 75.04
                                                                                                =========      =======
  Van Eck Worldwide Real Estate Subaccount.............          85.20             218.28          303.48      $ 98.00
                                                                                                =========      =======
Alger American Fund:
  Alger American Small Capitalization Subaccount.......       7,695.38            (958.61)       6,736.77      $121.02
                                                                                                =========      =======
American Century Fund:
  American Century Subaccount..........................             --                 --              --           --
                                                                                                =========      =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................             --           1,868.86        1,868.86      $ 83.71
                                                                                                =========      =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................             --           1,353.38        1,353.38      $ 99.30
                                                                                                =========      =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



------------------------------------------------------------------------------------------------------------------------
                                                                                 SPECIAL PRODUCT
                                                                                      1999
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount....................................      17,520.10          (3,689.36)      13,830.74      $271.14
                                                                                                =========      =======
  Money Market Subaccount..............................      12,961.25          (2,691.95)      10,269.30      $138.03
                                                                                                =========      =======
  Bond Subaccount......................................       5,450.26          (1,790.31)       3,659.95      $162.75
                                                                                                =========      =======
  Managed Subaccount...................................       2,385.84              72.15        2,457.99      $232.16
                                                                                                =========      =======
  Aggressive Growth Subaccount.........................       5,561.10            (962.70)       4,598.40      $253.74
                                                                                                =========      =======
  International Subaccount.............................      18,913.21          (4,143.18)      14,770.03      $229.00
                                                                                                =========      =======
  All Pro Large Cap Growth Subaccount..................       5,196.16           9,168.98       14,365.14      $145.90
                                                                                                =========      =======
  All Pro Large Cap Value Subaccount...................       4,523.39          13,316.63       17,840.02      $ 99.22
                                                                                                =========      =======
  All Pro Small Cap Growth Subaccount..................       6,166.56           7,161.90       13,328.46      $185.96
                                                                                                =========      =======
  All Pro Small Cap Value Subaccount...................       3,661.92          (2,116.30)       1,545.62      $ 74.92
                                                                                                =========      =======
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A:
  2006 Series..........................................       1,691.56             239.91        1,931.47      $210.10
                                                                                                =========      =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................      37,972.58          (4,905.89)      33,066.69      $250.97
                                                                                                =========      =======
  Growth Subaccount....................................      40,316.48           4,524.28       44,840.76      $374.55
                                                                                                =========      =======
  High Income Subaccount...............................      13,834.14            (788.96)      13,045.18      $160.18
                                                                                                =========      =======
  Overseas Subaccount..................................      13,816.91           3,773.25       17,590.16      $205.87
                                                                                                =========      =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................      18,688.09          (3,791.88)      14,896.21      $203.59
                                                                                                =========      =======
  Index 500 Subaccount.................................      26,957.17           3,669.84       30,627.01      $348.85
                                                                                                =========      =======
  Investment Grade Bond Subaccount.....................       9,317.76           7,251.00       16,568.76      $136.28
                                                                                                =========      =======
  Contrafund Subaccount................................      17,034.10           2,036.29       19,070.39      $219.28
                                                                                                =========      =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................       4,368.84             691.64        5,060.48      $127.12
                                                                                                =========      =======
  Partners Subaccount..................................       1,272.82          15,825.55       17,098.37      $ 99.27
                                                                                                =========      =======
  Growth Subaccount....................................       7,825.00          (7,825.00)             --           --
                                                                                                =========      =======
  Balanced Subaccount..................................         633.28            (633.28)             --           --
                                                                                                =========      =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



------------------------------------------------------------------------------------------------------------------------
                                                                                 SPECIAL PRODUCT
                                                                                      1999
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................       2,516.51             438.44        2,954.95      $125.38
                                                                                                =========      =======
  Van Eck Worldwide Hard Assets Subaccount.............         729.11              62.52          791.63      $105.08
                                                                                                =========      =======
  Van Eck Worldwide Emerging Markets Subaccount........       2,001.62            (239.24)       1,762.38      $130.05
                                                                                                =========      =======
  Van Eck Worldwide Real Estate Subaccount.............       1,400.95          (1,315.75)          85.20      $ 83.17
                                                                                                =========      =======
Alger American Fund:
  Alger American Small Capitalization Subaccount.......      13,465.69          (5,770.31)       7,695.38      $167.47
                                                                                                =========      =======
American Century Fund:
  American Century Subaccount..........................       2,270.60          (2,270.60)             --           --
                                                                                                =========      =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................             --                 --              --           --
                                                                                                =========      =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................             --                 --              --           --
                                                                                                =========      =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                                   OPTIONSPLUS
                                                                                      2001
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  All Pro Broad Equity Subaccount**....................     189,317.26          (4,469.05)     184,848.21      $255.57
                                                                                               ==========      =======
  Money Market Subaccount..............................     117,678.43            (745.44)     116,932.99      $149.76
                                                                                               ==========      =======
  Bond Subaccount......................................      38,638.61           4,947.89       43,586.50      $188.97
                                                                                               ==========      =======
  Balanced Subaccount**................................      66,160.05            (106.76)      66,053.29      $231.61
                                                                                               ==========      =======
  Mid Cap Growth Subaccount**..........................      93,593.63             242.72       93,836.35      $332.71
                                                                                               ==========      =======
  International Subaccount.............................     129,450.30           4,536.66      133,986.96      $192.86
                                                                                               ==========      =======
  All Pro Large Cap Growth Subaccount..................     116,680.08          12,024.37      128,704.45      $ 91.30
                                                                                               ==========      =======
  All Pro Large Cap Value Subaccount...................      53,379.92          12,130.08       65,510.00      $ 98.82
                                                                                               ==========      =======
  All Pro Small Cap Growth Subaccount..................     111,681.17          (7,385.60)     104,295.57      $121.64
                                                                                               ==========      =======
  All Pro Small Cap Value Subaccount...................      47,694.62          33,791.50       81,486.12      $100.73
                                                                                               ==========      =======
  Equity 500 Index Subaccount..........................     348,031.02          13,277.52      361,308.54      $274.05
                                                                                               ==========      =======
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A:
  2006 Series..........................................      30,545.34           1,355.87       31,901.21      $257.77
                                                                                               ==========      =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................     294,047.52           1,556.10      295,603.62      $255.02
                                                                                               ==========      =======
  Growth Subaccount....................................     437,201.67          (4,588.92)     432,612.75      $270.76
                                                                                               ==========      =======
  High Income Subaccount...............................      81,706.67           4,674.41       86,381.08      $108.09
                                                                                               ==========      =======
  Overseas Subaccount..................................     185,815.16          (1,374.81)     184,440.35      $129.46
                                                                                               ==========      =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................     149,846.40          (5,691.33)     144,155.07      $184.98
                                                                                               ==========      =======
  Investment Grade Bond Subaccount.....................      80,457.23          15,487.41       95,944.64      $162.12
                                                                                               ==========      =======
  Contrafund Subaccount................................     262,994.75           9,913.68      272,908.43      $177.19
                                                                                               ==========      =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................      34,477.96          14,475.17       48,953.13      $145.61
                                                                                               ==========      =======
  Partners Subaccount..................................     171,145.72           3,584.90      174,730.62      $ 95.79
                                                                                               ==========      =======
  Growth Subaccount....................................             --                 --              --           --
                                                                                               ==========      =======
  Balanced Subaccount..................................             --                 --              --           --
                                                                                               ==========      =======

---------------
** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
   Balanced and Mid Cap Growth Subaccounts were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                                   OPTIONSPLUS
                                                                                      2001
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide InsuranceTrust:
  Van Eck Worldwide Bond Subaccount....................      25,293.65          (1,228.68)      24,064.97      $119.53
                                                                                               ==========      =======
  Van Eck Worldwide Hard Assets Subaccount.............      17,484.28            (767.72)      16,716.56      $103.37
                                                                                               ==========      =======
  Van Eck Worldwide Emerging Markets Subaccount........     102,680.47          (6,711.70)      95,968.77      $ 73.20
                                                                                               ==========      =======
  Van Eck Worldwide Real Estate Subaccount.............       6,005.67           2,300.82        8,306.49      $102.56
                                                                                               ==========      =======
Alger American Fund:
  Alger American Small Capitalization Subaccount.......     186,931.20          17,042.10      203,973.30      $ 84.75
                                                                                               ==========      =======
American Century Fund:
  American Century Subaccount..........................             --                 --              --           --
                                                                                               ==========      =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................      37,395.36           5,808.65       43,204.01      $ 57.58
                                                                                               ==========      =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................       8,039.49          16,154.26       24,193.75      $ 94.66
                                                                                               ==========      =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                                   OPTIONSPLUS
                                                                                      2000
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount....................................     218,352.85         (29,035.59)     189,317.26      $295.27
                                                                                               ==========      =======
  Money Market Subaccount..............................     152,695.33         (35,016.90)     117,678.43      $145.42
                                                                                               ==========      =======
  Bond Subaccount......................................      41,050.46          (2,411.85)      38,638.61      $177.07
                                                                                               ==========      =======
  Managed Subaccount...................................      75,970.83          (9,810.78)      66,160.05      $250.75
                                                                                               ==========      =======
  Aggressive Growth Subaccount.........................      85,971.07           7,622.56       93,593.63      $348.44
                                                                                               ==========      =======
  International Subaccount.............................     131,411.17          (1,960.87)     129,450.30      $220.92
                                                                                               ==========      =======
  All Pro Large Cap Growth Subaccount..................      93,285.61          23,394.47      116,680.08      $117.37
                                                                                               ==========      =======
  All Pro Large Cap Value Subaccount...................      49,947.84           3,432.08       53,379.92      $100.22
                                                                                               ==========      =======
  All Pro Small Cap Growth Subaccount..................      64,188.90          47,492.27      111,681.17      $145.63
                                                                                               ==========      =======
  All Pro Small Cap Value Subaccount...................      36,482.53          11,212.09       47,694.62      $ 89.89
                                                                                               ==========      =======
  Equity 500 Index Subaccount**........................     350,611.51          (2,580.49)     348,031.02      $314.36
                                                                                               ==========      =======
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A:
  2006 Series..........................................      37,954.99          (7,409.65)      30,545.34      $239.17
                                                                                               ==========      =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................     326,492.92         (32,445.40)     294,047.52      $270.08
                                                                                               ==========      =======
  Growth Subaccount....................................     411,934.32          25,267.35      437,201.67      $330.94
                                                                                               ==========      =======
  High Income Subaccount...............................      72,246.29           9,460.38       81,706.67      $123.26
                                                                                               ==========      =======
  Overseas Subaccount..................................     160,920.68          24,894.48      185,815.16      $165.29
                                                                                               ==========      =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................     159,190.41          (9,344.01)     149,846.40      $194.13
                                                                                               ==========      =======
  Investment Grade Bond Subaccount.....................      76,851.07           3,606.16       80,457.23      $150.45
                                                                                               ==========      =======
  Contrafund Subaccount................................     238,763.30          24,231.45      262,994.75      $203.24
                                                                                               ==========      =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................      42,502.35          (8,024.39)      34,477.96      $134.73
                                                                                               ==========      =======
  Partners Subaccount..................................     186,994.96         (15,849.24)     171,145.72      $ 99.22
                                                                                               ==========      =======
  Growth Subaccount....................................             --                 --              --           --
                                                                                               ==========      =======
  Balanced Subaccount..................................             --                 --              --           --
                                                                                               ==========      =======

---------------
** Prior to February 7, 2000, this subaccount was known as Fidelity Index 500
   Subaccount.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                                   OPTIONSPLUS
                                                                                      2000
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................      27,532.79          (2,239.14)      25,293.65      $126.79
                                                                                               ==========      =======
  Van Eck Worldwide Hard Assets Subaccount.............      15,190.21           2,294.07       17,484.28      $116.20
                                                                                               ==========      =======
  Van Eck Worldwide Emerging Markets Subaccount........      81,370.63          21,309.84      102,680.47      $ 75.04
                                                                                               ==========      =======
  Van Eck Worldwide Real Estate Subaccount.............       5,146.37             859.30        6,005.67      $ 98.00
                                                                                               ==========      =======
Alger American Fund:
  Alger American Small Capitalization Subaccount.......     161,504.32          25,426.88      186,931.20      $121.02
                                                                                               ==========      =======
American Century Fund:
  American Century Subaccount..........................             --                 --              --           --
                                                                                               ==========      =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................             --          37,395.36       37,395.36      $ 83.71
                                                                                               ==========      =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................             --           8,039.49        8,039.49      $ 99.30
                                                                                               ==========      =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



------------------------------------------------------------------------------------------------------------------------
                                                                                   OPTIONSPLUS
                                                                                      1999
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount....................................     231,267.13         (12,914.28)     218,352.85      $271.14
                                                                                               ==========      =======
  Money Market Subaccount..............................     152,112.32             583.01      152,695.33      $138.03
                                                                                               ==========      =======
  Bond Subaccount......................................      39,260.90           1,789.56       41,050.46      $162.75
                                                                                               ==========      =======
  Managed Subaccount...................................      60,543.69          15,427.14       75,970.83      $232.16
                                                                                               ==========      =======
  Aggressive Growth Subaccount.........................      90,420.11          (4,449.04)      85,971.07      $253.74
                                                                                               ==========      =======
  International Subaccount.............................     131,796.54            (385.37)     131,411.17      $229.00
                                                                                               ==========      =======
  All Pro Large Cap Growth Subaccount..................      16,189.15          77,096.46       93,285.61      $145.90
                                                                                               ==========      =======
  All Pro Large Cap Value Subaccount...................      17,427.33          32,520.51       49,947.84      $ 99.22
                                                                                               ==========      =======
  All Pro Small Cap Growth Subaccount..................      17,917.47          46,271.43       64,188.90      $185.96
                                                                                               ==========      =======
  All Pro Small Cap Value Subaccount...................      17,992.03          18,490.50       36,482.53      $ 74.92
                                                                                               ==========      =======
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A:
  2006 Series..........................................      36,079.17           1,875.82       37,954.99      $210.10
                                                                                               ==========      =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................     306,795.11          19,697.81      326,492.92      $250.97
                                                                                               ==========      =======
  Growth Subaccount....................................     360,517.62          51,416.70      411,934.32      $374.55
                                                                                               ==========      =======
  High Income Subaccount...............................      80,959.89          (8,713.60)      72,246.29      $160.18
                                                                                               ==========      =======
  Overseas Subaccount..................................     145,102.04          15,818.64      160,920.68      $205.87
                                                                                               ==========      =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................     154,209.84           4,980.57      159,190.41      $203.59
                                                                                               ==========      =======
  Index 500 Subaccount.................................     284,790.98          65,820.53      350,611.51      $348.85
                                                                                               ==========      =======
  Investment Grade Bond Subaccount.....................      64,215.82          12,635.25       76,851.07      $136.28
                                                                                               ==========      =======
  Contrafund Subaccount................................     169,226.93          69,536.37      238,763.30      $219.28
                                                                                               ==========      =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................      32,752.84           9,749.51       42,502.35      $127.12
                                                                                               ==========      =======
  Partners Subaccount..................................      10,905.60         176,089.36      186,994.96      $ 99.27
                                                                                               ==========      =======
  Growth Subaccount....................................      91,792.01         (91,792.01)             --           --
                                                                                               ==========      =======
  Balanced Subaccount..................................      29,132.79         (29,132.79)             --           --
                                                                                               ==========      =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



------------------------------------------------------------------------------------------------------------------------
                                                                                   OPTIONSPLUS
                                                                                      1999
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................      24,541.59           2,991.20       27,532.79      $125.38
                                                                                               ==========      =======
  Van Eck Worldwide Hard Assets Subaccount.............      14,577.19             613.02       15,190.21      $105.08
                                                                                               ==========      =======
  Van Eck Worldwide Emerging Markets Subaccount........      65,510.97          15,859.66       81,370.63      $130.05
                                                                                               ==========      =======
  Van Eck Worldwide Real Estate Subaccount.............       2,410.29           2,736.08        5,146.37      $ 83.17
                                                                                               ==========      =======
Alger American Fund:
  Alger American Small Capitalization Subaccount.......     159,654.74           1,849.58      161,504.32      $167.47
                                                                                               ==========      =======
American Century Fund:
  American Century Subaccount..........................      40,216.00         (40,216.00)             --           --
                                                                                               ==========      =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................             --                 --              --           --
                                                                                               ==========      =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................             --                 --              --           --
                                                                                               ==========      =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                            OPTIONS PREMIER
                                                                                  2001
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  All Pro Broad Equity Subaccount**..............       9,510.49            5,251.63        14,762.12       $255.31
                                                                                           ==========       =======
  Money Market Subaccount........................      51,935.48           50,026.05       101,961.53       $149.61
                                                                                           ==========       =======
  Bond Subaccount................................       4,041.95            5,015.14         9,057.09       $188.78
                                                                                           ==========       =======
  Balanced Subaccount**..........................       1,988.00            3,565.80         5,553.80       $231.38
                                                                                           ==========       =======
  Mid Cap Growth Subaccount**....................       6,583.13            8,332.32        14,915.45       $332.37
                                                                                           ==========       =======
  International Subaccount.......................       5,577.86            6,211.63        11,789.49       $192.67
                                                                                           ==========       =======
  All Pro Large Cap Growth Subaccount............      26,333.33           28,200.93        54,534.26       $ 91.21
                                                                                           ==========       =======
  All Pro Large Cap Value Subaccount.............      15,692.07           21,866.59        37,558.66       $ 98.72
                                                                                           ==========       =======
  All Pro Small Cap Growth Subaccount............      29,123.65           22,446.51        51,570.16       $121.52
                                                                                           ==========       =======
  All Pro Small Cap Value Subaccount.............      15,711.66           21,759.86        37,471.52       $100.63
                                                                                           ==========       =======
  Equity 500 Index Subaccount....................      53,646.93           41,455.67        95,102.60       $273.78
                                                                                           ==========       =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.......................      21,340.47           18,514.08        39,854.55       $254.77
                                                                                           ==========       =======
  Growth Subaccount..............................      57,784.44           41,831.37        99,615.81       $270.49
                                                                                           ==========       =======
  High Income Subaccount.........................       6,816.57            6,311.75        13,128.32       $107.98
                                                                                           ==========       =======
  Overseas Subaccount............................      23,406.40           20,444.17        43,850.57       $129.33
                                                                                           ==========       =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.......................       9,971.73            8,517.82        18,489.55       $184.80
                                                                                           ==========       =======
  Investment Grade Bond Subaccount...............      13,109.24           20,880.69        33,989.93       $161.96
                                                                                           ==========       =======
  Contrafund Subaccount..........................      51,296.44           27,478.26        78,774.70       $177.02
                                                                                           ==========       =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount...............       6,288.36            6,690.10        12,978.46       $145.47
                                                                                           ==========       =======
  Partners Subaccount............................       8,677.69            8,790.81        17,468.50       $ 95.70
                                                                                           ==========       =======
Van Eck Worldwide InsuranceTrust:
  Van Eck Worldwide Bond Subaccount..............       1,369.30            1,143.78         2,513.08       $119.41
                                                                                           ==========       =======
  Van Eck Worldwide Hard Assets Subaccount.......       1,448.47            1,855.10         3,303.57       $103.27
                                                                                           ==========       =======
  Van Eck Worldwide Emerging Markets Subaccount..      15,099.22            9,077.37        24,176.59       $ 73.13
                                                                                           ==========       =======
  Van Eck Worldwide Real Estate Subaccount.......       2,133.88            3,184.06         5,317.94       $102.45
                                                                                           ==========       =======

---------------

** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity, Balanced and Mid Cap Growth Subaccounts
   were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                            OPTIONS PREMIER
                                                                                  2001
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Alger American Fund:
  Alger American Small Capitalization
    Subaccount...................................      23,197.22           19,549.83        42,747.05       $ 84.66
                                                                                           ==========       =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II..................      16,375.53           39,891.37        56,266.90       $ 57.52
                                                                                           ==========       =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II.....................       2,877.44           11,699.36        14,576.80       $ 94.56
                                                                                           ==========       =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                            OPTIONS PREMIER
                                                                                  2000
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount..............................       5,581.86            3,928.63         9,510.49       $295.27
                                                                                            =========       =======
  Money Market Subaccount........................      31,379.27           20,556.21        51,935.48       $145.42
                                                                                            =========       =======
  Bond Subaccount................................       1,181.96            2,859.99         4,041.95       $177.07
                                                                                            =========       =======
  Managed Subaccount.............................         822.20            1,165.80         1,988.00       $250.75
                                                                                            =========       =======
  Aggressive Growth Subaccount...................       1,097.05            5,486.08         6,583.13       $348.44
                                                                                            =========       =======
  International Subaccount.......................       1,622.01            3,955.85         5,577.86       $220.92
                                                                                            =========       =======
  All Pro Large Cap Growth Subaccount............       5,710.61           20,622.72        26,333.33       $117.37
                                                                                            =========       =======
  All Pro Large Cap Value Subaccount.............       3,980.13           11,711.94        15,692.07       $100.22
                                                                                            =========       =======
  All Pro Small Cap Growth Subaccount............       4,495.14           24,628.51        29,123.65       $145.63
                                                                                            =========       =======
  All Pro Small Cap Value Subaccount.............       3,405.52           12,306.14        15,711.66       $ 89.89
                                                                                            =========       =======
  Equity 500 Index Subaccount**..................      19,590.51           34,056.42        53,646.93       $314.36
                                                                                            =========       =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.......................       8,193.71           13,146.76        21,340.47       $270.08
                                                                                            =========       =======
  Growth Subaccount..............................      13,506.91           44,277.53        57,784.44       $330.94
                                                                                            =========       =======
  High Income Subaccount.........................       1,251.22            5,565.35         6,816.57       $123.26
                                                                                            =========       =======
  Overseas Subaccount............................       3,940.38           19,466.02        23,406.40       $165.29
                                                                                            =========       =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.......................       2,716.81            7,254.92         9,971.73       $194.13
                                                                                            =========       =======
  Investment Grade Bond Subaccount...............       5,053.99            8,055.25        13,109.24       $150.45
                                                                                            =========       =======
  Contrafund Subaccount..........................      16,401.77           34,894.67        51,296.44       $203.24
                                                                                            =========       =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount...............       2,316.02            3,972.34         6,288.36       $134.73
                                                                                            =========       =======
  Partners Subaccount............................       2,095.30            6,582.39         8,677.69       $ 99.22
                                                                                            =========       =======
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount..............         795.29              574.01         1,369.30       $126.79
                                                                                            =========       =======
  Van Eck Worldwide Hard Assets Subaccount.......         499.45              949.02         1,448.47       $116.20
                                                                                            =========       =======
  Van Eck Worldwide Emerging Markets
    Subaccount...................................       3,572.75           11,526.47        15,099.22       $ 75.04
                                                                                            =========       =======
  Van Eck Worldwide Real Estate Subaccount.......         583.84            1,550.04         2,133.88       $ 98.00
                                                                                            =========       =======

---------------

** Prior to February 7, 2000, this subaccount was known as Fidelity Index 500 Subaccount.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                            OPTIONS PREMIER
                                                                                  2000
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Alger American Fund:
  Alger American Small Capitalization
    Subaccount...................................       4,910.19           18,287.03        23,197.22       $121.02
                                                                                            =========       =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II..................             --           16,375.53        16,375.53       $ 83.71
                                                                                            =========       =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II.....................             --            2,877.44         2,877.44       $ 99.30
                                                                                            =========       =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                            OPTIONS PREMIER
                                                                                  1999
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount..............................         --                5,581.86         5,581.86       $271.14
                                                                                            =========       =======
  Money Market Subaccount........................         --               31,379.27        31,379.27       $138.03
                                                                                            =========       =======
  Bond Subaccount................................         --                1,181.96         1,181.96       $162.75
                                                                                            =========       =======
  Managed Subaccount.............................         --                  822.20           822.20       $232.16
                                                                                            =========       =======
  Aggressive Growth Subaccount...................         --                1,097.05         1,097.05       $253.74
                                                                                            =========       =======
  International Subaccount.......................         --                1,622.01         1,622.01       $229.00
                                                                                            =========       =======
  All Pro Large Cap Growth Subaccount............         --                5,710.61         5,710.61       $145.90
                                                                                            =========       =======
  All Pro Large Cap Value Subaccount.............         --                3,980.13         3,980.13       $ 99.22
                                                                                            =========       =======
  All Pro Small Cap Growth Subaccount............         --                4,495.14         4,495.14       $185.96
                                                                                            =========       =======
  All Pro Small Cap Value Subaccount.............         --                3,405.52         3,405.52       $ 74.92
                                                                                            =========       =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.......................         --                8,193.71         8,193.71       $250.97
                                                                                            =========       =======
  Growth Subaccount..............................         --               13,506.91        13,506.91       $374.55
                                                                                            =========       =======
  High Income Subaccount.........................         --                1,251.22         1,251.22       $160.18
                                                                                            =========       =======
  Overseas Subaccount............................         --                3,940.38         3,940.38       $205.87
                                                                                            =========       =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.......................         --                2,716.81         2,716.81       $203.59
                                                                                            =========       =======
  Index 500 Subaccount...........................         --               19,590.51        19,590.51       $348.85
                                                                                            =========       =======
  Investment Grade Bond Subaccount...............         --                5,053.99         5,053.99       $136.28
                                                                                            =========       =======
  Contrafund Subaccount..........................         --               16,401.77        16,401.77       $219.28
                                                                                            =========       =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount...............         --                2,316.02         2,316.02       $127.12
                                                                                            =========       =======
  Partners Subaccount............................         --                2,095.30         2,095.30       $ 99.27
                                                                                            =========       =======
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount..............         --                  795.29           795.29       $125.38
                                                                                            =========       =======
  Van Eck Worldwide Hard Assets Subaccount.......         --                  499.45           499.45       $105.08
                                                                                            =========       =======
  Van Eck Worldwide Emerging Markets
    Subaccount...................................         --                3,572.75         3,572.75       $130.05
                                                                                            =========       =======
  Van Eck Worldwide Real Estate Subaccount.......         --                  583.84           583.84       $ 83.17
                                                                                            =========       =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                            OPTIONS PREMIER
                                                                                  1999
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Alger American Fund:
  Alger American Small Capitalization
    Subaccount...................................         --                4,910.19         4,910.19       $167.47
                                                                                            =========       =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II..................         --                      --               --            --
                                                                                            =========       =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II.....................         --                      --               --            --
                                                                                            =========       =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                        SURVIVOR OPTIONS PREMIER
                                                                                  2001
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  All Pro Broad Equity Subaccount**..............        392.12               78.36           470.48        $255.31
                                                                                            ========        =======
  Money Market Subaccount........................      3,382.12            3,627.70         7,009.82        $149.61
                                                                                            ========        =======
  Bond Subaccount................................         25.07              105.77           130.84        $188.78
                                                                                            ========        =======
  Balanced Subaccount**..........................         37.11               94.72           131.83        $231.38
                                                                                            ========        =======
  Mid Cap Growth Subaccount**....................        323.75              143.44           467.19        $332.37
                                                                                            ========        =======
  International Subaccount.......................        148.84              248.53           397.37        $192.67
                                                                                            ========        =======
  All Pro Large Cap Growth Subaccount............        960.59              602.42         1,563.01        $ 91.21
                                                                                            ========        =======
  All Pro Large Cap Value Subaccount.............        451.60              433.11           884.71        $ 98.72
                                                                                            ========        =======
  All Pro Small Cap Growth Subaccount............        894.47              538.13         1,432.60        $121.52
                                                                                            ========        =======
  All Pro Small Cap Value Subaccount.............        539.11              604.50         1,143.61        $100.63
                                                                                            ========        =======
  Equity 500 Index Subaccount....................      2,119.40            1,713.25         3,832.65        $273.78
                                                                                            ========        =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.......................        956.78              570.59         1,527.37        $254.77
                                                                                            ========        =======
  Growth Subaccount..............................      1,898.88            1,192.02         3,090.90        $270.49
                                                                                            ========        =======
  High Income Subaccount.........................         55.46               97.78           153.24        $107.98
                                                                                            ========        =======
  Overseas Subaccount............................        484.52              680.76         1,165.28        $129.33
                                                                                            ========        =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.......................        644.49              266.44           910.93        $184.80
                                                                                            ========        =======
  Investment Grade Bond Subaccount...............        241.30            1,030.67         1,271.97        $161.96
                                                                                            ========        =======
  Contrafund Subaccount..........................      2,247.38            1,419.23         3,666.61        $177.02
                                                                                            ========        =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount...............        337.00              228.88           565.88        $145.47
                                                                                            ========        =======
  Partners Subaccount............................        126.17              229.17           355.34        $ 95.70
                                                                                            ========        =======

---------------

** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity, Balanced and Mid Cap Growth Subaccounts
   were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                        SURVIVOR OPTIONS PREMIER
                                                                                  2001
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount..............         15.78                9.18            24.96        $119.41
                                                                                            ========        =======
  Van Eck Worldwide Hard Assets Subaccount.......        153.55               58.99           212.54        $103.27
                                                                                            ========        =======
  Van Eck Worldwide Emerging Markets Subaccount..        643.26              272.75           916.01        $ 73.13
                                                                                            ========        =======
  Van Eck Worldwide Real Estate Subaccount.......        206.22              107.76           313.98        $102.45
                                                                                            ========        =======
Alger American Fund:
  Alger American Small Capitalization
    Subaccount...................................        777.11              665.53         1,442.64        $ 84.66
                                                                                            ========        =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II..................        838.02              581.97         1,419.99        $ 57.52
                                                                                            ========        =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II.....................         49.18              596.18           645.36        $ 94.56
                                                                                            ========        =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                        SURVIVOR OPTIONS PREMIER
                                                                                  2000
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount..............................           --               392.12           392.12        $295.27
                                                                                            ========        =======
  Money Market Subaccount........................       357.35             3,024.77         3,382.12        $145.42
                                                                                            ========        =======
  Bond Subaccount................................           --                25.07            25.07        $177.07
                                                                                            ========        =======
  Managed Subaccount.............................           --                37.11            37.11        $250.75
                                                                                            ========        =======
  Aggressive Growth Subaccount...................           --               323.75           323.75        $348.44
                                                                                            ========        =======
  International Subaccount.......................           --               148.84           148.84        $220.92
                                                                                            ========        =======
  All Pro Large Cap Growth Subaccount............         6.63               953.96           960.59        $117.37
                                                                                            ========        =======
  All Pro Large Cap Value Subaccount.............         9.74               441.86           451.60        $100.22
                                                                                            ========        =======
  All Pro Small Cap Growth Subaccount............         5.20               889.27           894.47        $145.63
                                                                                            ========        =======
  All Pro Small Cap Value Subaccount.............        12.90               526.21           539.11        $ 89.89
                                                                                            ========        =======
  Equity 500 Index Subaccount**..................           --             2,119.40         2,119.40        $314.36
                                                                                            ========        =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.......................           --               956.78           956.78        $270.08
                                                                                            ========        =======
  Growth Subaccount..............................           --             1,898.88         1,898.88        $330.94
                                                                                            ========        =======
  High Income Subaccount.........................           --                55.46            55.46        $123.26
                                                                                            ========        =======
  Overseas Subaccount............................        14.08               470.44           484.52        $165.29
                                                                                            ========        =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.......................           --               644.49           644.49        $194.13
                                                                                            ========        =======
  Investment Grade Bond Subaccount...............           --               241.30           241.30        $150.45
                                                                                            ========        =======
  Contrafund Subaccount..........................         8.82             2,238.56         2,247.38        $203.24
                                                                                            ========        =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount...............           --               337.00           337.00        $134.73
                                                                                            ========        =======
  Partners Subaccount............................           --               126.17           126.17        $ 99.22
                                                                                            ========        =======

---------------
** Prior to February 7, 2000, this subaccount was known as Fidelity Index 500
   Subaccount.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                        SURVIVOR OPTIONS PREMIER
                                                                                  2000
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount..............         7.71                 8.07            15.78        $126.79
                                                                                            ========        =======
  Van Eck Worldwide Hard Assets Subaccount.......           --               153.55           153.55        $116.20
                                                                                            ========        =======
  Van Eck Worldwide Emerging Markets
    Subaccount...................................           --               643.26           643.26        $ 75.04
                                                                                            ========        =======
  Van Eck Worldwide Real Estate Subaccount.......           --               206.22           206.22        $ 98.00
                                                                                            ========        =======
Alger American Fund:
  Alger American Small Capitalization
    Subaccount...................................           --               777.11           777.11        $121.02
                                                                                            ========        =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II..................           --               838.02           838.02        $ 83.71
                                                                                            ========        =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II.....................           --                49.18            49.18        $ 99.30
                                                                                            ========        =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                        SURVIVOR OPTIONS PREMIER
                                                                                  1999
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount..............................         --                    --               --              --
                                                                                             ======         =======
  Money Market Subaccount........................         --                357.35           357.35         $138.03
                                                                                             ======         =======
  Bond Subaccount................................         --                    --               --              --
                                                                                             ======         =======
  Managed Subaccount.............................         --                    --               --              --
                                                                                             ======         =======
  Aggressive Growth Subaccount...................         --                    --               --              --
                                                                                             ======         =======
  International Subaccount.......................         --                    --               --              --
                                                                                             ======         =======
  All Pro Large Cap Growth Subaccount............         --                  6.63             6.63         $145.90
                                                                                             ======         =======
  All Pro Large Cap Value Subaccount.............         --                  9.74             9.74         $ 99.22
                                                                                             ======         =======
  All Pro Small Cap Growth Subaccount............         --                  5.20             5.20         $185.96
                                                                                             ======         =======
  All Pro Small Cap Value Subaccount.............         --                 12.90            12.90         $ 74.92
                                                                                             ======         =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.......................         --                    --               --              --
                                                                                             ======         =======
  Growth Subaccount..............................         --                    --               --              --
                                                                                             ======         =======
  High Income Subaccount.........................         --                    --               --              --
                                                                                             ======         =======
  Overseas Subaccount............................         --                 14.08            14.08         $205.87
                                                                                             ======         =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.......................         --                    --               --              --
                                                                                             ======         =======
  Index 500 Subaccount...........................         --                    --               --              --
                                                                                             ======         =======
  Investment Grade Bond Subaccount...............         --                    --               --              --
                                                                                             ======         =======
  Contrafund Subaccount..........................         --                  8.82             8.82         $219.28
                                                                                             ======         =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount...............         --                    --               --              --
                                                                                             ======         =======
  Partners Subaccount............................         --                    --               --              --
                                                                                             ======         =======
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount..............         --                  7.71             7.71         $125.38
                                                                                             ======         =======
  Van Eck Worldwide Hard Assets Subaccount.......         --                    --               --              --
                                                                                             ======         =======
  Van Eck Worldwide Emerging Markets
    Subaccount...................................         --                    --               --              --
                                                                                             ======         =======
  Van Eck Worldwide Real Estate Subaccount.......         --                    --               --              --
                                                                                             ======         =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                        SURVIVOR OPTIONS PREMIER
                                                                                  1999
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Alger American Fund:
  Alger American Small Capitalization
    Subaccount...................................         --                    --               --              --
                                                                                             ======         =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II..................         --                    --               --              --
                                                                                             ======         =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II.....................         --                    --               --              --
                                                                                             ======         =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                         SURVIVOR OPTIONS ELITE
                                                                                  2001
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  All Pro Broad Equity Subaccount**..............        245.01               141.29           386.30       $255.31
                                                                                            =========       =======
  Money Market Subaccount........................      6,491.99            15,431.64        21,923.63       $149.61
                                                                                            =========       =======
  Bond Subaccount................................        136.08               278.49           414.57       $188.78
                                                                                            =========       =======
  Balanced Subaccount**..........................         31.98               199.15           231.13       $231.38
                                                                                            =========       =======
  Mid Cap Growth Subaccount**....................        519.98               636.49         1,156.47       $332.37
                                                                                            =========       =======
  International Subaccount.......................        875.90               933.75         1,809.65       $192.67
                                                                                            =========       =======
  All Pro Large Cap Growth Subaccount............      1,531.98             2,253.42         3,785.40       $ 91.21
                                                                                            =========       =======
  All Pro Large Cap Value Subaccount.............        571.76             1,492.87         2,064.63       $ 98.72
                                                                                            =========       =======
  All Pro Small Cap Growth Subaccount............      2,100.51             2,930.55         5,031.06       $121.52
                                                                                            =========       =======
  All Pro Small Cap Value Subaccount.............      1,084.64             2,878.79         3,963.43       $100.63
                                                                                            =========       =======
  Equity 500 Index Subaccount....................      4,083.96             5,474.43         9,558.39       $273.78
                                                                                            =========       =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.......................      1,900.45             1,606.33         3,506.78       $254.77
                                                                                            =========       =======
  Growth Subaccount..............................      3,599.15             5,019.36         8,618.51       $270.49
                                                                                            =========       =======
  High Income Subaccount.........................        556.93               629.90         1,186.83       $107.98
                                                                                            =========       =======
  Overseas Subaccount............................      2,730.34             2,094.54         4,824.88       $129.33
                                                                                            =========       =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.......................      2,246.71             1,511.86         3,758.57       $184.80
                                                                                            =========       =======
  Investment Grade Bond Subaccount...............        413.37             2,247.75         2,661.12       $161.96
                                                                                            =========       =======
  Contrafund Subaccount..........................      3,640.83             2,730.05         6,370.88       $177.02
                                                                                            =========       =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount...............        431.02               589.40         1,020.42       $145.47
                                                                                            =========       =======
  Partners Subaccount............................        333.05               678.93         1,011.98       $ 95.70
                                                                                            =========       =======
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount..............        129.77                40.06           169.83       $119.41
                                                                                            =========       =======
  Van Eck Worldwide Hard Assets Subaccount.......        643.88                72.29           716.17       $103.27
                                                                                            =========       =======
  Van Eck Worldwide Emerging Markets
    Subaccount...................................      1,759.02               947.00         2,706.02       $ 73.13
                                                                                            =========       =======
  Van Eck Worldwide Real Estate Subaccount.......        359.66               598.52           958.18       $102.45
                                                                                            =========       =======

---------------

** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity, Balanced and Mid Cap Growth Subaccounts
   were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                         SURVIVOR OPTIONS ELITE
                                                                                  2001
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Alger American Fund:
  Alger American Small Capitalization
    Subaccount...................................      1,995.78             1,145.71         3,141.49       $ 84.66
                                                                                            =========       =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II..................      1,640.01             5,361.46         7,001.47       $ 57.52
                                                                                            =========       =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II.....................        267.01               982.55         1,249.56       $ 94.56
                                                                                            =========       =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                         SURVIVOR OPTIONS ELITE
                                                                                  2000
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount..............................        12.65               232.36           245.01        $295.27
                                                                                            ========        =======
  Money Market Subaccount........................       512.55             5,979.44         6,491.99        $145.42
                                                                                            ========        =======
  Bond Subaccount................................        14.45               121.63           136.08        $177.07
                                                                                            ========        =======
  Managed Subaccount.............................        10.17                21.81            31.98        $250.75
                                                                                            ========        =======
  Aggressive Growth Subaccount...................         6.77               513.21           519.98        $348.44
                                                                                            ========        =======
  International Subaccount.......................        38.89               837.01           875.90        $220.92
                                                                                            ========        =======
  All Pro Large Cap Growth Subaccount............         1.68             1,530.30         1,531.98        $117.37
                                                                                            ========        =======
  All Pro Large Cap Value Subaccount.............         2.04               569.72           571.76        $100.22
                                                                                            ========        =======
  All Pro Small Cap Growth Subaccount............         1.25             2,099.26         2,100.51        $145.63
                                                                                            ========        =======
  All Pro Small Cap Value Subaccount.............       117.26               967.38         1,084.64        $ 89.89
                                                                                            ========        =======
  Equity 500 Index Subaccount**..................       218.81             3,865.15         4,083.96        $314.36
                                                                                            ========        =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.......................        27.14             1,873.31         1,900.45        $270.08
                                                                                            ========        =======
  Growth Subaccount..............................        32.22             3,566.93         3,599.15        $330.94
                                                                                            ========        =======
  High Income Subaccount.........................           --               556.93           556.93        $123.26
                                                                                            ========        =======
  Overseas Subaccount............................        43.51             2,686.83         2,730.34        $165.29
                                                                                            ========        =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.......................        11.60             2,235.11         2,246.71        $194.13
                                                                                            ========        =======
  Investment Grade Bond Subaccount...............        31.08               382.29           413.37        $150.45
                                                                                            ========        =======
  Contrafund Subaccount..........................        26.13             3,614.70         3,640.83        $203.24
                                                                                            ========        =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount...............       100.05               330.97           431.02        $134.73
                                                                                            ========        =======
  Partners Subaccount............................        69.00               264.05           333.05        $ 99.22
                                                                                            ========        =======

---------------
** Prior to February 7, 2000, this subaccount was known as Fidelity Index 500
   Subaccount.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                         SURVIVOR OPTIONS ELITE
                                                                                  2000
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount..............           --               129.77           129.77        $126.79
                                                                                            ========        =======
  Van Eck Worldwide Hard Assets Subaccount.......        40.77               603.11           643.88        $116.20
                                                                                            ========        =======
  Van Eck Worldwide Emerging Markets
    Subaccount...................................        35.25             1,723.77         1,759.02        $ 75.04
                                                                                            ========        =======
  Van Eck Worldwide Real Estate Subaccount.......        51.65               308.01           359.66        $ 98.00
                                                                                            ========        =======
Alger American Fund:
  Alger American Small Capitalization
    Subaccount...................................        15.54             1,980.24         1,995.78        $121.02
                                                                                            ========        =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II..................           --             1,640.01         1,640.01        $ 83.71
                                                                                            ========        =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II.....................           --               267.01           267.01        $ 99.30
                                                                                            ========        =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                         SURVIVOR OPTIONS ELITE
                                                                                  1999
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount..............................         --                 12.65            12.65         $271.14
                                                                                             ======         =======
  Money Market Subaccount........................         --                512.55           512.55         $138.03
                                                                                             ======         =======
  Bond Subaccount................................         --                 14.45            14.45         $162.75
                                                                                             ======         =======
  Managed Subaccount.............................         --                 10.17            10.17         $232.16
                                                                                             ======         =======
  Aggressive Growth Subaccount...................         --                  6.77             6.77         $253.74
                                                                                             ======         =======
  International Subaccount.......................         --                 38.89            38.89         $229.00
                                                                                             ======         =======
  All Pro Large Cap Growth Subaccount............         --                  1.68             1.68         $145.90
                                                                                             ======         =======
  All Pro Large Cap Value Subaccount.............         --                  2.04             2.04         $ 99.22
                                                                                             ======         =======
  All Pro Small Cap Growth Subaccount............         --                  1.25             1.25         $185.96
                                                                                             ======         =======
  All Pro Small Cap Value Subaccount.............         --                117.26           117.26         $ 74.92
                                                                                             ======         =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.......................         --                 27.14            27.14         $250.97
                                                                                             ======         =======
  Growth Subaccount..............................         --                 32.22            32.22         $374.55
                                                                                             ======         =======
  High Income Subaccount.........................         --                    --               --              --
                                                                                             ======         =======
  Overseas Subaccount............................         --                 43.51            43.51         $205.87
                                                                                             ======         =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.......................         --                 11.60            11.60         $203.59
                                                                                             ======         =======
  Index 500 Subaccount...........................         --                218.81           218.81         $348.85
                                                                                             ======         =======
  Investment Grade Bond Subaccount...............         --                 31.08            31.08         $136.28
                                                                                             ======         =======
  Contrafund Subaccount..........................         --                 26.13            26.13         $219.28
                                                                                             ======         =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount...............         --                100.05           100.05         $127.12
                                                                                             ======         =======
  Partners Subaccount............................         --                 69.00            69.00         $ 99.27
                                                                                             ======         =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED



---------------------------------------------------------------------------------------------------------------------
                                                                         SURVIVOR OPTIONS ELITE
                                                                                  1999
---------------------------------------------------------------------------------------------------------------------
                                                                        NET (DECREASE)/
                                                      UNITS OWNED         INCREASE IN      UNITS OWNED    UNIT VALUE
                                                   BEGINNING OF YEAR      UNITS OWNED      END OF YEAR    END OF YEAR
---------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount..............         --                    --               --              --
                                                                                             ======         =======
  Van Eck Worldwide Hard Assets Subaccount.......         --                 40.77            40.77         $105.08
                                                                                             ======         =======
  Van Eck Worldwide Emerging Markets
    Subaccount...................................         --                 35.25            35.25         $130.05
                                                                                             ======         =======
  Van Eck Worldwide Real Estate Subaccount.......         --                 51.65            51.65         $ 83.17
                                                                                             ======         =======
Alger American Fund:
  Alger American Small Capitalization
    Subaccount...................................         --                 15.54            15.54         $167.47
                                                                                             ======         =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II..................         --                    --               --              --
                                                                                             ======         =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II.....................         --                    --               --              --
                                                                                             ======         =======

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

The financial highlights of each Fund of the Separate Account at December 31, 2001 and for the year then ended is as follows:

--------------------------------------------------------------------------------

                                                 AT DECEMBER 31, 2001
-----------------------------------------------------------------------------------
                                                  UNIT FAIR VALUE        AVERAGE
                                      UNITS      LOWEST TO HIGHEST      NET ASSETS
-----------------------------------------------------------------------------------
Market Street Fund, Inc.:
 All Pro Broad Equity
   Portfolio.....................   237,458.38  $255.31 to $4,675.16   $179,689,965
 Money Market Portfolio..........   269,216.89  $149.61 to $2,044.02    $48,217,873
 Bond Portfolio..................    64,671.84  $188.78 to $2,379.86    $17,685,248
 Balanced Portfolio..............    81,654.29  $231.38 to $3,020.62    $40,892,021
 Mid Cap Growth Portfolio........   122,909.26  $332.37 to $4,965.48    $63,301,677
 International Portfolio.........   167,840.23  $192.67 to $1,956.30    $48,603,974
 All Pro Large Cap Growth
   Portfolio.....................   201,760.97     $91.21 to $917.10    $22,824,030
 All Pro Large Cap Value
   Portfolio.....................   114,833.35     $98.72 to $992.69    $11,962,375
 All Pro Small Cap Growth
   Portfolio.....................   179,807.99  $121.52 to $1,221.90    $29,567,161
 All Pro Small Cap Value
   Portfolio.....................   137,067.48  $100.63 to $1,011.82    $14,176,030
 Equity 500 Index Portfolio......   522,091.37  $273.78 to $2,772.54   $186,650,329
The Stripped ("Zero") U.S.
 Treasury Securities Fund,
 Provident Mutual Series A:
 2006 Series.....................    35,035.10  $257.52 to $3,674.63    $13,653,024
Variable Insurance Products Fund:
 Equity-Income Portfolio.........   387,151.67  $254.77 to $2,580.06   $135,009,460
 Growth Portfolio................   607,694.63  $270.49 to $2,739.28   $234,976,544
 High Income Portfolio...........   109,702.49  $107.98 to $1,127.22    $16,107,902
 Overseas Portfolio..............   267,505.27  $129.33 to $1,308.23    $49,896,367
Variable Insurance Products Fund
 II:
 Asset Manager Portfolio.........   190,658.46  $184.80 to $1,871.48    $50,693,236
 Investment Grade Bond
   Portfolio.....................   155,691.70  $161.96 to $1,638.32    $27,677,486
 Contrafund Portfolio............   393,535.21  $177.02 to $2,322.89    $87,885,443
Neuberger Berman Advisers
 Management Trust:
 Limited Maturity Bond
   Portfolio.....................    68,541.19  $145.47 to $1,471.49    $10,475,048
 Partners Portfolio..............   214,137.57   $95.70 to $1,964.35    $27,905,220

                                             FOR THE YEAR ENDED DECEMBER 31, 2001
---------------------------------  --------------------------------------------------------
                                   NET INVESTMENT*    EXPENSE RATIO**     TOTAL RETURN***
                                    INCOME RATIO     LOWEST TO HIGHEST   LOWEST TO HIGHEST
---------------------------------  --------------------------------------------------------
Market Street Fund, Inc.:
 All Pro Broad Equity
   Portfolio.....................       2.00%         0.35% to 0.76%     -13.53% to -13.40%
 Money Market Portfolio..........       2.77%         0.35% to 0.76%         2.88% to 3.04%
 Bond Portfolio..................       4.89%         0.35% to 0.75%         6.62% to 6.78%
 Balanced Portfolio..............       3.18%         0.35% to 0.75%       -7.73% to -7.59%
 Mid Cap Growth Portfolio........      14.02%         0.60% to 0.76%       -4.61% to -4.47%
 International Portfolio.........       3.49%         0.60% to 0.76%     -12.79% to -12.66%
 All Pro Large Cap Growth
   Portfolio.....................      -0.65%         0.60% to 0.76%     -22.29% to -22.17%
 All Pro Large Cap Value
   Portfolio.....................       0.23%         0.60% to 0.77%       -1.49% to -1.34%
 All Pro Small Cap Growth
   Portfolio.....................      -0.70%         0.61% to 0.76%     -16.56% to -16.43%
 All Pro Small Cap Value
   Portfolio.....................      -0.25%         0.60% to 0.76%       11.94% to 12.11%
 Equity 500 Index Portfolio......       0.48%         0.60% to 0.75%     -12.91% to -12.78%
The Stripped ("Zero") U.S.
 Treasury Securities Fund,
 Provident Mutual Series A:
 2006 Series.....................      -0.94%         0.35% to 0.75%         7.67% to 7.83%
Variable Insurance Products Fund:
 Equity-Income Portfolio.........       0.97%         0.60% to 0.76%       -5.67% to -5.53%
 Growth Portfolio................      -0.62%         0.60% to 0.76%     -18.27% to -18.14%
 High Income Portfolio...........      13.07%         0.61% to 0.76%     -12.39% to -12.26%
 Overseas Portfolio..............       4.60%         0.60% to 0.75%     -21.76% to -21.64%
Variable Insurance Products Fund
 II:
 Asset Manager Portfolio.........       3.49%         0.60% to 0.75%       -4.81% to -4.67%
 Investment Grade Bond
   Portfolio.....................       3.93%         0.60% to 0.75%         7.65% to 7.81%
 Contrafund Portfolio............       0.07%         0.60% to 0.76%     -12.90% to -12.77%
Neuberger Berman Advisers
 Management Trust:
 Limited Maturity Bond
   Portfolio.....................       4.59%         0.60% to 0.76%         7.97% to 8.13%
 Partners Portfolio..............      -0.32%         0.60% to 0.77%       -3.56% to -3.41%

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

                                                 AT DECEMBER 31, 2001
-----------------------------------------------------------------------------------
                                                  UNIT FAIR VALUE        AVERAGE
                                      UNITS      LOWEST TO HIGHEST      NET ASSETS
-----------------------------------------------------------------------------------
Van Eck Worldwide Insurance
 Trust:
 Van Eck Worldwide Bond
   Portfolio.....................    28,510.62  $119.41 to $1,207.87     $5,314,600
 Van Eck Worldwide Hard Assets
   Portfolio.....................    22,750.68  $103.27 to $1,044.63     $3,422,440
 Van Eck Worldwide Emerging
   Markets Portfolio.............   131,732.15     $73.13 to $737.56    $12,652,776
 Van Eck Worldwide Real Estate
   Portfolio.....................    15,811.64  $102.45 to $1,030.18     $1,694,633
Alger American Fund:
 Alger American Small
   Capitalization Portfolio......   265,961.66     $84.66 to $853.86    $29,985,337
Strong Variable Insurance Funds,
 Inc.:
 Strong Mid Cap Growth Fund II...   113,276.92     $57.52 to $576.65     $6,370,448
Strong Opportunity Fund II, Inc.:
 Strong Opportunity Fund II......    47,432.87     $94.56 to $948.03     $3,352,931

                                             FOR THE YEAR ENDED DECEMBER 31, 2001
---------------------------------  --------------------------------------------------------
                                   NET INVESTMENT*    EXPENSE RATIO**     TOTAL RETURN***
                                    INCOME RATIO     LOWEST TO HIGHEST   LOWEST TO HIGHEST
---------------------------------  --------------------------------------------------------
Van Eck Worldwide Insurance
 Trust:
 Van Eck Worldwide Bond
   Portfolio.....................       3.78%         0.60% to 0.77%       -5.82% to -5.63%
 Van Eck Worldwide Hard Assets
   Portfolio.....................       0.45%         0.60% to 0.76%     -11.12% to -10.99%
 Van Eck Worldwide Emerging
   Markets Portfolio.............      -0.70%         0.60% to 0.76%       -2.55% to -2.40%
 Van Eck Worldwide Real Estate
   Portfolio.....................       1.63%         0.60% to 0.75%         4.55% to 4.70%
Alger American Fund:
 Alger American Small
   Capitalization Portfolio......      -0.85%         0.61% to 0.77%     -30.04% to -29.94%
Strong Variable Insurance Funds,
 Inc.:
 Strong Mid Cap Growth Fund II...      -0.70%         0.61% to 0.78%     -31.29% to -31.19%
Strong Opportunity Fund II, Inc.:
 Strong Opportunity Fund II......      -0.15%         0.61% to 0.76%       -4.77% to -4.62%

---------------
* These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

** These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying fund are excluded. Expense ratio calculations could vary from the range noted above because Average Net Assets are calculated using month end account values.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

4. RELATED PARTY TRANSACTIONS
Provident Mutual makes certain deductions from premiums before amounts are allocated to each Separate Account selected by the policyholder. The deductions may include (1) administrative charges, (2) state premium taxes, (3) premium processing charges, (4) premiums for supplementary benefits, (5) premiums for extra mortality risks, (6) sales charges, (7) premiums for optional benefits,
(8) a risk charge for the guaranteed minimum death benefit, and (9) Federal tax charges. Premiums adjusted for these deductions are recorded as net premiums in the statement of changes in net assets. See original policy documents for specific charges assessed.

In addition to the aforementioned charges, each Separate Account is charged for mortality and expense risks assumed by Provident Mutual. The annual rates charged to cover these risks range from 0.35% to 0.75% of the net assets held for the benefit of policyholders. For some policyholders, this may be increased on a prospective basis, but cannot exceed 0.90%.

Each Separate Account is also charged by Provident Mutual for the cost of insurance protection. For single premium policies, the charge is accrued daily and deducted annually from the amount invested. For scheduled premium, modified premium and flexible premium adjustable policies, the charge is deducted monthly. The amount of the charge is computed based upon the amount of insurance provided during the year and the insured's attained age. Depending upon the type of policy, additional monthly deductions may be made for (1) administrative charges, (2) minimum death benefit charges, (3) first year policy charges and
(4) supplementary charges. See original policy documents for additional monthly charges. These charges are included in the statements of changes in net assets.

During any given policy year, the first four or twelve transfers (depending on the policy) by a policyholder of amounts in the Subaccounts are free of charge. A fee of $25 is assessed for each additional transfer.

The policies provide for an initial free-look period. If a policy is cancelled within certain time constraints, the policyholder will receive a refund equal to the policy account value plus reimbursements of certain deductions previously made under the policy. Where state law requires a minimum refund equal to gross premiums paid, the refund will instead equal the gross premiums paid on the policy and will not reflect investment experience.

If a policy is surrendered within the first 9-15 policy years (depending on the policy), a contingent deferred sales load charge and/or contingent deferred administrative charge are assessed. These charges are recorded as administrative charges in the statements of changes in net assets.

For scheduled premium and single premium policies, Provident Mutual has agreed to make a daily adjustment to the net rate of return of the Growth, Money Market and Bond Subaccounts to offset completely all Market Street Fund, Inc. expenses charged to the portfolios in which the Subaccounts invest, except for (1) all brokers' commissions, (2) transfer taxes, investment advisory fees and other fees and expenses for services relating to purchases and sales of portfolio investments, and (3) income tax

--------------------------------------------------------------------------------
The Provident Mutual Variable Life Separate Account of Provident Mutual Life Insurance Company
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

4. RELATED PARTY TRANSACTIONS, CONTINUED

liabilities. The total amounts reimbursed for the Growth, Money Market and Bond Subaccounts for the years ended December 31, 2001, 2000 and 1999 were as follows:

                                                             ALL PRO         MONEY
                                                           BROAD EQUITY      MARKET         BOND
                                                            SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                                           ------------    ----------    ----------
Year ending December 31,
     2001..............................................      $28,549         $1,733        $3,203
     2000..............................................      $32,698         $1,754        $2,901
     1999..............................................      $ 8,226             --        $1,010

These amounts are shown as an operating expense reimbursement reducing total expenses in the statements of operations.

Provident Mutual makes a daily asset charge against the assets of the Zero Coupon Bond 2006 Series Subaccount. The charge is to reimburse Provident Mutual for the transaction charge paid directly by Provident Mutual to MLPFS on the sale of the Zero Coupon Trust units to the Zero Coupon Bond 2006 Series Subaccount. Provident Mutual pays these amounts from General Account assets. The amount of the asset charge currently is equivalent to an effective annual rate of .25% of the average daily net assets of each Subaccount. This amount may be increased in the future, but in no event will it exceed an effective annual rate of .50%. The charge will be cost based (taking into account the loss of interest) with no anticipated element of profit for Provident Mutual.

                      [This Page Intentionally Left Blank]

                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             (DOLLARS IN THOUSANDS)

                                                                UNAUDITED
                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2002             2001
                                                              -------------    ------------
ASSETS
Investments:
  Fixed maturities:
     Available for sale, at fair value (cost:
      2002-$3,057,711; 2001-$3,024,128).....................   $3,169,498       $2,999,334
  Equity securities, at fair value (cost: 2002-$21,291;
     2001-$21,661)..........................................       20,549           22,043
  Mortgage loans............................................      503,875          563,403
  Real estate...............................................       23,207           25,005
  Policy loans and premium notes............................      358,078          365,175
  Other invested assets.....................................       65,464           70,076
                                                               ----------       ----------
       Total investments....................................    4,140,671        4,045,036
                                                               ----------       ----------
Cash and cash equivalents...................................       57,298          126,414
Premiums due................................................        7,134            8,902
Investment income due and accrued...........................       74,152           68,677
Deferred policy acquisition costs...........................      882,652          936,084
Reinsurance recoverable.....................................      156,296          162,164
Separate account assets.....................................    2,825,655        3,702,984
Other assets................................................      135,581          141,772
                                                               ----------       ----------
       Total assets.........................................   $8,279,439       $9,192,033
                                                               ==========       ==========
LIABILITIES
Policy liabilities:
  Future policyholder benefits..............................   $3,825,107       $3,869,907
  Policyholder funds........................................      153,867          159,865
  Policyholder dividends payable............................       35,600           35,401
  Other policy obligations..................................       23,602           21,914
                                                               ----------       ----------
       Total policy liabilities.............................    4,038,176        4,087,087
                                                               ----------       ----------
Expenses payable............................................       82,757           25,351
Taxes payable...............................................        6,334            5,101
Federal income taxes payable:
  Current...................................................           --           16,250
  Deferred..................................................       92,005           95,570
Separate account liabilities................................    2,825,655        3,702,984
Other liabilities...........................................       76,833           78,628
                                                               ----------       ----------
       Total liabilities....................................    7,121,760        8,010,971
                                                               ----------       ----------
COMMITMENTS AND CONTINGENCIES -- NOTE 8

EQUITY
  Retained earnings.........................................    1,124,876        1,194,086
  Accumulated other comprehensive income:
     Net unrealized appreciation (depreciation) on
      securities............................................       32,803          (13,024)
                                                               ----------       ----------
       Total equity.........................................    1,157,679        1,181,062
                                                               ----------       ----------
       Total liabilities and equity.........................   $8,279,439       $9,192,033
                                                               ==========       ==========

See accompanying condensed notes to unaudited consolidated financial statements

                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                 THREE MONTHS ENDED        NINE MONTHS ENDED
                                                    SEPTEMBER 30,            SEPTEMBER 30,
                                                ---------------------    ---------------------
                                                  2002         2001        2002         2001
                                                ---------    --------    ---------    --------
REVENUES
Policy and contract charges...................  $  46,334    $ 42,200    $ 135,923    $132,348
Premiums......................................     38,047      39,632      114,906     123,399
Net investment income.........................     71,059      76,870      215,276     225,980
Other income..................................      9,730       9,705       33,875      38,816
Net realized losses on investments............    (71,934)     (1,252)    (115,949)     (9,225)
                                                ---------    --------    ---------    --------
  Total revenues..............................     93,236     167,155      384,031     511,318
                                                ---------    --------    ---------    --------
BENEFITS AND EXPENSES
Policy and contract benefits..................     47,345      64,569      143,233     163,896
Change in future policyholder benefits........     18,615      18,338       55,094      53,351
Operating expenses............................     43,579      15,035       76,232      50,230
Amortization of deferred policy acquisition
  costs.......................................     38,660       1,226       80,818      49,776
Policyholder dividends........................     17,363      16,876       51,036      50,406
Demutualization expenses......................     49,865      14,513       61,815      14,513
Noninsurance commissions and expenses.........     11,190       9,543       31,735      32,158
                                                ---------    --------    ---------    --------
  Total benefits and expenses.................    226,617     140,100      499,963     414,330
                                                ---------    --------    ---------    --------
     (Loss) income before income taxes........   (133,381)     27,055     (115,932)     96,988
Income tax (benefit) expense:
  Current.....................................    (24,137)     (2,240)     (18,480)     11,049
  Deferred....................................    (22,651)     14,552      (28,242)     16,557
                                                ---------    --------    ---------    --------
     Total income tax (benefit) expense.......    (46,788)     12,312      (46,722)     27,606
                                                ---------    --------    ---------    --------
       Net (loss) income......................  $ (86,593)   $ 14,743    $ (69,210)   $ 69,382
                                                =========    ========    =========    ========

See accompanying condensed notes to unaudited consolidated financial statements

                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF EQUITY
                      NINE MONTHS ENDED SEPTEMBER 30, 2002
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                           NET
                                                                        UNREALIZED
                                                                       APPRECIATION
                                                          RETAINED    (DEPRECIATION)     TOTAL
                                                          EARNINGS    ON SECURITIES      EQUITY
                                                         ----------   --------------   ----------
Balance at January 1, 2002.............................  $1,194,086      $(13,024)     $1,181,062
                                                                                       ----------
  Comprehensive income
     Net loss..........................................     (69,210)           --         (69,210)
     Other comprehensive income, net of tax:
       Change in unrealized appreciation (depreciation)
          on securities................................          --        45,827          45,827
                                                                                       ----------
  Total comprehensive income...........................                                   (23,383)
                                                         ----------      --------      ----------
Balance at September 30, 2002..........................  $1,124,876      $ 32,803      $1,157,679
                                                         ==========      ========      ==========

See accompanying condensed notes to unaudited consolidated financial statements

                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                2002        2001
                                                              ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income...........................................  $ (69,210)  $  69,382
Adjustments to reconcile net (loss) income to net cash
  provided by (used in) operating activities:
  Interest credited to variable universal life and
    investment products.....................................     59,500      65,438
  Amortization of deferred policy acquisition costs.........     80,818      49,776
  Capitalization of deferred policy acquisition costs.......    (74,245)   (101,381)
  Deferred income taxes.....................................    (28,242)     16,557
  Net realized losses on investments........................    115,949       9,225
  Change in reinsurance recoverable.........................      5,868         483
  Change in policy liabilities and other policyholders'
    funds of traditional life products......................   (119,723)   (156,866)
  Other, net................................................     31,132     (24,820)
                                                              ---------   ---------
    Net cash provided by (used in) operating activities.....      1,847     (72,206)
                                                              ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of investments:
  Available for sale securities.............................     57,279     183,816
  Equity securities.........................................      1,138           7
  Real estate...............................................         --       3,862
  Other invested assets.....................................      5,898       8,146
Proceeds from maturities of investments:
  Available for sale securities.............................    289,549     535,898
  Mortgage loans............................................     58,836      69,382
Purchases of investments:
  Available for sale securities.............................   (478,821)   (711,002)
  Equity securities.........................................     (4,950)     (3,126)
  Mortgage loans............................................         --     (37,575)
  Real estate...............................................       (209)       (439)
  Other invested assets.....................................    (11,182)    (12,688)
Proceeds from sale of subsidiary............................     10,788          --
Contributions of separate account seed money................       (150)         --
Withdrawals of separate account seed money..................        923       7,188
Policy loans and premium notes, net.........................      7,097       1,716
Additions to property and equipment.........................     (1,647)     (3,393)
                                                              ---------   ---------
    Net cash (used in) provided by investing activities.....    (65,451)     41,792
                                                              ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Variable universal life and investment product deposits.....    476,868     689,065
Variable universal life and investment product
  withdrawals...............................................   (482,380)   (664,599)
                                                              ---------   ---------
    Net cash (used in) provided by financing activities.....     (5,512)     24,466
                                                              ---------   ---------
    Net change in cash and cash equivalents.................    (69,116)     (5,948)
Cash and cash equivalents, beginning of period..............    126,414      64,872
                                                              ---------   ---------
Cash and cash equivalents, end of period....................  $  57,298   $  58,924
                                                              =========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for income taxes................  $   6,836   $  29,079
                                                              =========   =========
Foreclosure of mortgage loans...............................  $      --   $      --
                                                              =========   =========

See accompanying condensed notes to unaudited consolidated financial statements

            PROVIDENT MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                      NINE MONTHS ENDED SEPTEMBER 30, 2002

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Provident Mutual Life Insurance Company and Subsidiaries (collectively, the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The financial information included herein reflects all adjustments (all of which are normal and recurring in nature) which are, in the opinion of management, necessary for a fair presentation of financial position and results of operations. Operating results for all periods presented are not necessarily indicative of the results that may be expected for the full year. All significant intercompany balances and transactions have been eliminated. The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2001.

2. NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS No. 142 applies to all acquired intangible assets whether acquired singularly, as part of a group, or in a business combination. SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets" (APB 17) and carries forward provisions in APB Opinion No. 17 related to internally developed intangible assets. SFAS No. 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach.

The Company adopted SFAS No. 142 on January 1, 2002. The amortization of goodwill from past business combinations ceased upon adoption of this statement. At the time of adoption, the Company had unamortized goodwill of $5.6 million. Sigma American Corporation, the subsidiary carrying the goodwill, was sold on June 28, 2002. As of September 30, 2002 the Company had no unamortized goodwill.

In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and APB Opinion No. 30, "Reporting the Results of
Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions".

SFAS No. 144 was adopted by the Company on January 1, 2002 and carries forward many of the provisions of SFAS No. 121 and APB Opinion No. 30 for recognition and measurement of the impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale. Under SFAS No. 144, if a long-lived asset is part of a group that includes other assets and liabilities, then the provisions of SFAS No. 144 apply to the entire group. In addition, SFAS No. 144 does not apply to goodwill and other intangible assets that are not amortized. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the results of operations or the financial position of the Company.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections (SFAS 145)". The adoption of SFAS 145 did not have any impact on the financial position or results of operations of the Company.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". Adoption of SFAS 146 is not expected to have a material impact on the financial position or results of operations of the Company.

3. MARKETABLE SECURITIES

Consistent with the Company's policy for valuing marketable securities, other-than-temporary declines of fair value on fixed maturities were $105.0 million and $18.9 million for the nine months ended September 30, 2002 and 2001, respectively.

4. DEFERRED POLICY ACQUISITION COSTS

As part of its DAC unlocking, the Company uses a mean reversion process in the determination of the short-term growth rates for the separate account assets supporting its variable products. Due to the sustained downturn in the equity markets and our perception that the public's confidence in the equity markets has decreased, we no longer believe that it is prudent to assume our separate account assets will grow in the short-term at a rate that is in excess of our long-term growth assumption. Accordingly, the Company unlocked its DAC assumptions for individual variable life and reduced the DAC asset to the amount calculated using the revised assumptions. Because the Company unlocked the net separate account growth rate assumption for individual variable life for the reversion period, the Company unlocked that assumption for all variable products to be consistent across product lines.

In the third quarter of 2002, the Company recorded an acceleration of DAC amortization totaling $21.4 million, before tax, or $13.9 million, net of $7.5 million of Federal income tax benefit, which has been reported in the following segments in the amounts indicated, net of tax: Insurance Protection -- $7.9 million and Asset Accumulation -- $6.0 million. The acceleration of DAC amortization was the result of unlocking certain assumptions underlying the calculation of DAC for investment products and variable life insurance products. The most significant assumption changes were the resetting of the Company's assumption for separate account net growth to a long-term growth rate for all future years that reflected our current mix of assets and current estimates of the associated growth rates net of charges by the fund managers. These adjustments were primarily driven by the sustained downturn in the equity markets. In addition, we reflected new, lower mortality assumptions for the variable life insurance business, which tempered the effect of changing the long-term growth rates.

5. FEDERAL INCOME TAXES

The Company files a consolidated Federal income tax return with its life insurance and noninsurance subsidiaries. The life companies' tax provisions include an equity tax.

The provision for Federal income taxes from operations differs from the normal relationship of Federal income tax to pretax (loss) income as follows (in millions):

                                                               NINE MONTHS
                                                                  ENDED
                                                               SEPTEMBER 30
                                                              --------------
                                                               2002    2001
                                                              ------   -----
Federal tax at statutory rate...............................  $(40.6)  $33.9
  Current year equity tax...................................      --     2.8
  Truedown of prior years equity tax........................    (9.2)   (9.5)
  Dividends received deduction..............................   (10.5)   (3.0)
  Low income housing tax credits............................    (1.5)   (0.7)
  Non-deductible reorganization expenses....................    16.5     5.1
  Other.....................................................    (1.4)   (1.0)
                                                              ------   -----
Total income tax (benefit) expense..........................  $(46.7)  $27.6
                                                              ======   =====

During the nine months ended September 30, 2002, the Company incurred $47.0 million of reorganization and merger-related expenses that were not deductible for Federal income tax purposes.

6. COMPREHENSIVE INCOME

The components of other comprehensive (loss) income are as follows (in millions):

                                                                       TAX        NET OF
                                                       BEFORE TAX   (EXPENSE)      TAX
                                                         AMOUNT      BENEFIT      AMOUNT
                                                       ----------   ---------   ----------
THREE MONTHS ENDED SEPTEMBER 30, 2002:
  Unrealized (depreciation) appreciation on
     securities......................................    $(18.6)     $  6.5       $(12.1)
  Less: reclassification adjustment for losses
     realized in net income..........................      72.0       (25.2)        46.8
                                                         ------      ------       ------
  Net change in unrealized (depreciation)
     appreciation on securities......................    $ 53.4      $(18.7)      $ 34.7
                                                         ======      ======       ======
THREE MONTHS ENDED SEPTEMBER 30, 2001:
  Unrealized appreciation (depreciation) on
     securities......................................    $ 30.5      $(10.6)      $ 19.9
  Less: reclassification adjustment for losses
     realized in net income..........................       1.3        (0.5)        0 .8
                                                         ------      ------       ------
  Net change in unrealized appreciation
     (depreciation) on securities....................    $ 31.8      $(11.1)      $ 20.7
                                                         ======      ======       ======
NINE MONTHS ENDED SEPTEMBER 30, 2002:
  Unrealized (depreciation) appreciation on
     securities......................................    $(45.5)     $ 15.9       $(29.6)
  Less: reclassification adjustment for losses
     realized in net income..........................     116.0       (40.6)        75.4
                                                         ------      ------       ------
  Net change in unrealized (depreciation)
     appreciation on securities......................    $ 70.5      $(24.7)      $ 45.8
                                                         ======      ======       ======
NINE MONTHS ENDED SEPTEMBER 30, 2001:
  Unrealized appreciation (depreciation) on
     securities......................................    $ 58.5      $(20.5)      $ 38.0
  Less: reclassification adjustment for losses
     realized in net income..........................       9.2        (3.2)         6.0
                                                         ------      ------       ------
  Net change in unrealized appreciation
     (depreciation) on securities....................    $ 67.7      $(23.7)      $ 44.0
                                                         ======      ======       ======

7.  SEGMENT DISCLOSURES

The Company has two operating segments: Insurance Protection and Asset Accumulation. The operating segments are distinguished by products and services offered, as well as marketing strategies employed. Substantially all revenues are derived from sales in the United States of America.

The Insurance Protection segment markets traditional and variable life insurance products and maintains a block of direct response-marketed life and health insurance products. The Asset Accumulation segment sells fixed, variable and group (pension) annuity products. The individual life and annuity products are distributed principally through Company-affiliated financial consultants, personal producing general agents and independent brokers and financial planners whereas the group annuity products are distributed primarily through employee field representatives and brokers.

In addition to the two operating segments, the Company has an Other segment. The Other segment includes certain products no longer marketed by the Company, noninsurance operations and net investment income, realized capital gains/losses and revenues/expenses not attributable to the operating segments. The noninsurance operations consist of several subsidiaries operating in the broker/dealer, mutual fund and investment advisory industries.

Management evaluates the performance of each segment independently and allocates resources based on current and anticipated requirements of each segment. Financial results of each segment include earnings from its business operations and earnings on the amount of equity considered necessary to support its business. Accounting policies followed by the segments are the same as those followed by the Company in preparing its consolidated financial statements. There are no significant intersegment transactions.

Segment financial data for the three months ended September 30, 2002 and 2001 is as follows (in millions):

SEGMENT INCOME FOR THE THREE MONTHS              INSURANCE        ASSET
ENDED SEPTEMBER 30, 2002                         PROTECTION    ACCUMULATION      OTHER         TOTAL
-----------------------------------              ----------    ------------    ----------    ---------
Policy and contract charges....................    $ 38.8         $  7.5         $   --       $  46.3
Premiums.......................................      37.4            0.6             --          38.0
Net investment income..........................      39.2           25.7            6.2          71.1
Other income...................................       0.9           (0.7)           9.6           9.8
Net realized losses on investments.............     (37.8)         (20.0)         (14.2)        (72.0)
                                                   ------         ------         ------       -------
  Total Revenues...............................      78.5           13.1            1.6          93.2
Policy and contract benefits...................      45.4            1.8            0.1          47.3
Change in future policyholder benefits.........       0.5           18.0            0.1          18.6
Amortization of deferred policy acquisition
  costs........................................      29.9            8.7             --          38.6
Other benefits and expenses....................      34.4            5.2           82.5         122.1
                                                   ------         ------         ------       -------
  Total Benefits and Expenses..................     110.2           33.7           82.7         226.6
Loss Before Income Taxes.......................     (31.7)         (20.6)         (81.1)       (133.4)
Income tax benefit.............................     (14.3)         (12.5)         (20.0)        (46.8)
                                                   ------         ------         ------       -------
NET LOSS.......................................    $(17.4)        $ (8.1)        $(61.1)      $ (86.6)
                                                   ======         ======         ======       =======

SEGMENT INCOME FOR THE THREE MONTHS                  INSURANCE        ASSET
ENDED SEPTEMBER 30, 2001                             PROTECTION    ACCUMULATION    OTHER    TOTAL
-----------------------------------                  ----------    ------------    -----    ------
Policy and contract charges........................    $ 34.5         $ 7.7        $  --    $ 42.2
Premiums...........................................      39.8          (0.3)         0.1      39.6
Net investment income..............................      42.3          26.5          8.1      76.9
Other income.......................................       0.4          (0.2)         9.5       9.7
Net realized losses on investments.................       0.6          (2.2)         0.3      (1.3)
                                                       ------         -----        -----    ------
  Total Revenues...................................     117.6          31.5         18.0     167.1
Policy and contract benefits.......................      62.5           1.8          0.3      64.6
Change in future policyholder benefits.............       2.3          17.8         (1.8)     18.3
Amortization of deferred policy acquisition
  costs............................................      (1.8)          3.0           --       1.2
Other benefits and expenses........................      28.6           2.6         24.7      55.9
                                                       ------         -----        -----    ------
  Total Benefits and Expenses......................      91.6          25.2         23.2     140.0
Income (Loss) Before Income Taxes..................      26.0           6.3         (5.2)     27.1
Income tax expense.................................       8.5           1.3          2.5      12.3
                                                       ------         -----        -----    ------
NET INCOME (LOSS)..................................    $ 17.5         $ 5.0        $(7.7)   $ 14.8
                                                       ======         =====        =====    ======

Segment financial data for the nine months ended September 30, 2002 and 2001 is as follows (in millions):

SEGMENT INCOME FOR THE NINE MONTHS                 INSURANCE        ASSET
ENDED SEPTEMBER 30, 2002                           PROTECTION    ACCUMULATION    OTHER      TOTAL
----------------------------------                 ----------    ------------    ------    --------
Policy and contract charges......................   $  113.1       $   22.8      $   --    $  135.9
Premiums.........................................      113.6            1.1         0.2       114.9
Net investment income............................      120.6           78.1        16.6       215.3
Other income.....................................        1.2            2.3        30.4        33.9
Net realized losses on investments...............      (61.0)         (32.8)      (22.2)     (116.0)
                                                    --------       --------      ------    --------
  Total Revenues.................................      287.5           71.5        25.0       384.0
Policy and contract benefits.....................      137.4            5.0         0.8       143.2
Change in future policyholder benefits...........        1.9           53.3        (0.1)       55.1
Amortization of deferred policy acquisition
  costs..........................................       65.4           15.4          --        80.8
Other benefits and expenses......................       93.4           13.6       113.8       220.8
                                                    --------       --------      ------    --------
  Total Benefits and Expenses....................      298.1           87.3       114.5       499.9
Loss Before Income Taxes.........................      (10.6)         (15.8)      (89.5)     (115.9)
Income tax benefit...............................       (8.2)         (12.2)      (26.3)      (46.7)
                                                    --------       --------      ------    --------
NET LOSS.........................................   $   (2.4)      $   (3.6)     $(63.2)   $  (69.2)
                                                    ========       ========      ======    ========
SEGMENT ASSETS AS OF SEPTEMBER 30, 2002..........   $4,497.5       $3,333.0      $448.9    $8,279.4
                                                    ========       ========      ======    ========

SEGMENT INCOME FOR THE NINE MONTHS                 INSURANCE        ASSET
ENDED SEPTEMBER 30, 2001                           PROTECTION    ACCUMULATION    OTHER      TOTAL
----------------------------------                 ----------    ------------    ------    --------
Policy and contract charges......................   $  108.2       $   24.1      $   --    $  132.3
Premiums.........................................      121.3            1.9         0.2       123.4
Net investment income............................      124.3           79.6        22.1       226.0
Other income.....................................        2.3            4.3        32.2        38.8
Net realized losses on investments...............       (3.2)          (4.6)       (1.4)       (9.2)
                                                    --------       --------      ------    --------
  Total Revenues.................................      352.9          105.3        53.1       511.3
Policy and contract benefits.....................      157.8            5.1         1.0       163.9
Change in future policyholder benefits...........       (3.1)          58.8        (2.4)       53.3
Amortization of deferred policy acquisition
  costs..........................................       39.3           10.5          --        49.8
Other benefits and expenses......................       87.5           10.7        49.1       147.3
                                                    --------       --------      ------    --------
  Total Benefits and Expenses....................      281.5           85.1        47.7       414.3
Income Before Income Taxes.......................       71.4           20.2         5.4        97.0
Income tax expense (benefit).....................       24.4            4.9        (1.7)       27.6
                                                    --------       --------      ------    --------
NET INCOME.......................................   $   47.0       $   15.3      $  7.1    $   69.4
                                                    ========       ========      ======    ========
SEGMENT ASSETS AS OF SEPTEMBER 30, 2001..........   $4,540.9       $3,721.7      $460.6    $8,723.2
                                                    ========       ========      ======    ========

8.  COMMITMENTS AND CONTINGENCIES

On January 22, 2001, the Court of Common Pleas, Philadelphia, Pennsylvania, held a hearing on the fairness, reasonableness and adequacy of the proposed settlement relating to the sales practices class action. The Court approved the settlement by order dated January 29, 2001. The order became final on February 28, 2001. The Company believes that it has recorded an adequate provision for the cost of the settlement.

In August 2002, the Company proposed a settlement in the class action that had been filed against the Company and members of its board of directors regarding the Company's proposed conversion to a mutual holding company. A settlement hearing was held in the Court of Common Pleas of Philadelphia County, Pennsylvania, on December 17, 2002. A ruling has not been issued. The proposed settlement amount of $15.0 million plus other costs to settle were expensed and accrued during the quarter ended September 30, 2002.

Insurance companies are subject to assessments, up to statutory limits, by state guaranty funds for losses of policyholders of insolvent insurance companies. In the opinion of management, these assessments will not have a material adverse effect on the consolidated financial statements.

Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other Federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations. While it is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, it is the opinion of the Company's management that their outcomes will not have a material adverse effect on the Company's financial position or its results of operations.

9.  SUBSEQUENT EVENT -- SPONSORED DEMUTUALIZATION

On October 1, 2002, pursuant to a sponsored demutualization, through a series of transactions described below, Provident Mutual became a wholly-owned subsidiary of Nationwide Financial Services, Inc. (Nationwide Financial) and changed its name to Nationwide Life Insurance Company of America (NLICA). The sponsored demutualization involved a two-step process whereby Provident Mutual first converted from a mutual life insurance company into a stock life insurance company, NLICA, in a process known as a demutualization and then Eagle Acquisition Corporation, a wholly-owned subsidiary of Nationwide Financial formed solely for the purposes of this transaction, merged with and into NLICA, with NLICA surviving as a wholly-owned subsidiary of Nationwide Financial. The demutualization was completed in accordance with Provident Mutual's Plan of Conversion, which was approved by the Insurance Commissioner of the Commonwealth of Pennsylvania on July 31, 2002, pursuant to the Pennsylvania Mutual-to-Stock Conversion Act.

On the date of the transaction, policyholder membership interests in Provident Mutual were extinguished and eligible policyholders collectively received 31.8 million shares of Nationwide Financial Class A common stock, cash totaling approximately $223.5 million, and increased policy values in the form of policy credits totaling approximately $48.0 million. Provident Mutual funded approximately $62.3 million of the aggregate purchase price in the form of cash and policy credits.

                                PROVIDENT MUTUAL
                             LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES

             REPORT ON AUDITS OF CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Provident Mutual Life Insurance Company:

In our opinion, the accompanying consolidated statements of financial condition and related consolidated statements of operations, of equity and of cash flows present fairly, in all material respects, the financial position of Provident Mutual Life Insurance Company and Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
January 18, 2002

                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             (DOLLARS IN THOUSANDS)

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2001          2000
                                                              ----------    ----------
ASSETS
Investments:
  Fixed maturities:
     Available for sale, at fair value (cost:
      2001-$3,024,128; 2000-$2,743,643).....................  $2,999,334    $2,610,988
     Held to maturity, at amortized cost (fair value:
      2000-$268,295)........................................          --       261,399
  Equity securities, at fair value (cost: 2001-$21,661;
     2000-$18,549)..........................................      22,043        18,912
  Mortgage loans............................................     563,403       594,805
  Real estate...............................................      25,005        29,068
  Policy loans and premium notes............................     365,175       374,654
  Other invested assets.....................................      70,076        78,658
                                                              ----------    ----------
       Total investments....................................   4,045,036     3,968,484
                                                              ----------    ----------
Cash and cash equivalents...................................     126,414        64,872
Premiums due................................................       8,902        10,241
Investment income due and accrued...........................      68,677        70,984
Deferred policy acquisition costs...........................     936,084       899,709
Reinsurance recoverable.....................................     162,164       161,085
Separate account assets.....................................   3,702,984     3,865,636
Other assets................................................     141,772       122,456
                                                              ----------    ----------
       Total assets.........................................  $9,192,033    $9,163,467
                                                              ==========    ==========
LIABILITIES
Policy liabilities:
  Future policyholder benefits..............................  $3,869,907    $3,858,533
  Policyholder funds........................................     159,865       145,506
  Policyholder dividends payable............................      35,401        34,925
  Other policy obligations..................................      21,914        20,695
                                                              ----------    ----------
       Total policy liabilities.............................   4,087,087     4,059,659
                                                              ----------    ----------
Expenses payable............................................      25,351        21,337
Taxes payable...............................................       5,101         8,617
Federal income taxes payable:
  Current...................................................      16,250        32,201
  Deferred..................................................      95,570        45,498
Separate account liabilities................................   3,702,984     3,865,636
Other liabilities...........................................      78,628        76,839
                                                              ----------    ----------
       Total liabilities....................................   8,010,971     8,109,787
                                                              ----------    ----------
COMMITMENTS AND CONTINGENCIES -- NOTE 10
EQUITY
  Retained earnings.........................................   1,194,086     1,100,582
  Accumulated other comprehensive income:
     Net unrealized (depreciation) appreciation on
      securities............................................     (13,024)      (46,902)
                                                              ----------    ----------
       Total equity.........................................   1,181,062     1,053,680
                                                              ----------    ----------
       Total liabilities and equity.........................  $9,192,033    $9,163,467
                                                              ==========    ==========

          See accompanying notes to consolidated financial statements

                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               2001        2000        1999
                                                             --------    --------    --------
REVENUES
Policy and contract charges................................  $177,865    $173,597    $156,463
Premiums...................................................   166,604     189,913     197,454
Net investment income......................................   296,376     317,192     328,393
Other income...............................................    49,048      51,811      49,179
Net realized losses on investments.........................   (11,574)     (2,889)     (2,037)
                                                             --------    --------    --------
  Total revenues...........................................   678,319     729,624     729,452
                                                             --------    --------    --------
BENEFITS AND EXPENSES
Policy and contract benefits...............................   209,702     217,722     211,390
Change in future policyholder benefits.....................    75,799      85,121     112,093
Operating expenses.........................................    75,968      69,665      71,384
Amortization of deferred policy acquisition costs..........    63,154      86,312      80,420
Policyholder dividends.....................................    70,403      68,529      67,595
Demutualization expenses...................................    17,831          --          --
Noninsurance commissions and expenses......................    41,963      47,359      44,951
                                                             --------    --------    --------
  Total benefits and expenses..............................   554,820     574,708     587,833
                                                             --------    --------    --------
     Income before income taxes............................   123,499     154,916     141,619
                                                             --------    --------    --------
Income tax expense (benefit):
  Current..................................................    (1,836)     29,213      36,646
  Deferred.................................................    31,831      20,271      10,981
                                                             --------    --------    --------
     Total income tax expense..............................    29,995      49,484      47,627
                                                             --------    --------    --------
       Net income..........................................  $ 93,504    $105,432    $ 93,992
                                                             ========    ========    ========

          See accompanying notes to consolidated financial statements

                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                             (DOLLARS IN THOUSANDS)

                                                                          NET
                                                                       UNREALIZED
                                                                      APPRECIATION
                                                        RETAINED     (DEPRECIATION)      TOTAL
                                                        EARNINGS     ON SECURITIES       EQUITY
                                                       ----------    --------------    ----------
Balance at January 1, 1999...........................  $  901,158       $ 33,965       $  935,123
                                                                                       ----------
  Comprehensive income
     Net income......................................      93,992             --           93,992
     Other comprehensive income, net of tax:
       Change in unrealized appreciation
          (depreciation) on securities...............          --        (78,171)         (78,171)
                                                                                       ----------
  Total comprehensive income.........................                                      15,821
                                                       ----------       --------       ----------
Balance at December 31, 1999.........................     995,150        (44,206)         950,944
                                                                                       ----------
  Comprehensive income
     Net income......................................     105,432             --          105,432
     Other comprehensive income, net of tax:
       Change in unrealized appreciation
          (depreciation) on securities...............          --         (2,696)          (2,696)
                                                                                       ----------
  Total comprehensive income.........................                                     102,736
                                                       ----------       --------       ----------
Balance at December 31, 2000.........................   1,100,582        (46,902)       1,053,680
                                                                                       ----------
  Comprehensive income
     Net income......................................      93,504             --           93,504
     Other comprehensive income, net of tax:
       Change in unrealized appreciation due to
          transfer of held to maturity securities....                      2,688            2,688
       Change in unrealized appreciation
          (depreciation) on securities...............          --         31,190           31,190
                                                                                       ----------
  Total comprehensive income.........................                                     127,382
                                                       ----------       --------       ----------
Balance at December 31, 2001.........................  $1,194,086       $(13,024)      $1,181,062
                                                       ==========       ========       ==========

          See accompanying notes to consolidated financial statements

                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2001        2000        1999
                                                              ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $  93,504   $ 105,432   $  93,992
Adjustments to reconcile net income to net cash used in
  operating activities:
  Interest credited to variable universal life and
    investment products.....................................     86,896      99,997     105,104
  Amortization of deferred policy acquisition costs.........     63,154      86,312      80,420
  Capitalization of deferred policy acquisition costs.......   (134,783)   (144,388)   (124,056)
  Deferred income taxes.....................................     31,831      20,271      10,981
  Net realized losses on investments........................     11,574       2,889       2,037
  Change in reinsurance recoverable.........................     (1,079)     (5,214)     (3,040)
  Change in policy liabilities and other policyholders'
    funds of traditional life products......................   (205,671)   (250,522)   (213,642)
  Other, net................................................    (34,349)    (25,551)    (49,595)
                                                              ---------   ---------   ---------
    Net cash used in operating activities...................    (88,923)   (110,774)    (97,799)
                                                              ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of investments:
  Available for sale securities.............................    443,495     296,332     190,329
  Held to maturity securities...............................         --       5,128          --
  Equity securities.........................................          7       2,174      12,860
  Real estate...............................................      3,862       2,186      17,988
  Other invested assets.....................................     12,415       6,128       6,052
Proceeds from maturities of investments:
  Available for sale securities.............................    339,112     279,616     332,182
  Held to maturity securities...............................         --      63,282      58,716
  Mortgage loans............................................    161,973      72,738     154,440
Purchases of investments:
  Available for sale securities.............................   (810,908)   (424,739)   (504,973)
  Held to maturity securities...............................         --      (6,293)     (1,083)
  Equity securities.........................................     (3,127)       (256)        (74)
  Mortgage loans............................................   (129,307)   (113,478)    (78,572)
  Real estate...............................................       (453)       (697)       (621)
  Other invested assets.....................................    (16,317)    (26,138)    (18,633)
Contributions of separate account seed money................       (250)     (2,536)     (1,774)
Withdrawals of separate account seed money..................     15,032          --          --
Policy loans and premium notes, net.........................      9,479      (8,608)     (3,665)
Additions to property and equipment.........................     (3,672)     (8,679)     (4,599)
                                                              ---------   ---------   ---------
    Net cash provided by investing activities...............     21,341     136,160     158,573
                                                              ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Variable universal life and investment product deposits.....    970,702     945,308     827,800
Variable universal life and investment product
  withdrawals...............................................   (841,578)   (966,075)   (909,726)
                                                              ---------   ---------   ---------
    Net cash provided by (used in) financing activities.....    129,124     (20,767)    (81,926)
                                                              ---------   ---------   ---------
    Net change in cash and cash equivalents.................     61,542       4,619     (21,152)
Cash and cash equivalents, beginning of year................     64,872      60,253      81,405
                                                              ---------   ---------   ---------
Cash and cash equivalents, end of year......................  $ 126,414   $  64,872   $  60,253
                                                              =========   =========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for income taxes..................  $  16,959   $  28,772   $  38,821
                                                              =========   =========   =========
Foreclosure of mortgage loans...............................  $      --   $   7,050   $   5,394
                                                              =========   =========   =========

          See accompanying notes to consolidated financial statements

                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Provident Mutual Life Insurance Company (Provident Mutual) is organized as a mutual life insurance company.

Provident Mutual's wholly-owned subsidiaries are Providentmutual Life and Annuity Company of America (PLACA), Provident Mutual International Life Insurance Company (PMILIC) and Providentmutual Holding Company (PHC) and, together with Provident Mutual, are defined collectively as the "Company."

The Company sells individual variable and traditional life insurance products, individual and group annuity products and investment products. The Company also maintains a block of direct response-marketed life and health insurance products. The Company distributes its products through a variety of distribution channels, principally career agents, personal producing general agents and brokers. The Company is licensed to operate in 50 states, Puerto Rico and the District of Columbia, each of which has regulatory oversight. Sales in 16 states accounted for 84% of the Company's sales for the year ended December 31, 2001. No single producer accounted for more than 3% of the Company's sales for the year ended December 31, 2001. For many of the life insurance and annuity products, the insurance departments of the states in which the Company conducts business must approve products and policy forms in advance of sales. In addition, selected benefit elements and policy provisions are determined by statutes and regulations in each of these states.

PLACA specializes primarily in the development and sale of various annuity products and also sells certain variable and traditional life insurance products, also sold by Provident Mutual, through a personal producing general agency sales force.

PMILIC's business consists of life insurance assumed from Provident Mutual.

PHC is a downstream holding company with two major subsidiaries: Sigma American Corporation (Sigma) and 1717 Capital Management Company (1717CMC). Sigma is a general partner in a joint venture that provides investment advisory, mutual fund distribution, trust and administrative services to a group of mutual funds and other parties. 1717CMC is a full-service broker/dealer, operating on a fully disclosed basis, engaged in the distribution of investment company shares, general securities, and other securities and services. 1717CMC is the principal distributor of variable life insurance policies and variable annuity contracts issued by both Provident Mutual and PLACA.

PROPOSED MERGER

On August 7, 2001, Provident Mutual and Nationwide Financial Services, Inc. (Nationwide Financial) executed a definitive agreement and plan of merger whereby, Nationwide Financial agreed to acquire the Company for $1.555 billion, subject to certain adjustments. In this transaction, Provident Mutual will convert to a stock insurance company and merge with a newly formed subsidiary of Nationwide Financial. Provident Mutual will be the surviving company in the merger and will operate as a wholly-owned subsidiary of Nationwide Financial. On December 14, 2001, the Company's Board of Directors adopted a plan of conversion and filed it with the Pennsylvania Insurance Department. The plan of conversion must be approved by the Pennsylvania Insurance Department and, subsequently, by the eligible members of Provident Mutual.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Provident Mutual and its wholly-owned subsidiaries. Intercompany transactions have been eliminated. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Certain prior year amounts have been reclassified to conform to the current year presentation.

The Company's insurance subsidiaries separately prepare financial statements for filing with regulatory authorities in conformity with the accounting practices prescribed or permitted by the Insurance Departments of the Commonwealth of Pennsylvania and the State of Delaware (SAP). Practices under SAP vary from GAAP primarily with respect to the deferral and subsequent amortization of policy acquisition costs, the valuation of policy reserves, the accounting for deferred taxes, the accrual of postretirement benefits, the inclusion of statutory asset valuation and interest maintenance reserves and the establishment of certain investment valuation allowances.

Statutory net income was $44.0 million, $84.5 million and $82.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. Statutory surplus was $526.4 million and $488.2 million as of December 31, 2001 and 2000, respectively.

The preparation of the accompanying consolidated financial statements required management to make estimates and assumptions that affect the reported values of assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

The Company is subject to interest rate risk to the extent its investment portfolio cash flows are not matched to its insurance liabilities. Management believes it manages this risk through modeling of the cash flows under reasonable scenarios.

INVESTED ASSETS

Fixed maturity securities (bonds) which may be sold are designated as "available for sale" and are reported at fair value. Unrealized appreciation/depreciation on these securities is recorded directly in equity, net of related Federal income taxes and amortization of deferred policy acquisition costs. Fixed maturity securities that the Company has the intent and ability to hold to maturity are designated as "held to maturity" and are reported at amortized cost. As part of the Company's adoption of Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001, the Company reclassified its "held to maturity" portfolio as "available for sale".

Equity securities (common and preferred stocks) are reported at fair value. Unrealized appreciation/ depreciation on these securities is recorded directly in equity, net of related Federal income taxes and amortization of deferred policy acquisition costs.

Fixed maturity and equity securities that have experienced an other-than-temporary decline in value are written down to fair value by a charge to realized losses. This fair value becomes the new cost basis of the particular security.

Mortgage loans are carried at unpaid principal balances, less impairment reserves. For mortgage loans considered impaired, a specific reserve is established. A general reserve is also established for probable losses arising from the portfolio but not attributable to specific loans. Mortgage loans are considered impaired when it is probable that the Company will be unable to collect amounts due according to the contractual terms of the loan agreement. Upon impairment, a reserve is established for the difference between the unpaid principal of the mortgage loan and its fair value. Fair value is based on either the present value of expected future cash flows discounted at the mortgage loan's effective interest rate or the fair value of the underlying collateral. Changes in the reserve are credited (charged) to operations. Reserves totaled $6.9 million and $8.1 million at December 31, 2001 and 2000, respectively.

Policy loans are reported at unpaid principal balances.

Real estate occupied by the Company is carried at cost less accumulated depreciation. Foreclosed real estate is carried at the lower of cost or fair value, less encumbrances. The straight line method of depreciation is used for real estate occupied by the Company.

Other invested assets consist primarily of real estate joint ventures, limited partnerships and the Company's separate account seed money. The real estate joint ventures are carried on the equity method. The Company receives preferred returns and interest on loans/capital advances made to the real estate joint ventures. The limited partnerships are carried on the cost method, as the Company's investment is of a passive nature. The separate account seed money is carried at fair value.

Cash and cash equivalents include cash and all highly liquid investments with a maturity of three months or less when purchased.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement requires that all derivatives be recorded at fair value in the statement of financial condition as either assets or liabilities. The accounting for changes in the fair value of a derivative depends on its intended use and its resulting designation. This Statement is effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133", which changed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amended the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities effective for fiscal years beginning after June 15, 2000. There was no impact as a result of the adoption of SFAS 133 on the consolidated financial statements other than reclassification of securities from "held to maturity" to "available for sale".

Effective January 1, 1999, the Company adopted Statement of Position (SOP) No. 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". SOP 97-3 provides guidance for determining measurement and recognition of a liability or an asset for insurance-related assessments. The adoption of SOP 97-3 did not have a material effect on the consolidated financial statements of the Company.

In November 1999, the Emerging Issues Task Force (EITF) issued EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" (EITF 99-20). The Company adopted EITF 99-20 on January 1, 2001. EITF 99-20 establishes the method of recognizing interest income and impairment on asset-backed investment securities. EITF 99-20 requires the Company to update the estimate of cash flows over the life of certain retained beneficial interests in securitization transactions and purchased beneficial interests in securitized financial assets. Pursuant to EITF 99-20, based on current information and events, if the Company estimates that the fair value of its beneficial interests is not greater than or equal to its carrying value and if there has been a decrease in the estimated cash flows since the last revised estimate, considering both timing and amount, then an other-than-temporary impairment should be recognized. Adoption of EITF 99-20 did not have a material effect on the Company.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141) and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142).

SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The use of the pooling-of-interests method will be prohibited.

SFAS 142 applies to all acquired intangible assets whether acquired singularly, as part of a group, or in a business combination. SFAS 142 supersedes APB Opinion No. 17, "Intangible Assets", and will carry forward provisions in APB Opinion No. 17 related to internally developed intangible assets. SFAS 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. The amortization of goodwill from past business combinations will cease upon adoption of this statement, which will be January 1, 2002 for the Company. The Company will also be required to evaluate its existing goodwill and intangible assets with indefinite lives for impairment within six months of adoption. Any transitional impairment losses would be recognized in the first interim period in the year of adoption and would be recognized as the effect of a change in accounting principle.

The Company has reviewed the provisions of SFAS 141 and SFAS 142 and has determined that their impact on the consolidated financial statements will not be material.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 is effective for fiscal years beginning after December 31, 2001. The Company has reviewed the provisions of SFAS 144 and has determined that its impact on the consolidated financial statements will not be material.

BENEFIT RESERVES AND POLICYHOLDER CONTRACT DEPOSITS

  Variable Life and Investment-Type Products

Variable life products include fixed premium variable life and flexible premium variable universal life. Investment-type products consist primarily of guaranteed investment contracts (GICs) and single premium and flexible premium annuity contracts.

Benefit reserves and policyholder contract deposits on these products are determined following the retrospective deposit method and consist of policy values that accrue to the benefit of the policyholder, before deduction of surrender charges.

  Traditional Life Insurance Products

Traditional life insurance products include those contracts with fixed and guaranteed premiums and benefits, and consist principally of whole life and term insurance policies, limited-payment life insurance policies and certain annuities with life contingencies. Most traditional life insurance policies are participating. In addition to guaranteeing benefits, the policies provide for payment of dividends, as declared annually by the Company based on experience.

Reserves on traditional life insurance products are calculated by using the net level premium method. For participating traditional life insurance policies, reserve assumptions are based on mortality rates consistent with those underlying the cash values and investment rates consistent with the Company's dividend practices. For most such policies, reserves are based on the 1958 or 1980 Commissioners' Standard Ordinary (CSO) mortality tables at interest rates ranging from 3.5% to 4.5%.

PREMIUMS, CHARGES AND BENEFITS

  Traditional Life Insurance and Accident and Health Insurance Products

Premiums for individual life policies are recognized when due; premiums for accident and health and all other policies are reported as earned proportionately over their policy terms.

Benefit claims (including an estimated provision for claims incurred but not reported), benefit reserve changes, and expenses (except acquisition costs deferred) are charged to income as incurred.

  Variable Life and Investment-Type Products

Revenues for variable life and investment-type products consist of policy charges for the cost of insurance, policy initiation, administration and surrenders during the period. Premiums received and the accumulated value portion of benefits paid are excluded from the amounts reported in the consolidated statements of operations. Expenses include interest credited to policy account balances and benefit payments made in excess of policy account balances. Many of these policies are variable life or variable annuity contracts, in which investment performance credited to the account balance is based on the investment performance of separate accounts chosen by the policyholder. For other policies, the account balances were credited at interest rates that ranged from 2.0% to 8.4%, in 2001.

  Deferred Policy Acquisition Costs

The costs that vary with and are directly related to the production of new business, have been deferred to the extent deemed recoverable. Such costs include commissions and certain costs of underwriting, policy issue and marketing.

Deferred policy acquisition costs on traditional participating life insurance policies are amortized in proportion to the present value of expected gross margins. Gross margins include margins from mortality, investments and expenses, net of policyholder dividends. Expected gross margins are redetermined regularly, based on actual experience and current assumptions of mortality, persistency, expenses, and investment experience. The average expected investment yields, before realized capital gains and losses, in the calculation of expected gross margins is 7.8%.

Deferred policy acquisition costs for variable life and investment-type products are amortized in relation to the incidence of expected gross profits, including realized investment gains and losses, over the expected lives of the policies. Financial market growth rates anticipated in the calculation of expected gross profits are based on a long-term mean currently estimated at 9.3%. The Company's most recent and prospective five-year average growth rates are 6.7% and 11.9%, respectively.

Deferred policy acquisition costs are subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each accounting period. The effect on the amortization of deferred policy acquisition costs of revisions in estimated experience is reflected in earnings in the period such estimates are revised. In addition, the effect on the deferred acquisition cost asset that would result from the realization of unrealized gains and losses is recognized through an offset to other comprehensive income as of the balance sheet date.

CAPITAL GAINS AND LOSSES

Realized capital gains and losses on sales of investments are based upon specific identification of the investments sold. A realized capital loss is recorded at the time a decline in the value of an investment is determined to be other-than-temporary.

POLICYHOLDER DIVIDENDS

Annually, the Board of Directors declares the amount of dividends to be paid to participating policyholders in the following calendar year. Dividends are earned by the policyholders ratably over the policy year. Dividends are included in the accompanying consolidated financial statements as a liability and as a charge to operations. Participating life insurance in force was 74% and 86% of face value of total life insurance in force at December 31, 2001 and 2000, respectively.

REINSURANCE

Premiums, benefits and expenses are recorded net of experience refunds, reserve adjustments and amounts assumed from or ceded to reinsurers, including commission and expense allowances.

SEPARATE ACCOUNTS

Separate account assets and liabilities reflect segregated funds administered and invested by the Company for the benefit of variable life insurance policyholders, variable annuity contractowners and several of the Company's retirement plans.

The contractowners/policyholders bear the investment risk on separate account assets except in instances where the Company guarantees a fixed return and on the Company's seed money. The separate account assets are carried at fair value.

For guaranteed contracts, the separate account assets and liabilities are carried at historical cost. The guaranteed contracts are maintained in a separate account for statutory purposes. Due to the guaranteed return, this separate account is included in the general account assets and liabilities for GAAP purposes.

FEDERAL INCOME TAXES

Deferred income tax assets and liabilities have been recorded for temporary differences between the reported amounts of assets and liabilities in the accompanying consolidated financial statements and those in the Company's income tax returns.

TERMINATION BENEFITS

In 2001, the Company initiated a reduction in workforce program to reduce costs and increase future operating efficiencies. The initiative primarily consists of reducing staff in the home office and certain positions outside the home office, through a voluntary early retirement program and involuntary employee termination program.

In connection with this initiative, approximately 99 employees have been or will be terminated. As of December 31, 2001, the liability for employee termination costs included in other liabilities was $1.0 million. Employee termination costs included in operating expenses were $3.8 million for the year ended December 31, 2001. Of the total number of employees affected, approximately 71 have been terminated and have received benefit payments of approximately $2.8 million.

2.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the fair values and carrying values of the Company's financial instruments at December 31, 2001 and 2000 (in millions):

                                             DECEMBER 31, 2001       DECEMBER 31, 2000
                                            --------------------    --------------------
                                              FAIR      CARRYING      FAIR      CARRYING
                                             VALUE       VALUE       VALUE       VALUE
                                            --------    --------    --------    --------
ASSETS
Fixed maturities:
  Available for sale......................  $2,999.3    $2,999.3    $2,611.0    $2,611.0
  Held to maturity........................        --          --      $268.3      $261.4
Equity securities.........................     $22.0       $22.0       $18.9       $18.9
Mortgage loans............................    $588.7      $563.4      $617.2      $594.8
LIABILITIES FOR INVESTMENT-TYPE INSURANCE
  CONTRACTS
Guaranteed interest contracts.............     $16.7       $16.3       $21.1       $21.0
Group annuities...........................  $1,739.9    $1,757.2    $1,730.2    $1,754.0
Supplementary contracts without life
  contingencies...........................     $28.3       $27.1       $28.4       $27.7
Individual annuities......................  $1,799.0    $1,824.1    $1,880.9    $1,923.1

The underlying investment risk of the Company's variable life insurance policies and variable annuity contracts is assumed by the policyholders/contractowners. These reserve liabilities are primarily reported in the separate accounts. The liabilities in the separate accounts are recorded at amounts equal to the related assets at fair value.

Fair values for the Company's insurance contracts other than investment-type contracts are not required to be disclosed under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." However, the estimated fair value and future cash flows of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts. The estimated fair value of all assets without a corresponding revaluation of all liabilities associated with insurance contracts can be misinterpreted.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

INVESTMENT SECURITIES

Bonds, common stocks and preferred stocks are valued based upon quoted market prices, where available. If quoted market prices are not available, as in the case of private placements, fair values are based on quoted market prices of comparable instruments (see Note 3).

MORTGAGE LOANS

Mortgage loans are valued using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. For mortgage loans classified as nonperforming, the fair value was set equal to the lesser of the unpaid principal balance or the market value of the underlying property.

POLICY LOANS

Policy loans are issued with either fixed or variable interest rates, depending upon the terms of the policies. For those loans with fixed rates, the interest rates range from 5% to 8%. For loans with variable interest rates, the interest rates are primarily adjusted quarterly based upon changes in a corporate bond index. Future cash flows of policy loans are uncertain and difficult to predict. As a result, management deems it impractical to calculate the fair value of policy loans.

GUARANTEED INTEREST CONTRACTS

The fair value of GIC liabilities is based upon discounted future cash flows. Contract account balances are accumulated to the maturity dates at the guaranteed rate of interest. Accumulated values are discounted using interest rates for which liabilities with similar durations could be sold. The carrying value and fair value of the assets underlying the guaranteed interest contract liabilities were $21.3 million and $21.9 million, respectively, at December 31, 2001 and $40.9 million and $41.1 million, respectively, at December 31, 2000.

GROUP ANNUITIES

The fair value of group annuities is primarily based upon termination value, which is calculated by applying contractual market value adjustments to the account balances. For those contracts not subject to market value adjustments at termination, book value is most representative of fair value.

INDIVIDUAL ANNUITIES AND SUPPLEMENTARY CONTRACTS

The fair value of individual annuities and supplementary contracts without life contingencies is based primarily on surrender values. For those individual annuities and supplementary contracts that are not surrenderable, discounted future cash flows are used for calculating fair value.

POLICYHOLDER DIVIDENDS AND ACCUMULATIONS

The policyholder dividend and accumulation liabilities will ultimately be settled in cash, applied toward the payment of premiums, or left on deposit with the Company at interest. Management deems it impractical to calculate the fair value of these liabilities due to valuation difficulties involving the uncertainties of final settlement.

3.  MARKETABLE SECURITIES

The amortized cost, gross unrealized gains and losses and estimated fair value of investments in fixed maturity securities and equity securities as of December 31, 2001 and 2000 are as follows (in millions):

                                                                   DECEMBER 31, 2001
                                                   --------------------------------------------------
                                                                  GROSS         GROSS       ESTIMATED
                                                   AMORTIZED    UNREALIZED    UNREALIZED      FAIR
               AVAILABLE FOR SALE                    COST         GAINS         LOSSES        VALUE
               ------------------                  ---------    ----------    ----------    ---------
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies...........  $   26.2       $ 1.6         $   --      $   27.8
Obligations of states and political
  subdivisions...................................      23.6          .8             .6          23.8
Debt securities issued by foreign governments....       5.4          .3             --           5.7
Corporate securities.............................   2,715.2        72.7          107.2       2,680.7
Mortgage-backed securities.......................     253.7         8.3             .7         261.3
                                                   --------       -----         ------      --------
  Subtotal -- fixed maturities...................   3,024.1        83.7          108.5       2,999.3
Equity securities................................      21.6          .9             .5          22.0
                                                   --------       -----         ------      --------
  Total..........................................  $3,045.7       $84.6         $109.0      $3,021.3
                                                   ========       =====         ======      ========

                                                                   DECEMBER 31, 2000
                                                   --------------------------------------------------
                                                                  GROSS         GROSS       ESTIMATED
                                                   AMORTIZED    UNREALIZED    UNREALIZED      FAIR
               AVAILABLE FOR SALE                    COST         GAINS         LOSSES        VALUE
               ------------------                  ---------    ----------    ----------    ---------
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies...........  $   20.0       $  .6         $   --      $   20.6
Obligations of states and political
  subdivisions...................................      32.0          .7             .2          32.5
Debt securities issued by foreign governments....       1.0          .1             --           1.1
Corporate securities.............................   2,447.4        41.0          177.0       2,311.4
Mortgage-backed securities.......................     243.2         5.2            3.0         245.4
                                                   --------       -----         ------      --------
  Subtotal -- fixed maturities...................   2,743.6        47.6          180.2       2,611.0
Equity securities................................      18.5         1.3             .9          18.9
                                                   --------       -----         ------      --------
  Total..........................................  $2,762.1       $48.9         $181.1      $2,629.9
                                                   ========       =====         ======      ========

                                                                   DECEMBER 31, 2000
                                                   --------------------------------------------------
                                                                  GROSS         GROSS       ESTIMATED
                                                   AMORTIZED    UNREALIZED    UNREALIZED      FAIR
                HELD TO MATURITY                     COST         GAINS         LOSSES        VALUE
                ----------------                   ---------    ----------    ----------    ---------
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies...........  $   13.0       $  .7         $   --      $   13.7
Obligations of states and political
  subdivisions...................................       5.9          .3             --           6.2
Debt securities issued by foreign governments....       5.6          .7             --           6.3
Corporate securities.............................     233.7         8.8            3.7         238.8
Mortgage-backed securities.......................       3.2          .1             --           3.3
                                                   --------       -----         ------      --------
  Total..........................................  $  261.4       $10.6         $  3.7      $  268.3
                                                   ========       =====         ======      ========

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2001, by contractual maturity, are as follows (in millions):

                                                              AMORTIZED    ESTIMATED
AVAILABLE FOR SALE                                              COST       FAIR VALUE
------------------                                            ---------    ----------
Due in one year or less.....................................  $  162.1      $  163.0
Due after one year through five years.......................     874.1         897.7
Due after five years through ten years......................     808.2         798.0
Due after ten years.........................................   1,179.7       1,140.6
                                                              --------      --------
  Total.....................................................  $3,024.1      $2,999.3
                                                              ========      ========

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are included based on their contractual maturity.

Realized gains (losses) on investments for the years ended December 31, 2001, 2000 and 1999 are summarized as follows (in millions):

                                                              2001     2000     1999
                                                             ------    -----    -----
Fixed maturities...........................................  $(13.5)   $(2.7)   $(9.0)
Equity securities..........................................      --      1.4      1.5
Mortgage loans.............................................      --     (1.4)      --
Real estate................................................      --     (1.8)     (.6)
Other invested assets......................................     1.7      1.6      6.1
Other assets...............................................      .2       --       --
                                                             ------    -----    -----
                                                             $(11.6)   $(2.9)   $(2.0)
                                                             ======    =====    =====

Other-than-temporary declines of fair value on fixed maturities were $28.8 million, $3.2 million and $12.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. Gross gains of $17.9 million, $3.0 million and $5.9 million were realized on sales of fixed maturities in 2001, 2000 and 1999, respectively.

During 2000, the Company sold a held to maturity security with an amortized cost of $5.0 million, resulting in a realized gain of $.1 million. The security was sold in response to significant deterioration in the creditworthiness of the issuer.

Net unrealized (depreciation) appreciation on available for sale securities as of December 31, 2001 and 2000 is summarized as follows (in millions):

                                                               2001      2000
                                                              ------    -------
Net unrealized (depreciation) appreciation:
  Fixed maturities..........................................  $(24.8)   $(132.6)
  Equities..................................................      .4         .4
  Separate account seed money...............................    (3.4)        --
                                                              ------    -------
                                                               (27.8)    (132.2)
  Adjustments:
     Amortization of deferred policy acquisition costs......     7.8       60.1
     Deferred Federal income taxes..........................     7.0       25.2
                                                              ------    -------
Net unrealized (depreciation) appreciation..................  $(13.0)   $ (46.9)
                                                              ======    =======

Net investment income, by type of investment, is as follows for the years ending December 31, 2001, 2000 and 1999 (in millions):

                                                            2001      2000      1999
                                                           ------    ------    ------
Gross investment income:
Fixed maturities:
  Available for sale.....................................  $228.4    $219.7    $222.9
  Held to maturity.......................................      --      21.8      30.6
Equity securities........................................      .2        .3        .2
Mortgage loans...........................................    49.5      50.2      53.9
Real estate..............................................     1.5       1.4       1.1
Policy loans.............................................    24.7      24.7      23.9
Other invested assets....................................     5.6      12.1       7.3
Cash and cash equivalents................................     3.0       2.4       2.3
Other, net...............................................     1.7        .3        .1
                                                           ------    ------    ------
                                                            314.6     332.9     342.3
Less investment expenses.................................   (18.2)    (15.7)    (13.9)
                                                           ------    ------    ------
Net investment income....................................  $296.4    $317.2    $328.4
                                                           ======    ======    ======

The Company's portfolio includes an available for sale note carried at $38.0 million acquired in 1998, prior to the effective date of EITF 98-15. Income of $3.7 million was earned each year on this note during 2001, 2000 and 1999. Had the provisions of EITF 98-15 been applicable, the related loss of $10.6 million recorded in 1998 would have been reversed and income recognized would have been $2.4 million for each year during 2001, 2000 and 1999. Interest earned over the lives of the notes would be $8.7 million less had the note been accounted for under EITF 98-15.

4.  MORTGAGE LOANS

The carrying value of impaired loans was $3.6 million and $3.1 million, which are net of reserves of $.6 million and $.3 million as of December 31, 2001 and 2000, respectively.

A reconciliation of the reserve balance, including general reserves, for mortgage loans for 2001 and 2000 is as follows (in millions):

                                                              2001     2000
                                                              -----    -----
Balance at January 1........................................  $ 8.1    $11.2
Provision, net of recoveries................................   (1.2)    (2.6)
Releases due to foreclosure.................................     --      (.5)
                                                              -----    -----
Balance at December 31......................................  $ 6.9    $ 8.1
                                                              =====    =====

The average recorded investment in impaired loans was $3.4 million and $8.7 million during 2001 and 2000, respectively. Interest income recognized on impaired loans during 2001, 2000 and 1999 was $.3 million, $.3 million and $1.7 million, respectively. All interest income on impaired loans was recognized on the cash basis.

5.  REAL ESTATE

Real estate holdings are as follows at December 31, 2001 and 2000 (in millions):

                                                              2001     2000
                                                              -----    -----
Occupied by the Company.....................................  $17.5    $17.9
Foreclosed..................................................    7.5     11.2
                                                              -----    -----
                                                              $25.0    $29.1
                                                              =====    =====

Depreciation expense was $.6 million, $.6 million and $1.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. Accumulated depreciation for real estate totaled $5.6 million and $5.0 million at December 31, 2001 and 2000, respectively. No writedowns to fair value were required in 2001, while fair value writedowns were $1.8 million and $.9 million for the years ended December 31, 2000 and 1999, respectively.

6.  DEFERRED POLICY ACQUISITION COSTS

A reconciliation of the deferred policy acquisition cost (DAC) asset for 2001, 2000 and 1999 is as follows (in millions):

                                                            2001      2000      1999
                                                           ------    ------    ------
Balance at January 1,....................................  $899.7    $850.7    $705.2
Expenses deferred........................................   134.8     144.4     124.1
Amortization of DAC......................................   (63.2)    (86.3)    (80.4)
Effect on DAC from unrealized (gains) losses.............   (35.2)     (9.1)    101.8
                                                           ------    ------    ------
Balance at December 31,..................................  $936.1    $899.7    $850.7
                                                           ======    ======    ======

7.  BENEFIT PLANS

The Company maintains a qualified defined benefit pension plan and several nonqualified defined benefit, supplemental executive retirement, excess benefit and deferred compensation plans. In addition, the Company maintains other postretirement benefit plans which include medical benefits for retirees and their spouses (and Medicare part B reimbursement for certain retirees) and retiree life insurance.

The following tables present a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ended December 31, 2001 and 2000, as well as the funded status as of December 31, 2001 and 2000 (in millions):

                                                  PENSION BENEFITS     OTHER BENEFITS
                                                  ----------------    ----------------
                                                   2001      2000      2001      2000
                                                  ------    ------    ------    ------
CHANGE IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year.....  $ 96.3    $ 98.4    $ 25.0    $ 24.5
Service cost....................................     3.0       3.4        .2        .3
Interest cost...................................     7.0       7.4       2.0       1.9
Plan participants' contributions................      --        --        --        .2
Plan amendments.................................      --        --      (1.1)       --
Actuarial (gain) loss...........................     2.2      (1.0)      5.9        .8
Settlements.....................................    (2.6)       --        --        --
Special termination benefits....................     1.7        --        --        --
Gross benefits paid.............................   (22.2)    (11.9)     (2.1)     (2.7)
                                                  ------    ------    ------    ------
Net benefit obligation at end of year...........    85.4      96.3      29.9      25.0
                                                  ------    ------    ------    ------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of
  year..........................................   178.4     191.0        --        --
Actual return on plan assets....................    (8.5)     (3.1)       --        --
Employer contributions..........................      .8        --       2.1       2.5
Plan participants' contributions................      --        --        --        .2
Gross benefits paid.............................   (22.2)     (9.5)     (2.1)     (2.7)
                                                  ------    ------    ------    ------
Fair value of plan assets at end of year........   148.5     178.4        --        --
                                                  ------    ------    ------    ------
Funded status...................................    63.1      82.1     (29.9)    (25.0)
Unrecognized actuarial gain.....................    (4.1)    (31.3)    (11.1)    (18.1)
Unrecognized prior service cost.................     4.1       4.5       4.1       5.7
Unrecognized net transition asset...............    (6.7)    (10.1)       --        --
                                                  ------    ------    ------    ------
NET AMOUNT RECOGNIZED...........................  $ 56.4    $ 45.2    $(36.9)   $(37.4)
                                                  ======    ======    ======    ======

The following table presents the amounts recognized in the consolidated statements of financial condition as of December 31, 2001 and 2000 (in millions):

                                                  PENSION BENEFITS     OTHER BENEFITS
                                                  ----------------    ----------------
                                                   2001      2000      2001      2000
                                                  ------    ------    ------    ------
Prepaid benefit cost............................  $ 68.0    $ 55.7    $   --    $   --
Accrued benefit liability.......................   (11.6)    (10.5)    (36.9)    (37.4)
Additional minimum liability....................     (.7)      (.6)       --        --
Intangible asset................................      .7        .6        --        --
                                                  ------    ------    ------    ------
NET AMOUNT RECOGNIZED...........................  $ 56.4    $ 45.2    $(36.9)   $(37.4)
                                                  ======    ======    ======    ======

The components of net periodic benefit (income) cost for the years ended December 31, 2001, 2000 and 1999 are as follows (in millions):

                                       PENSION BENEFITS             OTHER BENEFITS
                                  --------------------------    -----------------------
                                   2001      2000      1999     2001     2000     1999
                                  ------    ------    ------    -----    -----    -----
Service cost....................  $  3.0    $  3.4    $  4.3    $  .3    $  .3    $  .3
Interest cost...................     7.0       7.3       7.6      2.0      1.9      1.9
Expected return on assets.......   (15.6)    (16.8)    (16.1)      --       --       --
Amortization of:
  Transition asset..............    (1.6)     (1.6)     (1.9)      --       --       --
  Prior service cost............      .4        .4        .3       .4       .4       .4
  Actuarial gain................    (1.9)     (3.7)     (3.3)    (1.1)    (1.1)    (1.1)
Settlement credit...............    (3.3)       --      (5.8)      --       --       --
Special termination charge......     1.7        --        --       --       --       --
                                  ------    ------    ------    -----    -----    -----
NET PERIODIC BENEFIT (INCOME)
  COST..........................  $(10.3)   $(11.0)   $(14.9)   $ 1.6    $ 1.5    $ 1.5
                                  ======    ======    ======    =====    =====    =====

During 2001 and 1999, in certain of the Company's defined benefit plans, lump-sum cash payments to employees exceeded the sum of the periodic service cost and interest cost of the related plans. The 2001 lump-sum amount is reflected as "settlements" in the change in benefit obligation table above. Because of this circumstance, the Company amortized additional amounts of the unrecognized actuarial gains and the unamortized transition asset, in accordance with SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." During 2001 and 1999, pretax income of $3.3 million and $5.8 million, respectively, resulted from additional amortization and is reflected as a "settlement credit" in the pension benefits table above.

As a result of the voluntary early retirement program undertaken in 2001, the Company incurred expenses for enhanced retirement benefits. In accordance with SFAS 88, the Company reported a pretax charge of $1.7 million that is reflected as a "special termination charge" as a component of net periodic pension (income) cost in the table above and as "special termination benefits" in the change in benefit obligation table above.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $13.1 million, $11.1 million, and $0, respectively, at December 31, 2001, and were $13.4 million, $9.7 million, and $0, respectively, at December 31, 2000.

Assumed health care cost trend rates have a significant effect on the amounts reported for the medical plan. A 1% change in assumed health care cost trend rates would have the following effects (in millions):

                                                              1% INCREASE    1% DECREASE
                                                              -----------    -----------
Effect on total of service and interest cost components of
  net periodic postretirement benefit cost..................     $ .1           $ (.1)
Effect on the health care component of the accumulated
  postretirement benefit obligation.........................     $1.3           $(1.2)

The following weighted-average assumptions were used in the measurement of the Company's benefit obligations as of December 31, 2001 and 2000:

                                                       PENSION BENEFITS      OTHER BENEFITS
                                                       -----------------     ---------------
                                                        2001       2000      2001      2000
                                                       ------     ------     -----     -----
Discount rate........................................   7.25%      7.50%     7.25%     7.50%
Expected return on plan assets.......................   9.00%      9.00%      N/A       N/A
Rate of compensation increase........................   4.25%      4.50%     4.25%     4.50%

Effective December 31, 2000, the Company decreased its discount rate to 7.50%. Effective December 31, 2001, the Company decreased its discount rate to 7.25% and decreased its rate of compensation increase to 4.25%.

A 10.25% annual rate of increase in the cost of covered health care benefits was assumed for 2001, decreasing 1% per year to an ultimate rate of 5.25%.

In January 1991, the Company established a retiree health account under the provisions of Section 401(h) of the Internal Revenue Code. In 1999, the Company transferred $1.4 million of excess assets from the defined benefit pension plan to pay for 1999 qualified retiree health benefits.

The Company also provides funded noncontributory defined contribution plans that cover substantially all of its agents and a contributory defined contribution plan qualified under section 401(k) of the Internal Revenue Code. The pension cost of the defined contribution plans was $3.7 million, $4.6 million, and $3.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

8.  FEDERAL INCOME TAXES

The Company files a consolidated Federal income tax return with its life insurance and non-insurance subsidiaries. The life companies' tax provisions include an equity tax.

The provision for Federal income taxes from operations differs from the normal relationship of Federal income tax to pretax income as follows (in millions):

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                             2001     2000      1999
                                                             -----    -----    ------
Federal income tax at statutory rate.......................  $43.2    $54.2    $ 49.6
  Current year equity tax..................................    3.7      6.0       9.0
  True down of prior years' equity tax.....................   (9.5)    (6.1)    (10.0)
  Dividend received deduction..............................   (9.3)    (3.7)       --
  Merger-related expenses..................................    6.1       --        --
  Low income housing credits...............................   (2.2)      --        --
  Other....................................................   (2.0)     (.9)     (1.0)
                                                             -----    -----    ------
Provision for Federal income tax from operations...........  $30.0    $49.5    $ 47.6
                                                             =====    =====    ======

Deferred income tax assets and liabilities reflect the income tax effects of cumulative temporary differences between the reported values of assets and liabilities for financial statement purposes and income tax return purposes. Components of the Company's net deferred income tax liability are as follows at December 31, 2001 and 2000 (in millions):

                                                               2001      2000
                                                              ------    ------
DEFERRED TAX LIABILITY
Deferred policy acquisition costs...........................  $261.2    $237.5
Prepaid pension asset.......................................    24.5      19.8
                                                              ------    ------
  Total deferred tax liability..............................   285.7     257.3
                                                              ------    ------
DEFERRED TAX ASSET
Reserves....................................................   142.5     145.3
Net unrealized loss on available for sale securities........     7.0      25.3
Employee benefit accruals...................................    17.3      17.5
Invested assets.............................................     7.9       4.5
Policyholder dividends......................................     8.9       8.7
Other.......................................................     6.5      10.5
                                                              ------    ------
  Total deferred tax asset..................................   190.1     211.8
                                                              ------    ------
Net deferred tax liability..................................  $ 95.6    $ 45.5
                                                              ======    ======

The Company's Federal income tax returns have been audited through 1995. All years through 1985 are closed. Years 1986 through 1995 have been audited and are closed with the exception of several issues for which claims for refund have been filed. Years 1996 and subsequent remain open. In the opinion of management, adequate provision has been made for the possible effect of potential assessments related to prior years' taxes.

9.  REINSURANCE

In the normal course of business, the Company assumes risks from and cedes certain parts of its risks to other insurance companies. The primary purposes of ceded reinsurance is to limit losses from large exposures. For life insurance, the Company retains no more than $1.5 million on any single life.

Reinsurance contracts do not relieve the Company of its obligations to policyholders. To the extent that reinsuring companies are later unable to meet obligations under reinsurance agreements, the Company would be liable for these obligations. The Company evaluates the financial condition of its reinsurers and limits its exposure to any one reinsurer.

The tables below highlight the amounts shown in the accompanying consolidated financial statements that are net of reinsurance activity (in millions):

                                                             CEDED TO      ASSUMED
                                                  GROSS        OTHER      FROM OTHER       NET
                                                 AMOUNT      COMPANIES    COMPANIES      AMOUNT
                                                ---------    ---------    ----------    ---------
DECEMBER 31, 2001:
Life insurance in force.......................  $49,904.3    $15,203.2      $ 71.6      $34,772.7
                                                =========    =========      ======      =========
Premiums......................................  $   184.5    $    18.3      $   .4      $   166.6
                                                =========    =========      ======      =========
Future policyholder benefits..................  $ 3,869.9    $   167.1      $  1.7      $ 3,704.5
                                                =========    =========      ======      =========
DECEMBER 31, 2000:
Life insurance in force.......................  $46,773.3    $12,377.4      $106.6      $34,502.5
                                                =========    =========      ======      =========
Premiums......................................  $   203.3    $    13.9      $   .5      $   189.9
                                                =========    =========      ======      =========
Future policyholder benefits..................  $ 3,858.5    $   161.1      $  2.1      $ 3,699.5
                                                =========    =========      ======      =========
DECEMBER 31, 1999:
Life insurance in force.......................  $42,853.8    $ 9,866.6      $137.5      $33,124.7
                                                =========    =========      ======      =========
Premiums......................................  $   209.5    $    12.7      $   .7      $   197.5
                                                =========    =========      ======      =========
Future policyholder benefits..................  $ 4,028.8    $   155.9      $  2.7      $ 3,875.6
                                                =========    =========      ======      =========

10.  COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases office space, data processing equipment and certain other furniture and equipment under operating leases expiring on various dates between 2002 and 2009. Most of the leases contain renewal and purchase options based on prevailing fair market values.

Future minimum rental payments required and related sublease rentals receivable under non-cancelable operating leases in effect at December 31, 2001, and which have initial or remaining terms of one year or more, are summarized as follows (in millions):

                                                                             SUBLEASE
                                                              RENTAL         RENTALS
YEAR ENDING DECEMBER 31:                                     PAYMENTS       RECEIVABLE
------------------------                                     --------       ----------
2002.......................................................   $12.5            $ .6
2003.......................................................    10.6              .3
2004.......................................................     8.2              .1
2005.......................................................     6.3              --
2006.......................................................     5.0              --
Thereafter.................................................    11.6              --
                                                              -----            ----
                                                              $54.2            $1.0
                                                              =====            ====

Total related rent expense was $12.5 million, $12.8 million and $11.2 million in 2001, 2000 and 1999, respectively, which was net of sublease income of $.3 million, $.9 million and $.5 million in 2001, 2000 and 1999, respectively.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its borrowers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include investment commitments related to its interests in real estate and mortgage loans, financial guarantees of indebtedness, marketable securities lending and interest rate futures contracts. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

At December 31, 2001, the Company had outstanding limited partnership commitments of approximately $41.5 million. The Company had no outstanding mortgage loan commitments as of December 31, 2001.

Periodically, the Company enters securities lending agreements to earn additional investment income on its securities. The borrower must provide cash collateral prior to or at the inception of the loan. For bonds, cash collateral totaling 105% of market value plus accrued interest is required. For equities, cash collateral totaling 105% of market value is required. There were no securities lending positions at December 31, 2001 and 2000.

INVESTMENT PORTFOLIO CREDIT RISK

  Bonds

The Company's bond investment portfolio is predominately comprised of investment grade securities. At December 31, 2001 and 2000, carrying value of approximately $219.1 million and $276.0 million, respectively, in debt security investments (7.3% and 9.2%, respectively, of the total debt security portfolio) were considered "below investment grade". Securities are classified as "below investment grade" primarily by utilizing rating criteria established by independent bond rating agencies.

Debt security investments with a carrying value at December 31, 2001 of $15.1 million were non-income producing for the year ended December 31, 2001. Foregone interest related to non-income producing debt security investments totaled $2.7 million, $2.1 million and $1.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company had debt security investments that did not exceed 8% of total assets in any industry at both December 31, 2001 and 2000.

  Mortgage Loans

The Company originates mortgage loans either directly or through mortgage correspondents and brokers throughout the country. Loans are primarily related to underlying real property investments in office and apartment buildings and retail/commercial and industrial facilities. Mortgage loans are collateralized by the related properties and such collateral generally approximates a minimum 133% of the original loan value at the time the loan is made.

There was one mortgage loan totaling $.4 million and one mortgage loan totaling $.9 million in which payments on principal and/or interest were over 90 days past due as of December 31, 2001 and 2000, respectively. Foregone interest related to loans in default totaled $.2 million, $.3 million and $0 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company had no loans outstanding in any state where principal balances in the aggregate exceeded 20% of the Company's equity.

LINES OF CREDIT

The Company has approximately $50 million of available and unused lines of credit at December 31, 2001.

LITIGATION AND UNASSERTED CLAIMS

On January 22, 2001, the Court of Common Pleas, Philadelphia, Pennsylvania, held a hearing on the fairness, reasonableness and adequacy of the proposed settlement relating to the sales practices class action. The settlement was approved by the Court by order dated January 29, 2001. The order became final on February 28, 2001. The Company believes that it has recorded an adequate provision for the cost of the settlement.

Insurance companies are subject to assessments, up to statutory limits, by state guaranty funds for losses of policyholders of insolvent insurance companies. In the opinion of management, these assessments will not have a material adverse effect on the consolidated financial statements.

Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other Federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations. While it is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, it is the opinion of the Company's management that their outcomes will not have a material adverse effect on the Company's financial position or its results of operations.

11.  COMPREHENSIVE INCOME

The components of other comprehensive income are as follows (in millions):

                                                      BEFORE        TAX
                                                        TAX      (EXPENSE)    NET OF TAX
                                                      AMOUNT      BENEFIT       AMOUNT
                                                      -------    ---------    ----------
YEAR ENDED DECEMBER 31, 2001:
Unrealized appreciation (depreciation) on
  securities........................................  $  40.5     $(14.1)       $ 26.4
Less: reclassification adjustment for losses
  realized in net income............................     11.6       (4.1)          7.5
                                                      -------     ------        ------
Net change in unrealized appreciation (depreciation)
  on securities.....................................  $  52.1     $(18.2)       $ 33.9
                                                      =======     ======        ======
YEAR ENDED DECEMBER 31, 2000:
Unrealized appreciation (depreciation) on
  securities........................................  $  (7.1)    $  2.5        $ (4.6)
Less: reclassification adjustment for losses
  realized in net income............................      2.9       (1.0)          1.9
                                                      -------     ------        ------
Net change in unrealized appreciation (depreciation)
  on securities.....................................  $  (4.2)    $  1.5        $ (2.7)
                                                      =======     ======        ======
YEAR ENDED DECEMBER 31, 1999:
Unrealized appreciation (depreciation) on
  securities........................................  $(122.3)    $ 42.8        $(79.5)
Less: reclassification adjustment for losses
  realized in net income............................      2.0        (.7)          1.3
                                                      -------     ------        ------
Net change in unrealized appreciation (depreciation)
  on securities.....................................  $(120.3)    $ 42.1        $(78.2)
                                                      =======     ======        ======

12.  SEGMENT INFORMATION

The Company has two operating segments: Insurance Protection and Asset Accumulation. The operating segments are distinguished by products and services offered, as well as marketing strategies employed. Substantially all revenues are derived from sales in the United States of America.

The Insurance Protection segment markets traditional and variable life insurance products and maintains a block of direct response-marketed life and health insurance products. The Asset Accumulation segment sells fixed, variable and group (pension) annuity products. The individual life and annuity products are distributed principally through Company-affiliated financial consultants, personal producing general agents and independent brokers and financial planners whereas the group annuity products are distributed primarily through employee field representatives and brokers.

In addition to the two operating segments, the Company has an Other segment. The Other segment includes certain products no longer marketed by the Company, noninsurance operations and net investment income, realized capital gains/losses and revenues/expenses not attributable to the operating segments. The noninsurance operations consist of several subsidiaries operating in the broker/dealer, mutual fund and investment advisory industries.

Management evaluates the performance of each segment independently and allocates resources based on current and anticipated requirements of each segment. Financial results of each segment include earnings from its business operations and earnings on the amount of equity considered necessary to support its business. Accounting policies followed by the segments are the same as those followed by the Company in preparing its consolidated financial statements as disclosed in Note 2. There are no significant intersegment transactions.

Segment financial data as of and for the years ended December 31, 2001, 2000 and 1999 is as follows (in millions):

SEGMENT INCOME FOR THE YEAR                        INSURANCE        ASSET
ENDED DECEMBER 31, 2001                            PROTECTION    ACCUMULATION    OTHER      TOTAL
---------------------------                        ----------    ------------    ------    --------
Policy and contract charges......................   $  144.1       $   33.8      $   --    $  177.9
Premiums.........................................      164.7            1.6          .3       166.6
Net investment income............................      164.4          106.4        25.6       296.4
Other income.....................................        2.5            4.6        41.9        49.0
Net realized gains/(losses) on investments.......       (2.5)          (5.7)       (3.4)      (11.6)
                                                    --------       --------      ------    --------
     Total Revenues..............................      473.2          140.7        64.4       678.3
Policy and contract benefits.....................      201.4            6.7         1.6       209.7
Change in future policyholder benefits...........        1.3           77.5        (3.0)       75.8
Amortization of deferred policy acquisition
  costs..........................................       47.4           15.8          --        63.2
Other benefits and expenses......................      119.2           17.4        69.5       206.1
                                                    --------       --------      ------    --------
     Total Benefits and Expenses.................      369.3          117.4        68.1       554.8
Income Before Income Taxes.......................      103.9           23.3        (3.7)      123.5
Income tax expense...............................       34.0            4.3        (8.3)       30.0
                                                    --------       --------      ------    --------
NET INCOME.......................................   $   69.9       $   19.0      $  4.6    $   93.5
                                                    ========       ========      ======    ========
SEGMENT ASSETS AS OF DECEMBER 31, 2001...........   $4,743.7       $3,973.3      $475.0    $9,192.0
                                                    ========       ========      ======    ========

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONCLUDED)

SEGMENT INCOME FOR THE YEAR                        INSURANCE        ASSET
ENDED DECEMBER 31, 2000                            PROTECTION    ACCUMULATION    OTHER      TOTAL
---------------------------                        ----------    ------------    ------    --------
Policy and contract charges......................   $  136.2       $   37.4      $   --    $  173.6
Premiums.........................................      175.2           14.4          .3       189.9
Net investment income............................      166.9          113.9        36.4       317.2
Other income.....................................         .4            1.3        50.1        51.8
Net realized gains/(losses) on investments.......        (.7)          (2.5)         .3        (2.9)
                                                    --------       --------      ------    --------
     Total Revenues..............................      478.0          164.5        87.1       729.6
Policy and contract benefits.....................      203.4           11.9         2.4       217.7
Change in future policyholder benefits...........       (3.2)          89.1         (.8)       85.1
Amortization of deferred policy acquisition
  costs..........................................       68.4           17.9          --        86.3
Other benefits and expenses......................      124.4           16.9        44.3       185.6
                                                    --------       --------      ------    --------
     Total Benefits and Expenses.................      393.0          135.8        45.9       574.7
Income Before Income Taxes.......................       85.0           28.7        41.2       154.9
Income tax expense...............................       30.0            8.4        11.1        49.5
                                                    --------       --------      ------    --------
NET INCOME.......................................   $   55.0       $   20.3      $ 30.1    $  105.4
                                                    ========       ========      ======    ========
SEGMENT ASSETS AS OF DECEMBER 31, 2000...........   $4,692.2       $3,997.2      $474.1    $9,163.5
                                                    ========       ========      ======    ========

SEGMENT INCOME FOR THE YEAR                        INSURANCE        ASSET
ENDED DECEMBER 31, 1999                            PROTECTION    ACCUMULATION    OTHER      TOTAL
---------------------------                        ----------    ------------    ------    --------
Policy and contract charges......................   $  117.5       $   39.0      $   --    $  156.5
Premiums.........................................      189.1            8.0          .3       197.4
Net investment income............................      168.6          132.0        27.8       328.4
Other income.....................................        1.2            3.0        45.0        49.2
Net realized gains/(losses) on investments.......       (1.8)          (6.8)        6.6        (2.0)
                                                    --------       --------      ------    --------
     Total Revenues..............................      474.6          175.2        79.7       729.5
Policy and contract benefits.....................      198.5           10.9         2.0       211.4
Change in future policyholder benefits...........        4.2          101.6         6.3       112.1
Amortization of deferred policy acquisition
  costs..........................................       67.2           13.2          --        80.4
Other benefits and expenses......................      126.9           16.9        40.2       184.0
                                                    --------       --------      ------    --------
     Total Benefits and Expenses.................      396.8          142.6        48.5       587.9
Income Before Income Taxes.......................       77.8           32.6        31.2       141.6
Income tax expense...............................       30.7           13.4         3.5        47.6
                                                    --------       --------      ------    --------
NET INCOME.......................................   $   47.1       $   19.2      $ 27.7    $   94.0
                                                    ========       ========      ======    ========
SEGMENT ASSETS AS OF DECEMBER 31, 1999...........   $4,706.2       $4,268.3      $247.4    $9,221.9
                                                    ========       ========      ======    ========

                                     PART C

                               OTHER INFORMATION

Item 27.  Exhibits

 1. Board of Directors Resolutions.

    a) Resolution adopted by the Board of Directors of Provident Mutual Life Insurance Company authorizing establishment of the Provident Mutual Variable Growth Separate Account, Provident Mutual Variable Money Market Separate Account, Provident Mutual Variable Bond Separate Account, Provident Mutual Variable Managed Separate Account, and Provident Mutual Variable Zero Coupon Bond Separate Account(1)

    b) Resolution of the Board of Directors of Provident Mutual Life Insurance Company establishing the Provident Mutual Variable Aggressive Growth Separate Account(1)

    c) Resolution of the Board of Directors of Provident Mutual Life Insurance Company establishing the Provident Mutual Variable International Separate Account(1)

    d) Resolution of the Board of Directors of Provident Mutual Life Insurance Company establishing the Provident Mutual Variable Separate Account(1)

    e) Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Creation of Additional Subaccounts of Provident Mutual Variable Separate Account(1)

    f) Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Creation of additional Subaccounts of Provident Mutual Variable Separate Account(1)

    g) Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Creation of Additional Subaccounts of Provident Mutual Variable Life Separate Account(7)

    h) Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Reorganization of the Provident Mutual Variable Growth Separate Account, Provident Mutual Variable Money Market Separate Account, Provident Mutual Variable Bond Separate Account, Provident Mutual Variable Zero Coupon Bond Separate Account, Provident Mutual Variable Aggressive Growth Separate Account, Provident Mutual Variable International Separate Account, Provident Mutual Variable Separate Account(7)

    i) Resolution of the Board of Directors of Provident Mutual Life Insurance Company authorizing the filing of Registration Statements and Post-Effective Amendments(9)

    j) Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Creation of Additional Subaccounts of Provident Mutual Variable Life Separate Account(10)


    k) Resolution of the Board of Directors of Nationwide Life Insurance Company of America Approving Creation of Additional Subaccounts of Nationwide Provident VLI Separate Account 1(13)


 2. Custodian Agreements.  Not applicable.

 3. Underwriting Contracts.

    a) Form of Underwriting Agreement among Provident Mutual Life Insurance Company, PML Securities, Inc. and Provident Mutual Variable Separate Account(1)

    b)  Personal Producing General Agent's Agreement and Supplement(2)

    c)  Personal Producing Agent's Agreement and Supplement(2)

    d)  Producing General Agent's Agreement and Supplement(2)

    e) Form of Selling Agreement between PML Securities, Inc. and Broker/Dealers(4)

 4. Contracts.


    a) Individual Flexible Premium Adjustable Variable Life Insurance Policy (Form VL105)(13)



    b) Individual Flexible Premium Adjustable Variable Life Insurance Policy -- Employee Benefit Series (Unisex Version) (Form VL106)(13)


    c)  Children's Term Rider (Form C306)(3)

    d)  Convertible Term Life Rider (Form C308)(2)

    e)  Extension of Final Policy Date Rider (Form C822)(2)

    f)  Section 403(b) Rider (Form C827)(2)

    g)  Change of Insured Rider (Form C901)(2)

    h)  Disability Waiver Benefit Rider (Form R1901)(3)

    i)  Disability Waiver of Premium Benefit Rider (Form C903)(3)

    j)  Accelerated Death Benefit Rider (Form C/D904)(1)

    k)  Additional Insurance Benefit Rider (Form R2308)(5)

    l)  Long Term Care Acceleration Benefit Rider (Form R1100)(8)

    m) Long Term Care Extended Insurance Benefit Rider (Form R1102)(8)

    n)  Long Term Care Waiver Benefit Rider (Form R1101)(8)

    o)  Supplemental Application for Long Term Care Benefits (A62 4.01)(8)

    p)  Accelerated Death Benefit Rider (Form R1904)(8)

 5. Applications.

    a) Form of Application (Form A3 and Form A4) (6)


    b) Form of Supplemental Application -- Initial Allocation Schedule (Form
       A65)(13)


 6. Depositor's Certificate of Incorporation and By-Laws.

    a)  Charter of Provident Mutual Life Insurance Company(1)

    b)  By-Laws of Provident Mutual Life Insurance Company(1)


    c)  Charter of Nationwide Life Insurance Company of America(13)



    d)  By-Laws of Nationwide Life Insurance Company of America(13)


 7. Reinsurance Contracts.


    a)  Single Life Permanent Pool (ERC)(13)



    b) Single Life Permanent Pool (RGA)(13)



    c) Automatic and Facultative YRT Reinsurance Agreement between Provident Mutual Life Insurance Company, Providentmutual Life and Annuity Company of America, and RGA Reinsurance Company(13)



    d) Addendum to the Automatic and Facultative Reinsurance Agreement between Provident Mutual Life Insurance Company, Providentmutual Life and Annuity Company of America, and RGA Reinsurance Company(13)



    e) Automatic Reinsurance Agreement No. 2727 between Provident Mutual Life Insurance Company and Phoenix Home Life Mutual Insurance Company(13)

    f) Amendment Number 3 to the Reinsurance Agreement No. 2727 between Provident Mutual Life Insurance Company and ERC Life Reinsurance Corporation(13)



    g) Amendment Number 4 to the Reinsurance Agreement No. 2727 between Provident Mutual Life Insurance Company and ERC Life Reinsurance Corporation(13)



    h) Automatic Yearly Renewable Term Reinsurance Agreement No. P226-105 between Provident Mutual Life Insurance Company and General & Cologne Life Re of America(13)



    i) Automatic Yearly Renewable Term Reinsurance Agreement No. P226-106 between Provident Mutual Life Insurance Company and General & Cologne Life Re of America(13)



    j) YRT Agreement No. 5918-14 between Provident Mutual Life Insurance Company and AUSA Life Insurance Company, Inc.(13)



    k) YRT Agreement No. 5918-15 between Provident Mutual Life Insurance Company and AUSA Life Insurance Company, Inc.(13)


 8. Participation Agreements.

    a) Participation Agreement among Market Street Fund, Inc., Provident Mutual Life Insurance Company and PML Securities, Inc.(1)

    b) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Provident Mutual Life Insurance Company(1)

    c) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Provident Mutual Life Insurance Company(1)

    d) Participation Agreement among Market Street Fund, Provident Mutual Life Insurance Company and 1717 Capital Management Company(9)

    e) Second Amendment to Participation Agreement among Provident Mutual Life Insurance Company of Philadelphia, Variable Insurance Products Fund, and Fidelity Distributors Corporation(10)

    f) Second Amendment to Participation Agreement among Provident Mutual Life Insurance Company of Philadelphia, Variable Insurance Products Fund II, and Fidelity Distributors Corporation(10)


    g) Form of Participation Agreement among Gartmore Variable Insurance Trust, Nationwide Life Insurance Company of America, and Nationwide Life and Annuity Company of America(13)



    h) Form of Participation Agreement among Vanguard Variable Insurance Fund, Nationwide Life Insurance Company of America, and Nationwide Life and Annuity Company of America(13)


    i) Shareholder Services Agreement among Provident Mutual Life Insurance Company, Providentmutual Life and Annuity Company of America and American Century(R) Investment Services, Inc.(10)


    j) Participation Agreement between Dreyfus Variable Investment Fund and Provident Mutual Life Insurance Company of Philadelphia(11)


    k) First Amendment to Participation Agreement between Dreyfus Variable Investment Fund and Provident Mutual Life Insurance Company of Philadelphia(10)

    l) Second Amendment to Participation Agreement between Dreyfus Variable Investment Fund and Provident Mutual Life Insurance Company of Philadelphia(10)


    m) Participation Agreement by and among Provident Mutual Life Insurance Company, Providentmutual Life and Annuity Company of America, Federated Securities Corp., and Insurance Management Series(11)

    n) Amendment to Participation Agreement by and among Provident Mutual Life Insurance Company, Providentmutual Life and Annuity Company of America, Federated Securities Corp., and Insurance Management Series(12)


    o) Participation Agreement between Janus Aspen Series and Provident Mutual Life Insurance Company(10)

    p) Participation Agreement among Oppenheimer Variable Accounts Funds, Provident Mutual Life Insurance Company, Providentmutual Life and Annuity Company of America, and OppenheimerFunds, Inc.(10)

 9. Administrative Contracts.  Not applicable.


10. Other Material Contracts.  Powers of Attorney.(13)



11. Legal Opinion.  Opinion and Consent of James Bernstein, Esquire(13)


12. Actuarial Opinion.  Not applicable.

13. Calculations.  Not applicable.

14. Other Opinions.

    a) Consent of Sutherland Asbill & Brennan LLP

    b) Consent of PricewaterhouseCoopers LLP

    c) Consent of Scott V. Carney, FSA, MAAA

15.Omitted Financial Statements.  No financial statements are omitted from Item
   24.

16. Initial Capital Agreements.  Not applicable.


17.Redeemability Exemption.  Description of Nationwide Life Insurance Company of
   America's Issuance, Transfer and Redemption Procedures for Policies.(13)

---------------
 (1) Incorporated herein by reference to post-effective amendment number 18 to the Form S-6 registration statement (File No. 33-2625) filed on May 1, 1998.

 (2) Incorporated herein by reference to post-effective amendment number 11 to the Form S-6 registration statement (File No. 33-42133) filed on May 1, 1998.

 (3) Incorporated herein by reference to post-effective amendment number 5 to the Form N-4 registration statement (File No. 33-65512) filed on May 1, 1998.

 (4) Incorporated herein by reference to the initial filing of the Form S-6 registration statement (File No. 333-82613) filed on July 9, 1999.

 (5) Incorporated herein by reference to pre-effective amendment number 1 to the Form S-6 registration statement (File No. 333-67775) filed on March 4, 1999.

 (6) Incorporated herein by reference to post-effective amendment number 2 to the Form S-6 registration statement (File No. 333-67775) filed on April 24, 2000.

 (7) Incorporated herein by reference to post-effective amendment number 1 to the Form S-6 registration statement (File No. 333-71763) filed on April 25, 2000.

 (8) Incorporated herein by reference to post-effective amendment number 2 to the Form S-6 registration statement (File No. 333-71763) filed on February 8, 2001.

 (9) Incorporated herein by reference to the initial filing of the Form N-4 registration statement (File No. 333-58308) filed on April 5, 2001.

(10) Incorporated herein by reference to post-effective amendment number 5 to the Form S-6 registration statement (File No. 333-71763) filed on April 19, 2002.

(11) Incorporated herein by reference to post-effective amendment number 8 to the Form N-4 registration statement (File No. 33-65512) filed on April 25, 2000.



(12) Incorporated herein by reference to post-effective amendment number 9 to the Form N-4 registration statement (File No. 33-70926) filed on April 25, 2002.



(13) Incorporated herein by reference to pre-effective amendment number 1 to the Form N-6 registration statement (File No. 333-98629) filed on December 16, 2002.


     Item 28.  Directors and Officers of the Depositor


 NAME AND PRINCIPAL BUSINESS ADDRESS*                POSITION AND OFFICES WITH DEPOSITOR
 ------------------------------------                -----------------------------------
Joseph J. Gasper**                         Director and Vice Chairperson of the Board
W. G. Jurgensen**                          Director, Chairperson of the Board, and Chief Executive
                                           Officer
Richard A. Karas**                         Director
Gary D. McMahan                            Director, President, and Chief Operating Officer
Mark R. Thresher**                         Director, Senior Vice President, and Assistant Treasurer
James Benson                               Senior Vice President and Assistant Treasurer
Scott V. Carney                            Senior Vice President and Actuary
Peter D. Cuozzo                            Senior Vice President
Patricia R. Hatler**                       Senior Vice President, General Counsel, and Secretary
William E. Mabe***                         Senior Vice President -- Operations
Edwin P. McCausland, Jr.**                 Senior Vice President
Brian W. Nocco**                           Senior Vice President and Treasurer
Denise Sortino***                          Senior Vice President


---------------
  * The principal business address for each officer and director is Nationwide Life Insurance Company of America, 1000 Chesterbrook Boulevard, Berwyn, PA 19312-1181, unless otherwise noted.

 ** The address is One Nationwide Plaza, Columbus, Ohio 43215

*** The address is 300 Continental Drive, Newark, Delaware 19713.

Item 29. Persons Controlled by or Under Common Control With the Depositor or Registrant


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  1717 Advisory         1000 Chesterbrook                                 Stock          Pennsylvania    This is an inactive
  Services, Inc.        Blvd                                                                             company and was a
  (Provident --         Berwyn, PA 19312                                                                 registered investment
  acquired 1 Oct 02)                                                                                     advisor.
  1717 Brokerage        1000 Chesterbrook                                 Stock          Pennsylvania    This company is
  Services, Inc.        Blvd                                                                             registered as a
  (Provident --         Berwyn, PA 19312                                                                 broker-dealer.
  acquired 1 Oct 02)
  1717 Capital          Christina Executive                               Stock          Pennsylvania    The company is
  Management Company    Campus                                                                           registered as a
  (Provident -- acquired 220 Continental                                                                 broker-dealer and
  1 Oct 02)             Drive                                                                            investment advisor.
                        Newark, DE 19713
  1717 Insurance        75 Wells Avenue                                   Stock         Massachusetts    This is a agency that
  Agency of             Newton, MA 02159                                                                 was established to
  Massachusetts                                                                                          grant proper licensing
  (Provident -- acquired                                                                                 to Provident Mutual
  1 Oct 02)                                                                                              companies in
                                                                                                         Massachusetts.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  1717 Insurance        12221 Merit Dr                                    Stock             Texas        This is a agency that
  Agency of Texas       Suite 1100                                                                       was established to
  (Provident --         Dallas, TX 75251                                                                 grant proper licensing
  acquired 1 Oct 02)                                                                                     to Provident Mutual
                                                                                                         companies in Texas.
  401(k) Investment     99 San Jacinto Blvd   99 San Jacinto Blvd         Stock             Texas        The corporation is a
  Services, Inc.        Suite 1100            Suite 1100                                                 broker-dealer
                        Austin, TX 78701      Austin, TX 78701                                           registered with the
                                                                                                         National Association of
                                                                                                         Securities Dealer, a
                                                                                                         self-regulatory body of
                                                                                                         the Securities and
                                                                                                         Exchange Commission
  401(k) Companies,                           99 San Jacinto Blvd         Stock             Texas        This corporation acts
  Inc. (The)                                  Suite 1100                                                 as a holding company.
                                              Austin, TX 78701
  401(k) Company (The)                        99 San Jacinto Blvd         Stock             Texas        The corporation is a
                                              Suite 1100                                                 third- party
                                              Austin, TX 78701                                           Administrator providing
                                                                                                         record keeping services
                                                                                                         for 401(k) plans.
  401(k) Investment     99 San Jacinto Blvd   99 San Jacinto Blvd         Stock             Texas        The corporation is an
  Advisors, Inc         Suite 1100            Suite 1100                                                 investment advisor
                        Austin, TX 78701      Austin, TX 78701                                           registered with the
                                                                                                         Securities and Exchange
                                                                                                         Commission.
  Affiliate Agency of                         Two Nationwide Plaza        Stock              Ohio        The corporation is an
  Ohio, Inc.                                  Columbus, OH 43216                                         insurance agency
                                                                                                         marketing life
                                                                                                         insurance and annuity
                                                                                                         products through
                                                                                                         financial institutions.
  Affiliate Agency,                           Two Nationwide Plaza        Stock            Delaware      The corporation is an
  Inc                                         Columbus, OH 43216                                         insurance agency
                                                                                                         marketing life
                                                                                                         insurance and annuity
                                                                                                         products through
                                                                                                         financial institutions.
  AGMC Reinsurance Ltd  4546 Corporate Drive  4546 Corporate Drive        Stock         Turks & Caicos   The corporation is a
                        Suite 100             Suite 100                                    Islands       captive reinsurer.
                        West Des Moines, IA   West Des Moines, IA
                        50266-5911            50266-5911
  AID Financial         701 Fifth Avenue      701 Fifth Avenue            Stock              Iowa        The corporation is a
  Services, Inc         Des Moines, IA 50391  Des Moines, IA 50391                                       holding company.
  Allied Document       701 Fifth Avenue      701 Fifth Avenue            Stock              Iowa        The corporation
  Solutions, Inc        Des Moines, IA 50391  Des Moines, IA 50391                                       provides general
                                                                                                         printing services to
                                                                                                         its affiliated
                                                                                                         companies as well as to
                                                                                                         unaffiliated companies.
  ALLIED General        701 Fifth Avenue      701 Fifth Avenue            Stock              Iowa        The corporations a
  Agency Company        Des Moines, IA 50391  Des Moines, IA 50391                                       managing general agent
                                                                                                         and surplus lines
                                                                                                         broker for property and
                                                                                                         casualty insurance
                                                                                                         products.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Allied Group          701 Fifth Avenue      701 Fifth Avenue            Stock              Iowa        The corporation engages
  Insurance Marketing   Des Moines, IA 50391  Des Moines, IA 50391                                       in the direct marketing
  Company                                                                                                of property and
                                                                                                         casualty insurance
                                                                                                         products.
  ALLIED Group, Inc     701 Fifth Avenue      701 Fifth Avenue            Stock              Iowa        The corporation is a
                        Des Moines, IA 50391  Des Moines, IA 50391                                       property and casualty
                                                                                                         holding company.
  ALLIED Property and   701 Fifth Avenue      701 Fifth Avenue            Stock              Iowa        The corporation
  Casualty Insurance    Des Moines, IA 50391  Des Moines, IA 50391                                       underwrites general
  Company                                                                                                property and casualty
                                                                                                         insurance.
  Allied Texas Agency,  701 Fifth Avenue      701 Fifth Avenue            Stock             Texas        The corporation acts as
  Inc.                  Des Moines, IA 50391  Des Moines, IA 50391                                       a managing general
                                                                                                         agent to place personal
                                                                                                         and commercial
                                                                                                         automobile insurance
                                                                                                         with CCNIC for the
                                                                                                         independent agency
                                                                                                         companies.
  Allnations, Inc.                                                        Stock              Ohio        The corporation engages
                                                                                                         in promoting ,
                                                                                                         extending, and
                                                                                                         strengthening
                                                                                                         cooperative insurance
                                                                                                         organizations
                                                                                                         throughout the world.
  AMCO Insurance        701 Fifth Avenue      701 Fifth Avenue            Stock              Iowa        The corporation
  Company               Des Moines, IA 50391  Des Moines, IA 50391                                       underwrites general
                                                                                                         property and casualty
                                                                                                         insurance.
  American Marine                             One Nationwide Plaza        Stock            Florida       The corporation is an
  Underwriters, Inc                           Columbus, Ohio 43216                                       underwriting manager
                                                                                                         for ocean cargo and
                                                                                                         hull insurance.
  Asset Management      Gartmore House        One Nationwide Plaza        Stock          England and     The corporation is a
  Holdings, plc         8 Fenchurch Place     Columbus, Ohio 43217                          Wales        holding company of a
                        London                                                                           group engaged in the
                        EC3M4PH                                                                          management of pension
                        United Kingdom                                                                   fund assets, unit trust
                                                                                                         and other collective
                                                                                                         investment trusts an
                                                                                                         portfolios for
                                                                                                         corporate clients.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Audenstar Limited     Gartmore House        Gartmore House        Limited Liability      England       To market insurance
  acquired by GGAMT 27  8 Fenchurch Place     8 Fenchurch Place          Company                         products and to carry
  Jun 02                London                London                                                     on business in the
                        EC3M4PH               EC3M4PH                                                    fields of life,
                        United Kingdom        United Kingdom                                             pension, house motor,
                                                                                                         marine, fire employers'
                                                                                                         liability, accident and
                                                                                                         other insurance; to act
                                                                                                         as insurance brokers
                                                                                                         and consultants and as
                                                                                                         agents for effecting
                                                                                                         insurance and obtaining
                                                                                                         policies in respect of
                                                                                                         all and every kind of
                                                                                                         risk and against death,
                                                                                                         injury or loss arising
                                                                                                         out of, or through, or
                                                                                                         in connection with any
                                                                                                         accident and against
                                                                                                         loss or damage to real
                                                                                                         or personal property.
  Cal-Ag Insurance      1602 Exposition Blvd  1602 Exposition Blvd        Stock           California     The corporation is a
  Services, Inc         Sacramento, CA 95815  Sacramento, CA 95815                                       small captive insurance
                                                                                                         brokerage firm serving
                                                                                                         principally, but not
                                                                                                         exclusively, the
                                                                                                         "traditional" agent
                                                                                                         producers of CalFarm
                                                                                                         Insurance Company.
  CalFarm Insurance     1602 Exposition Blvd  1602 Exposition Blvd        Stock           California     The corporation assist
  Agency                Sacramento, CA 95815  Sacramento, CA 95815                                       agents and affiliated
                                                                                                         companies in account
                                                                                                         completion for
                                                                                                         marketing CalFarm
                                                                                                         Products.
  Calfarm Insurance     1602 Exposition Blvd  1602 Exposition Blvd        Stock           California     The corporation is a
  Company               Sacramento, CA 95815  Sacramento, CA 95815                                       California based
                                                                                                         multi-line insurance
                                                                                                         corporation which
                                                                                                         writes agricultural,
                                                                                                         commercial, personal
                                                                                                         and individual health
                                                                                                         coverages and benefits
                                                                                                         for the sponsorship of
                                                                                                         the California Farm
                                                                                                         Bureau.
  CAP PRO HOLDING,                                                        Stock            Delaware      This company operates
  INC. (NEW COMPANY                                                                                      as a holding company.
  FORMED 17 OCT 02)
  Coda Capital                                                            stock          Pennsylvania    The company is a
  Management acquired                                                                                    convertible bond
  by Nationwide                                                                                          manager.
  Financial Services,
  Inc. on 12 Sep 02
  Colonial County                             8416 Datapoint Dr          Mutual             Texas        The corporation
  Mutual Insurance                            San Antonio, TX                                            underwrites
  Company                                     78227                                                      non-standard automobile
                                                                                                         and motor cycle
                                                                                                         insurance and various
                                                                                                         other commercial
                                                                                                         liability coverage in
                                                                                                         Texas.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Cooperative Service   1963 Bell Avenue      1963 Bell Avenue            Stock            Nebraska      The corporation is an
  Company               Des Moines, Iowa      Des Moines, Iowa                                           insurance agency that
                        50315                 50315                                                      sell and services
                                                                                                         commercial insurance,
                                                                                                         The corporation also
                                                                                                         provides loss control
                                                                                                         and compliance
                                                                                                         consulting services and
                                                                                                         audit, compilation, and
                                                                                                         tax preparation
                                                                                                         services.
  Corviant Corporation  1200 RIVER ROAD       1200 RIVER ROAD             Stock            Delaware      The purpose of the
                        CONSHOHOCKEN, PA      CONSHOHOCKEN,                                              corporation is to
                        19428                 PA 19428                                                   create a captive
                                                                                                         distribution network
                                                                                                         through which
                                                                                                         affiliates can sell
                                                                                                         multi-manager
                                                                                                         investment products,
                                                                                                         insurance products and
                                                                                                         sophisticate estate
                                                                                                         planning services.
  Damian Securities     Gartmore House        One Nationwide Plaza        Stock           England &      The corporation is
  Limited               8 Fenchurch Place     Columbus, Ohio 43216                          Wales        engaged in investment
                        London                                                                           holding.
                        EC3M4PH
                        United Kingdom
  Dancia Life S.A.      NEW COMPANY                                       stock           Luxembourg
  acquired by NGH
  Luxembourg S.A.
  10 Sep 02
  Delfi Realty          P.O. BOX 12610                                    Stock            Delaware      This is an inactive
  Corporation           WILMINGTON, DE 19850                                                             company.
  (Provident -- acquired
  1 Oct 02)
  Depositors Insurance  701 Fifth Avenue      701 Fifth Avenue            Stock              Iowa        The corporation
  Company               Des Moines, IA 50391  Des Moines, IA 50391                                       underwrites general
                                                                                                         property and casualty
                                                                                                         insurance.
  Dinamica                                                                Stock             Brazil       The company
  Participacoes SA                                                                                       participates in other
                                                                                                         companies related to
                                                                                                         the registrant's
                                                                                                         international
                                                                                                         operations.
  Discover Insurance                          One Nationwide Plaza  Limited Liability     California     The purpose of the
  Agency , LLC                                Columbus, Ohio 43215       Company                         company is to sell
                                                                                                         property and casualty
                                                                                                         insurance products,
                                                                                                         including, but not
                                                                                                         limited to, automobile
                                                                                                         or other vehicle
                                                                                                         insurance and
                                                                                                         homeowner's insurance.
  Discover Insurance                          One Nationwide Plaza  Limited Liability       Texas        To sell property and
  Agency of Texas, LLC                        Columbus, Ohio 43215       Company                         casualty insurance
                                                                                                         products including, but
                                                                                                         not limited to,
                                                                                                         automobile or other
                                                                                                         vehicle insurance and
                                                                                                         homeowner's insurance.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  F&B Inc.              1963 Bell Avenue      1963 Bell Avenue            Stock              Iowa        The corporation is an
                        Des Moines, Iowa      Des Moines, Iowa                                           insurance agency that
                        50315                 50315                                                      places business not
                                                                                                         written by Farmland
                                                                                                         Insurance company with
                                                                                                         other carriers.
  Farmland Mutual       1963 Bell Avenue      1963 Bell Avenue           Mutual              Iowa        The corporation
  Insurance Company     Des Moines, Iowa      Des Moines, Iowa                                           provides property and
                        50315                 50315                                                      casualty insurance
                                                                                                         primarily to
                                                                                                         agricultural
                                                                                                         businesses.
  Fenplace Limited      Gartmore House        One Nationwide Plaza        Stock           England &      Currently inactive.
                        8 Fenchurch Place     Columbus, Ohio 43215                          Wales
                        London
                        EC3M4PH
                        United Kingdom
  Financial Horizons                          Two Nationwide Plaza        Stock             Texas        The corporation is an
  Distributors Agency                         Columbus, Ohio 43215                                       insurance agency
  of Texas, Inc                                                                                          marketing life
                                                                                                         insurance and annuity
                                                                                                         products through
                                                                                                         financial institutions.
  Financial Horizons                          Two Nationwide Plaza        Stock            Alabama       The corporation is an
  Distributors Agency                         Columbus, Ohio 43215                                       insurance agency
  of Alabama, Inc                                                                                        marketing life
                                                                                                         insurance and annuity
                                                                                                         products through
                                                                                                         financial institutions.
  Financial Horizons                          Two Nationwide Plaza        Stock              Ohio        The corporation is an
  Distributors Agency                         Columbus, Ohio 43215                                       insurance agency
  of Ohio, Inc                                                                                           marketing life
                                                                                                         insurance and annuity
                                                                                                         products through
                                                                                                         financial institutions.
  Financial Horizons                          Two Nationwide Plaza        Stock            Oklahoma      The corporation is an
  Distributors Agency                         Columbus, Ohio 43215                                       insurance agency
  of Oklahoma, Inc.                                                                                      marketing life
                                                                                                         insurance and annuity
                                                                                                         products through
                                                                                                         financial institutions.
  Financial Horizons                          Two Nationwide Plaza        Stock            Oklahoma      The corporation is a
  Securities                                  Columbus, Ohio 43215                                       limited broker-dealer
  Corporation                                                                                            doing business solely
                                                                                                         in the financial
                                                                                                         institutions market.
  Florida Records                             Two Nationwide Plaza        Stock            Florida       The corporation
  Administrator, Inc.                         Columbus, Ohio 43215                                       administers the
                                                                                                         deferred compensation
                                                                                                         play for the public
                                                                                                         employees of the State
                                                                                                         of Florida.
  Four P Finance                                                          Stock          Pennsylvania    This is an inactive
  Company                                                                                                company.
  (Provident -- acquired
  1 Oct 02)


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  G.I.L. Nominees       Gartmore House        One Nationwide Plaza        Stock           England &      The company is dormant
  Limited               8 Fenchurch Place     Columbus, Ohio 43215                          Wales        within the meaning of
                        London                                                                           Section 249AA of the
                        EC3M4PH                                                                          Companies Act of 1985
                        United Kingdom                                                                   (English Law)
  Gartmore 1990         Gartmore House        One Nationwide Plaza        Stock           England &      The company is engaged
  Limited               8 Fenchurch Place     Columbus, Ohio 43215                          Wales        as a general partner in
                        London                                                                           a limited partnership
                        EC3M4PH                                                                          formed to invest
                        United Kingdom                                                                   unlisted securities.
  Gartmore 1990         Gartmore House        One Nationwide Plaza        Stock           England &      The company is dormant
  Trustee Limited       8 Fenchurch Place     Columbus, Ohio 43215                          Wales        within the meaning of
                        London                                                                           Section 249AA of the
                        EC3M4PH                                                                          Companies Act of 1985
                        United Kingdom                                                                   (English Law)
  Gartmore Asset        1200 RIVER ROAD       1209 Orange Street          Stock            Delaware      The company serves a
  Management, Inc.      CONSHOHOCKEN,         Wilmington, DE 19801                                       registered investment
  (new company -- 4     PA 19428                                                                         advisor/performing
  Apr 02)                                                                                                equity investment
                                                                                                         functions.
  Gartmore Capital      Gartmore House        One Nationwide Plaza        Stock           England &      The company is engaged
  Management Limited    8 Fenchurch Place     Columbus, Ohio 43215                          Wales        in investment
                        London                                                                           management and advisory
                        EC3M4PH                                                                          services to business
                        United Kingdom                                                                   institutional and
                                                                                                         private investors.
  Gartmore              1200 RIVER ROAD       1200 River Road             Stock            Delaware      The corporation is a
  Distribution          CONSHOHOCKEN,         Conshohocken,                                              limited broker-dealer.
  Services Inc          PA 19428              PA 19428
  Gartmore Emerging     1200 RIVER ROAD       1209 Orange Street    Limited Liability      Delaware
  Managers, LLC (name   CONSHOHOCKEN,         Wilmington, DE 19801       Company
  change eff 15 Oct     PA 19428
  02)
  Gartmore Fund         Gartmore House        One Nationwide Plaza        Stock           England &      The company is engaged
  Managers Limited      8 Fenchurch Place     Columbus, Ohio 43215                          Wales        in authorized unit
                        London                                                                           trust management.
                        EC3M4PH
                        United Kingdom
  Gartmore Fund         PO Box 278            Gartmore House              Stock         Jersey Channel   The company is engaged
  Managers              45 la Motte Street    8 Fenchurch Place                            Islands       in investment
  International         St Helier             London                                                     administration and
  Limited               Jersey Channel        EC3M4PH                                                    support.
                        Islands               United Kingdom
                        JE4 8TF
  Gartmore Global       1200 RIVER ROAD       1200 River Road        Business Trust        Delaware      The company acts as a
  Asset Management      CONSHOHOCKEN,         Conshohocken,                                              holding company for the
  Trust                 PA 19428              PA 19428                                                   Gartmore Group and as a
                                                                                                         registered investment
                                                                                                         advisor.
  Gartmore Global       1200 RIVER ROAD       3801 KENNETT PIKE           STOCK            Delaware      This company operates
  Asset Management,     CONSHOHOCKEN,         STE C200                                                   as a holding company.
  Inc.                  PA 19428              GREENVILLE,
  (new 31 May 02)                             DE 19807
  Gartmore Global       1200 RIVER ROAD       3801 KENNETT PIKE           Stock            Delaware      The company acts as a
  Investments Inc       CONSHOHOCKEN, PA      STE C200                                                   holding company.
                        19428                 GREENVILLE, DE 19807


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Gartmore Global       Gartmore House        One Nationwide Plaza  Delaware General       Delaware      The partnership is
  Partners              8 Fenchurch Place     Columbus, Ohio 43216     Partnership                       engaged in investment
                        London                                                                           management.
                        EC3M4PH
                        United Kingdom
  Gartmore Indosuez UK  Gartmore House        One Nationwide Plaza        Stock           England &      The company is a
  Recovery Fund (G.P.)  8 Fenchurch Place     Columbus, Ohio 43216                          Wales        general partner in two
  Limited               London                                                                           limited partnerships
                        EC3M4PH                                                                          formed to invest in
                        United Kingdom                                                                   unlisted securities.
  Gartmore Investment   Gartmore House        One Nationwide Plaza        Stock           England &      The company is engaged
  Limited               8 Fenchurch Place     Columbus, Ohio 43215                          Wales        in investment
                        London                                                                           management and advisory
                        EC3M4PH                                                                          services to pension
                        United Kingdom                                                                   funds, unit trusts and
                                                                                                         other collective
                                                                                                         investment schemes,
                                                                                                         investment trusts and
                                                                                                         portfolios for
                                                                                                         corporate or other
                                                                                                         institutional clients.
  Gartmore Investment   Oberlindau 80-82      Gartmore House              Stock            Germany       The company is engaged
  Services GmbH         D-60323 Frankfurt am  8 Fenchurch Place                                          in marketing support.
                        Main. Germany         London
                                              EC3M4PH
                                              United Kingdom
  Gartmore Investment   Gartmore House        One Nationwide Plaza        Stock            England       The company is engaged
  Services Limited      8 Fenchurch Place     Columbus, Ohio 43216                                       in investment holding.
                        London
                        EC3M4PH
                        United Kingdom
  Gartmore Investment   Gartmore House        One Nationwide Plaza        Stock           England &      The company is an
  Management plc        8 Fenchurch Place     Columbus, Ohio 43215                          Wales        investment holding
                        London                                                                           company and provides
                        EC3M4PH                                                                          services to other
                        United Kingdom                                                                   companies within the
                                                                                                         Gartmore Group.
  Gartmore Investor     1200 RIVER ROAD       1200 River Road             Stock              Ohio        The corporation
  Services, Inc.        CONSHOHOCKEN, PA      Conshohocken, PA                                           provides transfer and
                        19428                 19428                                                      dividend disbursing
                                                                                                         services to various
                                                                                                         mutual fund entities.
  Gartmore Japan        10F Asahi Seimei      Gartmore House              Stock             Japan        The company is engaged
  Limited               Hibiya Building       8 Fenchurch Place                                          in the business of
                        1-5-1 Yurakucho       London                                                     investment management.
                        Chiyodo-Ku            EC3M4PH
                        Tokyo                 United Kingdom
  Gartmore Morley and   5665 SW Meadows Rd    5665 SW Meadows Rd          Stock             Oregon       The corporation brokers
  Associates, Inc.      Suite 400             Suite 400                                                  or places book value
                        Lake Oswego, OR       Lake Oswego, OR                                            maintenance agreements
                        97035                 97035                                                      (wrap contracts) and
                                                                                                         guaranteed contracts
                                                                                                         (GICs) for collective
                                                                                                         investment trusts and
                                                                                                         accounts.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Gartmore Morley       5665 SW Meadows Rd    5665 SW Meadows             Stock             Oregon       The corporation is an
  Capital Management,   Suite 400             Suite 400                                                  investment advisor and
  Inc.                  Lake Oswego, OR       Lake Oswego, OR                                            stable value money
                        97035                 97035                                                      manager.
  Gartmore Morley       5665 SW Meadows Rd    5667 SW Meadows             Stock             Oregon       The corporation is a
  Financial Services,   Suite 400             Suite 400                                                  holding company.
  Inc.                  Lake Oswego, OR       Lake Oswego, OR
                        97035                 97035
  Gartmore Mutual Fund  1200 RIVER ROAD       1200 River Road        Business Trust        Delaware      The trust acts as a
  Capital Trust         CONSHOHOCKEN,         Conshohocken, PA                                           registered investment
                        PA 19428              19428                                                      advisor.
  Gartmore Nominees     Gartmore House        One Nationwide Plaza        Stock           England &      The company is dormant
  Limited               8 Fenchurch Place     Columbus, Ohio 43216                          Wales        within the meaning of
                        London                                                                           Section 249AA of the
                        EC3M4PH                                                                          Companies Act 1985
                        United Kingdom                                                                   (English Law)
  Gartmore Pension      Gartmore House        One Nationwide Plaza        Stock           England &      The company is the
  Trustees Limited      8 Fenchurch Place     Columbus, Ohio 43216                          Wales        trustee of the Gartmore
                        London                                                                           Pension Scheme.
                        EC3M4PH
                        United Kingdom
  Gartmore Riverview    97 East River Road    Gartmore House        Limited Liability      Delaware      The company provides
  LLC                   Rumson, NJ 07760      8 Fenchurch Place          Company                         customized solutions,
                                              London                                                     in the form of expert
                                              EC3M4PH                                                    advise and investment
                                              United Kingdom                                             management services, to
                                                                                                         a limited number of
                                                                                                         institutional
                                                                                                         investors, through
                                                                                                         construction of hedge
                                                                                                         fund and alternative
                                                                                                         asset portfolios and
                                                                                                         their integration into
                                                                                                         the entire asset
                                                                                                         allocation framework.
  Gartmore S.A.         1200 RIVER ROAD       1201 River Roads       Business Trust        Delaware      The trust acts as a
  Capital Trust         CONSHOHOCKEN, PA      Conshohocken, PA                                           registered investment
                        19428                 19428                                                      advisor.
  Gartmore Secretaries  PO Box 278            Gartmore House              Stock            Jersey,       The company acts as a
  (Jersey) Ltd          45 la Motte Street    8 Fenchurch Place                            Channel       nominee. The company is
                        St Helier             London                                       Islands       dormant.
                        Jersey                EC3M4PH
                        Channel Islands       United Kingdom
                        JE4 8TF
  Gartmore Securities   Gartmore House        One Nationwide Plaza        Stock           England &      The company is engaged
  Limited               8 Fenchurch Place     Columbus, Ohio 43216                          Wales        in investment holding
                        London                                                                           and is a partner in
                        EC3M4PH                                                                          Gartmore Global
                        United Kingdom                                                                   Partners.
  Gartmore Trust        5665 SW Meadows Rd    5665 SW Meadows Rd          Stock             Oregon       The corporation is an
  Company               Suite 400             Suite 400                                                  Oregon state bank with
                        Lake Oswego, OR       Lake Oswego, OR                                            trust power.
                        97035                 97035
  Gartmore U.S.                               One Nationwide Plaza        Stock           England &      The company is a joint
  Limited                                     Columbus, Ohio 43216                          Wales        partner in Gartmore
                                                                                                         Global Partners.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Gates, McDonald &                           3456 Mill Run Dr            Stock              Ohio        The company provides
  Company                                     Hilliard, OH 43026                                         services to employers
                                                                                                         for managing worker's
                                                                                                         compensation matters
                                                                                                         and employee benefits
                                                                                                         costs.
  Gates, McDonald &                           3456 Mill Run Dr            Stock             Nevada       The corporation
  Company of Nevada                           Hilliard, OH 43026                                         provides self-insurance
                                                                                                         administration, claims
                                                                                                         examining and data
                                                                                                         processing services.
  Gates, McDonald &                           3456 Mill Run Dr            Stock            New York      The corporation
  Company of New York,                        Hilliard, OH 43026                                         provides worker's
  Inc                                                                                                    compensation/self-insured
                                                                                                         claims administration
                                                                                                         services to employers
                                                                                                         with exposure in New
                                                                                                         York.
  GatesMcDonald Health                        3456 Mill Run Dr            Stock              Ohio        The corporation
  Plus, Inc.                                  Hilliard, OH 43026                                         provides medical
                                                                                                         management and cost
                                                                                                         containment services to
                                                                                                         employers.
  GGI MGT LLC NEW       1200 RIVER ROAD       919 North Market St   Limited Liability      Delaware      The company is a
  COMPANY 19 SEP 02     CONSHOHOCKEN,         Suite 600                  Company                         passive investment
                        PA 19428              Wilmington, DE 19801                                       holder in Newhouse
                                                                                                         Special Situations Fund
                                                                                                         I, LLC for the purpose
                                                                                                         of allocation of
                                                                                                         earnings to Gartmore
                                                                                                         management team as it
                                                                                                         relates to the
                                                                                                         ownership and
                                                                                                         management of Newhouse
                                                                                                         Special Situations Fund
                                                                                                         I, LLC.
  Institutional                                                           Stock            New York      This company holds
  Concepts, Inc.                                                                                         insurance licenses in
  (Provident --                                                                                          numerous states.
  acquired 1 Oct 02)
  Insurance                                   6461 Busch Blvd,            Stock              Ohio        The corporation is an
  Intermediaries, Inc                         Ste 100                                                    insurance agency and
                                              Columbus, Oh 43229                                         provides commercial
                                                                                                         property and casualty
                                                                                                         brokerage services.
  Landmark Financial                          Two Nationwide Plaza        Stock            New York      The corporation is an
  Services of New                             Columbus, Oh 43216                                         insurance agency
  York, Inc.                                                                                             marketing life
                                                                                                         insurance and annuity
                                                                                                         products through
                                                                                                         financial institutions.
  Lone Star General     11603 West Coker      11603 West Coker            Stock             Texas        The corporation acts as
  Agency, Inc           Loop #100             Loop #100                                                  general agent to market
                        San Antonio, TX       San Antonio, TX                                            non-standard automobile
                        78216                 78216                                                      and motorcycle
                                                                                                         insurance for Colonial
                                                                                                         County Mutual Insurance
                                                                                                         Company.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Market Street Fund    1000 Chesterbrook                                 Stock            Delaware      This is an open-end
  (Provident -- acquired Blvd                                                                            diversified management
  1 Oct 02)             Berwyn, PA 19312                                                                 company that serves as
                                                                                                         an investment medium
                                                                                                         for the variable life
                                                                                                         policies and variable
                                                                                                         annuity of NLICA and
                                                                                                         NLAICA.
  Market Street         1000 Chesterbrook                                 Stock          Pennsylvania    This is an inactive
  Investment            Blvd                                                                             company.
  Management Company    Berwyn, PA 19312
  (Provident -- acquired
  1 Oct 02)
  MedProSolutions, Inc  3456 Mill Run Dr      3456 Mill Run Dr            Stock         Massachusetts    The corporation
                        Hilliard, OH 43026    Hilliard, OH 43026                                         provides third-party
                                                                                                         administration services
                                                                                                         for workers
                                                                                                         compensation,
                                                                                                         automobile injury and
                                                                                                         disability claims.
  National Casualty     16 North Carroll      8877 North Gainey           Stock           Wisconsin      The corporation
  Company               Street,               Center Dr.                                                 underwrites various
                        Ste 209               Scottsdale, Arizona                                        property and casualty
                        Madison, Wisconsin    85258                                                      coverage, as well as
                        53703                                                                            individual and group
                                                                                                         accident and health
                                                                                                         insurance.
  National Casualty                                                       Stock            England       This company is
  Company of America,                                                                                    currently inactive.
  Ltd
  National Deferred                           1550 Old Henderson          Stock              Ohio        The corporation
  Compensation Inc.                           Rd                                                         administers deferred
                                              Columbus, Oh 43220                                         compensation plans for
                                                                                                         public employees.
  Nationwide Advantage  4546 Corporate Drive  4546 Corporate Drive        stock              Iowa        The company is engaged
  Mortgage Company      Suite 100             Suite 100                                                  in making residential
  (name change)         West Des Moines, IA   West Des Moines, IA                                        (1-4 family) mortgage
                        50266-5911            50266-5911                                                 loans.
  Nationwide Affinity   One Nationwide Plaza  Corporate Woods,            Stock             Kansas       It is a shell insurer
  Insurance Company of  Columbus, Ohio 43215  Bldg. 9                                                    with no active policies
  America                                     Suite 450                                                  of liabilities.
                                              9200 Indian Creek
                                              Pky
                                              Overland Park , KS
                                              66210
  Nationwide                                  Three Nationwide      Limited Liability        Ohio        The company invests in
  Affordable Housing,                         Plaza                      Company                         affordable multi-family
  LLC                                         Columbus, Ohio 43216                                       housing projects
                                                                                                         throughout the U.S.
  Nationwide Agency,    5525 Parkcenter       5525 Parkcenter             Stock              Ohio        The corporation is an
  Inc.                  Circle                Circle                                                     insurance agency.
                        Dublin, Ohio 43017    Dublin, Ohio 43017
  Nationwide            1964 Bell Avenue      1964 Bell Avenue            Stock              Iowa        The corporation
  Agribusiness          Des Moines, IA 50315  Des Moines, IA 50315                                       provides property and
  Insurance Company                                                                                      casualty insurance
                                                                                                         primarily to
                                                                                                         agricultural business.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Nationwide Arena,                           One Nationwide Plaza  Limited Liability        Ohio        The purpose of this
  LLC                                         Columbus, Ohio 43216       Company                         company is to develop
                                                                                                         Nationwide Arena and to
                                                                                                         engage in related Arena
                                                                                                         district development
                                                                                                         activity.
  Nationwide Asset                            1 Minster Court             Stock           England &      This company acts as a
  Management Holdings,                        Mincing Lane 1                                Wales        holding company.
  Ltd.                                        London EC3R 7AA
                                              England
  Nationwide Assurance  16 North Carroll      One Nationwide Plaza        Stock           Wisconsin      The corporation under-
  Company               Street, Ste 209       Columbus, Ohio 43215                                       writes non-standard
                        Madison, Wisconsin                                                               auto and motorcycle
                        53703                                                                            insurance.
  Nationwide Capital    One Nationwide Plaza  One Nationwide Plaza  Limited Liability        Ohio        This is a holding
  Mortgage, LLC (new    Columbus, Ohio 43215  Columbus, Ohio 43215       Company                         company that funds/owns
  company -- formed 14                                                                                   commercial mortgage
  Feb 02)                                                                                                loans for an interim
                                                                                                         basis, hedges the loans
                                                                                                         during the ownership
                                                                                                         period, and then sells
                                                                                                         the loans as part of a
                                                                                                         securitization to
                                                                                                         generate a profit.
  Nationwide Cash       One Nationwide Plaza  One Nationwide Plaza        Stock              Ohio        The corporation buys
  Management Company    Columbus, Ohio 43215  Columbus, Ohio 43215                                       and sells investment
                                                                                                         securities of a
                                                                                                         short-term nature as
                                                                                                         agent for other
                                                                                                         corporations,
                                                                                                         foundations, and
                                                                                                         insurance company
                                                                                                         separate accounts.
  Nationwide Community                        One Nationwide Plaza  Limited Liability        Ohio        The company hold
  Development                                 Columbus, Ohio 43215       Company                         investments in
  Corporation, LLC                                                                                       low-income housing
                                                                                                         funds.
  Nationwide                                  One Nationwide Plaza        Stock              Ohio        The corporation acts
  Corporation                                 Columbus, Ohio 43215                                       primarily as a holding
                                                                                                         company for entities
                                                                                                         affiliated with NMIC
                                                                                                         and NMFIC.
  Nationwide Financial                        One Nationwide Plaza        Stock              Ohio        The corporation acts as
  Assignment Company                          Columbus, Ohio 43215                                       an administrator of
                                                                                                         structured settlements.
  Nationwide Financial                        One Nationwide Plaza        Stock            Delaware      The corporation engages
  Institution                                 Columbus, Ohio 43215                                       in the business of an
  Distributors Agency,                                                                                   insurance agency.
  Inc.
  Nationwide Financial                        One Nationwide Plaza        Stock           New Mexico     The corporation engages
  Institution                                 Columbus, Ohio 43215                                       in the business of an
  Distributors Agency,                                                                                   insurance agency.
  Inc. of New Mexico
  Nationwide Financial                        One Nationwide Plaza        Stock         Massachusetts    The corporation engages
  Institution                                 Columbus, Ohio 43215                                       in the business of an
  Distributors                                                                                           insurance agency.
  Insurance Agency,
  Inc of Massachusetts


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Nationwide Financial                        One Nationwide Plaza        Stock            Bermuda       The corporation is a
  Services (Bermuda)                          Columbus, Ohio 43215                                       long-term insurer that
  Ltd.                                                                                                   issues variable annuity
                                                                                                         and variable life
                                                                                                         products to persons
                                                                                                         outside the United
                                                                                                         States and Bermuda.
  Nationwide Financial                        One Nationwide Plaza      Statutory          Delaware      The Trust's sole
  Services Capital                            Columbus, Ohio 43215   Business Trust                      purpose is to issue and
  Trusts                                                                                                 sell certain securities
                                                                                                         representing individual
                                                                                                         beneficial interests in
                                                                                                         the assets of the
                                                                                                         Trust.
  Nationwide Financial                        One Nationwide Plaza      Statutory          Delaware      The Trust's sole
  Services Capital                            Columbus, Ohio 43215   Business Trust                      purpose is to issue and
  Trusts II                                                                                              sell certain securities
                                                                                                         representing individual
                                                                                                         beneficial interests in
                                                                                                         the assets of the
                                                                                                         Trust.
  Nationwide Financial                        One Nationwide Plaza        Stock            Delaware      The corporation acts
  Services, Inc.                              Columbus, Ohio 43215                                       primarily as a holding
                                                                                                         company within the
                                                                                                         Nationwide organization
                                                                                                         that offer or
                                                                                                         distribute long-term
                                                                                                         savings and retirement
                                                                                                         products.
  Nationwide Financial                        One Nationwide Plaza  Limited Liability       Poland       The corporation
  Sp. Zo.o                                    Columbus, Ohio 43215       Company                         provides services to
                                                                                                         Nationwide Global
                                                                                                         Holdings, Inc. in
                                                                                                         Poland.
  Nationwide                                  One Nationwide Plaza   not-for-profit          Ohio        The corporation
  Foundation                                  Columbus, Ohio 43215                                       contributes to
                                                                                                         non-profit activities
                                                                                                         and projects.
  Nationwide General    One Nationwide Plaza  One Nationwide Plaza        Stock              Ohio        The Corporation
  Insurance Company     Columbus, Ohio 43215  Columbus, Ohio 43215                                       transacts a general
                                                                                                         insurance business,
                                                                                                         except life insurance.
  Nationwide Global                           One Nationwide Plaza    single member          Ohio        The company acts as a
  Finance, LLC                                Columbus, Ohio 43215  limited liability                    support company for
                                                                         company                         Nationwide Global
                                                                                                         Holdings, Inc., in its
                                                                                                         international
                                                                                                         capitalization efforts.
  Nationwide Global                           One Nationwide Plaza   exempt limited       Luxembourg     This company is formed
  Funds                                       Columbus, Ohio 43215  liability company                    to issue shares of
                                                                                                         mutual funds.
  Nationwide Global                           One Nationwide Plaza        Stock              Ohio        The corporation is a
  Holdings, Inc.                              Columbus, Ohio 43215                                       holding company for
                                                                                                         international
                                                                                                         operations.
  Nationwide Global                           One Nationwide Plaza      Branch of         Luxembourg     It serves as an
  Holdings, Inc.                              Columbus, Ohio 43215  Nationwide Global                    extension of Nationwide
  Luxembourg Branch                                                   Holdings, Inc                      Global Holdings, Inc.
  Nationwide Global                           One Nationwide Plaza        Stock             Brazil       The company acts as a
  Holdings-NGH Brazil                         Columbus, Ohio 43215                                       Holding Company.
  Participacoes LTDA


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Nationwide Global                           One Nationwide Plaza        Stock            Delaware      The company acts as a
  Japan, Inc                                  Columbus, Ohio 43215                                       Holding Company.
  Nationwide Global                           One Nationwide Plaza        Stock           Hong Kong      The corporation is a
  Limited                                     Columbus, Ohio 43215                                       holding company for
                                                                                                         Asian operations.
  Nationwide Health     5525 Parkcenter       5525 Parkcenter             Stock              Ohio        The corporation
  Plans, Inc            Circle                Circle                                                     operates as a Health
                        Dublin, Ohio 43017    Dublin, Ohio 43017                                         Insurance Corporation
                                                                                                         (HIC).
  Nationwide Holdings,                                                    Stock             Brazil       The purpose of this
  SA                                                                                                     company is to
                                                                                                         participate in other
                                                                                                         companies related to
                                                                                                         registrant's
                                                                                                         international
                                                                                                         operations.
  Nationwide Home                             710 Fifth Avenue            Stock              Ohio        This corporation
  Mortgage                                    Des Moines, Iowa                                           performs the marketing
  Distributors, Inc.                          50391                                                      function for Nationwide
                                                                                                         Home Mortgage Company.
  Nationwide Indemnity  One Nationwide Plaza  One Nationwide Plaza        Stock              Ohio        Acts as a reinsurer by
  Company               Columbus, Ohio 43215  Columbus, Ohio 43215                                       assuming business from
                                                                                                         NMIC and other insurers
                                                                                                         within the Nationwide
                                                                                                         Insurance Organization.
  Nationwide Insurance  16 North Carroll      701 Fifth Avenue            Stock           Wisconsin      The corporation is an
  Company of America    Street, Ste 209       Des Moines, Iowa                                           independent agency
                        Madison, Wisconsin    50391                                                      person lines
                        53703                                                                            underwriter of
                                                                                                         property/casualty
                                                                                                         Insurance.
  Nationwide Insurance  One Nationwide Plaza  One Nationwide Plaza        Stock              Ohio        The corporation tracks
  Company of Florida    Columbus, Ohio 43215  Columbus, Ohio 43215                                       general business except
                                                                                                         life insurance.
  Nationwide Insurance                        One Nationwide Plaza  Limited Liability        Ohio        The company provides
  Sales Company, LLC                          Columbus, Ohio 43215       Company                         administrative services
  (Named changed                                                                                         for the product sales
  effective 3 Jun 02)                                                                                    and distribution
                                                                                                         channels of Nationwide
                                                                                                         Mutual Insurance
                                                                                                         Company and its
                                                                                                         affiliates and
                                                                                                         subsidiary insurance
                                                                                                         companies.
  Nationwide                                  One Nationwide Plaza        Stock           California     The corporation is a
  International                               Columbus, Ohio 43215                                       special risks, excess
  Underwriters, Inc.                                                                                     and surplus lines
                                                                                                         underwriting manager.
  Nationwide            Two Nationwide Plaza  One Nationwide Plaza        Stock            Oklahoma      It is a limited broker-
  Investment Services   Columbus, Ohio 43215  Columbus, Ohio 43215                                       dealer doing business
  Corporation                                                                                            in the deferred
                                                                                                         compensation market and
                                                                                                         acts as an investment
                                                                                                         advisor.
  Nationwide Life and   One Nationwide Plaza  One Nationwide Plaza        Stock              Ohio        The corporation engages
  Annuity Insurance     Columbus, Ohio 43215  Columbus, Ohio 43215                                       is underwriting life
  Company                                                                                                insurance and granting
                                                                                                         purchasing, and
                                                                                                         disposing of annuities.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Nationwide Life and   300 Continental       1200 Chesterbrook           Stock            Delaware      The company insures
  Annuity Company of    Drive                 Blvd                                                       against personal
  America               Newark, DE            Berwyn, PA 19312                                           injury, disablement, or
  (Provident --         19713-4399                                                                       death resulting from
  acquired 1 Oct 02)                                                                                     traveling or general
                                                                                                         accidents, and against
                                                                                                         disablement resulting
                                                                                                         from sickness and every
                                                                                                         insurance appertaining
                                                                                                         thereto.
  Nationwide Life                             One Nationwide Plaza  Limited Liability      Thailand      The corporation
  Assurance Company,                          Columbus, Ohio 43215       Company                         provides individual
  Ltd.                                                                                                   life insurance, group
                                                                                                         life and health
                                                                                                         insurance, fixed and
                                                                                                         variable annuity
                                                                                                         products, and other
                                                                                                         life insurance
                                                                                                         products.
  Nationwide Life       1000 Chesterbrook     1000 Chesterbrook           Stock          Pennsylvania    The company insures
  Insurance Company of  Blvd                  Blvd                                                       against personal
  America               Berwyn, PA 19312      Berwyn, PA 19312                                           injury, disablement, or
  (Provident --                                                                                          death resulting from
  acquired 1 Oct 02)                                                                                     traveling or general
                                                                                                         accidents, and against
                                                                                                         disablement resulting
                                                                                                         from sickness amd every
                                                                                                         insurance appertaining
                                                                                                         thereto.
  Nationwide Life       300 Continental       1200 Chesterbrook           Stock            Delaware      The company insures
  Insurance Company of  Drive                 Blvd                                                       against personal
  Delaware              Newark, DE            Berwyn, PA 19312                                           injury, disablement, or
  (Provident --         19713-4399                                                                       death resulting from
  acquired 1 Oct 02)                                                                                     traveling or general
                                                                                                         accidents, and against
                                                                                                         disablement resulting
                                                                                                         from sickness amd every
                                                                                                         insurance appertaining
                                                                                                         thereto.
  Nationwide Life       One Nationwide Plaza  One Nationwide Plaza        Stock              Ohio        This corporation
  Insurance Company     Columbus, Ohio 43215  Columbus, Ohio 43215                                       provides individual
                                                                                                         life, group and health
                                                                                                         insurance, fixed and
                                                                                                         variable annuity
                                                                                                         products, and other
                                                                                                         life insurance
                                                                                                         products.
  Nationwide Lloyds     1333 Corporate Drive  1333 Corporate Drive   This is a Texas        Texas        The corporation markets
                        Irving, Texas 75038   Irving, Texas 75038    Lloyds company                      commercial property
                                                                                                         insurance in Texas.
  Nationwide            5525 Parkcenter       5525 Parkcenter             Stock              Ohio        The corporation offers
  Management System,    Circle                Circle                                                     a preferred provider
  Inc.                  Dublin, Ohio 43017    Dublin, Ohio 43017                                         organization and other
                                                                                                         related products and
                                                                                                         services.
  NATIONWIDE MARTIMA                                                      Stock             Brazil       To operate as a
  VIDA PREVIDENCIA                                                                                       licensed insurance
  S.A.                                                                                                   company in the
                                                                                                         categories of Life and
                                                                                                         Unrestricted Private
                                                                                                         Pension Plans in
                                                                                                         Brazil.
  Nationwide Mortgage                         One Nationwide Plaza        Stock              Ohio        The corporation acts as
  Holdings, Inc.                              Columbus, Ohio 43215                                       a holding company.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Nationwide Mutual     One Nationwide Plaza  One Nationwide Plaza  Mutual Insurance         Ohio        The company engages in
  Fire Insurance        Columbus, Ohio 43215  Columbus, Ohio 43215       Company                         a general insurance and
  Company                                                                                                reinsurance business,
                                                                                                         except life insurance.
  Nationwide Mutual                           Three Nationwide          open-end             Ohio        The corporation
  Funds                                       Plaza                    investment                        operates as a business
                                              Columbus, Ohio 43215       company                         trust for the purposes
                                                                                                         of issuing investment
                                                                                                         shares to the public
                                                                                                         and to segregate asset
                                                                                                         accounts of life
                                                                                                         insurance companies.
  Nationwide Mutual     One Nationwide Plaza  One Nationwide Plaza  Mutual Insurance         Ohio        The company engages in
  Insurance Company     Columbus, Ohio 43215  Columbus, Ohio 43215       Company                         general insurance and
                                                                                                         reinsurance business,
                                                                                                         except life insurance.
  Nationwide                                  One Nationwide Plaza  Limited Liability        Ohio        The company is engaged
  Properties, Ltd.                            Columbus, Ohio 43215       Company                         in the business of
                                                                                                         developing, owning and
                                                                                                         operating real estate
                                                                                                         and real estate
                                                                                                         investments.
  Nationwide Property   One Nationwide Plaza  One Nationwide Plaza        Stock              Ohio        The corporation engages
  and Casualty          Columbus, Ohio        Columbus, Ohio 43215                                       in a general insurance
  Insurance Company     433215                                                                           business, except life
                                                                                                         insurance.
  Nationwide Provident  103 Springer Bldg     NAME CHANGE PENDING         Stock            Delaware      This is an inactive
  Distributors,Inc      3411 Silversid Road                                                              company.
  (fka Providentmutual  Wilmington, DE 19850
  Distributors,
  Inc. -- acquired 1
  Oct 02)
  Nationwide Provident  1000 Chesterbrook     NAME CHANGE PENDING         Stock          Pennsylvania    This is a holding
  Holding Company (fka  Blvd                                                                             company.
  -Providentmutual      Berwyn, PA 19312
  Holding Company
  Provident -- acquire
  1 Oct 02)
  Nationwide                                  Two Nationwide Plaza        Stock              Ohio        The corporation is an
  Retirement Plan                             Columbus, Ohio 43215                                       insurance agency
  Services, Inc.                                                                                         providing individual
                                                                                                         and group life,
                                                                                                         disability and health
                                                                                                         insurance and marketing
                                                                                                         retirement plan
                                                                                                         administration and
                                                                                                         investments.
  Nationwide                                  Two Nationwide Plaza        Stock            Delaware      The corporation markets
  Retirement Services,                        Columbus, Ohio 43215                                       and administers
  Inc.                                                                                                   deferred compensation
                                                                                                         plans for public
                                                                                                         employees.
  Nationwide                                  Two Nationwide Plaza        Stock            Alabama       The corporation
  Retirement Solutions                        Columbus, Ohio 43215                                       provides retirement
  Inc. Of Alabama                                                                                        products,
                                                                                                         marketing/education and
                                                                                                         administration to
                                                                                                         public employees and
                                                                                                         educators.
  Nationwide                                  Two Nationwide Plaza        Stock         Massachusetts    The corporation markets
  Retirement Solutions                        Columbus, Ohio 43215                                       and administers
  Insurance Agency,                                                                                      deferred compensation
  Inc.                                                                                                   plans for public
                                                                                                         employees.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Nationwide                                  Two Nationwide Plaza        Stock            Wyoming       The corporation markets
  Retirement                                  Columbus, Ohio 43215                                       and administers
  Solutions, Inc., of                                                                                    deferred compensation
  Wyoming                                                                                                plans for public
                                                                                                         employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock            Arizona       The corporation markets
  RETIREMENT                                  Columbus, Ohio 43215                                       and administers
  SOLUTIONS, INC. OF                                                                                     deferred compensation
  ARIZONA                                                                                                plans for public
                                                                                                         employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock            Arkansas      The corporation markets
  RETIREMENT                                  Columbus, Ohio 43215                                       and administers
  SOLUTIONS, INC. OF                                                                                     deferred compensation
  ARKANSAS                                                                                               plans for public
                                                                                                         employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock            Montana       The corporation markets
  RETIREMENT                                  Columbus, Ohio 43215                                       and administers
  SOLUTIONS, INC. OF                                                                                     deferred compensation
  MONTANA                                                                                                plans for public
                                                                                                         employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock             Nevada       The corporation markets
  RETIREMENT                                  Columbus, Ohio 43215                                       and administers
  SOLUTIONS, INC. OF                                                                                     deferred compensation
  NEVADA                                                                                                 plans for public
                                                                                                         employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock           New Mexico     The corporation markets
  RETIREMENT                                  Columbus, Ohio 43215                                       and administers
  SOLUTIONS, INC. OF                                                                                     deferred compensation
  NEW MEXICO                                                                                             plans for public
                                                                                                         employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock              Ohio        The corporation
  RETIREMENT                                  Columbus, Ohio 43215                                       provides retirement
  SOLUTIONS, INC. OF                                                                                     products,
  OHIO                                                                                                   marketing/education and
                                                                                                         administration to
                                                                                                         public employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock            Oklahoma      The corporation markets
  RETIREMENT                                  Columbus, Ohio 43215                                       and administers
  SOLUTIONS, INC. OF                                                                                     deferred compensation
  OKLAHOMA                                                                                               plans for public
                                                                                                         employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock          South Dakota    The corporation markets
  RETIREMENT                                  Columbus, Ohio 43215                                       and administers
  SOLUTIONS, INC. OF                                                                                     deferred compensation
  SOUTH DAKOTA                                                                                           plans for public
                                                                                                         employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock             Texas        The corporation markets
  RETIREMENT                                  Columbus, Ohio 43215                                       and administers
  SOLUTIONS, INC. OF                                                                                     deferred compensation
  TEXAS                                                                                                  plans for public
                                                                                                         employees.
  Nationwide            Three Nationwide      5475 Rings Road             Stock              Ohio        The corporation is a
  Securities, Inc.      Plaza                 Atrium II, Suite 410                                       broker-dealer and
                        Columbus, Ohio 43215  Dublin, Ohio 43017                                         provides investment
                                                                                                         management and
                                                                                                         administrative
                                                                                                         services.
  Nationwide Services                         One Nationwide Plaza    single member          Ohio        The company performs
  Company LLC                                 Columbus, Ohio 43215  Limited Liability                    shared services
                                                                         Company                         functions for the
                                                                                                         Nationwide
                                                                                                         organization.
  Nationwide Services                         One Nationwide Plaza  Limited Liability       Poland       The corporation
  Sp. Zo.o                                    Columbus, Ohio 43217       Company                         provides services to
                                                                                                         Nationwide Global
                                                                                                         Holdings, Inc. Poland.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Nationwide Strategic  One Nationwide Plaza  One Nationwide Plaza  Limited Liability        Ohio        The company acts as a
  Investment Fund, LLC  Columbus, Ohio 43215  Columbus, Ohio 43215       Company                         private equity fund
  (new company 20 May                                                                                    investing in companies
  02)                                                                                                    for investment purposes
                                                                                                         and to create strategic
                                                                                                         opportunities for
                                                                                                         Nationwide.
  Nationwide                                  One Nationwide Plaza        Stock             Poland       The corporation is
  Towarzystwo                                 Columbus, Ohio 43215                                       authorized to engage in
  Ubezpieczen na Zycie                                                                                   the business of life
  S.A.                                                                                                   insurance and pension
                                                                                                         products in Poland.
  Nationwide Trust                            Three Nationwide           Federal                         This is a federal
  Company, FSB                                Plaza                   Incorporation                      savings bank chartered
                                              Columbus, Ohio 43215                                       by the Office of Thrift
                                                                                                         Supervision in the
                                                                                                         United States
                                                                                                         Department of the
                                                                                                         Treasury to exercise
                                                                                                         custody and fiduciary
                                                                                                         powers.
  Nationwide UK Asset   Gartmore House        One Nationwide Plaza        Stock           England &      The company acts as a
  Management Holdings,  8 Fenchurch Place     Columbus, Ohio 43215                          Wales        holding company.
  Ltd.                  London
                        EC3M4PH
                        United Kingdom
  Nationwide UK         Gartmore House        One Nationwide Plaza        Stock           England &      The company acts as a
  Holding Company, Ltd  8 Fenchurch Place     Columbus, Ohio 43215                          Wales        holding company.
                        London
                        EC3M4PH
                        United Kingdom
  Nevada Independent    1701 West Charleston  1701 West Charleston        Stock             Nevada       The corporation
  Companies --          Suite 210             Suite 210                                                  provides worker's
  Construction          Las Vegas, NV 89102   Las Vegas, NV 89102                                        compensation
                                                                                                         administrative services
                                                                                                         to Nevada employees in
                                                                                                         the construction
                                                                                                         industry.
  Nevada Independent    1701 West Charleston  1701 West Charleston        Stock             Nevada       The corporation
  Companies Health and  Suite 210             Suite 210                                                  provides worker's
  Profit                Las Vegas, NV 89102   Las Vegas, NV 89102                                        compensation and
                                                                                                         administrative services
                                                                                                         to Nevada employees in
                                                                                                         the health and
                                                                                                         nonprofit Industries.
  Nevada Independent    1701 West Charleston  1701 West Charleston        Stock             Nevada       The corporation
  Companies             Suite 210             Suite 210                                                  provides worker's
  Hospitality and       Las Vegas, NV 89102   Las Vegas, NV 89102                                        compensation
  Entertainment                                                                                          administrative services
                                                                                                         to Nevada employees in
                                                                                                         the hospitality and
                                                                                                         entertainment
                                                                                                         industries.
  Nevada Independent    1701 West Charleston  1701 West Charleston        Stock             Nevada       The corporation
  Companies             Suite 210             Suite 210                                                  provides worker's
  Manufacturing,        Las Vegas, NV 89102   Las Vegas, NV 89102                                        compensation
  Transportation and                                                                                     administrative services
  Distribution                                                                                           to Nevada employees in
                                                                                                         the manufacturing,
                                                                                                         transportation and
                                                                                                         distribution
                                                                                                         industries.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Newhouse Capital                                                  Limited Liability      Delaware      The company invests in
  Partners, LLC                                                          Company                         financial services
                                                                                                         companies that
                                                                                                         specialize in
                                                                                                         e-commerce and promote
                                                                                                         distribution of
                                                                                                         financial services.
  NEWHOUSE SPECIAL                                                  Limited Liability      Delaware      The company plans to
  SITUATIONS FUND I,                                                     Company                         own and manage
  LLC                                                                                                    Contributed Securities
                                                                                                         and to achieve long
                                                                                                         -term capital
                                                                                                         appreciation from the
                                                                                                         Contributed Securities
                                                                                                         and through investments
                                                                                                         in a portfolio of other
                                                                                                         equity investments in
                                                                                                         financial service and
                                                                                                         related companies that
                                                                                                         are considered by the
                                                                                                         Company to be
                                                                                                         undervalued.
  NFS Distributors,                           One Nationwide Plaza        Stock            Delaware      The corporation acts
  Inc.                                        Columbus, Ohio 43215                                       primarily as a holding
                                                                                                         company for Nationwide
                                                                                                         Financial Services,
                                                                                                         Inc. distribution
                                                                                                         companies.
  NFSB Investments      REGISTERED            BUSINESS                    Stock            Bermuda       The corporation buys
  Ltd. New company Jul  Cedar House           Victoria Hall                                              and sells investment
  2002                  41 Cedar Ave          11 Victoria Street                                         securities for its own
                        Hamilton HM           Hamilton HM 11                                             account in order to
                                                                                                         enhance the investment
                                                                                                         returns of its
                                                                                                         affiliates.
  NGH Luxembourg, S, A                        3 rue Nicolas Welter        Stock           Luxembourg     The company acts
                                              L 2740 Luxembourg                                          primarily as a holding
                                              Grand Duchy of                                             company for Nationwide
                                              Luxembourg                                                 Global Holdings, Inc.
                                                                                                         European operations.
  NGH Netherlands, B.V                        One Nationwide Plaza        Stock          Netherlands     The company acts as a
                                              Columbus, Ohio 43215                                       holding company for
                                                                                                         other Nationwide
                                                                                                         overseas companies.
  NGH UK, Ltd.          Gartmore House        One Nationwide Plaza        Stock         United Kingdom   The company functions
                        8 Fenchurch Place     Columbus, Ohio 43215                                       as a support company
                        London                                                                           for other Nationwide
                        EC3M4PH                                                                          overseas companies.
                        United Kingdom
  NorthPointe Capital,  101 West Big Beaver   101 West Big Beaver   Limited Liability      Delaware      The company acts as a
  LLC                   Rd, Suite 1125        Rd,                        Company                         registered investment
                        Troy, MI 48084        Suite 1125                                                 advisor.
                                              Troy, MI 48084
  PanEuroLife                                 291 route d'Arlon           Stock           Luxembourg     This Luxembourg-based
                                              BP 2408                                                    life insurance company
                                              L 1024 Luxembourg                                          provides individual
                                                                                                         life insurance
                                                                                                         primarily in the United
                                                                                                         Kingdom, Belgium and
                                                                                                         France.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Pension Associates,                         44 East Mifflin             Stock           Wisconsin      The corporation
  Inc.                                        Street                                                     provides pension plan
                                              Madison, WI 53703                                          administration and
                                                                                                         record keeping services
                                                                                                         and pension plan
                                                                                                         compensation
                                                                                                         consulting.
  PNAM, INC.            103 Springer Bldg                                 Stock            Delaware      This is a holding
  (Provident -- Acquire 3411 Silverside Road                                                             company.
  1 Oct 02)             Wilmington, DE 19850
  Premier Agency, Inc.  5 Sierra Gate Plaza   701 Fifth Avenue            Stock              Iowa        This corporation is an
                        2d Floor              Des Moines, Iowa                                           insurance agency.
                        Roseville, CA 95678   50391
  PROVESTCO, INC.       103 Springer Bldg                                 Stock            Delaware      This is a real estate
  (Provident -- acquired 3411 Silversid Road                                                             holding company that
  1 Oct 02)             Wilmington, DE 19850                                                             serves as a general
                                                                                                         partnership in joint
                                                                                                         venture investments of
                                                                                                         NLICA.
  RCMD Financial        103 Springer Bldg                                 Stock            Delaware      This is a holding
  Services, Inc.        3411 Silversid Road                                                              company.
  (Provident -- acquired Wilmington, DE 19850
  1 Oct 02)
  Retention             One Nationwide Plaza  One Nationwide Plaza       Bermuda           Bermuda       The company will write
  Alternatives, Ltd.    Columbus, Ohio 43215  Columbus, Ohio 43215    single member                      first dollar insurance
  New Company (Jun 02)                                              limited liability                    policies in the
                                                                         company                         following lines of
                                                                                                         insurance: workers
                                                                                                         compensation, general
                                                                                                         liability and
                                                                                                         automobile liability
                                                                                                         for its affiliates in
                                                                                                         the United States.
  RF Advisors, Inc.     PO Box 12610                                      Stock          Pennsylvania    This is an inactive
  (Provident -- acquired Wilmington, DE 19850                                                            company.
  1 Oct 02)
  Riverview Agency                            98 San Jacinto Blvd         Stock             Texas        The corporation is an
                                              Suite 1100                                                 insurance agency
                                              Austin, Texas 78701                                        licensed with the Texas
                                                                                                         Department of
                                                                                                         Insurance.
  Riverview             97 East River Road    97 East River Road          Stock            Delaware      This company acts as a
  International Group,  Rumson, NJ 07760      Rumson, Jew Jersey                                         broker/dealer.
  Inc. (acquired on 27                        07760
  June 02 GGAMT)
  SBSC (Thailand)                                                   Limited Liability      Thailand      This company acts as a
  Limited                                                                Company                         holding company.
  Scottsdale Indemnity  One Nationwide Plaza  8877 North Gainey           Stock              Ohio        The corporation engages
  Company               Columbus, Ohio 43215  Center Drive                                               in a general insurance
                                              Scottsdale, AZ 85258                                       business, except life
                                                                                                         insurance.
  Scottsdale Insurance  One Nationwide Plaza  8877 North Gainey           Stock              Ohio        The corporation
  Company               Columbus, Ohio 43215  Center Drive                                               primarily provides
                                              Scottsdale, AZ 85258                                       excess and surplus
                                                                                                         lines of property and
                                                                                                         casualty insurance.
  Scottsdale Surplus    8877 North Gainey     8877 North Gainey           Stock            Arizona       The corporation
  Lines Insurance       Center Drive          Center Drive                                               provides excess and
  Company               Scottsdale, AZ 85258  Scottsdale, AZ 85258                                       surplus lines coverage
                                                                                                         on a non-admitted
                                                                                                         basis.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Siam Ar-Na-Khet                             One Nationwide Plaza  Limited Liability      Thailand      The company is a
  Company Limited                             Columbus, Ohio 43215       Company                         holding company.
  Software Development  PO Box 15851                                      Stock            Delaware      This is an inactive
  Corporation           Wilmington, DE 19810                                                             company.
  (Provident --
  acquired 1 Oct 02)
  TBG Insurance         2029 Century Park     2029 Century Park           Stock           California     The corporation markets
  Services Corporation  East                  East                                                       and administers
                        Suite 3720            Suite 3720                                                 executive benefit
                        Los Angeles, CA       Los Angeles, CA                                            plans.
                        90067                 90067
  Vertboise, SA                               One Nationwide Plaza   Public Limited       Luxembourg     The company acts as a
                                              Columbus, Ohio 43215  Liability Company                    real property holding
                                                                                                         company.
  Veterinary Pet        4176 La Palma Ave,    4176 La Palma Ave,          Stock           California     This company provides
  Insurance Company     Suite 100             Suite 100                                                  pet insurance.
                        Anaheim, CA 92807     Anaheim, CA 92807
  Veterinary Pet        4176 La Palma Ave,    4176 La Palma Ave,          Stock           California     This corporation acts
  Services, Inc.        Suite 100             Suite 100 Anaheim,                                         as a holding company.
                        Anaheim, CA 92807     CA 92807
  Villanova             1200 RIVER ROAD       1200 River Road       Limited Liability      Delaware      The purpose of the
  Securities, LLC       CONSHOHOCKEN,         Conshohocken, PA           Company                         company is to provide
                        PA 19428              19428                                                      brokerage services for
                                                                                                         block mutual fund
                                                                                                         trading for both
                                                                                                         affiliated and
                                                                                                         non-affiliated
                                                                                                         Investment advisors and
                                                                                                         perform block mutual
                                                                                                         fund trading directly
                                                                                                         with fund companies.
  Washington Square     300 Continental                                   Stock          Pennsylvania    This company provided
  Administrative        Drive                                                                            administrative services
  Services, Inc.        Newark, DE                                                                       to NLACA.
  (Provident --         19713-4399
  acquired 1 Oct 02)
  Western Heritage      6263 North            6263 North                  Stock            Arizona       The corporation
  Insurance Company     Scottsdale Road       Scottsdale Road                                            underwrites excess and
                        Suite 240             Suite 240                                                  surplus lines of
                        Scottsdale, AZ 85250  Scottsdale, AZ 85250                                       property and casualty
                                                                                                         insurance.

                                                                     (left side)

____________________________________________________________________________________________________________________________________
                    |                                      |
      ------------------------------           -------------------------       ---------------------------
      |    NATIONWIDE AFFINITY     |           |        ALLIED         |       |                         |
      |     INSURANCE COMPANY      |           |      GROUP, INC.      |       |                         |
      |        OF AMERICA          |           |         (AGI)         |       |     NATIONWIDE LLOYDS   |
      |                            |           |                       |       |                         |
      |Common Stock: 500,000       |   |_______|Common Stock: 850      |___|   |      A TEXAS LLOYDS     |
      |------------  Shares        |   |       |------------  Shares   |   |   |                         |________________________
      |                            |   |       |                       |   |   |                         |________________________
      |              Cost          |   |       |              Cost     |   |   |                         |
      |Casualty-     ----          |   |       |Casualty-     ----     |   |   |                         |
      |100%          $23,843,431   |   |       |100%     $1,245,344,591|   |   |                         |
      ------------------------------   |       -------------------------   |   ---------------------------
                                       |                                   |
      ------------------------------   |       -------------------------   |   ---------------------------
      |   NATIONWIDE INSURANCE     |   |       |    ALLIED DOCUMENT    |   |   |       DEPOSITORS        |
      |     COMPANY OF AMERICA     |   |       |    SOLUTIONS, INC.    |   |   |    INSURANCE COMPANY    |
      |                            |   |       |                       |   |   |      (DEPOSITORS)       |
      |Common Stock: 12,000        |   |       |Common Stock: 10,000   |   |   |Common Stock: 300,000    |
      |------------  Shares        |___|       |------------  Shares   |___|___|------------  Shares     |
      |                            |   |       |                       |   |   |                         |
      |              Cost          |   |       |              Cost     |   |   |              Cost       |
      |              ----          |   |       |              ----     |   |   |              ----       |
      |AGI-100%      $215,273,000  |   |       |AGI-100%     $610,000  |   |   |AGI-100%      $22,251,842|
      ------------------------------   |       -------------------------   |   ---------------------------
                                       |                                   |
      ------------------------------   |       -------------------------   |   ---------------------------
      |         AID FINANCE        |   |       |        PREMIER        |   |   |      ALLIED PROPERTY    |
      |        SERVICES, INC.      |   |       |        AGENCY,        |   |   |        AND CASUALTY     |
      |        (AID FINANCE)       |   |       |          INC.         |   |   |     INSURANCE COMPANY   |
      |                            |   |       |                       |   |   |                         |
      |Common Stock: 10,000        |   |       |Common Stock: 100,000  |   |   |Common Stock: 300,000    |
      |------------  Shares        |___|       |------------  Shares   |___|___|------------  Shares     |
      |                            |   |       |                       |   |   |                         |
      |              Cost          |   |       |              Cost     |   |   |              Cost       |
      |              ----          |   |       |              ----     |   |   |              ----       |
      |AGI-100%      $19,545,634   |   |       |AGI-100%     $100,000  |   |   |AGI-100%      $47,018,643|
      ------------------------------   |       -------------------------   |   ---------------------------
                    |                  |                                   |
      ------------------------------   |       -------------------------   |   ---------------------------
      |           ALLIED           |   |       |          AMCO         |   |   |         WESTERN         |
      |      GROUP INSURANCE       |   |       |   INSURANCE COMPANY   |   |   |    HERITAGE INSURANCE   |
      |     MARKETING COMPANY      |   |       |         (AMCO)        |   |   |         COMPANY         |
      |                            |   |       |                       |   |   |                         |
      |Common Stock: 20,000        |   |   ____|Common Stock: 300,000  |   |   |Common Stock: 4,776,076  |
      |------------  Shares        |   |   |   |------------  Shares   |___|   |------------  Shares     |________________________
      |                            |   |   |   |                       |       |                         |           |
      |              Cost          |   |   |   |              Cost     |       |              Cost       |           |
      |Aid           ----          |   |   |   |              ----     |       |              ----       |           |
      |Finance-100%  $16,059,469   |   |   |   |AGI-100%   $147,425,540|       |SIC-100%      $57,000,000|           |
      ------------------------------   |   |   -------------------------       ---------------------------           |
                                       |   |                                                                         |
      ------------------------------   |   |   -------------------------       ---------------------------           |
      |    NATIONWIDE MORTGAGE     |   |   |   |         ALLIED        |       |      VETERINARY PET     |           |
      |       HOLDINGS INC.        |   |   |   |    GENERAL AGENCY     |       |      SERVICES, INC.     |           |
      |           (NMHI)           |   |   |   |        COMPANY        |       |          (VPSI)         |           |
      |                            |   |   |   |                       |       |                         |           |
|____ |                            |___|   |___|Common Stock: 5,000    |       |Common Stock: 1,695,985  |           |
|     |                            |       |   |------------  Shares   |       |------------  Shares     |________________________
|     |                            |       |   |                       |       |                         |
|     |                            |       |   |              Cost     |       |              Cost       |
|     |                            |       |   |              ----     |       |              ----       |
|     |AGI-100%                    |       |   |AMCO-100%     $135,342 |       |SIC-5.1%      $60,701    |
|     ------------------------------       |   -------------------------   |___|                         |
|                                          |                               |   |Preferred-A   403,226    |
|     ------------------------------       |   -------------------------   |   |-----------   Shares     |
|     |      NATIONWIDE HOME       |       |   |      ALLIED TEXAS     |   |   |              Cost       |
|     |    MORTGAGE DISTRIBUTORS   |       |   |      AGENCY, INC.     |   |   |              ----       |
|     |            INC.            |       |   |                       |   |   |SIC-100%      $1,121,613 |
|     |                            |       |   |                       |   |   |                         |
|____ |                            |       |___|                       |   |   |Preferred-B   250,596    |
|     |                            |       |   |                       |   |   |-----------   Shares     |
|     |                            |       |   |                       |   |   |                         |
|     |                            |       |   |                       |   |   |              Cost       |
|     |                            |       |   |                       |   |   |              ----       |
|     |NMHI-100%                   |       |   |AMCO-100%              |   |   |SIC-96.5%     $672,968   |
|     ------------------------------       |   -------------------------   |   ---------------------------
|                                          |                               |
|     ------------------------------       |   -------------------------   |   ---------------------------
|     |         NATIONWIDE         |       |   |   CALFARM INSURANCE   |   |   |      VETERINARY PET     |
|     |     ADVANTAGE MORTGAGE     |       |   |        AGENCY         |   |   |       INSURANCE CO.     |
|     |       COMPANY (NAMC)       |       |   |                       |   |   |                         |
|     |                            |       |   |                       |   |   |                         |
|_____|Common Stock: 54,348        |       |___|Common Stock: 1,000    |   |___|                         |
      |------------  Shares        |           |------------  Shares   |   |   |                         |
      |                            |           |                       |   |   |                         |
      |NMHI-89.75%                 |           |AMCO-100%              |   |   |VPSI-100%                |
      ------------------------------           -------------------------   |   ---------------------------
                    |                                      |               |
      ------------------------------           -------------------------   |   ---------------------------
      |            AGMC            |           |    CAL-AG INSURANCE   |   |   |      DVM INSURANCE      |
      |      REINSURANCE, LTD.     |           |      SERVICES, INC.   |   |___|       AGENCY, INC.      |
      |                            |           |                       |   |   |                         |
      |Common Stock: 11,000        |           |Common Stock: 100      |   |   |VPSI-100%                |
      |------------  Shares        |           |------------  Shares   |   |   ---------------------------
      |                            |           |                       |   |
      |              Cost          |           |                       |   |   ---------------------------
      |              ----          |           |CalFarm Insurance      |   |   |    VPI SERVICES INC.    |
      |NAMC-100%     $11,000       |           |Agency-100%            |   |___|                         |
      ------------------------------           -------------------------       |VPSI-100%                |
                                                                               ---------------------------

                                                                        (middle)


                                                           NATIONWIDE(R)

   -----------------------------------                                    -----------------------------------
   |        NATIONWIDE MUTUAL        |____________________________________|         NATIONWIDE MUTUAL       |
   |        INSURANCE COMPANY        |____________________________________|      FIRE INSURANCE COMPANY     |
   |           (CASUALTY)            |                                    |              (FIRE)             |
   -----------------------------------                                    -----------------------------------
   | ||             |                                                                      |
___| ||             _____________________________________________________________          _____________________
     ||                                                                         |
     ||                                      ___________________________________________________________________
     ||                                      |                                  |
     || ------------------------------       |   ---------------------------    |    ---------------------------
     || |      FARMLAND MUTUAL       |       |   |    NATIONWIDE GENERAL    |   |    |       SCOTTSDALE        |
     || |     INSURANCE COMPANY      |       |   |    INSURANCE COMPANY     |   |    |    INDEMNITY COMPANY    |
_____|| |Guaranty Fund               |       |   |                          |   |    |                         |
_____||=|-------------               |___    |___|Common Stock: 20,000      |   |____|Common Stock: 50,000     |
        |Certificate                 |   |   |   |------------  Shares      |   |    |------------  Shares     |
        |-----------                 |   |   |   |                          |   |    |                         |
        |              Cost          |   |   |   |              Cost        |   |    |              Cost       |
        |              ----          |   |   |   |Casualty-     ----        |   |    |Casualty-     ----       |
        |Casualty      $500,000      |   |   |   |100%         $5,944,422   |   |    |100%         $8,800,000  |
        ------------------------------   |   |   ----------------------------   |    ---------------------------
                                         |   |
        ------------------------------   |   |   ----------------------------   |    ---------------------------
        |         F & B, INC.        |   |   |   |    NATIONWIDE PROPERTY   |   |    |       NATIONWIDE        |
        |                            |   |   |   |      AND CASUALTY        |   |    |    INDEMNITY COMPANY    |
        |                            |   |   |   |    INSURANCE COMPANY     |   |    |     (NW INDEMNITY)      |
        |Common Stock: 1 Share       |   |   |   |                          |   |    |                         |
        |------------                |___|   |___|Common Stock: 60,000      |   |____|Common Stock: 28,000     |
        |                            |   |   |   |------------  Shares      |   |    |------------  Shares     |
        |                            |   |   |   |                          |   |    |                         |
        |              Cost          |   |   |   |              Cost        |   |    |              Cost       |
        |Farmland      ----          |   |   |   |Casualty-     ----        |   |    |Casualty-     ----       |
        |Mutual-100%   $1,010        |   |   |   |100%         $6,000,000   |   |    |100%         $594,529,000|
        ------------------------------   |   |   ----------------------------   |    ---------------------------
                                         |   |                                  |
        ------------------------------   |   |   ----------------------------   |    ---------------------------
        |    COOPERATIVE SERVICE     |   |   |   |   NATIONWIDE ASSURANCE   |   |    |        LONE STAR        |
        |          COMPANY           |   |   |   |         COMPANY          |   |    |   GENERAL AGENCY, INC.  |
        |                            |   |   |   |                          |   |    |                         |
        |Common Stock: 600 Shares    |___|   |___|Common Stock: 1,750       |   |____|Common Stock: 1,000      |
        |------------                |       |   |------------  Shares      |   |    |------------  Shares     |
        |                            |       |   |                          |   |    |                         |
        |              Cost          |       |   |              Cost        |   |    |              Cost       |
        |Farmland      ----          |       |   |Casualty-     ----        |   |    |Casualty-     ----       |
        |Mutual-100%   $5,336,063    |       |   |100%        $41,750,000   |   |    |100%          $5,000,000 |
        ------------------------------       |   ----------------------------   |    ---------------------------
                                             |                                  |                ||
        ------------------------------       |   ----------------------------   |    ---------------------------
        |         SCOTTSDALE         |       |   | NATIONWIDE AGRIBUSINESS  |   |    |     COLONIAL COUNTY     |
        |     INSURANCE COMPANY      |       |   |    INSURANCE COMPANY     |   |    |    MUTUAL INSURANCE     |
        |            (SIC)           |       |   |                          |   |    |        COMPANY          |
        |                            |_______|___|Common Stock:  1,000,000  |   |    |                         |
        |Common Stock: 30,136        |       |   |------------   Shares     |   |    |Surplus Debentures:      |
        |------------  Shares        |       |   |                          |   |    |------------------       |
________|                            |       |   |               Cost       |   |    |                         |
        |                            |       |   |               ----       |   |    |                         |
        |                            |       |   |Casualty-99.9% $26,714,335|   |    |              Cost       |
        |              Cost          |       |   |Other Capital:            |   |    |              ----       |
        |Casualty-     ----          |           |-------------             |   |    |Colonial      $500,000   |
        |100%          $150,000,500  |       |   |Casualty-Ptd.  $713,576   |   |    |Lone Star      150,000   |
        ------------------------------       |   ----------------------------   |    ---------------------------
                                             |                                  |
        ------------------------------       |   ----------------------------   |    ---------------------------
        |         SCOTTSDALE         |       |   |    NATIONAL CASUALTY     |   |    |   NATIONWIDE SERVICES   |
        |       SURPLUS LINES        |       |   |         COMPANY          |   |    |      COMPANY, LLC       |
        |     INSURANCE COMPANY      |       |   |          (NC)            |   |    |                         |
        |                            |       |   |                          |   |    |                         |
________|Common Stock: 10,000        |       |___|Common Stock: 100 Shares  |   |----|Single Member Limited    |
        |------------  Shares        |       |   |------------              |   |    |Liability Company        |
        |                            |       |   |                          |   |    |                         |
        |              Cost          |       |   |              Cost        |   |    |                         |
        |              ----          |       |   |Casualty-     ----        |   |    |                         |
        |SIC-100%      $6,000,000    |       |   |100%          $67,442,439 |   |    |Casualty-100%            |
        ------------------------------       |   ----------------------------   |    ---------------------------
                                             |                |                 |
        ------------------------------       |   ----------------------------   |    ---------------------------
        |            RP&C            |       |   |    NCC OF AMERICA, LTD.  |   |    |     AMERICAN MARINE     |
        |       INTERNATIONAL        |       |   |        (INACTIVE)        |   |    |    UNDERWRITERS, INC.   |
        |                            |       |   |                          |   |    |                         |
        |Common Stock: 963           |_______|   |                          |   |____|Common Stock: 20 Shares  |
        |------------  Shares        |       |   |                          |   |    |------------             |
        |                            |       |   |                          |   |    |                         |
        |              Cost          |       |   |NC-100%                   |   |    |              Cost       |
        |Casualty-     ----          |       |   |                          |   |    |Casualty-     ----       |
        |23.88%        $2,400,740    |       |   |                          |   |    |100%         $5,020      |
        ------------------------------       |   ----------------------------   |    ---------------------------
                                             |                                  |
        ------------------------------       |   ----------------------------   |    ---------------------------
        |     NATIONWIDE CAPITAL     |       |   |     NEWHOUSE CAPITAL     |   |    |   NATIONWIDE INSURANCE  |
        |       MORTGAGE, LLC        |       |   |       PARTNERS, LLC      |   |    |    COMPANY OF FLORIDA   |
        |                            |       |   |                          |   |    |                         |
        |                            |-------|   |                          |---|____|Common Stock: 10,000     |
        |Mutual-5%                   |           |Casualty-70%              |        |------------  Shares     |
        |                            |           |                          |        |                         |
        |NW Indemnity-95%            |           |GGAMI-19%                 |        |              Cost       |
        |                            |           |                          |        |Casualty-     ----       |
        |                            |           |Fire-10%                  |        |100%         $300,000,000|
        ------------------------------           ----------------------------        ---------------------------

                                                                    (right side)

                                                                                                      ----------------
                                                                                                      |  NATIONWIDE  |
                                                                                                      |  FOUNDATION  |
                                                                                                      |              |
                                                                                                      |  MEMBERSHIP  |
                                                                                                      |  NONPROFIT   |
                                                                                                      | CORPORATION  |
                                                                                                      ----------------

_________________________________________________________________________________________________________
                                                                 |                                      |
____________________________________________________________     |                                      |
     |                                       |             |     |                                      |
     |  ------------------------------       |   ------------------------------------      ---------------------------
     |  |      NATIONWIDE CASH       |       |   |           NATIONWIDE             |      |        RETENTION        |
     |  |     MANAGEMENT COMPANY     |       |   |           CORPORATION            |      |    ALTERNATIVES, LTD.   |
     |  |                            |       |   |                                  |      |                         |
     |__|Common Stock: 100 Shares    |       |   |Common Stock:       Control       |      |                         |
     |  |------------                |       |   |------------        -------       |      |                         |
     |  |                            |       |   |13,642,432          100%          |      |                         |
     |  |                            |       |   |                                  |      |                         |
     |  |                            |       |   |                                  |      |                         |
     |  |                            |       |   |         Shares     Cost          |      |                         |
     |  |              Cost          |       |   |         ------     ----          |      |                         |
     |  |              ----          |       |   |Casualty 12,992,922 $1,344,787,854|      |                         |
     |  |Casualty-     $11,226       |       |   |Fire        649,510    118,038,022|      |Fire-100%                |
     |  |100%                        |       |   |         (See Page 2)             |      |                         |
     |  ------------------------------       |   ------------------------------------      ---------------------------
     |  ------------------------------       |   ------------------------------------
     |  |                            |       |   |        ALLNATIONS, INC.          |
     |  |        NATIONWIDE          |       |   |                                  |
     |  |         ARENA LLC          |       |   |Common Stock:     12,227 Shares   |
     |--|                            |       |   |------------                      |
     |  |                            |       |   |                  Cost            |
     |  |                            |       |   |                  ----            |
     |  |                            |       |___|Casualty-16.1%    $93,555         |
     |  |                            |       |   |Fire-16.1%        $93,697         |
     |  |                            |       |   |                                  |
     |  |                            |       |   |Preferred Stock   1,466 Shares    |
     |  |Casualty-90%                |       |   |---------------                   |
     |  |                            |       |   |                  Cost            |
     |  |                            |       |   |                  ----            |
     |  |                            |       |   |Casualty-6.8%     $100,000        |
     |  |                            |       |   |Fire-6.8%         $100,000        |
     |  ------------------------------       |   ------------------------------------
     |  ------------------------------       |   ------------------------------------
     |  |    NATIONWIDE INSURANCE    |       |   |    NATIONWIDE INTERNATIONAL      |
     |  |      SALES COMPANY, LLC    |       |   |          UNDERWRITERS            |
     |  |           (NISC)           |       |   |                                  |
     |  |                            |       |   |                                  |
     |--|                            |___|   |___|Common Stock:     1,000           |
     |  |   Single Member Limited    |   |   |   |------------      Shares          |
     |  |      Liability Company     |   |   |   |                                  |
     |  |                            |   |   |   |                  Cost            |
     |  |                            |   |   |   |                  ----            |
     |  |Casualty-100%               |   |   |   |Casualty-100%     $10,000         |
     |  ------------------------------   |   |   ------------------------------------
     |                |                  |   |
     |  ------------------------------   |   |   ------------------------------------
     |  |        INSURANCE           |   |   |   |         CALFARM INSURANCE        |
     |  |   INTERMEDIARIES, INC.     |   |   |   |             COMPANY              |
     |  |                            |   |   |   |                                  |
     |  |                            |   |   |   |                                  |
     |  |Common Stock:   1,615       |   |   |___|Common Stock:    52,000           |
     |  |------------    Shares      |   |   |   |------------     Shares           |
     |  |                            |   |   |   |                                  |
     |  |                Cost        |   |   |   |                 Cost             |
     |  |                ----        |   |   |   |                 ----             |
     |  |NISC-100%       $1,615,000  |   |   |   |Casualty-100%    $106,164,995     |
     |  ------------------------------   |   |   ------------------------------------
     |  ------------------------------   |   |   ------------------------------------
     |  |   DISCOVER INSURANCE       |   |   |   |        NATIONWIDE REALTY         |
     |  |      AGENCY, LLC           |   |   |   |         INVESTORS, LTD           |
     |  |                            |   |   |   |                                  |
     |  |   Single Member Limited    |   |   |   | Casualty-95%                     |
     |  |    Liability Company       |---|   |___|                                  |
     |  |                            |       |   |                                  |
     |  | NISC-100%                  |       |   | NW Indemnity-5%                  |
     |  ------------------------------       |   ------------------------------------
     |  ------------------------------       |   ------------------------------------
     |  |     DISCOVER INSURANCE     |       |   |       NATIONWIDE STRATEGIC       |
     |  |        AGENCY OF           |       |   |       INVESTMENT FUND, LLC       |
     |__|       TEXAS, LLC           |       |   |                                  |
     |__|                            |       |---|                                  |
        |   Single Member Limited    |           |      Single Member Limited       |
        |     Liability Company      |           |        Liability Company         |
        |                            |           |                                  |
        |                            |           | Casualty-100%                    |
        ------------------------------           ------------------------------------

                                        Subsidiary Companies      -- Solid Line
                                        Contractual Association   -- Double Line
                                        Limited Liability Company -- Dotted Line

                                        October 1, 2002

                                 NATIONWIDE(R)

                                                                     (left side)

                                                                      --------------------
                                                                      |NATIONWIDE MUTUAL |__________________________________________
                                                                      |INSURANCE COMPANY |__________________________________________
                                                                      |   (CASUALTY)     |
                                                                      --------------------













_____________________________________________________________                                          _________________________
|                  |                                        |                                          |
|                  |                                        |                                          |
|  ---------------------------------        ---------------------------------         ---------------------------------
|  | NATIONWIDE TOWARZYSTWO        |        |  NATIONWIDE GLOBAL HOLDINGS,  |         |      NATIONWIDE GLOBAL        |
|  | UBEZPIECZEN NA ZYCIE SA       |        |     INC.-LUXEMBOURG BRANCH    |         |     HOLDINGS, INC. (NGH)      |
|  |                               |        |             (BRANCH)          |         |                               |
|  |Common Stock: 1,952,000 Shares |        |                               |_________|Common Stock:       1 Share    |
|  |------------                   |        |                               |    |    |------------                   |
|  |                               |        |                               |    |    |                   Cost        |
|  |NGH-100%                       |        |                               |    |    |                   ----        |
|  ---------------------------------        | Endowment Capital-$1,000,000  |    |    |NW Corp.-100%      $794,465,454|
|                  |                        ---------------------------------    |    ---------------------------------
|                  |                                        |                    |
|  ---------------------------------        ---------------------------------    |    ---------------------------------
|  |      NATIONWIDE               |        |     NGH LUXEMBOURG S.A.       |    |    |    NATIONWIDE GLOBAL LIMITED  |
|  |   FINANCIAL SP. Z O.O.        |        |          (LUX SA)             |    |    |                               |
|  |                               |        |Common Stock:      5,894 Shares|    |    |Common Stock: 20,343,752 Shares|
|  |Common Stock: 40,950 Shares    |    ____|------------                   |    |____|------------                   |
|  |------------                   |   |    |                   Cost        |    |    |                   Shares      |
|  |                               |   |    |                   -----       |    |    |                   ------      |
|  |NGH-100%                       |   |    |BRANCH-99.98%      115,470,723 |    |    |NGH                20,343,751  |
|  ---------------------------------   |    |                   EURO        |    |    |LUX SA             1           |
|                                      |    ---------------------------------    |    ---------------------------------
|                                      |                                         |
|  ---------------------------------   |    ---------------------------------    |    ---------------------------------
|  |      SIAM AR-NA-KHET          |   |    |         NGH UK, LTD.          |    |    |             NGH               |
|  |     COMPANY LTD. (SIAM)       |   |    |                               |    |    |       NETHERLANDS B.V.        |
|--|                               |   |    |                               |    |    |                               |
|  |                               |   |____|                               |    |____|Common Stock:         40 Shares|
|  |                               |   |    |                               |    |    |------------                   |
|  |NGH-48.99%                     |   |    |                               |    |    |                    Cost       |
|  ---------------------------------   |    |                               |    |    |                    -----      |
|                  |                   |    |LUX SA-100%                    |    |    |NGH-100%            NLG 52,500 |
|                  |                   |    ---------------------------------    |    ---------------------------------
|  ---------------------------------   |                                         |
|  |  NATIONWIDE LIFE ASSURANCE    |   |    ---------------------------------    |
|  |        COMPANY, LTD.          |   |    |   NATIONWIDE GLOBAL HOLDINGS  |    |    ---------------------------------
|  |                               |   |    |   -NGH BRASIL PARTICIPACOES,  |    |    |      NATIONWIDE GLOBAL        |
|  |                               |   |    |       LTDA (NGH BRASIL)       |    |    |         JAPAN, INC.           |
|  |NGH-24.3%                      |   |____|                               |    |____|                               |
|  |SIAM-37.7%                     |   |    |        Shares      Cost       |    |    |Common Stock:        100 Shares|
|  ---------------------------------   |    |        ------      ----       |    |    |------------                   |
|                                      |    |LUX SA 6,164,899    R6,164,889 |    |    |                     Cost      |
|                                      |    |NGH    1            R1         |    |    |                     -----     |
|  ---------------------------------   |    ---------------------------------    |    |NGH-100%             $100      |
|  |     SBSC LTD (THAILAND)       |   |                    |                    |    ---------------------------------
|  |Common Stock:           24,500 |   |    ---------------------------------    |
|  |------------                   |   |    |  NATIONWIDE HOLDING SA (NHSA) |    |    ---------------------------------
|  |Shares                         |   |    |                               |    |    |            NATIONWIDE         |
|--|                               |   |    |                               |    |    |       SERVICES SP. Z O.O.     |
   |NGH-.01%                       |   |    |        Shares      Cost       |    |    |                               |
   |                               |   |    |        ------      ----       |    |    |Common Stock:         80 Shares|
   |SIAM-48.98%                    |   |    |NGH                            |    |____|------------                   |
   ---------------------------------   |    | BRASIL 42,900,999  R42,900,999|    |    |                      Cost     |
                                       |    |LUX SA  1           R1         |    |    |                      ----     |
                                       |    ---------------------------------    |    |NGH-100%              4,000 PLN|
   ---------------------------------   |                    |                    |    ---------------------------------
   |     PANEUROLIFE (PEL)         |   |    ---------------------------------    |    ---------------------------------
   |                               |   |    |   DINAMICA PARTICIPACOES SA   |    |    |        NATIONWIDE GLOBAL      |
   |Common Stock:  1,300,000 Shares|   |    |           (DPSA)              |    |    |          FINANCE, LLC         |
   |                               |___|    |                               |    |    |                               |
   |               Cost            |        |        Shares      Cost       |    |----|     Single Member Limited     |
   |               ----            |        |        ------      ----       |         |        Liability Company      |
   |LUX SA-100%    3,817,832,685   |        |NHSA    132,522,386 R14,723,256|         |                               |
   |LUF                            |        |NGH                            |         |                               |
   ---------------------------------        | BRASIL 1            R1, 472   |         |NGH-100%                       |
                 |                          ---------------------------------         ---------------------------------
                 |                                          |
   ---------------------------------        ---------------------------------
   |      VERTBOIS, SA             |        |  NATIONWIDE MARITIMA VIDA e   |
   |                               |        |       PREVIDENCIA SA          |
   |                               |        |                               |
   |                               |        |Common Stock:      134,822,225 |
   |                               |        |                   Shares      |
   |                               |        |                               |
   |                               |        |                    Cost       |
   | PEL-99.99%                    |        |                    ----       |
   | LUX SA-.01%                   |        |DPSA-86.4%          R14,128,512|
   ---------------------------------        ---------------------------------

                                                                        (center)

                                                                      -------------------------
______________________________________________________________________|NATIONWIDE MUTUAL      |
______________________________________________________________________|FIRE INSURANCE COMPANY |
                   |                                                  |      (FIRE)           |
                   |                                                  -------------------------
-----------------------------------------
|NATIONWIDE CORPORATION (NW CORP)       |
|                                       |
|     COMMON STOCK:  CONTROL:           |
|     -------------  --------           |
|     13,642,432     100%               |
|          SHARES         COST          |
|          ------         ----          |
|CASUALTY  12,992,922     $1,344,787,854|
|FIRE         649,510        118,038,022|
|----------------------------------------
                 |
                 |
_________________|_______________________________________________________________________________________________
                 |                                       |                                      |
---------------------------------       ---------------------------------       ---------------------------------
|           NATIONWIDE          |       |       NATIONWIDE FINANCIAL    |       |      GARTMORE GLOBAL ASSET    |
|        SECURITIES, INC.       |       |       SERVICES, INC. (NFS)    |       |         MANAGEMENT TRUST      |
|                               |       |                               |       |             (GGAMT)           |
|Common Stock:      7,676 Shares|       |Common Stock:      Control     |       |                               |
|------------                   |       |------------       -------     |       |                               |
|                    Cost       |       |Class A            Public-100% |       |                               |
|                    ----       |       |Class B            NW Corp-100%|       |Corp-100%                      |
|Corp-100%           $5,996,261 |       |          (See Page 3)         |       |           (See Page 4)        |
---------------------------------       ---------------------------------       ---------------------------------

                                                                    (right side)

____________________________________________________________________________________________________________
                                      |                                                                    |
                                      |                                                                    |
                       ---------------------------------                                  ---------------------------------
                       |       GATES, MCDONALD         |                                  |           NATIONWIDE          |
                       |      & COMPANY (GATES)        |                                  |    HEALTH PLANS, INC. (NHP)   |
                       |                               |                                  |                               |
                       |Common Stock:        254 Shares|                           _______|Common Stock:        100 Shares|
                       |------------                   |                           |      |------------                   |
                       |                    Cost       |                           |      |                    Cost       |
                       |                    ----       |                           |      |                    ----       |
                       |NW Corp.-100%       $25,683,532|                           |      |NW Corp.-100%       $19,103,732|
                       ---------------------------------                           |      ---------------------------------
                                      |                                            |
                                      |                                            |
---------------------------------     |      ---------------------------------     |      ---------------------------------
|    MEDPROSOLUTIONS, INC.      |     |      |      NEVADA INDEPENDENT       |     |      |      NATIONWIDE MANAGEMENT    |
|                               |     |      |   COMPANIES-MANUFACTURING     |     |      |          SYSTEMS, INC.        |
|                               ______|_____ |      TRANSPORTATION AND       |     |______|                               |
|                               |     |      |          DISTRIBUTION         |     |      |Common Stock:        100 Shares|
|                     Cost      |     |      |                               |     |      |------------                   |
|                     ----      |     |      |Common Stock:      1,000 Shares|     |      |                     Cost      |
|Gates-100%           $6,700,000|     |      |Gates-100%                     |     |      |                     ----      |
---------------------------------     |      ---------------------------------     |      |NHP-100%             $25,149   |
                                      |                                            |      ---------------------------------
                                      |                                            |
---------------------------------     |      ---------------------------------     |      ---------------------------------
|        GATES, MCDONALD &      |     |      |      NEVADA INDEPENDENT       |     |      |           NATIONWIDE          |
|    COMPANY OF NEW YORK, INC.  |     |      |     COMPANIES-HEALTH AND      |     |      |           AGENCY, INC.        |
|                               |     |      |           NONPROFIT           |     |      |                               |
|Common Stock:          3 Shares|_____|______|                               |     |______|Common Stock:        100 Shares|
|------------                   |     |      |Common Stock:      1,000 Shares|            |------------                   |
|                     Cost      |     |      |------------                   |            |                     Cost      |
|                     ----      |     |      |                               |            |                     ----      |
|Gates-100%           $106,947  |     |      |Gates-100%                     |            |NHP-99%              $116,077  |
---------------------------------     |      ---------------------------------            ---------------------------------
                                      |
---------------------------------     |      ---------------------------------
|        GATES, MCDONALD &      |     |      |      NEVADA INDEPENDENT       |
|       COMPANY OF NEVADA       |     |      |    COMPANIES-CONSTRUCTION     |
|                               |     |      |                               |
|Common Stock:         40 Shares|_____|______|                               |
|------------                   |     |      |Common Stock:      1,000 Shares|
|                     Cost      |     |      |------------                   |
|                     ----      |     |      |                               |
|Gates-100%           $93,750   |     |      |Gates-100%                     |
---------------------------------     |      ---------------------------------
                                      |
---------------------------------     |      ---------------------------------
|        GATESMCDONALD          |     |      |      NEVADA INDEPENDENT       |
|      HEALTH PLUS, INC.        |     |      |    COMPANIES-HOSPITALITY      |
|                               |     |      |      AND ENTERTAINMENT        |
|Common Stock:        200 Shares|_____|______|                               |
|                               |            |Common Stock:      1,000 Shares|
|                     Cost      |            |------------                   |
|                     ----      |            |                               |
|Gates-100%           $2,000,000|            |Gates-100%                     |
---------------------------------            ---------------------------------


Subsidiary Companies -- Solid Line
Contractual Association -- Double Line
Limited Liability Company -- Dotted Line

October 1, 2002

(left side)

                                 NATIONWIDE(R)

                          ---------------------                                 --------------------------
                          | NATIONWIDE MUTUAL |_________________________________|    NATIONWIDE MUTUAL   |
                          | INSURANCE COMPANY |_________________________________| FIRE INSURANCE COMPANY |
                          |    (CASUALTY)     |                  |              |          (FIRE)        |
                          ---------------------                  |              --------------------------
                                                                 |
                                           ---------------------------------------------
                                           |      NATIONWIDE CORPORATION (NW CORP)     |
                                           |          COMMON STOCK:    CONTROL:        |
                                           |          ------------     -------         |
                                           |            13,642,432       100%          |
                                           |             SHARES         COST           |
                                           |             ------         ----           |
                                           | CASUALTY    12,992,922     $1,344,787,854 |
                                           | FIRE           649,510        118,038,022 |
                                           ---------------------------------------------
                                                                 |
                                                                 |
                                                ------------------------------------
                                                |      NATIONWIDE FINANCIAL        |
                                                |      SERVICES, INC. (NFS)        |
                                                | Common Stock        Control      |
                                                | ------------        -------      |
                                                | Class A             Public-100%  |
                                                | Class B             NW Corp-100% |
                                                ------------------------------------
                                                                 |
                                                                 |

____________________________________________________________________________________________________________________________________
            |                              |                          |                        |                         |
------------------------   ------------------------------ ------------------- ----------------------------- ----------------------
| NATIONWIDE FINANCIAL |   | NATIONWIDE LIFE INSURANCE  | |  TBG INSURANCE  | |     NATIONWIDE TRUST      | |  NFS DISTRIBUTORS, |
|   SERVICES CAPITAL   |   |   COMPANY (NW LIFE)        | |    SERVICES     | |       COMPANY, FSB        | |    INC. (NFSDI)    |
|        TRUST         |   |                            | |   CORPORATION   | |                           | |                    |
| Preferred Stock:     | __| Common Stock: 3,814,779    | |                 | | Common Stock: 2,800,000   | |                    |
| ---------------      | | | ------------  Shares       | |                 | | ------------  Shares      | |                    |
|                      | | |                            | |                 | |               Cost        | |                    |
|                      | | |                            | |                 | |               ----        | |                    |
| NFS-100%             | | | NFS-100%                   | | NFS-65%         | | NFS-100%      $3,000,000  | | NFS-100%           |
------------------------ | ------------------------------ ------------------- ----------------------------- ----------------------
                         |                                                                                             |
                         |                                                              ____________________________________________
                         | ------------------------------                               |                              |
                         | |    NATIONWIDE LIFE AND     |                 -------------------------------     ----------------------
                         | | ANNUITY INSURANCE COMPANY  |                 |    NATIONWIDE FINANCIAL     |     | NATIONAL DEFERRED  |
                         |-|                            |                 |  INSTITUTION DISTRIBUTORS   |     | COMPENSATION, INC. |
                         | | Common Stock: 66,000 Shares|                 |    AGENCY, INC. (NFIDAI)    |     |                    |
                         | | ------------               |                 |                             |     |                    |
                         | |               Cost         |                 | Common Stock: 1,000 Shares  |     |                    |
                         | |               ----         |                 | ------------                |     |                    |
                         | | NW Life-100%  $183,070,003 |                 |                             |     |                    |
                         | ------------------------------                 | NFSDI-100%                  |     | NFSDI-100%         |
                         |                                                ------------------------------      ----------------------
                         |                                                                   |||                               ||
                         | ------------------------------  --------------------------------- ||| ----------------------------- ||
                         | |  NATIONWIDE INVESTMENT     |  |    FINANCIAL HORIZONS         | ||| |                           | ||
                         | |  SERVICES CORPORATION      |  |    DISTRIBUTORS AGENCY        | ||| |                           | ||
                         |-|                            |  |     OF ALABAMA, INC.          | ||| |        FLORIDA            | ||
                         | | Common Stock: 5,000 Shares |  | Common Stock: 10,000 Shares   |-||| |        RECORDS            |-||
                         | | ------------               |  | ------------                  | ||| |    ADMINISTRATOR, INC     |--|
                         | |               Cost         |  |               Cost            | ||| |                           |
                         | |               ----         |  |               ----            | ||| |                           |
                         | | NW Life-100%  $529,728     |  | NFIDAI-100%   $100            | ||| |                           |
                         | ------------------------------  --------------------------------- ||| -----------------------------
                         |                                                                   |||
                         | ------------------------------  --------------------------------- ||| -----------------------------
                         | |      NATIONWIDE FINANCIAL  |  |    LANDMARK FINANCIAL         | ||| |                           |
                         | |       ASSIGNMENT COMPANY   |  |       SERVICES OF             | ||| |                           |
                         |-|                            |  |      NEW YORK, INC.           | ||| |    FINANCIAL HORIZONS     |
                         | | NW LIFE-100%               |  | Common Stock: 10,000 Shares   | |||-|       DISTRIBUTORS        |
                         | ------------------------------  | ------------                  |-|||-|   AGENCY OF OHIO, INC     |
                         |                                 |               Cost            | ||| |                           |
                         | ------------------------------  |               ----            | ||| |                           |
                         | | NATIONWIDE PROPERTIES LTD. |  | NFIDAI-100%   $10,100         | ||| |                           |
                         | |                            |  --------------------------------- ||| -----------------------------
                         | | Units:                     |                                    |||
                         |-| -----                      |  --------------------------------- ||| -----------------------------
                         | | NW LIFE-97.6%              |  |    FINANCIAL HORIZONS         | ||| |                           |
                         | | NW Mutual-2.4%             |  |      SECURITIES CORP.         | ||| |                           |
                         | ------------------------------  |                               | ||| |    FINANCIAL HORIZONS     |
                         |                                 | Common Stock: 10,000 Shares   | |||-|       DISTRIBUTORS        |
                         | ------------------------------  | ------------                  |-|||-|        AGENCY OF          |
                         | |    NATIONWIDE COMMUNITY    |  |               Cost            | ||| |      OKLAHOMA, INC        |
                         | |   DEVELOPMENT CORP., LLC   |  |               ----            | ||| |                           |
                         | |                            |  | NFIDAI-100%   $153,000        | ||| |                           |
                         --| Units:                     |  --------------------------------- ||| -----------------------------
                         | | -----                      |                                    |||
                         | | NW LIFE-67%                |  --------------------------------- ||| -----------------------------
                         | | NW Indemnity-33%           |  |   AFFILIATE AGENCY, INC.      | ||| |                           |
                         | ------------------------------  |                               | ||| |                           |
                         |                                 | Common Stock: 100 Shares      | ||| |    FINANCIAL HORIZONS     |
                         | ------------------------------  | ------------                  |-|||-|       DISTRIBUTORS        |
                         | |     NATIONWIDE AFFORDABLE  |  |               Cost            | |||-|   AGENCY OF TEXAS, INC    |
                         | |         HOUSING, LLC       |  |               ----            | ||| |                           |
                         --|                            |  | NFIDAI-100%   $100            | ||| |                           |
                           | NW LIFE-45%                |  --------------------------------- ||| -----------------------------
                           | NW Indemnity-45%           |                                    |||
                           ------------------------------  --------------------------------- ||| ------------------------------
                                                           |    NATIONWIDE FINANCIAL       | ||| |      AFFILIATE AGENCY      |
                                                           |  INSTITUTION DISTRIBUTORS     | ||| |        OF OHIO, INC.       |
                                                           |INSURANCE AGENCY, INC. OF MASS.| |||-|                            |
                                                           | Common Stock: 100 Shares      |-||__| Common Stock: 750 Shares   |
                                                           | ------------                  | |   | ------------               |
                                                           |                               | |   |                            |
                                                           | NFIDAI-100%                   | |   | NFIDAI-100%                |
                                                           --------------------------------- |   ------------------------------
                                                                                             |
                                                           --------------------------------- |
                                                           |    NATIONWIDE FINANCIAL       | |
                                                           |  INSTITUTION DISTRIBUTORS     | |
                                                           | AGENCY, INC. OF NEW MEXICO    | |
                                                           | Common Stock: 100 Shares      |-|
                                                           | ------------                  |
                                                           |                               |
                                                           | NFIDAI-100%                   |
                                                           ---------------------------------

                                                                    (right side)






























______________________________________________________________________________________________________________________
                     |                                |                             |                                |
      -------------------------------  -----------------------------  -----------------------------  -------------------------------
      |   NATIONWIDE FINANCIAL      |  |  PENSION ASSOCIATES, INC. |  | NATIONWIDE LIFE INSURANCE |  | NATIONWIDE FINANCIAL        |
      | SERVICES CAPITAL TRUST II   |  |                           |  | COMPANY OF AMERICA        |  | SERVICES, (BERMUDA) LTD.    |
      |                             |  | Common Stock: 1,000       |  | (NLICA)                   |  | (NFSB)                      |
      |                             |  | ------------  Shares      |  |                           |  | Common Stock: 250,000 Shares|
      |                             |  |               Cost        |  |                           |  |               Cost          |
      |                             |  |               ----        |  |                           |  |               ----          |
      | NFS-100%                    |  | NFS-100%      $2,839,392  |  | NFS-100%      (See Page 6)|  | NFSB-100%     $113,500,000  |
      -------------------------------  -----------------------------  -----------------------------  -------------------------------
                                                                                                                     |
                                                                                                     -------------------------------
____________________________________________________________________________                         |     NFSB INVESTMENTS LTD.   |
                      |                  |                                 |                         |                             |
                      |   -------------------------------     --------------------------------       | Common Stock: 12,000        |
                      |   | THE 401(K) COMPANIES, INC.  |     | NATIONWIDE RETIREMENT        |       | ------------  Shares        |
                      |   |           (401(K))          |     | SOLUTIONS, INC. (NRS)        |       |               Cost          |
                      |   |                             |     |                              |       |               ----          |
                      |   |                             |     | Common Stock: 236,494 Shares |       | NFSB-100%     $12,000       |
                      |   |                             |     |                              |       -------------------------------
                      |   |                             |     |                              |
                      |   | NFSDI-100%                  |     | NFSDI-100%                   |
                      |   -------------------------------     --------------------------------
                      |                   |                                 |
                      |                   |                                 |
            ----------------------------- |   ----------------------------- | -----------------------------
            |   NATIONWIDE RETIREMENT   | |   |   NATIONWIDE RETIREMENT   | | |   NATIONWIDE RETIREMENT   |
            |    PLAN SERVICES, INC.    | |   |    SOLUTIONS, INC. OF     | | |    SOLUTIONS, INC. OF     |
            |                           | |   |         ALABAMA           | | |        NEW MEXICO         |
            | Common Stock:   Control   | |   | Common Stock: 10,000      |-|-| Common Stock: 1,000 Shares|
            | ------------    -------   | |   | ------------  Shares      | | | ------------              |
            |                           | |   |               Cost        | | |               Cost        |
            | Class A          NFS-100% | |   |               ----        | | |               ----        |
            | Class B        NFSDI-100% | |   | NRS-100%      $1,000      | | | NRS-100%      $1,000      |
            ----------------------------- |   ----------------------------- | -----------------------------
                                          |                                 |
            ----------------------------- |   ----------------------------- | -----------------------------
            |     401(k) INVESTMENT     | |   |   NATIONWIDE RETIREMENT   | | |   NATIONWIDE RETIREMENT   |
            |       SERVICES, INC.      | |   |    SOLUTIONS, INC. OF     | | |    SOLUTIONS, INC. OF     |
            |                           | |   |         ARIZONA           | | |        SO. DAKOTA         |
            | Common Stock: 1,000,000   |-|   | Common Stock: 1,000 Shares|-|-| Common Stock: 1,000 Shares|
            | ------------  Shares      | |   | ------------              | | | ------------              |
            |               Cost        | |   |               Cost        | | |               Cost        |
            |               ----        | |   |               ----        | | |               ----        |
            | 401(k)-100%   $7,800      | |   | NRS-100%      $1,000      | | | NRS-100%      $1,000      |
            ----------------------------- |   ----------------------------- | -----------------------------
                                          |                                 |
            ----------------------------- |   ----------------------------- | -----------------------------
            |     401(k) INVESTMENT     | |   |   NATIONWIDE RETIREMENT   | | |   NATIONWIDE RETIREMENT   |
            |       ADVISORS, INC.      | |   |    SOLUTIONS, INC. OF     | | |    SOLUTIONS, INC. OF     |
            |                           | |   |        ARKANSAS           | | |         WYOMING           |
            | Common Stock: 1,000 Shares|-|   | Common Stock: 50,000      |-|-| Common Stock: 500 Shares  |
            | ------------              | |   | ------------  Shares      | | | ------------              |
            |               Cost        | |   |               Cost        | | |               Cost        |
            |               ----        | |   |               ----        | | |               ----        |
            | 401(k)-100%   $1,000      | |   | NRS-100%      $500        | | | NRS-100%      $500        |
            ----------------------------- |   ----------------------------- | -----------------------------
                                          |                                 |
            ----------------------------- |   ----------------------------- | -----------------------------
            |     THE 401(K) COMPANY    | |   |   NATIONWIDE RETIREMENT   | | |                           |
            |                           | |   |      SOLUTIONS, INS.      | | |                           |
            |                           | |   |        AGENCY, INC.       | | |   NATIONWIDE RETIREMENT   |
            | Common Stock: 855,000     |-|   | Common Stock: 1,000 Shares|-|-|    SOLUTIONS, INC. OF     |
            | ------------  Shares      | |   | ------------              | |-|           OHIO            |
            |               Cost        | |   |               Cost        | | |                           |
            |               ----        | |   |               ----        | | |                           |
            | 401(k)-100%   $1,000      | |   | NRS-100%      $1,000      | | |                           |
            ----------------------------- |   ----------------------------- | -----------------------------
                                          |                                 |
            ----------------------------- |   ----------------------------- | -----------------------------
            |                           | |   |   NATIONWIDE RETIREMENT   | | |                           |
            |                           | |   |    SOLUTIONS, INC. OF     | | |                           |
            |                           | |   |         MONTANA           | | |   NATIONWIDE RETIREMENT   |
            |  RIVERVIEW AGENCY, INC.   |-|   | Common Stock: 500 Shares  |-|-|    SOLUTIONS, INC. OF     |
            |                           |-|   | ------------              | |-|         OKLAHOMA          |
            |                           |     |               Cost        | | |                           |
            |                           |     |               ----        | | |                           |
            |                           |     | NRS-100%      $500        | | |                           |
            -----------------------------     ----------------------------- | -----------------------------
                                                                            |
                                              ----------------------------- | -----------------------------
                                              |   NATIONWIDE RETIREMENT   | | |                           |
                                              |    SOLUTIONS, INC. OF     | | |                           |
                                              |          NEVADA           | | |   NATIONWIDE RETIREMENT   |
                                              | Common Stock: 1,000 Shares|-|-|    SOLUTIONS, INC. OF     |
                                              | ------------              | |-|           TEXAS           |
                                              |               Cost        |   |                           |
                                              |               ----        |   |                           |
                                              | NRS-100%      $1,000      |   |                           |
                                              -----------------------------   -----------------------------


                                       Subsidiary Companies      -- Solid Line
                                       Contractual Association   -- Double Line
                                       Limited Liability Company -- Dotted Line

                                       October 1, 2002

                              NATIONWIDE(R)

 -------------------                                ------------------------
| NATIONWIDE MUTUAL |______________________________|   NATIONWIDE MUTUAL    |
| INSURANCE COMPANY |______________________________| FIRE INSURANCE COMPANY |
|    (CASUALTY)     |               |              |         (FIRE)         |
 -------------------                |               ------------------------
                 ----------------------------------------
                |    NATIONWIDE CORPORATION (NW CORP)    |
                |       Common Stock:   Control:         |
                |       13,642,432       100%            |
                |             Shares      Cost           |
                |  Casualty   12,992,922  $1,344,787,854 |
                |  Fire          649,510     118,038,022 |
                 ----------------------------------------
                                    |
                                    |
                   -------------------------------------
                  |          GARTMORE GLOBAL            |
                  |          ASSET MANAGEMENT           |
                  |           TRUST (GGAMT)             |
                  |                                     |
                  |          Corp.-100%                 |
                   -------------------------------------
                                     |
                ___________________________________________________________________________________________________________________
                |              |                 |               __________________________________________________________________
 ---------------------------   |                 |               |                     |             |
|     AUDENSTAR LIMITED     |  |   ---------------------------   |      --------------------------   |   --------------------------
|           (AL)            |  |  |     NATIONWIDE ASSET      |  |     |    GARTMORE INVESTMENT   |  |  |    GARTMORE FUND         |
|                           |  |  | MANAGEMENT HOLDINGS, LTD. |  |     |       SERVICES LTD.      |  |  |    MANAGERS LTD.         |
|                           |  |  |         (NAMHL)           |  |  ___|          (GISL)          |  |__|       (GFM)              |
|                           |  |  |                           |  |  |  |                          |  |  |                          |
| GGAMT - 100%              |  |  |                           |  |  |  | GIM - 80%                |  |  | GIM - 99.99%             |
 ---------------------------   |  | GGAMT - 100%              |  |  |  | GNL - 20%                |  |  | GNL - .01%               |
                |              |   ---------------------------   |  |   --------------------------   |   --------------------------
 ---------------------------   |                 |               |  |                                |                |
|  RIVERVIEW INTERNATIONAL  |  |   ---------------------------   |  |   --------------------------   |   --------------------------
|        GROUP, INC.        |  |  |    NATIONWIDE UK ASSET    |  |  |  |    GARTMORE INVESTMENT   |  |  |    FENPLACE LIMITED      |
|           (RIG)           |__|  | MANAGEMENT HOLDINGS, LTD. |  |  |  |       SERVICES GMBH      |  |  |                          |
|                           |  |  |         (NUKAMHL)         |  |  |__|                          |  |__|                          |
| GGAMT - 79%               |  |  |                           |  |  |  |                          |  |  |                          |
| AL - 21%                  |  |  |                           |  |  |  |                          |  |  | GFM - 100%               |
 ---------------------------   |  | NAMHL - 100%              |  |  |  | GISL - 100%              |  |  |                          |
                |              |   ---------------------------   |  |   --------------------------   |   --------------------------
                |              |                 |               |  |                                |
 ---------------------------   |   ---------------------------   |  |   --------------------------   |   --------------------------
|  GARTMORE RIVERVIEW, LLC  |  |  |   NATIONWIDE UK HOLDING   |  |  |  |  GARTMORE FUND MANAGERS  |  |  | GARTMORE SECURITIES LTD. |
|                           |  |  |       COMPANY, LTD.       |  |  |  |  INTERNATIONAL LIMITED   |  |  |          (GSL)           |
|                           |  |  |        (NUKHCL)           |  |  |__|         (GFMI)           |  |__|                          |
|                           |  |  |                           |  |     |                          |     |                          |
|                           |  |  |                           |  |     | GISL - 99.99%            |     | GIM - 99.99%             |
| RIG - 70%                 |  |  | NUKAMHL - 96.1%           |  |     | GSL - .01%               |     | GNL - .01%               |
 ---------------------------   |   ------------------------  -   |      --------------------------       --------------------------
                               |                 |               |                     |
 ---------------------------   |   ---------------------------   |      --------------------------
|      GARTMORE ASSET       |  |  |     ASSET MANAGEMENT      |  |     |   GARTMORE SECRETARIES   |
|     MANAGEMENT, INC.      |  |  |       HOLDINGS PLC        |  |     |      (JERSEY) LTD.       |
|                           |__|  |         (AMH)             |  |     |                          |
|                           |     |                           |  |     | GFMI - 94%               |
|                           |     |                           |  |     | GSL - 3%                 |
| GGAMT - 100%              |     | NUKHCL - 100%             |  |     | GIM - 3%                 |
 ---------------------------       ---------------------------   |      --------------------------
                                                 |               |
                                   ---------------------------   |
                                  |    GARTMORE INVESTMENT    |  |
                                  |       MANAGEMENT PLC      |  |
                                  |           (GIM)           |__|
                                  |                           |
                                  | AMH - 99.99%              |
                                  | GNL - .01%                |
                                   ---------------------------


























______________________________________________________________________________________________________________________
__________________________________________________________________                                                   |
|                                |                                |                                                  |
|   --------------------------   |   --------------------------   |   --------------------------       --------------------------
|  | GARTMORE INVESTMENT LTD. |  |  |  DAMIAN SECURITIES LTD.  |  |  |    GARTMORE CAPITAL      |     |    GARTMORE GLOBAL       |
|  |          (GIL)           |  |  |                          |  |  |     MANAGEMENT LTD.      |     |  INVESTMENT, INC. (GGI)  |
|__|                          |  |__|                          |  |__|          (GCM)           |     |                          |
|  |                          |  |  |                          |  |  |                          |     |        See Page 5        |
|  | GIM - 99.9%              |  |  | GIM - 50%                |  |  | GIM - 99.99%             |     |                          |
|  | GNL - .1%                |  |  | GSL - 50%                |  |  | GSL - .01%               |     |                          |
|   --------------------------   |   --------------------------   |   --------------------------       --------------------------
|               |                |                                |
|   --------------------------   |   --------------------------   |   --------------------------
|  |      GARTMORE JAPAN      |  |  |  GARTMORE NOMINEES LTD.  |  |  |    GARTMORE U.S. LTD.    |
|  |         LIMITED          |  |  |          (GNL)           |  |  |         (GUS)            |
|  |                          |  |__|                          |  |__|                          |
|  |                          |  |  |                          |  |  |                          |
|  | GIL - 100%               |  |  | GIM - 99.99%             |  |  |                          |
|  |                          |  |  | GSL - .01%               |  |  | GCM - 100%               |
|   --------------------------   |   --------------------------   |   --------------------------
|                                |                                |
|   --------------------------   |   --------------------------   |   --------------------------
|  |    GARTMORE 1990 LTD.    |  |  |     GARTMORE PENSION     |  |  | GARTMORE GLOBAL PARTNERS |
|  |    (GENERAL PARTNER)     |  |  |       TRUSTEES, LTD.     |  |  |    (GENERAL PARTNER)     |
|__|                          |  |__|                          |  |__|                          |
|  |                          |  |  |                          |     |                          |
|  | GIM - 50%                |  |  | GIM - 99%                |     | GUS - 50%                |
|  | GSL - 50%                |  |  | GSL - 1%                 |     | GSL - 50%                |
|   --------------------------   |   --------------------------       --------------------------
|                                |
|   --------------------------   |   --------------------------
|  |   GARTMORE INDOSUEZ UK   |  |  |    GIL NOMINEES LTD.     |
|  | RECOVERY FUND (G.P.) LTD.|  |  |                          |
|__|                          |  |__|                          |
|  |                          |     |                          |
|  | GIM - 50%                |     | GIM - 50%                |
|  | GNL - 50%                |     | GSL - 50%                |
|   --------------------------       --------------------------
|
|   --------------------------
|  |GARTMORE 1990 TRUSTEE LTD.|
|  |    (GENERAL PARTNER)     |
|__|                          |
   |                          |
   | GIM - 50%                |
   | GSL - 50%                |
    --------------------------

                                       Subsidiary Companies      - Solid Line
                                       Contractual Association   - Double Line
                                       Limited Liability Company - Dotted Line

                                       October 1, 2002

                                                                     (left side)

                                   NATIONWIDE(R)
--------------------------------------------------------------------------------
---------------------                                 --------------------------
| NATIONWIDE MUTUAL |_________________________________|    NATIONWIDE MUTUAL   |
| INSURANCE COMPANY |_________________________________| FIRE INSURANCE COMPANY |
|    (CASUALTY)     |                |                |         (FIRE)         |
---------------------                |                --------------------------
                                     |
                 ------------------------------------------
                 |     NATIONWIDE CORPORATION (NW CORP)   |
                 |       COMMON STOCK:      CONTROL:      |
                 |       13,642,432         100%          |
                 |           SHARES          COST         |
                 |CASUALTY  12,992,922      $1,344,787,854|
                 |FIRE         649,510         118,038,022|
                 ------------------------------------------
                                     |
                                     |
                    ------------------------------------
                    |         GARTMORE GLOBAL          |
                    |         ASSET MANAGEMENT         |
                ___ |           TRUST (GGAMT)          |
                |   |                                  |
                |   |             Corp.-100%           |
                |   ------------------------------------
                |                    |
                |                    |
                |   -------------------------------------
                |   |         GARTMORE GLOBAL           |
                |   |      INVESTMENTS, INC. (GGI)      |
                |   |                                   |
                |   | Common Stock: 958,750 Shares      |
                |   | GGAMT-94%                         |
                |   | Preferred Stock: 500,000 Shares   |
                |   | GGAMT-100%                        |
                |   -------------------------------------
                |                    |
                |                    |
                |   -------------------------------------
                |   |       GARTMORE S.A. CAPITAL       |
                |   |            TRUST (GSA)            |
                |   |                                   | ______________
                |   |                                   |
                |   |      DELAWARE BUSINESS TRUST      |
                |   -------------------------------------
                |                    |
                |                    |
                |   --------------------------------------
                |   |         GARTMORE EMERGING          |
                |   |           MANAGERS, LLC            |
                |   |               (GEM)                | ___
                |   |                                    |   |
                |   | GSA-100%                           |   |
                |   --------------------------------------   |
                |                                            |
                |                                            |
                |   ---------------------------------------  |
                |   |            NORTHPOINTE              |  |
                |   |            CAPITAL LLC              |--|
                |   |                                     |  |
                |   | GEM-65%                             |  |
                |   ---------------------------------------  |
                |                                            |
                |                                            |
                |   ---------------------------------------  |
                |   |            CODA CAPITAL             |  |
                |   |           MANAGEMENT LLC            |  |
                |   |                                     |---
                |   | GEM-79%                             |
                |   ---------------------------------------
                |
                |
                |   ---------------------------------------
                |   |        GARTMORE MUTUAL FUND         |
                |   |           CAPITAL TRUST             |
                ___ |                                     |
                    |       DELAWARE BUSINESS TRUST       |
                    ---------------------------------------


                                                                    (right side)

          -------------------------------------             -------------------------------------
          |       GARTMORE GLOBAL ASSET       |             |                ADVISOR            |
          |         MANAGEMENT, INC.          |             |            SOFTWARE, INC.         |
_________ |         (GGAMI)                   | ___________ |                                   |
          |                                   |      |      |                                   |
          | GSA-100%                          |      |      | GGAMI-23%                         |
          -------------------------------------      |      -------------------------------------
                                                     |
          -------------------------------------      |      -------------------------------------
          |             GARTMORE              |      |      |                INVESTIA           |
          |      INVESTORS SERVICES, INC.     |      |      |             HOLDINGS, LTD.        |
          |                                   |      |      |                                   |
          | Common Stock: 5 Shares            | ___________ |                                   |
          |                                   |      |      |                                   |
          |               Cost                |      |      |                                   |
          | GGAMI-100%    $5,000              |      |      | GGAMI-25%                         |
          -------------------------------------      |      -------------------------------------
                                                     |
          -------------------------------------      |      -------------------------------------
          |      NATIONWIDE GLOBAL FUNDS      |      |      |            GARTMORE MORLEY        |
          |                                   |      |      |       FINANCIAL SERVICES, INC.    |
          |                                   | _____|      |               (MORLEY)            |
          |                                   | ___________ |                                   |___
          | LUXEMBOURG SICAV                  |      |      | Common Stock: 82,343 Shares       |   |
          |                                   |      |      | GGAMI-100%                        |   |
          -------------------------------------      |      -------------------------------------   |
                                                     |                                              |
          -------------------------------------      |      -------------------------------------   |
          | GARTMORE DISTRIBUTION             |      |      |        GARTMORE MORLEY CAPITAL    |   |
          | SERVICES, INC.                    |      |      |            MANAGEMENT, INC        |   |
          |                                   |      |      |                                   |   |
          | Common Stock: 10,000 Shares       | ______      | Common Stock:  500 Shares         |___|
          |                                   |      |      |                                   |   |
          |               Cost                |      |      |                Cost               |   |
          | GGAMI-100%    $146,653            |      |      | Morley-100%    $5,000             |   |
          -------------------------------------      |      -------------------------------------   |
                                                     |                                              |
          -------------------------------------      |      -------------------------------------   |
          | CORVIANT CORPORATION              |      |      |               GARTMORE            |   |
          | (CC)                              |      |      |             TRUST COMPANY         |   |
          |                                   |      |      |                                   |   |
          | Common Stock:       450,000 Shares|      |      | Common Stock: 2,000 Shares        |   |
          | Series A Preferred: 250,000 Shares| ______      |                                   |___|
          |                                   |      |      |                                   |   |
          |                    Cost           |      |      |               Cost                |   |
          | GGAMI-100%          $10,000,000   |      |      | Morley-100%   $50,000             |   |
          -------------------------------------      |      -------------------------------------   |
                           |                         |                                              |
                           |                         |                                              |
          -------------------------------------      |      -------------------------------------   |
          | VILLANOVA SECURITIES, LLC         |      |      |           GARTMORE MORLEY &       |   |
          |                                   |      |      |            ASSOCIATES, INC.       |   |
          |                                   |      |      |                                   |   |
          |                                   |      |      | Common Stock: 3,500 Shares        |   |
          |                                   |      |      |                                   |___|
          |                                   |      |      |              Cost                 |
          | CC-100%                           |      |      | Morley-100%  $1,000               |
          -------------------------------------      |      -------------------------------------
                                                     |
          -------------------------------------      |      -------------------------------------
          | GGI MGT LLC                       |      |      |           NEWHOUSE SPECIAL        |        Subsidiary Companies-
          | (GGIMGT)                          |      |      |       SITUATIONS FUND I, LLC      |          Solid Line
          |                                   |      |      |                                   |        Contractual Association-
          |                                   |------------ | Common Stock: 10,000 Shares       |          Double Line
          |                                   |             | GGIMGT-10%                        |        Limited Liability Company-
          |                                   |             | Class A Preferred: 10,000 Shares  |          Dotted Line
          | GGAMI-100%                        |             | GGAMI-75%                         |        October 1, 2002
          -------------------------------------             -------------------------------------

(left side)

                                 NATIONWIDE(R)

                                        ---------------------           --------------------------
                                        | NATIONWIDE MUTUAL |___________|    NATIONWIDE MUTUAL   |
                                        | INSURANCE COMPANY |___________| FIRE INSURANCE COMPANY |
                                        |    (CASUALTY)     |           |        (FIRE)          |
                                        ---------------------           --------------------------
                                                                   |
                                                                   |
                                                                   |
                                               ------------------------------------------
                                               |    NATIONWIDE CORPORATION (NW CORP)    |
                                               |       COMMON STOCK:     CONTROL:       |
                                               |       -------------     --------       |
                                               |       13,642,432        100%           |
                                               |                                        |
                                               |            SHARES       COST           |
                                               |            ----------   -------------- |
                                               | CASUALTY   12,992,922   $1,344,787,854 |
                                               | FIRE          649,510      118,038,022 |
                                               ------------------------------------------
                                                                    |
                                                                    |
                                                                    |
                                                     ---------------------------------
                                                     |     NATIONWIDE FINANCIAL      |
                                                     |     SERVICES, INC. (NFS)      |
                                                     |                               |
                                                     | Common Stock:   Control       |
                                                     | -------------   ------------- |
                                                     | Class A         Public - 100% |
                                                     | Class B         NW Corp - 100%|
                                                     ---------------------------------
                                                                     |
                                                                     |
                                                                     |
                                                      ----------------------------------
                                                      |  NATIONWIDE LIFE INSURANCE     |
                                                      |      COMPANY OF AMERICA        |
               _______________________________________|           (NLICA)              |
               |                             |        |                                |
               |                             |        |          NFS - 100%            |
               |                             |        ----------------------------------
               |                             |                               |
               |                             |                               |
               |                             |                               |
 -----------------------------   -----------------------------     -----------------------
 |    NATIONWIDE LIFE AND    |   | NATIONWIDE LIFE INSURANCE |     |      NATIONWIDE     |
 |     ANNUITY COMPANY OF    |   |    COMPANY OF DELAWARE    |     |  PROVIDENT HOLDING  |
 |          AMERICA          |   |                           |  ___|       COMPANY       |___
 |                           |   |                           |  |  |        (NPHC)       |
 |                           |   |                           |  |  |                     |
 |       NLICA - 100%        |   |        NLICA - 100%       |  |  |    NLICA - 100%     |
 -----------------------------   -----------------------------  |  -----------------------
                                                                |            |
                                                                |            |
                                 -----------------------------  |  -----------------------
                                 |     WASHINGTON SQUARE     |  |  |   FOUR P FINANCE    |
                                 |      ADMINISTRATIVE       |  |  |      COMPANY        |
                                 |       SERVICES, INC.      |_____|                     |
                                 |                           |  |  |                     |
                                 |       NPHC - 100%         |  |  |    NPHC - 100%      |
                                 -----------------------------  |  -----------------------
                                                                |
                                                                |
                                 -----------------------------  |  -----------------------
                                 |          SOFTWARE         |  |  |     NATIONWIDE      |
                                 |        DEVELOPMENT        |  |  |     PROVIDENT       |
                                 |           CORP.           |_____| DISTRIBUTORS, INC.  |
                                 |                           |  |  |                     |
                                 |                           |  |  |                     |
                                 |        NPHC - 100%        |  |  |    NPHC - 100%      |
                                 -----------------------------  |  -----------------------
                                                                |
                                                                |
                                 -----------------------------  |  -----------------------
                                 |     RF ADVISERS, INC.     |  |  |    DELFI REALTY     |
                                 |                           |  |  |    CORPORATION      |
                                 |                           |  |  |                     |
                                 |                           |_____|                     |
                                 |        NPHC - 100%        |  |  |    NPHC - 100%      |
                                 -----------------------------  |  -----------------------
                                                                |
                                                                |
                                 -----------------------------  |  -----------------------
                                 |         PNAM, INC.        |  |  |   INSTITUTIONAL     |
                                 |                           |  |  |   CONCEPTS, INC.    |
                                 |                           |_____|                     |
                                 |                           |  |  |                     |
                                 |        NPHC - 100%        |  |  |    NPHC - 100%      |
                                 -----------------------------  |  -----------------------
                                                                |
                                                                |
                                 -----------------------------  |  -----------------------
                                 |     PROVESTCO, INC.       |  |  |    1717 CAPITAL     |
                                 |                           |  |  | MANAGEMENT COMPANY  |___
                                 |                           |_____|                     |___
                                 |                           |     |                     |
                                 |        NPHC - 100%        |     |    NPHC - 100%      |
                                 -----------------------------     -----------------------

                                                                    (right side)

                                            -----------------------------   -----------------------------
                                            |      RCMD FINANCIAL       |   |      1717 BROKERAGE       |
                                            |      SERVICES, INC.       |   |      SERVICES, INC.       |
                                            |         (RCMD)            |   |           (BSI)           |
                                        ____|                           |___|                           |
                                         |  |                           |   |                           |
                                         |  |        NPHC - 100%        |   |         RCMD - 100%       |
                                         |  -----------------------------   -----------------------------
                                         |                |                               |
                                         |                |                               |
                                         |  -----------------------------   -----------------------------
                                         |  |       1717 ADVISORY       |   |       1717 INSURANCE      |
                                         |  |       SERVICES, INC.      |   |        AGENCY OF          |
                                         |  |                           |   |      MASSACHUSETTS, INC.  |
                                         |  |                           |   |                           |
                                         |  |       RCMD - 100%         |   |          BSI - 100%       |
                                         |  -----------------------------   -----------------------------
                                         |
                                         |
                                         |  -----------------------------
                                         |  |       MARKET STREET       |
                                         |  |        INVESTMENT         |
                                         ___|      MANAGEMENT COMPANY   |
                                            |                           |
                                            |        NPHC - 100%        |
                                            -----------------------------
                                                         ||
                                                         ||
                                            -----------------------------
                                            |     MARKET STREET FUND    |
                                            |                           |
                                            |  Delaware Business Trust  |
                                            |                           |
                                            -----------------------------










                                           -------------------------
                                           |                       |
                                        ___|    1717 INSURANCE     |
                                        ___| AGENCY OF TEXAS, INC. |
                                           |                       |
                                           -------------------------

Subsidiary Companies      - Solid Line
Contractual Association   - Double Line
Limited Liability Company - Dotted Line

October 1, 2002

Item 30.  Indemnification

The By-Laws of Nationwide Life Insurance Company of America provide as follows:

                                   ARTICLE IX

            INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER PERSONS

     Section 9.01. Indemnification. The Corporation shall indemnify any present, former or future Director, officer, employee or agent of the Corporation or any person who may serve or have served at its request as a Director, officer, employee, member, fiduciary, trustee, or agent of another corporation, partnership, joint venture, trust or other enterprise or association, to the extent provided in the Corporation's Articles of Incorporation.

     Section 9.02. Non-exclusivity and Supplementary Coverage. The indemnification and advancement of expenses provided for in this Article IX and the Corporation's Articles of Incorporation shall not be deemed exclusive of any other rights to which those persons seeking indemnification and advancement of expenses may be entitled under any By-Law, agreement, vote of the shareholders or disinterested Directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding that office, and shall continue as to a person who has ceased to be a Director, officer or employee and shall inure to the benefit of the heirs, executors, administrators and personal representatives of such a person; provided, however that indemnification pursuant to this Article IX and the Articles of Incorporation shall not be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. The Corporation may create a fund of any nature, which may, but need not be, under the control of a trustee, or otherwise secure or ensure in any manner its indemnification obligations.

     Section 9.03. Payment of Indemnification. An indemnified Director, officer or employee shall be entitled to indemnification within thirty days after a determination that such Director, officer or employee is so entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise as permitted under Section 1746 of the Pennsylvania Business Corporation Law of 1988, as amended, or any successor provision.

     Section 9.04. Payment of Expenses. Expenses incurred by a Director, officer or employee in defending any such action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that said Director, officer or employee is not entitled to be indemnified by the Corporation. Advancement of expenses shall be authorized by the Board of Directors.

     Section 9.05. Proceedings Initiated by a Director, Officer and Other Persons. Notwithstanding the provisions of Sections 9.01 and 9.02, the Corporation shall not indemnify a Director, officer or employee for any liability incurred in an action, suit or proceeding initiated (which shall not be deemed to include counterclaims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking indemnification unless such initiation of or participation in the action, suit or proceeding is authorized, either before or after its commencement, by the affirmative vote of a majority of Directors in office.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.  Principal Underwriter

     (a) Other Activity. 1717 Capital Management Company ("1717") is the principal underwriter of the Policies as defined in the Investment Company Act of 1940, as amended. 1717 is also principal underwriter for Market Street Fund, for Nationwide Provident VLI Separate Account A, Nationwide Provident VA Separate Account 1, and Nationwide Provident VA Separate Account A.

     (b) Management. The following information is furnished with respect to the officers and directors of 1717:


NAME AND PRINCIPAL                 POSITIONS AND OFFICES           POSITIONS AND OFFICES
BUSINESS ADDRESS*                        WITH 1717                    WITH DEPOSITOR
------------------                 ---------------------           ---------------------
Peter D. Cuozzo..............  Director and Senior Vice        Senior Vice President
                               President
Lance A. Reihl...............  Director, President, and        N/A
                               Chief Operating Officer
Gary D. McMahan..............  Director                        Director, President and Chief
                                                               Operating Officer
James D. Benson..............  Senior Vice President           Senior Vice President and
                                                               Assistant Treasurer
Scott V. Carney..............  Senior Vice President           Senior Vice President and
                                                               Actuary
William E. Mabe***...........  Senior Vice President           Senior Vice
                                                               President-Operations
Denise Sortino***............  Senior Vice President           Senior Vice President
Thomas E. Barnes**...........  Vice President and Secretary    Vice President and Assistant
                                                               Secretary
Todd Miller..................  Treasurer                       N/A
Kathleen Walsh***............  Vice President                  Vice President


---------------
  * Principal business address is c/o Nationwide Life Insurance Company of America, 1000 Chesterbrook Boulevard, Berwyn, PA 19312-1181, unless otherwise noted.

 ** The address is One Nationwide Plaza, Columbus, Ohio 43215.

*** The address is 300 Continental Drive, Newark, Delaware 19713.

     (c) Compensation From the Registrant. The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

    (1)             (2)                                              (5)
  NAME OF     NET UNDERWRITING         (3)             (4)
 PRINCIPAL     DISCOUNTS AND     COMPENSATION ON    BROKERAGE
UNDERWRITER     COMMISSIONS        REDEMPTION      COMMISSIONS   COMPENSATION
-----------   ----------------   ---------------   -----------   ------------
 1717               N/A               None             N/A           N/A

Item 32.  Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are maintained by Nationwide Life Insurance Company of America at 300 Continental Drive, Newark, DE 19713 or at 1000 Chesterbrook Boulevard, Berwyn, PA 19312-1181.

Item 33.  Management Services

All management contracts are discussed in Part A or Part B.

Item 34.  Fee Representation

Nationwide Life Insurance Company of America hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Nationwide Life Insurance Company of America.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Nationwide Provident VLI Separate Account 1 and Nationwide Life Insurance Company of America have duly caused this pre-effective amendment number 2 to the registration statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Berwyn and Commonwealth of Pennsylvania, on the 4th day of February, 2003.

                                          NATIONWIDE PROVIDENT VLI SEPARATE
                                          ACCOUNT 1 (REGISTRANT)

                                          By: NATIONWIDE LIFE INSURANCE
                                            COMPANY OF AMERICA (DEPOSITOR)


Attest: /s/ KATHERINE DEPERI                             By: /s/ GARY D. MCMAHAN
                                                         ------------------------------------------
-----------------------------------------------------        Gary D. McMahan
       Katherine DePeri                                      Director, President, and Chief Operating
                                                             Officer

                                          NATIONWIDE LIFE INSURANCE
                                          COMPANY OF AMERICA (DEPOSITOR)


Attest: /s/ KATHERINE DEPERI                             By: /s/ GARY D. MCMAHAN
                                                         ------------------------------------------
-----------------------------------------------------        Gary D. McMahan
       Katherine DePeri                                      Director, President, and Chief Operating
                                                             Officer

Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment number 2 to the registration statement has been signed below by the following persons in the capacities indicated on February 4, 2003.

                    SIGNATURES                                             TITLE
                    ----------                                             -----
                /s/ GARY D. MCMAHAN                  Director, President, and Chief Operating Officer
---------------------------------------------------  (Principal Executive Officer)
                  Gary D. McMahan

                /s/ JAMES D. BENSON                  Senior Vice President and Assistant Treasurer
---------------------------------------------------  (Principal Financial Officer/Principal Accounting
                  James D. Benson                    Officer)

                         *                           Director, Chairperson of the Board, and Chief
---------------------------------------------------  Executive Officer
                  W.G. Jurgensen

                         *                           Director and Vice Chairperson of the Board
---------------------------------------------------
                 Joseph J. Gasper

                         *                           Director
---------------------------------------------------
                 Richard A. Karas

                         *                           Director, Senior Vice President, and Assistant
---------------------------------------------------  Treasurer
                 Mark A. Thresher

             *By: /s/ KATHERINE DEPERI
   ---------------------------------------------
                 Katherine DePeri
                 Attorney-In-Fact
           Pursuant to Power of Attorney

                                 EXHIBIT INDEX

EXHIBITS
--------
 14.(a)     Consent of Sutherland Asbill & Brennan LLP
 14.(b)     Consent of PricewaterhouseCoopers LLP
 14.(c)     Consent of Scott V. Carney, FSA, MAAA